As filed with the Securities and Exchange Commission on June 12, 2018

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

the Securities Act of 1933

BLOOM ENERGY CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	3620	77-0565408
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1299 Orleans Drive

Sunnyvale, California 94089

(408) 543-1500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

KR Sridhar

Chief Executive Officer

Bloom Energy Corporation

1299 Orleans Drive

Sunnyvale, California 94089

(408) 543-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gordon K. Davidson, Esq. Sayre E. Stevick, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, California 94041 (650) 988-8500	Shawn M. Soderberg, Esq. Bloom Energy Corporation 1299 Orleans Drive Sunnyvale, California 94089 (408) 543-1500	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $0.0001 per share	$100,000,000	$12,450

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares the underwriters have the right to purchase from the Registrant, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 12, 2018

                SHARES

CLASS A COMMON STOCK

This is an initial public offering of Bloom Energy Corporation’s shares of Class A common stock.

We are offering to sell              shares of our Class A common stock in this offering. We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately     % of the voting power of our outstanding capital stock immediately following the completion of this offering, with our directors, executive officers, and 5% stockholders, and their respective affiliates, holding approximately     %, assuming in each case no exercise of the underwriters’ option to purchase additional shares.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $             and $            .

We have applied to list the Class A common stock on the New York Stock Exchange under the symbol “BE.”

We are an “emerging growth company” as defined under federal securities laws and, as such, will be subject to reduced public company reporting requirements. Investing in our Class A common stock involves risks. See “Risk Factors” on page 20 to read about factors you should consider before buying shares of Class A common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than                 shares of Class A common stock, the underwriters have the option to purchase up to an additional                 shares of Class A common stock from us at the initial public offering price less the underwriting discount within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2018.

J.P. Morgan	Morgan Stanley

Credit Suisse	KeyBanc Capital Markets	BofA Merrill Lynch

Baird	Cowen	HSBC	Oppenheimer & Co.	Raymond James

Prospectus dated                     , 2018

We are responsible for the information contained in this prospectus and in any free writing prospectus filed with the Securities and Exchange Commission. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who obtain this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside of the United States.

Through and including                     , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our Class A common stock in this offering. Therefore, you should read this entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes contained elsewhere in this prospectus. Unless the context requires otherwise, the words “we,” “us,” “our” and “Bloom Energy” refer to Bloom Energy Corporation and its subsidiaries.

BLOOM ENERGY CORPORATION

Overview

Our mission is to make clean, reliable, and affordable energy for everyone in the world. To fulfill this mission, we have developed a distributed, on-site electric power solution that is redefining the $2.4 trillion electric power market and transforming how power is generated and delivered. The commercial and industrial (C&I) segments are our initial focus. Our solution, the Bloom Energy Server, is a stationary power generation platform built for the digital age and capable of delivering highly reliable, uninterrupted, 24x7 constant (or base load) power that is also clean and sustainable. The Bloom Energy Server converts standard low-pressure natural gas or biogas into electricity through an electrochemical process without combustion, resulting in very high conversion efficiencies and lower harmful emissions than conventional fossil fuel generation. A typical configuration produces 250 kilowatts of power in a footprint roughly equivalent to that of half of a standard 30 foot shipping container, or approximately 125 times more space-efficient than solar power generation. 250 kilowatts of power is roughly equivalent to the constant power requirement of a typical big box retail store. Any number of these Energy Server systems can be clustered together in various configurations to form solutions from hundreds of kilowatts to many tens of megawatts. Some of our largest customers are AT&T, Caltech, Delmarva Power & Light Company, Equinix, The Home Depot, Kaiser Permanente and The Wonderful Company. We also work actively with financing partners, such as The Southern Company, that purchase our systems that are deployed at end customers’ facilities in order to provide the electricity as a service. In 2017, our largest customers were Southern Company, which finances our Energy Servers for a large number of end customers, and Delmarva. Our customer base included 25 of the Fortune 100 companies as of March 31, 2018.

Grid power prices continue to rise in most regions where we serve customers. The traditional centralized electric grid infrastructure requires significant investment for its maintenance, upgrade and operation, which has been continually driving up the cost of grid power. The U.S. Energy Information Administration (EIA) projects that grid power prices for all classes of customers including commercial and industrial are expected to increase by over 40% through 2026 in the U.S. By contrast, in the regions where the majority of our Energy Servers are deployed, our solution typically provides a lower cost of electricity to our customers than traditional grid power. In addition, our solution provides greater cost predictability versus rising grid prices. Through a relentless focus on cost reduction, we have driven down materials cost of our Energy Servers by 75% since 2009. This cost reduction, coupled with the use of abundant, low-cost natural gas as a fuel source and very high conversion efficiencies, has allowed us to expand our market opportunity.

The traditional grid is vulnerable to natural disasters as well as cyber-attacks and physical sabotage, which have become more frequent. The topology of the centralized grid has a tendency to cascade outages rather than to contain them. Because our on-site stationary power systems are located at the point of consumption, our Energy Servers, when configured to provide uninterruptible power, largely avoid the existing electric power grid’s inherent vulnerability to outages from weather events and other threats, as well as the additional losses of efficiency associated with the transmission of power over long distances. Our Energy Servers are able to deliver this very high level of availability to our customers in part because they are modular, redundant, and can be “hot swapped,” or serviced without interruption.

The electric grid typically delivers power generated by sources with a high carbon footprint, and there is increasing pressure to reduce resulting carbon dioxide and other harmful emissions. There is also a rising demand for clean electric power solutions that overcome the challenges of the traditional grid, and can address the requirements of the digital economy by delivering 24x7 electric power, with very high availability and quality. Our Energy Servers address these requirements and operate on-site at very high efficiencies using natural gas or biogas, offering significant emissions reductions, and, unlike prevalent renewable technologies such as wind and solar, provide a viable alternative to the constant base load electricity generated by a central power plant.

We have continuously innovated and evolved our technology over time. The latest generation Energy Server delivers five times the energy output of the first generation in a constant footprint. Similarly, we have also improved the beginning-of-life electrical efficiency (the rate at which fuel is converted into electricity) of our Energy Servers from 45% to 65% today, representing the highest delivered power efficiency of any commercially available power solution. In addition, we have expanded the range of available accessories which extend the capability and functionality of our Energy Servers to meet additional customer requirements, such as an uninterruptable power capability. Our team has decades of experience in the various specialized disciplines and systems engineering concepts unique to this technology. We had 209 issued patents in the United States and 90 issued patents internationally as of March 31, 2018.

Our solution is capable of addressing customer needs across a wide range of industry verticals. The industries we currently serve consist of banking and financial services, cloud services, technology and data centers, communications and media, consumer packaged goods and consumables, education, government, healthcare, hospitality, logistics, manufacturing, real estate, retail and utilities. We believe that, thus far we are capturing only a small percentage of our largest customers’ total energy spend, which gives us a significant opportunity for expansion and growth. Moreover, as the price of our products decreases and the price of grid power increases, more markets will become available for our products. As of March 31, 2018, we had 312 megawatts in total deployed systems, representing an average annual growth rate of approximately 25% since 2014. In addition, as of March 31, 2018, we had an additional product sales backlog of 108.2 megawatts.

Industry Background

People around the world depend upon access to reliable and affordable electric power for a healthy, functioning economy and for delivery of essential services. According to Marketline, the market for electric power is one of the largest sectors of the global economy with total revenues of $2.4 trillion in 2016, and is projected to continue to grow at a compound annual growth rate of 4.3% to $2.9 trillion in 2021. There are numerous challenges driving a transformation in how electricity is produced, delivered and consumed. We believe that this transformation will be similar to the seismic shifts seen in the computer and telecommunications industries, from centralized mainframe computing and landline telephone systems to ubiquitous and highly personalized distributed technologies. Some of the key challenges facing the electric power market are:

Increasing costs to maintain and operate the existing electric grid

The U.S. Department of Energy has described the U.S. electricity grid as “aging, inefficient, congested, and incapable of meeting the future energy needs of the information economy,” while the American Society of Civil Engineers gave the U.S. energy infrastructure a grade of D+ in 2017. The electric power grid has suffered from insufficient investment in critical infrastructure as a result of complexities surrounding the ownership, operation and regulation of grid infrastructure, compounded by the challenges of large capital costs and lack of adequate innovation. The Edison Electric Institute estimated that between 2017 and 2019, U.S. investor-owned electric utilities will need to make total capital expenditure investments of approximately $336 billion. U.S. EIA data demonstrates that the average commercial and industrial electricity prices have both increased at 2.4% and 2.7% CAGR from 2000 to 2015, respectively. According to this data, the average commercial and industrial electricity prices are expected to continue to rise.

Inherent vulnerability of existing grid design

The existing electric grid architecture features centralized, monolithic power plants and mostly above-ground transmission and distribution wires. This design has numerous points of failure and limited redundancy, and the daisy-chain topology can cascade outages rather than contain them. For example, in 2003, an initial failure blamed on a tree branch in Ohio set off outages that cascaded across eight states and parts of Canada, cutting power for 50 million people. Similarly, in 2011, a dropped transmission line in Arizona cascaded and created a massive outage across Southern California.

Furthermore, the limits of this design, coupled with aging and underinvested infrastructure, leaves the grid vulnerable to natural disasters such as hurricanes, earthquakes, drought, wildfires, flooding and extreme temperatures. According to data from the U.S. Department of Energy (DOE), the United States electric grid loses power 285% more often than in 1984, when data collections on blackouts began. These outages result in an annual loss to American businesses of as much as $150 billion, with weather-related disruptions costing the most per event.

In addition to potential disruptions to the grid, there is also an increasing concern over the threat of cyber-attack and physical sabotage to the centralized grid infrastructure. In 2017, Accenture Consulting published the report “Outsmarting Grid Security Threats,” which stated that “57% of utility executives believe their countries could see interruption of electricity supply due to cyber-attacks within five years” and that “only 48% of utility executives think they are well prepared for the challenges of an interruption from cyber-attack”.

Intermittent generation sources such as wind and solar are negatively impacting grid stability

Electricity generation from wind and solar has grown dramatically over recent years and is expected to account for a greater percentage of total generation going forward. While these renewable sources help to reduce greenhouse gas emissions, they provide only intermittent power to the grid, which compromises the grid’s ability to deliver 24x7 reliable electric power. As the penetration of these resources increases, balancing real-time supply and demand becomes more challenging and costly.

Due to these challenges, solutions are needed which provide constant base load 24x7 electric power which is reliable, clean and without the shortcomings of the existing grid infrastructure or intermittent sources such as wind or solar. This need is especially acute in the C&I segments, representing 68% of global electricity consumption, according to Marketline, where cost and reliability have a direct impact on profitability and business sustainability.

Increasing focus on reducing harmful emissions

In response to rising concern over harmful emissions, the 2015 United Nations Climate Change Conference, or COP 21, climate talks resulted in a global consensus that the rate of release of carbon dioxide and other greenhouse gases must be reduced with an increased sense of urgency. The electric power sector, which today produces more greenhouse gases than any other sector of the global economy, is under increasing pressure to do its part. Policy initiatives to reduce harmful emissions from power generation are widespread, including the adoption of renewable portfolio standards or mandated targets for low-or zero-carbon power generation.

Lack of access to affordable and reliable electricity in developing countries

According to the International Energy Agency (IEA) in their 2017 World Energy Outlook, 1.1 billion people worldwide live without electricity. For developing countries to grow their economies, they must expand access to reliable and affordable electric power. Building a centralized grid system, in addition to its inherent limitations, can also be infeasible due to the lack of adequate capital for upfront investment. Moreover, in dense urban areas, the costs of building this infrastructure are compounded by a lack of urban planning. In rural areas, using the centralized model to transmit and distribute electricity to low-density populations is economically unviable. As a result, we believe these countries are likely to develop a hybrid solution consisting of both centralized and distributed electrical power infrastructure to accelerate availability of power.

Our Solution

The Bloom Energy Server delivers reliable, resilient, clean and affordable energy, particularly in areas of high electricity costs, by its advanced distributed power generation system that is customizable, always-on and a source of primary base load power.

The Bloom Energy Server is based on our proprietary solid oxide fuel cell technology, which converts fuel into electricity through an electrochemical process without combustion. The primary input to the system is standard low-pressure natural gas or biogas from local gas lines. The high-quality electrical output of the Energy Server is connected to the customer’s main electrical feed, which avoids the transmission and distribution losses associated with the centralized grid system. Each Bloom Energy Server is modular and composed of independent 50 kilowatt power modules. A typical configuration includes multiple power modules in a single Energy Server, which produces 250 kilowatts of power in a footprint roughly equivalent to that of half a standard 30 foot shipping container, or approximately 125 times more space-efficient than solar power generation. Any number of these Energy Server systems can be clustered together in various configurations to form solutions from hundreds of kilowatts to many tens of megawatts. The Bloom Energy Server parallels the example of smart phones – a single core platform that can be highly personalized to the needs of its user through the addition of any of a wide variety of applications that extend features and provide benefits to the user. Like a smart phone, the Bloom Energy Server is easily customizable and upgradeable to add new energy accessories and capabilities. The Bloom Energy Server is easily integrated into corporate environments due to its aesthetically attractive design, compact space requirement, minimal noise profile and lack of harmful emissions.

Our Value Proposition

Our value proposition has five key elements which allow us to deliver a better electron: reliability, resiliency, cost savings and predictability, sustainability and personalization. While the relative importance of these attributes can vary by customer, our ability to deliver these attributes is a significant differentiator for us in the marketplace. We provide a complete, integrated “behind-the-meter” solution including installation, equipment, service, maintenance and, in some cases, bundled fuel. The five elements of our value proposition emphasize those areas where there is a strong customer need and where we believe we can deliver superior performance.

Reliability. Our Energy Servers deliver always-on, 24x7 base load power. The output of our Energy Servers is designed to meet the requirements of the digital economy, with very high availability of power, mission-critical reliability and grid-independent capabilities. Bloom provides power quality, voltage, and current, which can be tuned to specific customer requirements. The Bloom Energy Server can be configured to eliminate the need for traditional backup power equipment such as diesel generators, batteries or uninterruptible power systems (UPS).

Resiliency. Our Energy Servers avoid the vulnerabilities of conventional transmission and distribution lines by generating power on-site, where the electricity is consumed. The system operates at very high availability due to its modular and fault-tolerant design, which includes multiple independent power generation modules that can be hot swapped. Importantly, our systems utilize the natural gas infrastructure, which is a mesh network buried underground, unlike the above-ground electric grid architecture. A failure at one point in the natural gas system does not necessarily cause the same kind of cascading failure that can occur on the electrical grid.

Cost Savings and Predictability. In contrast to the rising and unpredictable cost outlook for grid electricity, we offer our customers the ability to lock in cost for electric power (other than the price of natural gas) over the long-term. In the regions where the majority of our Energy Servers are deployed, our solution typically provides a lower cost of electricity to our customers than traditional grid power. In addition, our solution provides greater cost predictability versus rising grid prices. Moreover, we provide customers with a solution that includes all of the fixed equipment and maintenance costs for the life of the contract. With the addition of an optional integrated storage solution, Bloom can also help customers to load shift and peak shave – reducing their exposure to peak power costs from the grid. We also enable our customers to scale from a few hundred kilowatts to many megawatts on a “pay-as-you-grow” basis.

Sustainability. Bloom Energy Servers provide clean power and because they are fuel-flexible, customers can choose the fuel source that best fits their needs based on availability, cost and carbon footprint. Bloom Energy Servers deployed since 2012 running on natural gas produce nearly 60% less carbon emissions compared to the average of U.S. combustion power generation. Bloom Energy Servers can also utilize renewable biogas to generate carbon-neutral electricity. As of March 31, 2018, approximately 9% of our deployed fleet of Energy Servers, by megawatts deployed, utilized biogas. In both cases, our Energy Servers emit virtually no criteria air pollutants, including NOx or SOx. Bloom Energy Servers also use virtually no water in normal operation. By comparison, to produce one megawatt per hour for a year, thermoelectric power generation for the U.S. grid withdraws approximately 156 million gallons of water more than Bloom Energy Servers.

Personalization. The Bloom Energy Server is designed as a platform which can be customized to the needs of each individual customer delivering the level of reliability, resiliency, sustainability as well as cost savings and predictability required by that customer. Analogous to a smart phone, the base Energy Server platform can easily accommodate accessories that extend capabilities and provide for customization. For example, the Energy Server can be customized with uninterruptible power components to deliver higher levels of reliability and grid independent operation, or storage can be added to reduce peak power consumption and improve the predictability of economics for the customer.

Our Market Opportunity

Economic growth and development worldwide will increasingly be powered by electricity. Global electricity demand is forecasted to rise by 60% between 2015 and 2040, accounting for 55% of the world’s energy demand growth. In addition, as the world consistently accelerates the adoption of digital technologies (i.e., widespread deployment of data centers, electric and autonomous cars, intelligent home systems, additive manufacturing), overall energy use will continue to increase. These facts offer challenges alongside opportunities, and will alter the global energy landscape. The retail electricity market represents the market for power delivered to the end-customers or the consumer of electricity. The price of retail electricity generally reflects the cost of generation, transmission and distribution. Generating power onsite (i.e., at the point of consumption, rather than centrally) eliminates the cost, complexity, interdependencies, and inefficiencies associated with electrical transmission and distribution.

According to data from MarketLine, the total addressable market (TAM) for electricity at the point of customer consumption was approximately $2.4 trillion in 2016. Of this market, MarketLine determined that 68% consisted of commercial, industrial and public services (CI&P), or $1.6 trillion.

We believe that the current global serviceable addressable market (SAM) for Bloom is the retail electricity market for CI&P customers in the world’s ten largest electricity markets. These markets include, in order of decreasing size, the United States, India, Japan, Germany, Canada, Brazil, South Korea, France, the United Kingdom and Mexico. We do not include China or Russia in calculating our SAM due to a lack of reliable market data in these markets. Based on country-by-country generation data from the U.S. EIA and publically-available retail power prices in each of these countries, we believe that our SAM is approximately $800 billion. Bloom primarily participates in the retail market for CI&P customers, and on that basis has calculated the TAM and SAM. From time to time, Bloom also selectively participates in wholesale market opportunities which have not been incorporated into this TAM and SAM analysis.

We currently have installations or purchase orders in eleven states in the United States (California, Connecticut, Delaware, Maryland, Massachusetts, North Carolina, New Jersey, New York, Pennsylvania, Utah and Virginia) as well as in Japan, India and South Korea. According to the EIA, the total size of the retail markets for C&I customers in the U.S. states is approximately $76 billion. In addition, we estimate that the combined retail market for C&I customers in Japan, the Indian state of Karnataka (the state in India where we currently have deployed our solution) and the available market for new-build fuel cell generation in South Korea is approximately $99 billion. Collectively, we estimate that the size of our current market is approximately $175 billion.

In order to assess the market opportunity for our Energy Servers in the U.S., we have used EIA data to estimate the potential addressable market. The total size of the electricity market for C&I customers in all fifty states is currently estimated to be $212 billion. Outside of the U.S., we estimate our market opportunity by focusing on the ten largest international electricity markets (Japan, Germany, United Kingdom, India, Brazil, France, South Korea, Mexico, Canada and Saudi Arabia). We exclude China and Russia from this analysis as we have no plans to enter these markets for the foreseeable future. Based on information published by IEA, as well as select energy regulatory authorities regarding C&I demand and power prices, we estimate that the market opportunity in these ten international markets is approximately $608 billion.

Our Customers

To date, the breadth, depth and scale of Bloom’s commercial customer adoption is significant for a new product in the electric power industry. As of March 31, 2018, we have installed 312 megawatts of Bloom Energy Servers at customer sites across the U.S., Japan and India.

Factors Driving Customer Adoption

Key factors that are driving the rapid adoption of our solution include:

Customers are driving a growing requirement for customized, high-quality and reliable power in the increasingly pervasive digital economy. The proliferation of cloud services and big data, and the associated rapid increase in demand for computing power, is reshaping the type and quality of power demanded by the digital economy. For providers and users of cloud services, uninterruptible, high-quality power is essential—requirements that the legacy grid is struggling to meet. Our highly available and scalable solution can replace the current patchwork of solutions, which include batteries, UPS and back-up generators.

Customers are seeking an alternative to the unpredictable and rising price of grid power. Grid costs in the United States have been rising for decades and are expected to continue to rise over the long-term. In the shorter-term, grid prices can be volatile, driven by regulatory judgments, commodity prices and the impact of external events such as weather. In contrast, we offer a complete turn-key solution, including equipment, installation, operations and maintenance that is designed to provide customers with a competitive and predictable cost for their electricity for periods of up to 20 years in the regions where the majority of our Energy Servers are deployed. The only component of cost of Bloom’s solution that is not fixed at time of contracting is fuel supply—usually natural gas, which typically represents about 25% of Bloom’s delivered cost of electricity to the customer. However, even if there are significant variations in natural gas commodity prices, wholesale prices of electricity are also highly dependent on the price of natural gas and our current generation Energy Server is 14% to 31% more efficient than natural gas power plants. Customers also have the option to enter into long-term natural gas contracts at fixed prices for up to ten years, which is not an option available for grid electricity.

According to the U.S. EIA, the average commercial and industrial electricity rate increased at a 2.7% CAGR from 2000 to 2015. According to data from the EIA, the average C&I electricity prices will continue to rise. As a result, we expect Bloom’s market opportunity to continue to expand.

Our technology is proven with industry-leading customers. Our approach to innovation is evolutionary—every generation of our technology builds on a proven core and factors in lessons learned from our broadly deployed fleet. Our systems have been deployed with Fortune 500 customers since 2008 and have reached 312 megawatts in total as of March 31, 2018. The Bloom Energy Server has performed for our customers without disruption through natural disasters such as Hurricane Sandy and the 6.0 Richter scale earthquake near Napa, California in 2014.

The natural gas revolution has provided an economically attractive means for achieving carbon reduction. Natural gas is now in abundant supply at economically attractive prices. This abundance, coupled with new technologies such as our Energy Servers that convert this fuel into electricity at high efficiency, will play a major role in replacing high-carbon fuels such as coal and oil. The United States’ abundant supply of recoverable natural gas is expected to last over 80 years, according to data from the Potential Gas Committee and the U.S. EIA.

Our Growth Strategy

Our growth strategies include:

Maintain technology leadership and leverage first-mover advantage

Our technology leadership is considerable and we have a well-established track record of continuous improvement. Our priority is to continue to advance our technology and build on this leadership position.

Significant and sustained improvements in “power density.” We have continually added more generation capacity into the same footprint and expect to continue to do so with successive generations of our technology. Today’s Bloom Energy Servers are capable of delivering five times the power of our first-generation system introduced only nine years ago, while staying within approximately the same service footprint.

Continual increases in electrical efficiency. Efficiency is defined as the percentage of the energy in the fuel that is converted to electricity. The higher the efficiency, the less fuel used to generate a given unit of electric power output, resulting in lower fuel costs. Today, our Energy Servers are significantly more efficient than the average of the U.S. grid. The latest generation of our Energy Servers, which began shipping in 2015, is capable of beginning-of-life (BOL) efficiencies of 65%, and we expect to further improve the efficiency in succeeding generations. While the Bloom Energy Server is capable of operating at peak efficiency, typically efficiency of the latest generation of Energy Servers can range from 53% to 65% over the project term depending on environmental conditions and the age of the power modules. We have the flexibility to maintain efficiency at specific levels to comply with customer sustainability, regulatory compliance, or other requirements by managing the replacement cycle of the power modules in the Energy Server.

Expanded feature sets and sizing options to address new market opportunities. The Bloom Energy Server was designed as a technology platform which can support extended capabilities from Bloom and other suppliers. The Bloom Energy Server platform provides the hardware and software building blocks that can be deployed in different configurations to provide customer-specific solutions. For example, we are now offering the option of adding a storage solution provided by PowerSecure (a unit of The Southern Company) to help customers avoid peak grid electricity power rates, and to provide greater resiliency to grid outages. We may also provide smaller or custom solutions which could allow us to address additional markets, such as powering cell sites in the mobile telephony market and franchise retail, in the future. Our current offering is well suited for multi-tenant housing, a segment that we intend to address in emerging economies as we expand to international markets. The platform components can also be configured to provide larger systems for utility or large industrial applications.

Acquire new customers and grow wallet share with existing customers

We currently target industry leading Fortune 500 companies, along with public and private organizations that are large consumers of electric power. Our success in landing industry leading customers has encouraged other new customers—companies and organizations in those industries, with similar scale and electricity demand—to follow suit. We employ a “land and expand” model through our direct sales force, which recognizes that new customers typically pilot a limited scale solution initially to gain experience with our fuel cell solutions. As we prove the value of Bloom solutions through these pilot projects, our customers will often expand their Bloom deployments by adding more capacity at existing sites and by adding new facilities from across their real estate portfolio. Our sales mix illustrates this dynamic: Since 2011, over half of our sales contracts, or the number of purchase orders signed, are with new customers, while approximately three quarters of our sales volume has been derived from repeat customers as they utilize our Energy Servers as a larger share of their energy wallet and create more value across more of their facilities over time. These repeat orders provide better visibility into our sales pipeline and also lower our cost of sales. The quality and staying power of our customers are important factors contributing to our confidence in this strategy. Since we target customers with very significant electric power spend, we view the current low penetration rate as a significant opportunity for growth.

Drive production cost reductions to expand our market

Since our initial commercial deployments eight years ago, we have continually reduced the production cost of our systems, enabling us to expand into new markets. We believe our technology innovation will drive further cost reductions as each successive generation of Bloom Energy Servers builds on the design and field experience of all previous generations. In addition, increased production volumes should lead to further cost reductions based on economies of scale, enabling market expansion and improved margins. On a per unit basis, which we measure in dollars-per-kilowatt, we have reduced our material costs by over 75% from the first generation Energy Server to our current generation Energy Server. We drove these material costs per unit down by over 50% over the life of our second generation system and by over 35% over the life of our fifth generation system to date. With each successive new generation, we have been able to reduce the material costs compared to the prior generation’s material costs.

Expand into international markets and new fast-growing segments

International. Most of our current and target customers have global footprints, which we expect will be another avenue for growth while also lowering the cost and risk of new market entry. Today, we have installations or purchase orders in the United States, Japan, India, and South Korea, and we are actively targeting additional international markets such as Ireland and Great Britain.

We also target fast-growing markets where we believe we can deliver significant value including data centers and critical facilities such as healthcare organizations and distribution centers, which cannot suffer even a momentary disruption to power without significant negative consequences.

Data Centers. When configured to provide uninterruptible power, we can provide primary power for data centers with up to Tier III availability and reliability without reliance on traditional back up or power conditioning equipment. A customer-commissioned study by the University of Illinois, Champaign-Urbana projects that a Bloom Energy solution configured to provide mission-critical power would be significantly more reliable than a traditional topology of grid power plus uninterruptible power systems and diesel backup. According to Technavio, the total worldwide cost of power for data centers was $17.4 billion in 2016. This figure is expected to grow by 12.9% annually over the next five years. Within the U.S., the total cost of power for data centers was $3.3 billion. This cost is expected to rise by 8.0% annually over the same forecast period.

Healthcare. According to the EIA, the healthcare industry in the U.S. accounts for approximately 6% of total commercial energy consumption. Based on our estimate of the total C&I market opportunity in the U.S. ($212 billion), this implies that the healthcare industry in the U.S. spends approximately $12 billion annually on energy purchases.

Microgrids. New segments like microgrids, when powered by our Energy Servers, offer our customers the opportunity to disconnect from the traditional grid, protection from prolonged grid outages and mitigation of the rising risk of cyber-attacks against the grid. As communities and organizations look to mitigate the risk of grid power outages, there is significant and growing interest in microgrids, which combine distributed power generation and storage into a network that can be isolated from the larger grid. Our flexible architecture allows integration of our systems with other distributed generation sources and technologies, such as solar and storage, while Bloom provides the stable always-on primary power—a key requirement for a microgrid solution. According to Technavio, the global microgrid market was valued at $14.6 billion in 2017 and is expected to reach $23.1 billion by 2022, growing at a compound annual growth rate of 9.7%.

Provide innovative financing options to our customers

We intend to continue to assist our customers by providing innovative financing options to purchase our solution and grow our market opportunity. We have developed multiple options for our customers to acquire the power our Energy Servers produce. These offerings provide a range of options that enable customers to do business with us and secure power best customized to their needs. Our customers can purchase our systems outright, with operations and maintenance services contracts, or purchase the electricity that our Energy Servers produce without any upfront costs through various financing vehicles, including leases and power purchase agreements (PPAs), that combine the cost of our systems, warranty and service, financing, and in some cases fuel into monthly payments based on the electricity produced.

RISK FACTORS

Our business is subject to many risks and uncertainties, as more fully described under “Risk Factors” and elsewhere in this prospectus. For example, you should be aware of the following before investing in our common stock:

•	our limited operating history and our nascent industry makes evaluating our business and future prospects difficult;

•	the distributed generation industry is an emerging market and distributed generation may not receive widespread market acceptance;

•	we have incurred significant losses in the past and we do not expect to be profitable for the foreseeable future;

•	our Energy Servers have significant upfront costs, and we will need to attract investors to help customers finance purchases;

•	if our Energy Servers contain manufacturing defects, our business and financial results could be harmed;

•	if our estimates of useful life for our Energy Servers are inaccurate or we do not meet service and performance warranties and guarantees, our business and financial results could be harmed;

•	our business currently depends on the availability of rebates, tax credits and other tax benefits, and other financial incentives. The reduction, modification, or elimination of government economic incentives could cause our revenue to decline and harm our financial results;

•	it will be difficult for us to raise additional debt financing;

•	we rely on tax equity financing arrangements to realize the benefits provided by investment tax credits and accelerated tax depreciation;

•	we derive a substantial portion of our revenue and backlog from a limited number of customers, and the loss of, or a significant reduction in orders from, a large customer could have a material adverse effect on our operating results and other key metrics;

•	our products involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could harm our business;

•	our business is subject to risks associated with construction, cost overruns and delays, including those related to obtaining government permits, and other contingencies that may arise in the course of completing installations;

•	the failure of our suppliers to continue to deliver necessary raw materials or other components of our Energy Servers in a timely manner could prevent us from delivering our products within required time frames, and could cause installation delays, cancellations, penalty payments and damage to our reputation;

•	our financial condition and results of operations and other key metrics are likely to fluctuate on a quarterly basis in future periods, which could cause our results for a particular period to fall below expectations, resulting in a severe decline in the price of our Class A common stock;

•	we must maintain customer confidence in our liquidity and long-term business prospects in order to grow our business;

•	a material decrease in the retail price of utility-generated electricity or an increase in the price of natural gas would affect demand for our Energy Servers; and

•	the dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our directors, executive officers, and 5% stockholders holding approximately % of the voting power of our outstanding capital stock immediately following the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

Corporate Information

We were incorporated in the State of Delaware on January 18, 2001 as Ion America Corporation. On September 20, 2006, we changed our name to Bloom Energy Corporation. Our principal executive offices are located at 1299 Orleans Drive, Sunnyvale, California 94089, and our telephone number is (408) 543-1500. Our website address is www.bloomenergy.com. The information on, or that can be accessed through, our website is not incorporated by reference into, and is not part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

“Bloom Energy” is our registered trademark in the United States and is registered in Japan, India, Australia, the European Union and under the Madrid Protocol. Our other registered trademarks and service marks in the

United States include: Energy Server, Bloom Electrons, Bloomconnect, Bloomenergy, Bloom Box and BE. This prospectus also contains trademarks, service marks and trade names of other companies. We do not intend for our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of, us by these other companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last completed fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements;

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements; and

•	extended transition periods for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest to occur of: (1) the end of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (2) the end of the first fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (4) the end of the fiscal year during which the fifth anniversary of this offering occurs. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We intend to take advantage of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Class A common stock offered	shares

Option to purchase additional shares of Class A common stock offered	shares

Class A common stock outstanding after this offering	shares ( shares if the option to purchase additional shares is exercised in full)

Class B common stock outstanding after this offering	shares

Total Class A and Class B common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $ million, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, including research and development and sales and marketing activities, general and administrative matters and capital expenditures. See “Use of Proceeds.”

Voting rights	Shares of Class A common stock are entitled to one vote per share. Shares of Class B common stock are entitled to ten votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our restated certificate of incorporation. Following the completion of this offering, each share of our Class B common stock will be convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the earliest to occur of (i) immediately prior to the close of business on the fifth anniversary of the closing of this offering, (ii) immediately prior to the close of business on the date on which the outstanding shares of Class B common stock represent less than five percent (5%) of the aggregate number of shares of Class A common stock and Class B common stock then outstanding, (iii) the date and time, or the occurrence of an event, specified in a written conversion election delivered by KR Sridhar, our Chairman and Chief Executive Officer, to our Secretary or Chairperson of our Board of Directors to so convert all shares of Class B common stock, or (iv) immediately following the date of the death of KR Sridhar.

The holders of our outstanding Class B common stock will hold % of the voting power of our outstanding capital stock following this offering, with our directors, executive officers, and 5% stockholders and their respective affiliates holding % in the aggregate. Additionally, following this offering, and after giving effect to voting agreements between KR Sridhar, our Chief Executive Officer and Chairman, and certain holders of Class B common stock, KR Sridhar will hold an aggregate of % of the voting power of our outstanding capital stock. These holders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information

Directed share program	At our request, the underwriters have reserved up to % of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers and other individuals associated with them, and our employees, to the extent permitted by local securities laws and regulations. The sales will be made at our direction by Morgan Stanley & Co. LLC, an underwriter of this offering, and its affiliates through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. Any shares sold in the directed share program to our directors, executive officers or stockholders who have entered into lock-up agreements described in “Underwriting” shall be subject to the provisions of such lock-up agreements. Employees and family members of employees who participate in the directed share program shall be subject to substantially similar lock-up provisions with respect to any shares sold to them pursuant to the directed share program.

Proposed New York Stock Exchange symbol	“BE”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

The number of shares of our Class A and Class B common stock to be outstanding after this offering is based on no shares of our Class A common stock and 132,249,809 shares of our Class B common stock outstanding, in each case, as of March 31, 2018, and excludes:

•	17,317,677 shares of our Class B common stock issuable upon exercise of outstanding stock options as of March 31, 2018 with a weighted average exercise price of $17.74 per share under our 2002 Equity Incentive Plan and 2012 Equity Incentive Plan;

•	4,720,640 shares of our Class B common stock issuable upon settlement of restricted stock units (RSUs) outstanding as of March 31, 2018 under our 2012 Equity Incentive Plan;

•	44,406 shares of our Class B common stock issuable upon settlement of RSUs granted after March 31, 2018 under our 2012 Equity Incentive Plan;

•	50,000 shares of our Class B common stock issuable upon the exercise of outstanding warrants to purchase common stock as of March 31, 2018, with an exercise price of $25.76 per share;

•	1,141,184 shares of our Class B common stock issuable upon the exercise of outstanding warrants to purchase Series F convertible preferred stock and Series G convertible preferred stock as of March 31, 2018, with a weighted average exercise price of $21.18 per share, which, if not exercised prior to the completion of this offering, shall convert in accordance with their terms into warrants to purchase Class B common stock;

•	up to 216,000 shares of our Class B common stock issuable to one of our customers on the occurrence of future bookings from that customer and the achievement of certain installation milestones on those future bookings;

•	200,000 shares of Class B common stock issuable 180 days from the date of this prospectus. These shares will be issued as part of a dispute settlement with a securities placement agent as described in “Description of Capital Stock—Securities Acquisition Agreement”;

•	shares of our Class B common stock issuable upon the conversion of our outstanding 6.0% Convertible Senior Secured PIK Notes due 2020 (6% Notes) as of March 31, 2018, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, which notes will be convertible at the option of the holders thereof following the completion of this offering (for each $1.00 increase or decrease in the public offering price per share, the number of shares issuable upon such conversion would increase or decrease, as applicable, by shares);

•	1,297,591 shares of our Class B common stock issuable upon the conversion of $33.4 million aggregate principal amount of our outstanding Subordinated Senior Convertible Promissory Note (Constellation Note), which may be converted, at the option of the holder, prior to the completion of this offering, into shares of Series G convertible preferred stock or, following the completion of this offering, into shares of Class B common stock; and

•	shares of common stock reserved for future issuance under our equity-based compensation plans, consisting of 8,528,008 shares of Class B common stock reserved for issuance under our 2012 Equity Incentive Plan as of March 31, 2018, shares of Class A common stock reserved for issuance under our 2018 Equity Incentive Plan, and shares of Class A common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, and excluding shares that become available under the 2018 Equity Incentive Plan and 2018 Employee Stock Purchase Plan pursuant to provisions of these plans that automatically increase the share reserves each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Because the conversion price of the 6% Notes will depend upon the actual initial public offering price per share in this offering, the actual number of shares issuable upon such conversion will likely differ from the number of shares set forth above. In this regard, a $1.00 increase in the assumed initial public offering price of $         per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the number of shares of our Class B common stock issuable on conversion of the 6% Notes by             shares. A $1.00 decrease in the assumed initial public offering price would increase the number of shares of our Class B common stock issuable on conversion of the 6% Notes by             shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Credit Facilities—Bloom Energy Indebtedness” for more information.

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our convertible redeemable preferred stock into an aggregate of 107,610,244 shares of Class B common stock, effective upon the closing of this offering;

•	the automatic conversion of $215.9 million aggregate principal amount of our outstanding 8% Subordinated Secured Convertible Promissory Notes (8% Notes) into shares of our Series G convertible redeemable preferred stock at a per share price of $25.76 as of March 31, 2018, and the subsequent automatic conversion of such shares of Series G convertible redeemable preferred stock into an aggregate of 8,382,757 shares of Class B common stock effective upon the closing of this offering;

•	no issuance of shares upon the exercise or settlement of outstanding stock options, warrants or restricted stock units subsequent to March 31, 2018, except for an aggregate of 150,000 shares of Class B common stock that we expect to issue upon the exercise of outstanding warrants exercisable for shares of our Series F convertible preferred stock, which warrants would otherwise expire immediately prior to the completion of this offering;

•	the issuance and exercise of warrants to purchase 469,333 shares of our Class B common stock at an exercise price of $0.01 per share to certain purchasers of our 6% Notes, as described in “Description of Capital Stock—6.0% Convertible Senior Secured PIK Notes due 2020,” which warrants will automatically be deemed exercised pursuant to their terms immediately prior to the completion of this offering;

•	the filing of our restated certificate of incorporation and adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	the underwriters will not exercise their option to purchase additional shares of Class A common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the summary consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

The summary consolidated statements of operations data for the years ended December 31, 2016 and 2017 are derived from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the three months ended March 31, 2017 and 2018 and the summary consolidated balance sheet data as of March 31, 2018 from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read the following summary consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future and our results for the three months ended March 31, 2018 are not necessarily indicative of results to be expected for the full year. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

Please see the section titled “Selected Consolidated Financial Data—Key Operating Metrics” for information regarding how we define our product accepted during the period, megawatts deployed, billings for product accepted in the period, billings for installation on product accepted, billings for annual maintenance services agreements, product costs of product accepted, period costs of manufacturing related expenses not included in product costs and installation costs on product accepted.

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands, except for per share data)
			(unaudited)
Consolidated Statements of Operations
Revenue
Product	$76,478	$179,768	$27,665	$121,307
Installation	16,584	63,226	12,293	14,118
Service	67,622	76,904	18,591	19,907
Electricity	47,856	56,098	13,648	14,029

Total revenue	208,540	375,996	72,197	169,361
Cost of revenue
Product	103,283	210,773	38,855	80,355
Installation	17,725	59,929	13,445	10,438
Service	155,034	83,597	18,219	24,253
Electricity	35,987	39,741	10,876	10,649

Total cost of revenue	312,029	394,040	81,395	125,695

Gross profit (loss)	(103,489)	(18,044)	(9,198)	43,666

Operating expenses
Research and development	46,848	51,146	11,223	14,731
Sales and marketing	29,101	32,415	7,845	8,262
General and administrative	61,545	55,674	12,879	14,988

Total operating expenses	137,494	139,235	31,947	37,981

Profit (loss) from operations	(240,983)	(157,279)	(41,145)	5,685
Interest expense	(81,190)	(108,623)	(24,363)	(23,037)
Other income (expense), net	(379)	268	119	(629)
Gain (loss) on revaluation of warrant liabilities and embedded derivatives	(13,035)	(14,995)	215	(4,034)

Net loss before income taxes	(335,587)	(280,629)	(65,174)	(22,015)
Income tax provision	729	636	214	333

Net loss	(336,316)	(281,265)	(65,388)	(22,348)
Net loss per share attributable to noncontrolling interests and redeemable noncontrolling interests	(56,658)	(18,666)	(5,856)	(4,632)

Net loss attributable to common stockholders	$(279,658)	$(262,599)	$(59,532)	$(17,716)

Net loss per share attributable to common stockholders, basic and diluted	$(18.56)	$(17.08)	$(3.91)	$(1.14)

Weighted average shares used to compute net loss per share attributable to common stockholders, basic and diluted	15,069	15,372	15,215	15,605

Pro forma net loss per share attributable to common stockholders basic and diluted (unaudited)		$(1.87)		$(0.13)

Pro forma weighted average shares used to compute pro forma net loss per share attributable to common stockholders basic and diluted (unaudited)		131,754		130,805

Key operating metrics:

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
Product accepted during the period (in 100 kilowatt systems)	687	622	119	166
Megawatts deployed as of period end	235	297	247	312

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
		(in thousands)
Billings for product accepted in the period	$522,543	$248,102	$48,105	$121,143
Billings for installation on product accepted in the period	114,680	96,452	23,027	11,896
Billings for annual maintenance services agreements	67,820	79,881	14,882	14,122
Ratable value of contracts accepted in the period	384,229	21,653	9,566	(17,140)

	Three Months Ended
	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	Jun. 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018
Product costs of product accepted in the period (per kilowatt)	$5,086	$4,809	$4,383	$3,826	$3,999	$3,121	$3,386	$2,944	$3,855
Period costs of manufacturing related expenses not included in product costs (in thousands)	4,302	4,586	6,869	6,143	7,397	8,713	7,152	9,174	10,785
Installation costs on product accepted in the period (per kilowatt)	1,280	1,481	1,056	1,170	1,974	1,306	1,263	829	526

For a discussion of these key operating metrics, see “Summary Consolidated Financial and Other Data—Key Operating Metrics” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics”.

Our consolidated balance sheet as of March 31, 2018 is presented on:

•	an actual basis;

•	a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our preferred stock into 107,610,244 shares of Class B common stock immediately prior to the closing of this offering, (ii) the automatic conversion of $215.9 million aggregate principal amount of our outstanding 8% Notes to Series G convertible preferred stock at a per share price of $25.76, and the conversion of such Series G convertible preferred stock into 8,382,757 shares of Class B common stock immediately prior to the completion of this offering, (iii) the issuance and exercise of warrants to purchase 469,333 shares of our Class B common stock at an exercise price of $0.01 per share to certain purchasers of our 6% Notes, as described in “Description of Capital Stock—6.0% Convertible Senior Secured PIK Notes due 2020,” which warrants will automatically be deemed exercised pursuant to their terms immediately prior to the completion of this offering, and (iv) the effectiveness of our restated certificate of incorporation immediately prior to the completion of this offering; and

•

a pro forma as adjusted basis to give effect to (i) the pro forma adjustments set forth above, (ii) the issuance of 150,000 shares of Class B common stock that we expect to issue upon the exercise of warrants that would expire if not exercised prior to the completion of this offering, and (iii) the sale and issuance of             shares of Class A common stock by us in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$88,227	$88,232	$
Working capital	154,595	158,922
Total assets	1,184,634	1,184,639
Long-term portion of debt	925,342	713,729
Total liabilities	1,700,498	1,483,534
Convertible redeemable preferred stock	1,465,841	—
Redeemable noncontrolling interest and noncontrolling interest	207,935	207,935
Stockholders’ deficit	(2,189,640)	(506,830)

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share of Class A common stock, the midpoint of the price range on the cover of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and stockholders’ deficit by approximately $ million, assuming that the number of shares we offer, as stated on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider these risk factors, together with all of the other information included in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes, before you decide to purchase shares of our Class A common stock. While we believe the risks and uncertainties described below include all material risks currently known by us, it is possible that these may not be the only ones we face. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

Our limited operating history and our nascent industry makes evaluating our business and future prospects difficult.

From our inception in 2001 through 2008, we were focused principally on research and development activities relating to our Energy Server technology. We did not deploy our first Energy Server and did not recognize any revenue until 2008. As a result, we have a limited history operating our business at its current scale, and therefore a limited history upon which you can base an investment decision.

Our Energy Server is a new type of product in the nascent distributed energy industry. Predicting our future revenue and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially and adversely affected. You should consider our prospects in light of the risks and uncertainties emerging companies encounter when introducing a new product into a nascent industry.

The distributed generation industry is an emerging market and distributed generation may not receive widespread market acceptance.

The distributed generation industry is still relatively nascent, and we cannot be sure that potential customers will accept distributed generation more broadly, or our Energy Server products more specifically. Enterprises may be unwilling to adopt our solution over traditional or competing power sources for any number of reasons including the perception that our technology is unproven, lack of confidence in our business model, unavailability of back-up service providers to operate and maintain the Energy Servers, and lack of awareness of our product. Because this is an emerging industry, broad acceptance of our products and service is subject to a high level of uncertainty and risk. If the market develops more slowly than we anticipate, our business will be harmed.

Certain estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.

This prospectus includes several estimates by us and third parties of the potential addressable market for electricity and for our products and services, both internationally and in the United States. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. In particular, estimates and forecasts relating to the size and expected growth of electricity demand in our target markets, the adoption of our products, our capacity to address this demand, and our pricing may prove to be inaccurate. In addition, third-party estimates of the addressable market for commercial, industrial and public services electricity reflect the opportunity available from all participants and potential participants in the market.

Any inaccuracies or errors in third-party estimates of market opportunity may cause us to misallocate capital and other business resources, which could divert resources from more valuable alternative projects and harm our business.

The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates and growth forecasts in this prospectus, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market size or growth included in this prospectus should not be taken as indicative of our future growth.

We have incurred significant losses in the past and we do not expect to be profitable for the foreseeable future.

Since our inception in 2001, we have incurred significant net losses and have used significant cash in our business. As of March 31, 2018, we had an accumulated deficit of $2.3 billion. We expect to continue to expand our operations, including by investing in manufacturing, sales and marketing, research and development, staffing systems and infrastructure to support our growth. We anticipate that we will incur net losses on a GAAP basis for the foreseeable future. Our ability to achieve profitability in the future will depend on a number of factors, including:

•	growing our sales volume;

•	increasing sales to existing customers and attracting new customers;

•	attracting and retaining financing partners who are willing to provide financing for sales on a timely basis and with attractive terms;

•	continuing to improve the useful life of our fuel cell technology and reducing our warranty servicing costs;

•	reducing the cost of producing our Energy Servers;

•	improving the efficiency and predictability of our installation process;

•	improving the effectiveness of our sales and marketing activities; and

•	attracting and retaining key talent in a competitive marketplace.

Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.

Our Energy Servers have significant upfront costs, and we will need to attract investors to help customers finance purchases.

Our Energy Servers have significant upfront costs. In order to assist our customers in obtaining financing for our products, we have leasing programs with two leasing partners who have prequalified our product and provide financing for customers through various leasing arrangements. In addition to the leasing model, we also offer power purchase agreements (PPAs) in which the cost of the Energy Server is funded by an investment entity which is financed by us and/or third-party investors (PPA entities).

We will need to grow committed financing capacity with existing partners, or attract additional partners to support our growth. Generally, at any point in time, the deployment of a portion of our backlog is contingent on securing available financing. Our ability to attract third-party financing depends on many factors that are outside of our control, including the investors’ ability to utilize tax credits and other government incentives, our perceived creditworthiness and the condition of credit markets generally. Our financing of customer purchases of our Energy Servers is subject to conditions such as the customer’s credit quality and the expected minimum internal rate of return on the customer engagement, and if these conditions are not satisfied, we may be unable to finance purchases of our Energy Servers, which would have an adverse effect on our revenue in a particular period. If we are unable to help our customers arrange financing for our Energy Servers, our business will be harmed.

We do not currently have a committed financing partner willing to finance deployments with poor credit-quality customers. If we are unable to procure financing partners willing to finance such deployments, our ability to grow our business may be negatively impacted.

If our Energy Servers contain manufacturing defects, our business and financial results could be harmed.

Our Energy Servers are complex products, and they may contain undetected or latent errors or defects. In the past, we have experienced latent defects, only discovered once the Energy Server is deployed in the field. Changes in our supply chain or the failure of our suppliers to otherwise provide us with components or materials that meet our specifications could also introduce defects into our products. In addition, as we grow our manufacturing volume, the chance of manufacturing defects could increase. Any manufacturing defects or other failures of our Energy Servers to perform as expected could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and significantly and adversely affect customer satisfaction, market acceptance and our business reputation.

Furthermore, we may be unable to correct manufacturing defects or other failures of our Energy Servers in a manner satisfactory to our customers, which could adversely affect customer satisfaction, market acceptance and our business reputation.

The performance of our Energy Servers may be affected by factors outside of our control, which could result in harm to our business and financial results.

Field conditions, such as the quality of the natural gas supply and utility processes which vary by region and may be subject to seasonal fluctuations, have affected the performance of our Energy Servers and are not always possible to predict until the Energy Server is in operation. Although we believe we have designed new generations of Energy Servers to better withstand the variety of field conditions we have encountered, as we move into new geographies and deploy new service configurations, we may encounter new and unanticipated field conditions. Adverse impacts on performance may require us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and significantly and adversely affect customer satisfaction, market acceptance and our business reputation. Furthermore, we may be unable to adequately address the impacts of factors outside of our control in a manner satisfactory to our customers, which could adversely affect customer satisfaction, market acceptance and our business reputation.

If our estimates of useful life for our Energy Servers are inaccurate or we do not meet service and performance warranties and guarantees, our business and financial results could be harmed.

We offer certain customers the opportunity to renew their operations and maintenance service agreements on an annual basis, for up to 20 years, at prices predetermined at the time of purchase of the Energy Server. Our pricing of these contracts and our reserves for warranty and replacement are based upon our estimates of the life of our Energy Servers and their components, including assumptions regarding improvements in useful life that may fail to materialize. We also provide performance warranties and guarantees covering the efficiency and output performance of our Energy Servers. We do not have a long history with a large number of field deployments, and our estimates may prove to be incorrect. Failure to meet these performance warranties and guarantee levels may require us to replace the Energy Servers at our expense or refund their cost to the customer, or require us to make cash payments to the customer based on actual performance, as compared to expected performance, capped at a percentage of the relevant equipment purchase prices. Early generations of our Energy Server did not have the useful life and did not perform at an output and efficiency level that we expected. As further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we implemented a fleet decommissioning program for our early generation Energy Servers in our PPA I program, which resulted in a significant adjustment to revenue in the quarter ended December 31, 2015, as we would otherwise have failed to meet efficiency and output warranties. As of March 31, 2018, we had a total of 58.5 megawatts in total deployed early generation servers, including our first and second generation servers, out of our total installed base of 312 megawatts. We accrue for product warranty costs and recognize losses on service or performance warranties based on our estimates of costs that may be incurred and historical experience; however, actual warranty expenses have in the past been and may in the future be greater than we have assumed in our estimates, the accuracy of which may be hindered due to our limited operating history operating at our current scale. We accrue for extended warranty costs that we expect to incur under the maintenance service agreements that our customers renew for a term of typically one year. In addition, we expect that our deployed early generation Energy Servers may continue to perform at a lower output and efficiency level, and as a result the maintenance costs may exceed the contracted prices that we expect to generate in respect of those servers if our customers continue to renew their maintenance service agreements in respect of those servers.

Our business currently depends on the availability of rebates, tax credits and other financial incentives. The reduction, modification, or elimination of government economic incentives could cause our revenue to decline and harm our financial results.

The U.S. federal government and some state and local governments provide incentives to end users and purchasers of our Energy Servers in the form of rebates, tax credits and other financial incentives, such as system performance payments and payments for renewable energy credits associated with renewable energy generation. We rely on these governmental rebates, tax credits and other financial incentives to significantly lower the effective price of the Energy Servers to our customers in the United States, including by lowering the cost of capital to our customers, as our financing partners and PPA tax equity investors may take advantage of these financial incentives. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. For example, the federal ITC benefit expired on December 31, 2016 and without the availability of the ITC benefit incentive, we lowered the price of our Energy Servers to ensure the economics to our customers remain the same as it was prior to losing the ITC benefit, adversely affecting our gross profit. While the ITC was reinstated by the U.S Congress on February 9, 2018 and made retroactive to January 1, 2017, it is possible in the future that this incentive could be repealed.

Our Energy Servers have qualified for tax exemptions, incentives, or other customer incentives in many states including the states of California, Connecticut, Massachusetts, New Jersey and New York. Some states have utility procurement programs and/or renewable portfolio standards for which our technology is eligible. Our Energy Servers are currently installed in eleven U.S. states, each of which may have its own enabling policy framework. There is no guarantee that these policies will continue to exist in their current form, or at all. Such state programs may face increased opposition on the U.S. federal, state and local levels in the future. Changes in federal or state programs could reduce demand for our Energy Servers, impair sales financing and adversely impact our business results.

For example, the California Self Generation Incentive Program (SGIP) is a program administered by the California Public Utilities Commission (CPUC) which provides incentives to investor-owned utility customers that install eligible distributed energy resources. In July 2016, the CPUC modified the SGIP to provide a smaller allocation of the incentives available to generating technologies such as our Energy Servers and a larger allocation to storage technologies. As modified, the SGIP will require all eligible power generation sources consuming natural gas to use a minimum of 10% biogas to receive SGIP funds beginning in 2017, with this minimum biogas requirement increasing to 25% in 2018, 50% in 2019 and 100% in 2020. In addition, the CPUC provided a further limitation on the available allocation of funds that any one participant may claim under the SGIP. The SGIP will expire on January 21, 2021 absent extension. Our billings for product accepted derived from customers benefiting from the SGIP represented approximately 36%, 12%, and 18% of total billings for product accepted for the years ended December 31, 2016 and 2017, and the three months ended March 31, 2018, respectively.

We rely on tax equity financing arrangements to realize the benefits provided by investment tax credits and accelerated tax depreciation.

We expect that any Energy Server deployments through financed transactions (including our Bloom Electrons programs, our leasing programs, and any third-party PPA programs) will receive capital from financing parties who derive a significant portion of their economic returns through tax benefits (tax equity investors). Tax equity investors are generally entitled to substantially all of the project’s tax benefits, such as those provided by the ITC and MACRS depreciation, until these investors achieve their respective agreed rates of return. The number of and available capital from potential tax equity investors is limited, we compete with other energy companies eligible for these tax benefits to access such investors, and the availability of capital from tax equity investors is subject to fluctuations based on factors outside of our control such as macroeconomic trends and changes in applicable taxation regimes. Concerns regarding our limited operating history and lack of profitability have made it difficult to attract investors in the past. Our ability to obtain additional financing in the future depends on the continued confidence of banks and other financing sources in our business model, the market for our Energy Servers and the continued availability of tax benefits applicable to our Energy Servers. In addition, conditions in financial and credit markets generally may result in the contraction of available tax equity financing. If we are unable to enter into tax equity financing agreements with attractive pricing terms or at all, we may not be able to attract the capital needed to fund our financing programs or use the tax benefits provided by the ITC and MACRS depreciation, which could make it more difficult for customers to finance the purchase of our Energy Servers or require us to reduce the price at which we are able to sell our Energy Servers and therefore harm our business, financial condition and results of operations.

We derive a substantial portion of our revenue and backlog from a limited number of customers, and the loss of, or a significant reduction in orders from, a large customer could have a material adverse effect on our operating results and other key metrics.

In any particular period, a substantial amount of our total revenue could come from a relatively small number of customers. As an example, for the year ended December 31, 2016, approximately 89% of our revenue came from our top 20 customers, with two customers accounting for approximately 29% of our total revenue. In 2017, our top 20 customers accounted for approximately 91% of our total revenue and two customers accounted for approximately 53% of our total revenue. For the three months ended March 31, 2018, our top 20 customers accounted for 94% of our total revenue and two customers accounted for 70% of our total revenue. Since we recognize the product revenue for customer-financed purchases at the time that the Energy Server is accepted, rather than recognizing the product revenue ratably over the life of the contract, a customer that self-finances a purchase could have an outsize effect on revenue in the period in which that customer’s Energy Server is accepted.

In addition, four customers accounted for approximately one-half of our backlog as of March 31, 2018. The loss of any large customer order, or delays in installations of new Energy Servers with any large customer, could materially and adversely affect our business results.

Our products involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could harm our business.

Our sales cycle is typically 12 to 18 months, but can vary considerably. In order to make a sale, we must typically provide a significant level of education to prospective customers regarding the use and benefits of our product and its technology. The period between initial discussions with a potential customer and the sale of even a single product typically depends on a number of factors, including the potential customer’s budget and decision as to the type of financing it chooses to use, as well as the arrangement of such financing. Prospective customers often undertake a significant evaluation process, which may further extend the sales cycle. Once a customer makes a formal decision to purchase our product, the fulfillment of the sales order by us requires a substantial amount of time. Currently, we believe the time between the entry into a sales contract with a customer and the installation of our Energy Servers can range from nine to twelve months or more. This lengthy sales and installation cycle is subject to a number of significant risks over which we have little or no control. Because of both the long sales and installation cycles, we may expend significant resources without having certainty of generating a sale.

These lengthy sales and installation cycles increase the risk that our customers fail to satisfy their payment obligations or cancel orders before the completion of the transaction or delay the planned date for installation. Generally, a customer can cancel an order prior to installation, and we may be unable to recover some or all of our costs in connection with design, permitting, installation and site preparations incurred prior to cancellation. Cancellation rates can be between 10% and 20% in any given period, due to factors outside of our control including an inability to install an Energy Server at the customer’s chosen location because of permitting or other regulatory issues, unanticipated changes in the cost or availability of alternative sources of electricity available to the customer, or other reasons unique to each customer. Our operating expenses are based on anticipated sales levels, and many of our expenses are fixed. If we are unsuccessful in closing sales after expending significant resources or if we experience delays or cancellations, our business could be materially and adversely affected. Since we do not recognize revenue on the sales of our products until installation and acceptance, a small fluctuation in the timing of the completion of our sales transactions could cause operating results to vary materially from period to period.

We rely on net metering arrangements that are subject to change.

Because our Energy Servers are designed to operate at a constant output twenty-four hours a day, seven days a week and our customers’ demand for electricity typically fluctuates over the course of the day or week, there are often periods when our Energy Servers are producing more electricity than a customer may require, and such excess electricity must be exported to the local electric utility. Many, but not all, local electric utilities provide compensation to our customers for such electricity under “net metering” programs. Net metering programs are subject to changes in availability and terms. At times in the past, such changes have had the effect of significantly reducing or eliminating the benefits of such programs. Changes in the availability of, or benefits offered by, the net metering programs in place in the jurisdictions in which we operate could adversely affect the demand for our Energy Servers.

The economic benefits of our Energy Servers to our customers depends on the cost of electricity available from alternative sources including local electric utility companies, which cost structure is subject to change.

The economic benefit of our Energy Servers to our customers includes, among other things, the benefit of reducing such customer’s payments to the local utility company. The rates at which electricity is available from a customer’s local electric utility company is subject to change and any changes in such rates may affect the relative benefits of our Energy Servers. Further, the local electric utility may impose “departing load”, “standby” or other charges on our customers in connection with their acquisition of our Energy Servers, the amounts of which are outside of our control and which may have a material impact on the economic benefit of our Energy Servers to our customers. Changes in the rates offered by local electric utilities and/or in the applicability or amounts of charges and other fees imposed by such utilities on customers acquiring our Energy Servers could adversely affect the demand for our Energy Servers.

Additionally, the electricity produced by our Energy Servers is currently not cost competitive in many geographic markets, and we may be unable to reduce our costs to a level at which our Energy Servers would be competitive in such markets. As such, unless the cost of electricity in these markets rises or we are able to generate demand for our Energy Servers based on benefits other than electricity cost savings, our potential for growth may be limited.

Our business is subject to risks associated with construction, utility interconnection, cost overruns and delays, including those related to obtaining government permits, and other contingencies that may arise in the course of completing installations.

Because we do not recognize revenue on the sales of our Energy Servers until installation and acceptance, our financial results are dependent, to a large extent, on the timeliness of the installation of our Energy Servers. Furthermore, in some cases, the installation of our Energy Servers may be on a fixed price basis, which subjects us to the risk of cost overruns or other unforeseen expenses in the installation process.

Although we generally are not regulated as a utility, federal, state and local government statutes and regulations concerning electricity heavily influence the market for our product and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, and the rules surrounding the interconnection of customer-owned electricity generation for specific technologies. In the United States, governments frequently modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different requirements for utilities and rates for commercial customers on a regular basis. Changes, or in some cases a lack of change, in any of the laws, regulations, ordinances or other rules that apply to our installations and new technology could make it more costly for us or our customers to install and operate our Energy Servers on particular sites, and in turn could negatively affect our ability to deliver cost savings to customers for the purchase of electricity.

The construction, installation and operation of our Energy Servers at a particular site is also generally subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building codes, safety, environmental protection and related matters, and typically requires various local and other governmental approvals and permits, including environmental approvals and permits, that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. It is difficult and costly to track the requirements of every individual authority having jurisdiction over our installations, to design our Energy Servers to comply with these varying standards, and to obtain all applicable approvals and permits. We cannot predict whether or when all permits required for a given project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit or utility connection essential to a project or the imposition of impractical conditions would impair our ability to develop the project. In addition, we cannot predict whether the permitting process will be lengthened due to complexities and appeals. Delay in the review and permitting process for a project can impair or delay our and our customers’ abilities to develop that project or increase the cost so substantially that the project is no longer attractive to us or our customers. Furthermore, unforeseen delays in the review and permitting process could delay the timing of the installation of our Energy Servers and could therefore adversely affect the timing of the recognition of revenue related to the installation, which could harm our operating results in a particular period.

In addition, the completion of many of our installations is dependent upon the availability of and timely connection to the natural gas grid and the local electric grid. In some jurisdictions, the local utility company(ies) or the municipality has denied our request for connection or required us to reduce the size of certain projects. Any delays in our ability to connect with utilities, delays in the performance of installation-related services or poor performance of installation-related services by our general contractors or sub-contractors will have a material adverse effect on our results and could cause operating results to vary materially from period to period.

Furthermore, we rely on third party general contractors to install Energy Servers at our customers’ sites. We currently work with a limited number of general contractors, which has impacted and may continue to impact our ability to make installations as planned. Our work with contractors or their sub-contractors may have the effect of us being required to comply with additional rules (including rules unique to our customers), working conditions, site remediation and other union requirements, which can add costs and complexity to an installation project. The timeliness, thoroughness and quality of the installation-related services performed by our general contractors and their sub-contractors in the past have not always met our expectations or standards and in the future may not meet our expectations and standards.

The failure of our suppliers to continue to deliver necessary raw materials or other components of our Energy Servers in a timely manner could prevent us from delivering our products within required time frames, and could cause installation delays, cancellations, penalty payments and damage to our reputation.

We rely on a limited number of third-party suppliers for some of the raw materials and components for our Energy Servers, including certain rare earth materials and other materials that may be of limited supply. If we fail to develop or maintain our relationships with our suppliers, or if there is otherwise a shortage or lack of availability of any required raw materials or components, we may be unable to manufacture our Energy Servers or our Energy Servers may be available only at a higher cost or after a long delay. Such delays could prevent us from delivering our Energy Servers to our customers within required timeframes and cause order cancellations. We have had to create our own supply chain for some of the components and materials utilized in our fuel cells. We have made significant expenditures in the past to develop our supply chain. In many cases, we entered into contractual relationships with suppliers to jointly develop the components we needed. These activities were time and capital intensive. Accordingly, the number of suppliers we have for some of our components and materials is limited and in some cases sole sourced. Some of our suppliers use proprietary processes to manufacture components. We may be unable to obtain comparable components from alternative suppliers without considerable delay, expense or at all, as replacing these suppliers could require us either to make significant investments to bring the capability in house or to invest in a new supplier partner. Some of our suppliers are smaller, private companies, heavily dependent on us as a customer. If our suppliers face difficulties obtaining the credit or capital necessary to expand their operations when needed, they could be unable to supply necessary raw materials and components needed to support our planned sales and services operations, which would negatively impact our sales volumes and cash flows.

Moreover, we may experience unanticipated disruptions to operations or other difficulties with our supply chain or internalized supply processes due to exchange rate fluctuations, volatility in regional markets from where materials are obtained, particularly China and Taiwan, changes in the general macroeconomic outlook, political instability, expropriation or nationalization of property, civil strife, strikes, insurrections, acts of terrorism, acts of war or natural disasters. The failure by us to obtain raw materials or components in a timely manner, or to obtain raw materials or components that meet our quantity and cost requirements, could impair our ability to manufacture our Energy Servers or increase their costs or service our existing portfolio of Energy Servers under maintenance services agreements. If we cannot obtain substitute materials or components on a timely basis or on acceptable terms, we could be prevented from delivering our Energy Servers to our customers within required timeframes, which could result in sales and installation delays, cancellations, penalty payments, or damage to our reputation, any of which could have a material adverse effect on our business and results of operations. In addition, we rely on our suppliers to meet quality standards, and the failure of our suppliers to meet or exceed those quality standards could cause delays in the delivery of our products, unanticipated servicing costs and damage to our reputation.

Our financial condition and results of operations and other key metrics are likely to fluctuate on a quarterly basis in future periods, which could cause our results for a particular period to fall below expectations, resulting in a severe decline in the price of our Class A common stock.

Our financial condition and results of operations and other key metrics have fluctuated significantly in the past and may continue to fluctuate in the future due to a variety of factors, many of which are beyond our control. For example, the amount of product revenue we recognize in a given period is materially dependent on the volume of installations of our Energy Servers in that period and the type of financing used by the customer.

In addition to the other risks described in this “Risk Factors” section, the following factors could also cause our financial condition and results of operations to fluctuate on a quarterly basis:

•	the timing of installations, which may depend on many factors such as availability of inventory, product quality or performance issues, or local permitting requirements, utility requirements, environmental, health and safety requirements, weather and customer facility construction schedules;

•	size of particular installations and number of sites involved in any particular quarter;

•	the mix in the type of purchase or financing options used by customers in a period, and the rates of return required by financing parties in such period;

•	whether we are able to structure our sales agreements in a manner that would allow for the product and installation revenue to be recognized up front at acceptance;

•	delays or cancellations of Energy Server installations;

•	fluctuations in our service costs, particularly due to unaccrued costs of servicing and maintaining Energy Servers;

•	weaker than anticipated demand for our Energy Servers due to changes in government incentives and policies;

•	fluctuations in our research and development expense, including periodic increases associated with the pre-production qualification of additional tools as we expand our production capacity;

•	interruptions in our supply chain;

•	the length of the sales and installation cycle for a particular customer;

•	the timing and level of additional purchases by existing customers;

•	unanticipated expenses or installation delays associated with changes in governmental regulations, permitting requirements by local authorities at particular sites, utility requirements and environmental, health and safety requirements; and

•	disruptions in our sales, production, service or other business activities resulting from disagreements with our labor force or our inability to attract and retain qualified personnel.

Fluctuations in our operating results and cash flow could, among other things, give rise to short-term liquidity issues. In addition, our revenue, key operating metrics and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of our Class A common stock.

We must maintain customer confidence in our liquidity and long-term business prospects in order to grow our business.

Currently, we are the only provider able to fully support and maintain our Energy Servers. If potential customers believe we do not have sufficient capital or liquidity to operate our business over the long-term or that we will be unable to maintain their Energy Servers and provide satisfactory support, customers may be less likely to purchase or lease our products, particularly in light of the significant financial commitment required. In addition, financing sources may be unwilling to provide financing on reasonable terms. Similarly, suppliers, financing partners and other third parties may be less likely to invest time and resources in developing business relationships with us if they have concerns about the success of our business.

Accordingly, in order to grow our business, we must maintain confidence among customers, suppliers, financing partners and other parties in our liquidity and long-term business prospects. This may be particularly complicated by factors such as:

•	our limited operating history at a large scale;

•	our lack of profitability;

•	unfamiliarity with or uncertainty about our Energy Servers and the overall perception of the distributed generation market;

•	prices for electricity or natural gas in particular markets;

•	competition from alternate sources of energy;

•	warranty or unanticipated service issues we may experience;

•	the environmental consciousness and perceived value of environmental programs to our customers;

•	the size of our expansion plans in comparison to our existing capital base and the scope and history of operations;

•	the availability and amount of tax incentives, credits, subsidies or other programs; and

•	the other factors set forth in this section.

Several of these factors are largely outside our control, and any negative perceptions about our liquidity or long-term business prospects, even if unfounded, would likely harm our business.

A material decrease in the retail price of utility-generated electricity or an increase in the price of natural gas would affect demand for our Energy Servers.

We believe that a customer’s decision to purchase our Energy Servers is significantly influenced by the price, and price predictability of electricity generated by our Energy Servers in comparison to the retail price and future price outlook of electricity from the local utility grid and other renewable energy sources. In some states and countries, the current cost of grid electricity, even together with available subsidies, does not render our product economically attractive. Furthermore, if the retail prices of grid electricity do not increase over time at the rate that we or our customers expect, it could reduce demand for our Energy Servers and harm our business. Several factors could lead to a reduction in the price or future price outlook for grid electricity, including the impact of energy conservation initiatives that reduce electricity consumption, construction of additional power generation plants (including nuclear, coal or natural gas) and technological developments by others in the electric power industry which could result in electricity being available at costs lower than those that can be achieved from our Energy Servers.

Furthermore, an increase in the price of natural gas or curtailment of availability could make our Energy Servers less economically attractive to potential customers and reduce demand.

We currently face and will continue to face significant competition.

We compete for customers, financing partners and incentive dollars with other electric power providers. Many providers of electricity, such as traditional utilities and other companies offering distributed generation products, have longer operating histories, customer incumbency advantages, access to and influence with local and state governments, and more capital resources than we do. Significant developments in alternative technologies, such as energy storage, wind, solar or hydro power generation, or improvements in the efficiency or cost of traditional energy sources including coal, oil, natural gas used in combustion, or nuclear power, may materially and adversely affect our business and prospects in ways we cannot anticipate. We may also face new competitors who are not currently in the market. If we fail to adapt to changing market conditions and to compete successfully with grid electricity or new competitors, we will limit our growth and adversely affect our business results.

Our future success depends in part on our ability to increase our production capacity and we may not be able to do so in a cost-effective manner.

To the extent we are successful in growing our business, we may need to increase our production capacity. Our ability to plan, construct and equip additional manufacturing facilities is subject to significant risks and uncertainties, including the following:

•

The expansion or construction of any manufacturing facilities will be subject to the risks inherent in the development and construction of new facilities, including risks of delays and cost overruns as a result of factors outside our control, such as delays in government approvals, burdensome permitting conditions, and delays in the delivery of manufacturing equipment and subsystems that we manufacture or obtain from suppliers.

•	It may be difficult to expand our business internationally without additional manufacturing facilities located outside the United States. Adding manufacturing capacity in any international location will subject us to new laws and regulations including those pertaining to labor and employment, environmental and export import. In addition, it brings with it the risk of managing larger scale foreign operations.

•	We may be unable to achieve the production throughput necessary to achieve our target annualized production run rate at our current and future manufacturing facilities.

•	Manufacturing equipment may take longer and cost more to engineer and build than expected, and may not operate as required to meet our production plans.

•	We may depend on third-party relationships in the development and operation of additional production capacity, which may subject us to the risk that such third parties do not fulfill their obligations to us under our arrangements with them.

•	We may be unable to attract or retain qualified personnel.

If we are unable to expand our manufacturing facilities, we may be unable to further scale our business. If the demand for our Energy Servers or our production output decreases or does not rise as expected, we may not be able to spread a significant amount of our fixed costs over the production volume, thereby increasing our per unit fixed cost, which would have a negative impact on our financial condition and results of operations.

We have in some instances, entered into long-term supply agreements that could result in insufficient inventory and negatively affect our results of operations.

We have entered into long-term supply agreements with certain suppliers. Some of these supply agreements provide for fixed or inflation-adjusted pricing and substantial prepayment obligations. If our suppliers provide insufficient inventory at the level of quality required to meet customer demand, or if our suppliers are unable or unwilling to provide us with the contracted quantities, as we have limited or in some case no alternatives for supply, our results of operations could be materially and negatively impacted. Further, we face significant specific counterparty risk under long-term supply agreements when dealing with suppliers without a long, stable production and financial history. Given the uniqueness of our product, many of our suppliers do not have a long operating history and are private companies that may not have substantial capital resources. In the event any such supplier experiences financial difficulties, it may be difficult or impossible, or may require substantial time and expense, for us to recover any or all of our prepayments. We do not know whether we will be able to maintain long-term supply relationships with our critical suppliers, or secure new long-term supply agreements. Additionally, many of our parts and materials are procured from foreign suppliers, which exposes us to risks including unforeseen increases in costs or interruptions in supply arising from changes in applicable international trade regulations, such as taxes, tariffs, or quotas. Any of the foregoing could materially harm our financial condition and results of operations.

We face supply chain competition, including competition from businesses in other industries, which could result in insufficient inventory and negatively affect our results of operations.

Certain of our suppliers also supply parts and materials to other businesses, including businesses engaged in the production of consumer electronics and other industries unrelated to fuel cells. As a relatively low-volume purchaser of certain of these parts and materials, we may be unable to procure a sufficient supply of the items in the event that our suppliers fail to produce sufficient quantities to satisfy the demands of all of their customers, which could materially harm our financial condition and results of operations.

We, and some of our suppliers, obtain capital equipment used in our manufacturing process from sole suppliers and if this equipment is damaged or otherwise unavailable, our ability to deliver our Energy Servers on time will suffer.

Some of the capital equipment used to manufacture our products and some of the capital equipment used by our suppliers have been developed and made specifically for us, are not readily available from multiple vendors, and would be difficult to repair or replace if they did not function properly. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our manufacturing equipment and we could not obtain replacement equipment in a timely manner, our business would suffer. In addition, a supplier’s failure to supply this equipment in a timely manner, with adequate quality, and on terms acceptable to us, could disrupt our production schedule or increase our costs of production and service.

If we are not able to continue to reduce our cost structure in the future, our ability to become profitable may be impaired.

We must continue to reduce the manufacturing costs for our Energy Servers to expand our market. Additionally, certain of our existing service contracts were entered into based on projections regarding service costs reductions that assume continued advances in our manufacturing and services processes, which we may be unable to realize. While we have been successful in reducing our manufacturing and services costs to date, the cost of components and raw materials, for example, could increase in the future. Any such increases could slow our growth and cause our financial results and operational metrics to suffer. In addition, we may face increases in our other expenses, including increases in wages or other labor costs, as well as installation, marketing, sales or related costs. We may continue to make significant investments to drive growth in the future. In order to expand into electricity markets in which the price of electricity from the grid is lower while still maintaining our current margins, we will need to continue to reduce our costs. Increases in any of these costs, or our failure to achieve projected cost reductions, could adversely affect our results of operations and financial condition and harm our business and prospects. If we are unable to reduce our cost structure in the future, we may not be able to achieve profitability, which could have a material adverse effect on our business and prospects.

If we fail to manage our growth effectively, our business and operating results may suffer.

Our current growth and future growth plans may make it difficult for us to efficiently operate our business, challenging us to effectively manage our capital expenditures and control our costs while we expand our operations to increase our revenue. If we experience significant growth in orders, without improvements in automation and efficiency, we may need additional manufacturing capacity and we and some of our suppliers may need additional and capital intensive equipment. Any growth in manufacturing must include a scaling of quality control as the increase in production increases the possible impact of manufacturing defects. In addition, any growth in the volume of sales of our Energy Servers may outpace our ability to engage sufficient and experienced personnel to manage the higher number of installations and to engage contractors to complete installations on a timely basis and in accordance with our expectations and standards. Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

Although we have taken many protective measures to protect our trade secrets, including agreements, limited access, segregation of knowledge, password protections and other measures, policing unauthorized use of proprietary technology can be difficult and expensive. For example, many of our engineers reside in California and it is not legally permissible to prevent them from working for a competitor, if and when one should exist.

Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation may result in our intellectual property rights being challenged, limited in scope, or declared invalid or unenforceable. We cannot be certain that the outcome of any litigation will be in our favor, and an adverse determination in any such litigation could impair our intellectual property rights and may harm our business, prospects and reputation.

We rely primarily on patent, trade secret and trademark laws, and non-disclosure, confidentiality, and other types of contractual restrictions to establish, maintain, and enforce our intellectual property and proprietary rights. However, our rights under these laws and agreements afford us only limited protection and the actions we take to establish, maintain, and enforce our intellectual property rights may not be adequate. For example, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated or our intellectual property rights may not be sufficient to provide us with a competitive advantage, any of which could have a material adverse effect on our business, financial condition or operating results. In addition, the laws of some countries do not protect proprietary rights as fully as do the laws of the United States. As a result, we may not be able to protect our proprietary rights adequately abroad.

Our patent applications may not result in issued patents, and our issued patents may not provide adequate protection, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us in the future will afford protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules, and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued in other regions. Furthermore, even if these patent applications are accepted and the associated patents issued, some foreign countries provide significantly less effective patent enforcement than in the United States.

In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, and operating results.

We may need to defend ourselves against claims that we infringe, have misappropriated or otherwise violate the intellectual property rights of others, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations, or individuals, including our competitors, may hold or obtain patents, trademarks, or other proprietary rights that they may in the future believe are infringed by our products or services. Although we are not currently subject to any claims related to intellectual property, these companies holding patents or other intellectual property rights allegedly relating to our technologies could, in the future, make claims or bring suits alleging infringement, misappropriation, or other violations of such rights, or otherwise asserting their rights and seeking licenses or injunctions. Several of the proprietary components used in our Energy Servers have been subjected to infringement challenges in the past. We also generally indemnify our customers against claims that the products we supply infringe, misappropriate, or otherwise violate third party intellectual property rights, and we may therefore be required to defend our customers against such claims. If a claim is successfully brought in the future and we or our products are determined to have infringed, misappropriated, or otherwise violated a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease selling or using our products that incorporate the challenged intellectual property;

•	pay substantial damages (including treble damages and attorneys’ fees if our infringement is determined to be willful);

•	obtain a license from the holder of the intellectual property right, which license may not be available on reasonable terms or at all; or

•	redesign our products or means of production, which may not be possible or cost-effective.

Any of the foregoing could adversely affect our business, prospects, operating results and financial condition. In addition, any litigation or claims, whether or not valid, could harm our reputation, result in substantial costs, and divert resources and management attention.

We also license technology from third parties, and incorporate components supplied by third parties into our products. We may face claims that our use of such technology or components infringes or otherwise violates the rights of others, which would subject us to the risks described above. We may seek indemnification from our licensors or suppliers under our contracts with them, but our rights to indemnification or our suppliers’ resources may be unavailable or insufficient to cover our costs and losses.

If we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could be harmed.

We believe that our success and our ability to reach our strategic objectives are highly dependent on the contributions of our key management, technical, engineering and sales personnel. The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our products and services, and negatively impact our business, prospects and operating results. In particular, we are highly dependent on the services of Dr. Sridhar, our President and Chief Executive Officer, and other key employees. None of our key employees is bound by an employment agreement for any specific term. We cannot assure you that we will be able to successfully attract and retain senior leadership necessary to grow our business. Furthermore, there is increasing competition for talented individuals in our field, and competition for qualified personnel is especially intense in the San Francisco Bay Area, where our principal offices are located. Our failure to attract and retain our executive officers and other key technology, sales, marketing and support personnel, could adversely impact our business, prospects, financial condition, and operating results. In addition, we do not have “key person” life insurance policies covering any of our officers or other key employees.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in building our manufacturing facilities.

We are subject to national, state, and local environmental laws and regulations as well as environmental laws in those foreign jurisdictions in which we operate. Environmental laws and regulations can be complex and may change often. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties or third-party damages. In addition, ensuring we are in compliance with applicable environmental laws could require significant time and management resources and could cause delays in our ability to build out, equip and operate our facilities, as well as service our fleet which would adversely impact our business, prospects, financial condition and operating results. In addition, environmental laws and regulations, such as the Comprehensive Environmental Response, Compensation and Liability Act in the United States, impose liability on several grounds for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. If, in the future, contamination is discovered at properties formerly owned or operated by us or owned or operated by us, or properties to which hazardous substances were sent by us, it could result in liability for us under environmental laws and regulations. Many of our customers who purchase our Energy Servers have high sustainability standards and any environmental noncompliance by us could harm our reputation and impact a current or potential customer’s buying decision.

The costs of complying with environmental laws, regulations and customer requirements, and any claims concerning noncompliance, or liability with respect to contamination in the future could have a material adverse effect on our financial condition or operating results.

The installation and operation of our Energy Servers are subject to environmental laws and regulations in various jurisdictions, and there is uncertainty with respect to the interpretation of certain environmental laws and regulations to our Energy Servers, especially as these regulations evolve over time.

Bloom is committed to compliance with applicable environmental laws and regulations, including health and safety standards, and we continually review the operation of our Energy Servers for health, safety and compliance. Our Energy Servers, like other fuel cell technology-based products of which we are aware, produce small amounts of hazardous wastes and air pollutants, and we seek to ensure that they are handled in accordance with applicable regulatory standards.

Maintaining compliance with laws and regulations can be challenging given the changing patchwork of environmental laws and regulations that prevail at the federal, state, regional and local level. Most existing environmental laws and regulations preceded the introduction of our innovative fuel cell technology and were adopted to apply to technologies existing at the time, namely large, coal, oil or gas-fired power plants. Currently, there is generally little guidance from these agencies on how certain environmental laws and regulations may, or may not, be applied to our technology.

For example, natural gas, which is the primary fuel used in our Energy Servers, contains benzene, which is classified as a hazardous waste if it exceeds 1 milligram (mg) per liter. A small amount of benzene (equivalent to what is present in one gallon of gasoline in an automobile fuel tank which is exempt from federal regulation) found in the public pipeline natural gas is collected by gas cleaning units contained in our Energy Servers and is typically replaced once every 18 to 24 months by us from customers’ sites. From 2010 to late 2016, in the regular course of maintenance of the Energy Servers, we periodically replaced the units in our servers under a federal environmental exemption that permitted the handling of such units without manifesting the contents as containing a hazardous waste. Although we operated under the exemption upon the advice of outside legal counsel, and with the approval of two states that had adopted the federal exemption, the federal Environmental Protection Agency issued guidance for the first time in late 2016 that differed from the legal advice and state approvals we had obtained, even though we had operated under the exemption since 2010. We have complied with the new guidance. However, the EPA is seeking to collect approximately $1.0 million in fines from us for the prior period, which we are contesting.

Another example relates to the very small amounts of chromium in hexavalent form, or CR+6 which our Energy Servers emit. This occurs any time a steel super alloy is exposed to high temperatures. CR+6 is found in small concentrations in the air generally. However, exposure to high or significant concentrations over prolonged periods of time can be carcinogenic. While the small amount of chromium emitted by our Energy Servers is initially in the hexavalent form, it converts to a non-toxic trivalent form, or CR+3 rapidly after it leaves the Energy Server, and is largely converted and reaches background concentrations within 10 meters of the exhaust.

Our Energy Servers do not present any significant health hazard, based on our modeling, testing methodology and measurements. There are several supporting elements to this position including that the emissions from our Energy Servers are in very low concentrations, are emitted as nano-particles that convert to the non-hazardous form CR+3 rapidly, are quickly dispersed into the air, and are not emitted in close proximity to locations where people would be expected to have a prolonged exposure to them. In tests we have conducted, air measurements taken 10 meters from an Energy Server show that there was no detectable Cr+6 above the amounts in the ambient air.

Several states in which we currently operate, including California, require permits for emissions of hazardous air pollutants based on the quantity of emissions, most of which require permits only for quantities of emissions that are higher than those observed from our Energy Servers. Other states in which we operate, including New York, New Jersey and North Carolina, have specific exemptions for fuel cells. Some states in which we operate have Cr+6 limits which are an order of magnitude over our operating range. Within California, the Bay Area Air Quality Management District, or BAAQMD, requires a permit for emissions that are more than .00051 lbs/year and other California regulations require that levels of Cr+6 be below .00005 µg/m³, which is the level required by Proposition 65, and which requires notification of the presence of Cr+6 unless it can be shown to be at levels that do not pose a significant health risk We have determined that the standards applicable in California in this regard are more stringent than those in any other state or foreign location in which we have installed Energy Servers to date.

There are generally no relevant testing methodology guidelines for a technology such as ours. The standard test method for analyzing emissions cannot be readily applied to our Energy Servers because it would require inserting a probe into an emission stack. Our servers do not have stacks; therefore, we have to construct an artificial stack on top of our server in order to conduct a test. If we used the testing methodology, similar to what the air districts have used in other large scale industrial products, it would show that we would need to reduce the emissions of CR+6 from our Energy Servers to meet the most stringent requirements. However, we employed a modified test method that is designed to capture the actual operating conditions of our Energy Servers and its distinctly different design from legacy power plants and industrial equipment. Based on our modeling, measured results and analysis, we are in compliance with State of California air regulations.

We will work with the California Air Districts and seek to obtain their agreement that we are in compliance. Should the regulators disagree, we have engineered a technology solution that provides an alternate route to compliance. This technology solution is ready to deploy and will cost less than 0.1% of our product cost and will not be material.

While we seek to comply with air quality and emission standards in every region in which we operate, it is possible that certain customers in other regions may request that we provide the new technology solution for their Energy Servers to comply with the stricter standards imposed by California even though they are not applicable and even though we are under no contractual obligation to do so. We will comply with these requests. Failure or delay in attaining regulatory approval could result in our not being able to operate in a particular local jurisdiction.

These examples illustrate that our technology is moving faster than the regulatory process in many instances. It is possible that regulators could delay or prevent us from conducting our business in some way pending agreement on, and compliance with, shifting regulatory requirements. Such actions could delay the installation of Energy Servers, result in fines, require their modification or replacement, or trigger claims of performance warranties and defaults under customer contracts that could require us to repurchase their Energy Servers, any of which could adversely affect our business, financial performance and reputation. In addition, new laws or regulations or new interpretations of existing laws or regulations could require us to upgrade or retrofit existing equipment, which could result in materially increased capital and operating expenses.

Furthermore, we have not yet determined whether our Energy Servers will satisfy regulatory requirements in the other states in the U.S. and international locations in which we do not currently sell Energy Servers, but may pursue in the future.

As a fossil fuel-based technology, we may be subject to a heightened risk of regulation, potential the loss of certain incentives to changes in our customers’ energy procurement policies.

Although the current generation of Bloom Energy Servers running on natural gas produce nearly 60% less carbon emissions compared to the average of U.S. combustion power generation, the operation of our Energy Servers does produce carbon dioxide (CO2), which has been shown to be a contributing factor to global climate change. As such, we may be negatively impacted by CO2-related changes in applicable laws, regulations, ordinances or other rules, or the requirements of the incentive programs on which we currently rely. Changes, or in some cases a lack of change, in any of the laws, regulations, ordinances or other rules that apply to our installations and new technology could make it illegal or more costly for us or our customers to install and operate our Energy Servers on particular sites, negatively affecting our ability to deliver cost savings to customers, or we could be prohibited from completing new installations or continuing to operate existing projects. Certain municipalities have already banned the use of distributed generation products that utilize fossil fuel. Additionally, our customers’ and potential customers’ energy procurement policies may prohibit or limit their willingness to procure our Energy Servers. Our business prospects may be negatively impacted if we are prevented from completing new installations or our installations become more costly as a result of laws, regulations, ordinances or other rules applicable to our Energy Servers, or by our customers’ and potential customers’ energy procurement policies.

Existing regulations and changes to such regulations impacting the electric power industry may create technical, regulatory and economic barriers which could significantly reduce demand for our Energy Servers.

The market for electricity generation products is heavily influenced by U.S. federal, state, local, and foreign government regulations and policies, as well as internal policies and regulations of electric utility providers. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. These regulations and policies are often modified and could continue to change, and this could result in a significant reduction in demand for our Energy Servers. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could change, increasing the cost to our customers of using our Energy Servers and making them less economically attractive. In addition, our project with Delmarva Power & Light Company (Delmarva) is subject to laws and regulations relating to electricity generation, transmission and sale, such as Federal Energy Regulatory Commission (FERC) regulation under various federal energy regulatory laws, and requires FERC authorization to make wholesale sales of electric energy, capacity, and ancillary services. Also, several of our PPA entities are subject to regulation under FERC with respect to market-based sales of electricity, which requires us to file notices and make other periodic filings with FERC, which increases our costs, and subjects us to additional regulatory oversight.

Possible new tariffs could have a material adverse effect on our business.

Our business is dependent on the availability of raw materials and components for our Energy Servers, particularly electrical components common in the semiconductor industry, specialty steel products and processing and raw materials for our Energy Servers. The United States has recently imposed tariffs on steel and aluminum imports which may increase the cost of raw materials for our Energy Servers and decrease the available supply. The United States is also considering tariffs on additional items, which could include items imported by us from China or other countries.

Although we currently maintain alternative sources for raw materials, our business is subject to the risk of price fluctuations and periodic delays in the delivery of certain raw materials, which tariffs may exacerbate. Disruptions in the supply of raw materials and components could temporarily impair our ability to manufacture our Energy Servers for our customers or require us to pay higher prices in order to obtain these raw materials or components from other sources, which could thereby affect our business and results of operations. While it is too early to predict how the recently enacted tariffs on imported steel will impact our business, the imposition of tariffs on items imported by us from China or other countries could increase our costs and could have a material adverse effect on our business and results of operations.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may in the future become subject to product liability claims. Our Energy Servers are considered high energy systems because they use flammable fuels and may operate at 480 volts. Although our Energy Servers are certified to meet ANSI, IEEE, ASME and NFPA design and safety standards, if not properly handled in accordance with our servicing and handling standards and protocols, there could be a system failure and resulting liability. These claims could require us to incur significant costs to defend. Furthermore, any successful product liability claim could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our company and our Energy Servers, which could harm our brand, business, prospects, and operating results. While we maintain product liability insurance, our insurance may not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our business and financial condition.

Current or future litigation or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

We have been and continue to be involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. Purchases of our products have also been the subject of litigation. For example, in 2011, an amendment to the Delaware Renewable Energy Portfolio Statute was enacted to permit the Delaware public service utility, Delmarva, to meet its renewable energy standards using energy generated by fuel cells manufactured and operated in Delaware. This statute required Delmarva to charge a tariff to its ratepayors to pay for certain costs of providers of such energy generated by fuel cells. In 2012, plaintiffs FuelCell Energy Inc. and John A. Nichols filed suit against Delaware Governor Jack Markell and the Delaware Public Service Commission in the U.S. District Court for Delaware, claiming that the 2011 amendment to the statute discriminated against interstate fuel cell providers and subsidized us for building a manufacturing facility in Delaware to manufacture fuel cells. We were not named as a party to this lawsuit, and the litigation was ultimately settled. In addition, since our Energy Server is a new type of product in a nascent market, we have in the past needed and may in the future need to seek the amendment of existing regulations or, in some cases, the creation of new regulations, in order to operate our business in some jurisdictions. Such regulatory processes may require public hearings concerning our business, which could expose us to subsequent litigation.

Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products, such as judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition, and results of operations. In addition, settlement of claims could adversely affect our financial condition and results of operations.

A breach or failure of our networks or computer or data management systems could damage our operations and our reputation.

Our business is dependent on the security and efficacy of our networks and computer and data management systems. For example, all of our Energy Servers are connected to, controlled and monitored by our centralized remote monitoring service and we rely on our internal computer networks for many of the systems we use to operate our business generally. Although we take protective measures and endeavor to modify them as circumstances warrant, the security of our infrastructure, including the network that connects our Energy Servers to our remote monitoring service, may be vulnerable to breaches, unauthorized access, misuse, computer viruses or other malicious code and cyber-attacks that could have a material adverse impact on our business and our Energy Servers in the field. A breach or failure of our networks or computer or data management systems due to intentional actions such as cyber-attacks, negligence or other reasons, could seriously disrupt our operations or could affect our ability to control or to assess the performance in the field of our Energy Servers and could result in disruption to our business and potentially legal liability. These events could result in significant costs or reputational consequences.

Our headquarters and other facilities are located in an active earthquake zone, and an earthquake or other types of natural disasters or resource shortages could disrupt and harm our results of operations.

We conduct a majority of our operations in the San Francisco Bay area in an active earthquake zone and certain of our facilities are located within known flood plains. The occurrence of a natural disaster, such as an earthquake, drought, flood, localized extended outages of critical utilities or transportation systems, or any critical resource shortages, could cause a significant interruption in our business, damage or destroy our facilities, manufacturing equipment, or inventory, and cause us to incur significant costs, any of which could harm our business, financial condition, and results of operations. The insurance we maintain against fires, earthquakes and other natural disasters may not be adequate to cover our losses in any particular case.

Expanding operations internationally could expose us to risks.

Although we currently primarily operate in the United States, we will seek to expand our business internationally. We currently have operations in Japan, China and India. Managing any international expansion will require additional resources and controls, including additional manufacturing and assembly facilities. Any expansion internationally could subject our business to risks associated with international operations, including:

•	conformity with applicable business customs, including translation into foreign languages and associated expenses;

•	lack of availability of government incentives and subsidies;

•	challenges in arranging, and availability of, financing for our customers;

•	potential changes to our established business model;

•	cost of alternative power sources, which could be meaningfully lower outside the United States;

•	availability and cost of natural gas;

•	difficulties in staffing and managing foreign operations in an environment of diverse culture, laws and customers, and the increased travel, infrastructure and legal and compliance costs associated with international operations;

•	installation challenges which we have not encountered before, which may require the development of a unique model for each country;

•	compliance with multiple, potentially conflicting and changing governmental laws, regulations and permitting processes, including environmental, banking, employment, tax, privacy and data protection laws and regulations, such as the EU Data Privacy Directive;

•	compliance with U.S. and foreign anti-bribery laws, including the Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;

•	difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

•	restrictions on repatriation of earnings;

•	compliance with potentially conflicting and changing laws of taxing jurisdictions where we conduct business and applicable U.S. tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws and potentially adverse tax consequences due to changes in such tax laws; and

•	regional economic and political conditions.

As a result of these risks, any potential future international expansion efforts that we may undertake may not be successful.

If we discover a material weakness in our internal control over financial reporting or otherwise fail to maintain effective internal control over financial reporting, our ability to report our financial results on a timely and accurate basis and the market price of our Class A common stock may be adversely affected.

The Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) requires, among other things, that we evaluate the effectiveness of our internal control over financial reporting and disclosure controls and procedures. Although we did not discover any material weaknesses in internal control over financial reporting at December 31, 2017, subsequent testing by us or our independent registered public accounting firm, which has not performed an audit of our internal control over financial reporting, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. To comply with Section 404A, we may incur substantial cost, expend significant management time on compliance-related issues and hire additional accounting, financial and internal audit staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404A in a timely manner or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could be subject to sanctions or investigations by the Securities and Exchange Commission (SEC) or other regulatory authorities, which would require additional financial and management resources. Any failure to maintain effective disclosure controls and procedures or internal control over financial reporting could have a material adverse effect on our business and operating results, and cause a decline in the price of our Class A common stock.

Our ability to use our deferred tax assets to offset future taxable income may be subject to limitations that could subject our business to higher tax liability.

We may be limited in the portion of net operating loss carryforwards that we can use in the future to offset taxable income for U.S. federal and state income tax purposes. At December 31, 2017, we had federal and state net operating loss carryforwards (NOLs) of $1.7 billion and $1.5 billion, respectively, which will expire, if unused, beginning in 2022 and 2018, respectively. A lack of future taxable income would adversely affect our ability to utilize these NOLs. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the Code), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Changes in our stock ownership, including this offering or future offerings, as well as other changes that may be outside of our control, could result in ownership changes under Section 382 of the Code, which could cause our NOLs to be subject to these limitations. Our NOLs may also be impaired under similar provisions of state law. In addition, as of December 31, 2017, we had approximately $16.1 million of federal research credit, $6.6 million of federal investment tax credit, and $12.2 million of state research credit carryforwards. Our deferred tax assets may expire unutilized or underutilized, which could prevent us from offsetting future taxable income.

Our substantial indebtedness may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs.

As of March 31, 2018, we and our subsidiaries had approximately $950.5 million of total consolidated indebtedness, of which an aggregate of $593.7 million represented indebtedness that is recourse to us. Of this amount, $249.4 million represented debt under our 8% Notes, $215.9 million of which will convert automatically into Class B common stock immediately prior to completion of this offering, $4.5 million represented operating debt, $356.8 million represented debt of our PPA entities, $245.0 million represented debt under our 6% Notes which could remain outstanding following this offering and $94.8 million represented debt under our 10% Notes which also could remain outstanding following this offering. Our substantial indebtedness and any new indebtedness could:

•	require us to dedicate a substantial portion of cash flow from operations to the payment of principal, and interest on, indebtedness, thereby reducing the funds available for other purposes, such as working capital and capital expenditures;

•	make it more difficult for us to satisfy and comply with our obligations with respect to our indebtedness;

•	subject us to increased sensitivity to interest rate increases;

•	make us more vulnerable to economic downturns, adverse industry conditions or catastrophic external events;

•	limit our ability to withstand competitive pressures;

•	limit our ability to invest in new business subsidiaries that are not PPA-related

•	reduce our flexibility in planning for or responding to changing business, industry and economic conditions; and/or

•	place us at a competitive disadvantage to competitors that have relatively less debt than we have.

In addition, our substantial level of indebtedness could limit our ability to obtain required additional financing on acceptable terms or at all for working capital, capital expenditures and general corporate purposes. Any of these risks could impact our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our business, financial condition, liquidity and results of operations. Our liquidity needs could vary significantly and may be affected by general economic conditions, industry trends, performance and many other factors not within our control.

We may not be able to generate sufficient cash to meet our debt service obligations.

Our ability to generate sufficient cash to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control.

In addition, we conduct a significant volume of our operations through, and receive equity allocations from, our PPA entities, which contribute to our cash flow. These PPA entities are separate and distinct legal entities, do not guarantee our debt obligations and will have no obligation, contingent or otherwise, to pay amounts due under our debt obligations or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. Distributions by such PPA entities to us are precluded under these arrangements if there is an event of default or if financial covenants such as maintenance of applicable debt service coverage ratios are not met, even if there is not otherwise an event of default. Furthermore, under the terms of our equity financing arrangements for PPA Company II and certain other PPA entities, substantially all of the cash flows generated from these PPA entities in excess of debt service obligations are distributed to tax equity investors until the investors achieve a targeted internal rate of return or until a fixed date in the future, which is expected to be after a period of five or more years (the flip date), after which time we will receive substantially all of the remaining income (loss), tax and tax allocation attributable to the long-term customer payments and other incentives.

Future borrowings by our PPA entities may contain restrictions or prohibitions on the payment of dividends to us. The ability of our PPA entities to make such payments to us may be subject to applicable laws, including surplus, solvency and other limits imposed on the ability of companies to pay dividends.

If we do not generate sufficient cash to satisfy our debt obligations, including interest payments, the payment of principal at maturity or other payments that may be required from time to time under the terms of our debt instruments, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot provide assurance that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Furthermore, the ability to refinance indebtedness would depend upon the condition of the finance and credit markets at the time, which have in the past been, and may in the future be, volatile. Our inability to generate sufficient cash to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms or on a timely basis, would have an adverse effect on our business, results of operations and financial condition.

We may not be able to secure additional debt financing.

As of March 31, 2018, we and our subsidiaries had approximately $950.5 million of total consolidated indebtedness, including $25.1 million in short-term debt and $925.3 million in long-term debt. In addition, our 10% Notes (the “10% Notes”) contain restrictions on our ability to issue additional debt and both the 6% Notes and 10% Notes limit our ability to provide collateral for any additional debt. Given our current level of indebtedness, the restrictions on additional indebtedness contained in the 10% Notes and the fact that most of our assets serve as collateral to secure existing debt, it may be difficult for us to secure additional debt financing at an attractive cost, which may in turn impact our ability to expand our operations and product development activities and remain competitive in the market.

Under some circumstances, we may be required to or elect to make additional payments to our PPA entities or the PPA entity investors.

Our PPA entities are structured in a manner such that other than the amount of any equity investment we have made, we do not have any further primary liability for the debts or other obligations of the PPA entities. However, we are required to guarantee the obligations of our wholly-owned subsidiary which invests alongside other investors in the PPA entities. These obligations typically include the capital contribution obligations of such subsidiary to the PPA entity as well as the representations and warranties made by and indemnification obligations of such subsidiary to other investors in the applicable PPA entity. As a result, we may be obligated to make payments on behalf of our wholly-owned subsidiary to other investors in the PPA entities in the event of a breach of these representations, warranties or covenants.

All of our PPA entities that operate Energy Servers for end customers have significant restrictions on their ability to incur increased operating costs, or could face events of default under debt or other investment agreements if end customers are not able to meet their payment obligations under power purchase agreements or Energy Servers are not deployed in accordance with the project’s schedule. If our PPA entities experience unexpected, increased costs, such as insurance costs, interest expense, or taxes or as a result of the acceleration of repayment of outstanding indebtedness, or if end customers are unable to continue to purchase power under their power purchase agreements, there could be insufficient cash generated from the project to meet the debt service obligations of the PPA entity or to meet any targeted rates of return of investors. If this were to occur, this could constitute an event of default, and entitle the lender to foreclose on the collateral securing the debt or could trigger other payment obligations of the PPA entity. To avoid this, we could choose to make additional payments to avoid an event of default, which could adversely affect our business or financial condition. Additionally, under PPA Company II’s credit agreement, PPA Company II is obligated to offer to repay all outstanding debt in the event that we obtain an investment grade credit rating unless we provide a guarantee of the debt obligations of the PPA Company II. Upon receipt of such offer, the lenders may elect to require PPA Company II to prepay all remaining amounts owed under PPA Company II’s project debt.

Restrictions imposed by the agreements governing of our and our PPA entities’ outstanding indebtedness contain covenants that significantly limit our actions.

The agreements governing our outstanding indebtedness contain, and any of our other future debt agreements may contain, covenants imposing operating and financial restrictions on our business that limit our flexibility including, among other things, to:

•	borrow money;

•	pay dividends or make other distributions;

•	incur liens;

•	make asset dispositions;

•	make loans or investments;

•	issue or sell share capital of our subsidiaries;

•	issue guarantees;

•	enter into transactions with affiliates; and

•	merge, consolidate, or sell, lease or transfer all or substantially all of our assets.

Our debt agreements and our PPA entities’ debt agreements require the maintenance of financial ratios or the satisfaction of financial tests. Our and our PPA entities’ ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet these ratios and tests. Upon the occurrence of events such as a change in control of our company, significant asset sales or mergers or similar transactions, the liquidation or dissolution of our company or the cessation of our stock exchange listing, holders of our 6% Notes have the right to cause us to repurchase for cash any or all of such outstanding Notes at a repurchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon. We cannot provide assurance that we would have sufficient liquidity to repurchase the Notes. Furthermore, our financing and debt agreements, such as our 6% Notes and our 8% Notes, contain events of default. If an event of default were to occur, the trustee or the lenders could, among other things, terminate their commitments and declare outstanding amounts due and payable, and our cash may become restricted. We cannot provide assurance that we would have sufficient liquidity to repay or refinance our indebtedness if such amounts were accelerated upon an event of default. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may, as a result, be accelerated and become due and payable. We may be unable to pay these debts in such circumstances. If we were unable to repay those amounts, lenders could proceed against the collateral granted to them to secure repayment of those amounts. We cannot assure you that the collateral will be sufficient to repay in full those amounts. We cannot assure you that the operating and financial restrictions and covenants in these agreements will not adversely affect our ability to finance our future operations or capital needs, or engage in other business activities that may be in our interest, or react to adverse market developments.

If our PPA entities default on their obligations under non-recourse financing agreements, we may decide to make payments to prevent such PPA entities’ creditors from foreclosing on the relevant collateral as such a foreclosure would result in our losing our ownership interest in the PPA entity or in some or all of its assets, or a material part of our assets, as the case may be. To satisfy these obligations, we may be required to use amounts distributed by our other PPA entities as well as other sources of available cash, reducing the cash available to develop our projects and to our operations. The loss of a material part of our assets, or our ownership interest in one or more of our PPA entities or some or all of their assets, or any use of our resources to support our obligations or the obligations of our PPA entities, could have a material adverse effect on our business, financial condition and results of operations.

We may have conflicts of interest with our PPA entities.

In each PPA entity, we act as the managing member and are responsible for the day-to-day administration of the project. However, we are also a major service provider for each PPA entity in its capacity as the operator of the Energy Servers under an operations and maintenance agreement. Because we are both the administrator and the manager of the PPA entities, as well as a major service provider, we face a potential conflict of interest in that we may be obligated to enforce contractual rights that a PPA entity has against us in our capacity as a service provider. By way of example, the PPA entity may have a right to payment from us under a warranty provided under the applicable operations and maintenance agreement, and we may be financially motivated to avoid or delay this liability by failing to promptly enforce this right on behalf of the PPA entity. While we do not believe that we had any conflicts of interest with our PPA entities as of March 31, 2018, conflicts of interest may arise in the future which cannot be foreseen at this time. In the event that prospective future tax equity investors and debt financing partners perceive there to exist any such conflicts, it could harm our ability to procure financing for our PPA entities in the future, which could have a material adverse effect on our business.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for so long as we are an “emerging growth company,” which could be as long as five years following the completion of this offering. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

As an “emerging growth company”, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Risks Related to this Offering and Ownership of our Class A Common Stock

There has been no prior public market for our Class A common stock, the stock price of our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock will be determined through negotiations among the underwriters and us, and may vary from the market price of our Class A common stock following this offering. The market prices of the securities of newly public companies such as us have historically been highly volatile. An active or liquid market in our Class A common stock may not develop following this offering or, if it does develop, may not be sustainable. The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets;

•	actual or anticipated fluctuations in our revenue and other operating results;

•	changes in the financial projections we may provide to the public or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	recruitment or departure of key personnel;

•	the economy as a whole and market conditions in our industry;

•	new laws, regulations or subsidies or credits or new interpretations of them applicable to our business;

•	negative publicity related to problems in our manufacturing or the real or perceived quality of our products;

•	rumors and market speculation involving us or other companies in our industry;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, or capital commitments;

•	lawsuits threatened or filed against us;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;

•	the expiration of contractual lock-up or market standoff agreements; and

•	sales or anticipated sales of shares of our Class A common stock by us or our stockholders.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur, could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our common stock to decline.

Substantially all of our securities outstanding prior to this offering are restricted from resale as a result of lock-up and market standoff agreements. See the section titled “Shares Eligible for Future Sale” for additional information. These securities will become available to be sold 181 days after the date of this prospectus. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC may, in their discretion, permit our security holders to sell shares prior to the expiration of the restrictive provisions contained in the lock-up agreements. Shares held by directors, executive officers, and other affiliates will also be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.

In addition, as of March 31, 2018, we had options and RSUs outstanding that, if fully exercised or settled, would result in the issuance of 22,038,317 shares of Class B common stock. Subsequent to March 31, 2018, we also issued restricted stock units that may be settled for 44,406 shares of our Class B common stock. All of the shares of Class B common stock issuable upon the exercise of stock options or settlement of RSUs, and the shares reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to the lock-up agreements described above, existing lock-up or market standoff agreements and applicable vesting requirements.

Immediately following this offering, the holders of             shares of our Class B common stock have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders.

The dual class structure of our common stock and the voting agreements among certain stockholders will have the effect of concentrating voting control with KR Sridhar, our Chief Executive Officer and Chairman, and also with those stockholders who held our capital stock prior to the completion of this offering, including our directors, executive officers, and 5% stockholders who collectively will hold an aggregate of     % of the voting power of our outstanding capital stock following the completion of this offering, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction, and may adversely affect the trading price of our Class A common stock.

Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Following this offering, and after giving effect to voting agreements between KR Sridhar, our Chief Executive Officer and Chairman, and certain holders of Class B common stock, our directors, executive officers, 5% holders of our common stock, and their respective affiliates collectively will hold an aggregate of     % of the voting power of our outstanding capital stock, including     % of the voting power of our outstanding capital stock that will be held individually by KR Sridhar. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until the earliest to occur of (i) immediately prior to the close of business on the fifth anniversary of the closing of this offering, (ii) immediately prior to the close of business on the date on which the outstanding shares of Class B common stock represent less than five percent (5%) of the aggregate number of shares of Class A common stock and Class B common stock then outstanding, (iii) the date and time, or the occurrence of an event, specified in a written conversion election delivered by KR Sridhar to our Secretary or Chairman of the Board to so convert all shares of Class B common stock or (iv) immediately following the date of the death of KR Sridhar. This concentrated control will limit or preclude Class A stockholders’ ability to influence corporate matters while the dual class structure remains in effect, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that Class A stockholders may feel are in their best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those remaining holders of Class B common stock who retain their shares in the long-term. See the section titled “Description of Capital Stock—Anti-Takeover Provisions” for additional information.

The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, namely, to exclude companies with multiple classes of shares of common stock from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class A common stock in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the market price of our Class A common stock and trading volume could decline.

The market price for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our Class A common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.

Because the initial public offering price of our Class A common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding Class A common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma as adjusted net tangible book value per share of our Class A common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering, based on the midpoint of the price range set forth on the cover page of this prospectus, and the issuance of             shares of Class A common stock in this offering, you will experience immediate dilution of $         per share, the difference between the price per share you pay for our Class A common stock and its pro forma as adjusted net tangible book value per share as of March 31, 2018. In addition, as of March 31, 2018, options to purchase 17,317,677 shares of our Class B common stock with a weighted-average exercise price of approximately $17.74 per share were outstanding as well as 4,720,640 shares of our Class B common stock subject to RSUs. The exercise of any of these options and settlement of any of these RSUs would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering, if anything, in the event of our liquidation. See the section titled “Dilution” for additional information.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in investment-grade rated, interest-bearing instruments, such as money market funds, certificates of deposit, commercial paper, direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our investors.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our capital stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees, and limit the market price of our Class A common stock.

Provisions in our restated certificate of incorporation and amended and restated bylaws that will be in effect immediately following the completion of this offering may have the effect of delaying or preventing a change of control or changes in our management. Our restated certificate of incorporation and amended and restated bylaws include provisions that:

•	provide that our board of directors will be classified into three classes of directors with staggered three year terms;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•	require super-majority voting to amend some provisions in our restated certificate of incorporation and amended and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that only the chairman of our board of directors, our chief executive officer, or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide for a dual class common stock structure in which holders of our Class B common stock may have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or substantially all of its assets;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “predict,” “intend,” “could,” “would,” “should,” “expect,” “plan” and similar expressions are intended to identify forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those discussed in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially and adversely from those described or anticipated in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements.

INDUSTRY AND MARKET DATA

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications or reports or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, is subject to risks and uncertainties, and is subject to change based on various factors, including those discussed in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The sources of statistical data, estimates and forecasts contained in this prospectus include the following independent industry publications or reports:

•	United Nations Development Programme (UNDP) and Action 4 Energy, “Climate and disaster resilience, Sustainable energy,” March 2016.

•	MarketLine, “MarketLine Industry Profile: Global Electricity Retailing,” January 2017.

•	United States Department of Energy, “Quadrennial Energy Review: Energy Transmission, Storage, and Distribution Infrastructure,” April 2015.

•	American Society of Civil Engineers, “2017 Report Card for America’s Infrastructure,” 2017.

•	Edison Electric Institute, “EEI Finance Department, Company Reports, S&P Global Market Intelligence,” August 2017.

•	Technavio, “Global Microgrid Market 2016-2020,” September 2016.

•	Technavio, “Global Data Center Power Market 2016-2020,” April 2017.

•	Eaton, “Blackout Tracker: United States Annual Report 2016,” 2017.

•	United States Energy Information Administration, “Annual Energy Outlook,” July 2017.

•	Accenture Consulting, “Outsmarting Grid Security Threats,” 2017.

•	International Energy Agency, “Key World Energy Statistics,” September 2016.

•	Exxon Mobile, “2017 Outlook for Energy: A View to 2040,” 2017.

•	Potential Gas Committee, “Potential Gas Committee Reports Record Future Supply of Natural Gas,” July 2017.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $         million, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds would be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds that we receive from this offering by approximately $         million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

The principal purposes of the offering are to invest in our business, create a public market for our securities in the United States and facilitate our access to the public equity markets.

We currently have no specific plans for the use of the net proceeds that we receive from this offering, although we may use the net proceeds that we receive from this offering for general corporate purposes, including research and development and sales and marketing activities, general and administrative matters and capital expenditures. Accordingly, we will have broad discretion in using these proceeds. Pending their use as described above, we plan to invest the net proceeds from this offering in investment-grade rated, interest-bearing instruments, such as money market funds, certificates of deposit, commercial paper, direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions including compliance with covenants under our credit facilities and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2018 on:

•	an actual basis;

•	a pro forma basis to give effect to (1) the redesignation of our outstanding common stock as Class B common stock in 2018, (2) the automatic conversion of all outstanding shares of our preferred stock into 107,610,244 shares of Class B common stock immediately prior to the closing of this offering, (3) the effectiveness of our restated certificate of incorporation immediately prior to the completion of this offering, (4) the automatic conversion of $215.9 million aggregate principal amount of our outstanding 8% Notes to Series G convertible preferred stock at a per share price of $25.76, and the conversion of such Series G convertible preferred stock into 8,382,757 shares of Class B common stock immediately prior to the completion of this offering and (5) the issuance and exercise of warrants to purchase 469,333 shares of our Class B common stock at an exercise price of $0.01 per share to certain purchasers of our 6% Notes, as described in “Description of Capital Stock—6.0% Convertible Senior Secured PIK Notes due 2020,” which warrants will automatically be deemed exercised pursuant to their terms immediately prior to the completion of this offering; and

•	a pro forma as adjusted basis to give effect to (1) the pro forma adjustments set forth above, (2) the issuance of 150,000 shares of Class B common stock that we expect to issue upon the exercise of warrants that would expire if not exercised prior to the completion of this offering and (3) the sale and issuance of shares of Class A common stock by us in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2018
	(Unaudited)
	Actual	Pro Forma	Pro Forma, As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$88,227	$88,232	$

Indebtedness (long-term):
6% Convertible Senior Secured PIK Notes	$245,039	$245,039	$
8% Subordinated Convertible Secured Promissory Notes	245,038	—
Other indebtedness—recourse	97,608	97,608
Other indebtedness—non-recourse	337,657	337,657

Total indebtedness (long-term)	925,342	680,304

Warrant liabilities	6,554	5,530
Convertible redeemable preferred stock, $0.0001 par value: 120,692,417 shares authorized and 107,610,244 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	1,465,841	—
Stockholders’ deficit:
Preferred stock, $0.0001 par value: no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value: 170,000,000 shares authorized, 15,637,475 shares issued and outstanding, actual; 170,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	2	—
Class A common stock, $0.0001 par value: no shares authorized, issued and outstanding, actual; 600,000,000 shares authorized, no shares issued and outstanding, pro forma; 600,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	—	—
Class B common stock, $0.0001 par value: no shares authorized, issued and outstanding, actual; 600,000,000 shares authorized, 132,099,809 shares issued and outstanding, pro forma; 600,000,000 shares authorized, 132,249,809 shares issued and outstanding, pro forma as adjusted	—	13
Additional paid-in capital	158,604	1,841,403
Accumulated other comprehensive loss	117	117
Accumulated deficit	(2,348,363)	(2,348,363)

Total stockholders’ deficit	(2,189,640)	(506,830)

Redeemable noncontrolling interest and noncontrolling interest	207,935	207,935

Total capitalization	$416,032	$386,939	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range on the cover of this prospectus, would increase or decrease, respectively, the amount of cash, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $ million, assuming the number of shares we offer, as stated on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

The preceding table is based on the number of shares of our common stock outstanding as of March 31, 2018, and excludes:

•	17,317,677 shares of our Class B common stock issuable upon exercise of outstanding stock options as of March 31, 2018 with a weighted average exercise price of $17.74 per share under our 2002 Equity Incentive Plan and 2012 Equity Incentive Plan;

•	4,720,640 shares of our Class B common stock issuable upon settlement of RSUs outstanding as of March 31, 2018 under our 2012 Equity Incentive Plan;

•	44,406 shares of our Class B common stock issuable upon settlement of RSUs granted after March 31, 2018 under our 2012 Equity Incentive Plan;

•	50,000 shares of our Class B common stock issuable upon the exercise of outstanding warrants to purchase common stock as of March 31, 2018, with an exercise price of $25.76 per share;

•	1,141,184 shares of our Class B common stock issuable upon the exercise of outstanding warrants to purchase Series F convertible preferred stock and Series G convertible preferred stock as of March 31, 2018, with a weighted average exercise price of $21.18 per share, which, if not exercised prior to the completion of this offering, shall convert in accordance with their terms into warrants to purchase common stock;

•	up to 216,000 shares of our Class B common stock issuable to one of our customers on the occurrence of future bookings from that customer and the achievement of certain installation milestones on those future bookings;

•	200,000 shares of Class B common stock issuable 180 days from the date of this prospectus. These shares will be issued as part of a dispute settlement with a securities placement agent, as described in “Description of Capital Stock—Securities Acquisition Agreement”;

•	shares of our Class B common stock issuable upon the conversion of our outstanding 6% Notes as of March 31, 2018, based on an assumed initial public offering price of $ per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, which notes will be convertible at the option of the holders thereof following the completion of this offering;

•	1,297,591 shares of our Class B common stock issuable upon the conversion of our outstanding Constellation Note, which may be converted, at the option of the holder, prior to the completion of this offering, into shares of Series G convertible preferred stock or, following the completion of this offering, into shares of Class B common stock; and

•	shares of common stock reserved for future issuance under our equity-based compensation plans, consisting of 8,528,008 shares of Class B common stock reserved for issuance under our 2012 Equity Incentive Plan as of March 31, 2018, shares of Class A common stock reserved for issuance under our 2018 Equity Incentive Plan and shares of Class A common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, and excluding shares that become available under the 2018 Equity Incentive Plan and 2018 Employee Stock Purchase Plan pursuant to provisions of these plans that automatically increase the share reserves each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Because the conversion price of the 6% Notes will depend upon the actual initial public offering price per share in this offering, the actual number of shares of Class B common stock issuable upon such conversion will likely differ from the number of shares set forth above. In this regard, a $1.00 increase in the assumed initial public offering price of $             per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the number of shares of our Class B common stock issuable on conversion of the 6% Notes by             shares. A $1.00 decrease in the assumed initial public offering price would increase the number of shares of our Class B common stock issuable on conversion of the 6% Notes by             shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Credit Facilities—Bloom Energy Indebtedness” for more information.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock after this offering.

Our pro forma net tangible book value as of March 31, 2018 was $         million, or $             per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2018, after giving effect to (i) the automatic conversion of all outstanding shares of our preferred stock into 107,610,244 shares of Class B common stock immediately prior to the closing of this offering, (ii) the effectiveness of our restated certificate of incorporation immediately prior to the completion of this offering, (iii) the automatic conversion of $215.9 million aggregate principal amount of our outstanding 8% Notes to Series G convertible preferred stock at a per share price of $25.76, and the conversion of such Series G convertible preferred stock into 8,382,757 shares of Class B common stock immediately prior to the completion of this offering, (iv) the issuance of 150,000 shares of Class B common stock that we expect to issue upon the exercise of warrants that would expire if not exercised prior to the completion of this offering and (v) the issuance and exercise of warrants to purchase 469,333 shares of our Class B common stock at an exercise price of $0.01 per share to certain purchasers of our 6% Notes, as described in “Description of Capital Stock—6.0% Convertible Senior Secured PIK Notes due 2020,” which warrants will automatically be deemed exercised pursuant to their terms immediately prior to the completion of this offering. Our pro forma as adjusted net tangible book value per share gives further effect to our sale of our Class A common stock in this offering at the assumed initial public offering price of $             per share, the midpoint of the price range on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses. Our pro forma as adjusted net tangible book value as of March 31, 2018 would have been $         million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2018	$
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $            , and would increase or decrease dilution per share to investors in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table illustrates, on a pro forma as adjusted basis described above, as of March 31, 2018 the differences between the number of shares of Class A common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our Class A common stock in this offering based on an assumed initial public offering price of $ per share, the midpoint of the price range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(dollars in millions, except per share amounts)
Existing stockholders	132,249,809	100.0%	$1,670.83	100.0%	$12.63
New investors

Total		100.0%		100.0%

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to             , or approximately     % of the total number of shares of our common stock outstanding after this offering.

As of March 31, 2018, there were options outstanding to purchase a total of 17,317,677 shares of common stock at a weighted average exercise price of $17.74 per share, RSUs outstanding that may be settled for 4,720,640 shares of common stock, warrants outstanding to purchase a total of 50,000 shares of common stock at an exercise price of $25.76 per share, and warrants outstanding to purchase a total of 1,291,184 shares of our Series F convertible preferred stock and Series G convertible preferred stock, with a weighted-average exercise price of $20.87 per share. We expect warrants to purchase 150,000 shares of common stock, which would expire if not exercised prior to completion of this offering, will be exercised prior to the completion of this offering. In addition, we will issue 200,000 shares of Class B common stock 180 days from the date of this prospectus, as part of a dispute settlement with a securities placement agent, as described in “Description of Capital Stock—Securities Acquisition Agreement,” and up to 216,000 shares of our Class B common stock to one of our customers on the occurrence of future bookings from that customer and the achievement of certain installation milestones on those future bookings. To the extent outstanding options or warrants are exercised, or restricted stock units settle, or we issue additional shares of Class B common stock in the future, there will be further dilution to new investors.

The preceding table is based on the number of shares of our common stock outstanding on a pro forma basis as of March 31, 2018, and excludes:

•	17,317,677 shares of our Class B common stock issuable upon exercise of outstanding stock options as of March 31, 2018 with a weighted average exercise price of $17.74 per share under our 2002 Equity Incentive Plan and 2012 Equity Incentive Plan;

•	4,720,640 shares of our Class B common stock issuable upon settlement of RSUs outstanding as of March 31, 2018 under our 2012 Equity Incentive Plan;

•	44,406 shares of our Class B common stock issuable upon settlement of RSUs granted after March 31, 2018 under our 2012 Equity Incentive Plan;

•	50,000 shares of our Class B common stock issuable upon the exercise of outstanding warrants to purchase common stock as of March 31, 2018, with an exercise price of $25.76 per share;

•

1,141,184 shares of our Class B common stock issuable upon the exercise of outstanding warrants to purchase Series F convertible preferred stock and Series G convertible preferred stock as of March 31, 2018, with a weighted average exercise price of $21.18 per share, which, if not exercised prior to the completion of this offering, shall convert in accordance with their terms into warrants to purchase common stock;

•	up to 216,000 shares of our Class B common stock issuable to one of our customers on the occurrence of future bookings from that customer and the achievement of certain installation milestones on those future bookings;

•	200,000 shares of Class B common stock issuable 180 days from the date of this prospectus. Those shares will be issued as part of a dispute settlement with a securities placement agent, as described in “Description of Capital Stock—Securities Acquisition Agreement”;

•	shares of our Class B common stock issuable upon the conversion of our outstanding 6% Notes as of March 31, 2018, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, which notes will be convertible at the option of the holders thereof following the completion of this offering;

•	1,297,591 shares of our Class B common stock issuable upon the conversion of our outstanding Constellation Note, which may be converted, at the option of the holder, prior to the completion of this offering, into shares of Series G convertible preferred stock or, following the completion of this offering, into shares of Class B common stock; and

•	shares of common stock reserved for future issuance under our equity-based compensation plans, consisting of 8,528,008 shares of Class B common stock reserved for issuance under our 2012 Equity Incentive Plan as of March 31, 2018, shares of Class A common stock reserved for issuance under our 2018 Equity Incentive Plan and shares of common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, and excluding shares that become available under the 2018 Equity Incentive Plan and 2018 Employee Stock Purchase Plan pursuant to provisions of these plans that automatically increase the share reserves each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Because the conversion price of the 6% Notes will depend upon the actual initial public offering price per share in this offering, the actual number of shares of Class B common stock issuable upon such conversion will likely differ from the number of shares set forth above. In this regard, a $1.00 increase in the assumed initial public offering price of $             per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the number of shares of our common stock issuable on conversion of the 6% Notes by             shares of Class B common stock. A $1.00 decrease in the assumed initial public offering price would increase the number of shares of our Class B common stock issuable on conversion of the 6% Notes by             shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Credit Facilities—Bloom Energy Indebtedness” for more information.

LETTER FROM OUR CHIEF FINANCIAL OFFICER

We think of Bloom Energy as a technology company that develops, manufactures, and sells a product that sits on our customers’ sites and delivers clean, reliable, and affordable energy personalized to the customer’s needs. Our product, the Bloom Energy Server, provides a distributed energy solution to our customers so that they can generate 24/7, always-on electric power on-site for their own consumption.

A typical customer contract includes our product, installation, and ongoing operations and maintenance or “service”. We measure performance in these three parts of our business:

•	product;

•	installation; and

•	service.

Our product strategy is to innovate and enhance our product’s performance with each new generation, while continuously driving down the cost to manufacture our systems. Our product has consistently improved in performance and efficiency since we rolled out our first generation Energy Server in 2008. We are generally able to offer competitive pricing versus the grid in our target markets, allowing our customers to save money by deploying our Energy Servers. Based on historical trends and current regulatory and infrastructure requirements, we believe that the long-term trajectory of the cost of electricity is increasing in our target markets. In parallel, our technology improvements and cost reduction efforts should continue to reduce our cost and allow us to improve our profitability in existing markets and to expand into new markets. Furthermore, we expect that expanding into new markets should strengthen our profitability by increasing the operating leverage through economies of scale.

Our installation strategy is pretty simple—we want to break-even and continuously drive down our installation cost. Installation costs vary from site to site and are dependent on the customization required for a given customer’s set-up and size of installation. Our goal is to be margin neutral on installation across our portfolio, as we pass installation costs directly to our customers.

Our service strategy reflects our focus on investing the capital necessary to become a market pioneer and leader in distributed energy generation. In the early days of our commercial shipments, we recognized that we needed a statistically meaningful “field installed base” and real-time data from those installations to understand the performance of our Energy Servers in real-world conditions, and then use this learning to improve the reliability and robustness of our systems. This learning was also necessary to drive innovation and performance improvements throughout our entire value chain. For this reason, in the early years of shipping our product, we installed Energy Servers that had a lifespan below break-even, relative to service revenue versus service cost.

Therefore, we experienced losses, particularly during the period between 2013 and 2016, which represented the investment we were willing to make in order to execute our strategy to become the market leader in distributed energy generation. To date, we have seen progress in service financial performance driven by two primary events:

•	“time to stack replacement” primarily driven by our fuel cell stack lives—in the early years, replacement was typically 12 to 18 months. Over the years we have made steady improvements in our fuel cell lives, and from 2017 onwards we expect to average over five years between replacements; and

•	the cost to refurbish (which include our fuel cells) is coming down. Since 2014, we have driven this cost down by approximately 40%.

At today’s pricing, we believe we can break-even in our service business provided the time between stack replacements across all of our fleet is five years or better. Longer term, like many companies with an operation and maintenance business, our strategy is to make our service business a profitable part of our overall business, with predictable annual recurring revenue.

We consider ourselves to be an innovative technology “product” company. Our business model to deliver our product is fairly straightforward. We book an order at the time of contract signing and at that time the order is recorded in our backlog. On a quarter-over-quarter basis, booked orders may tend to be lumpy. For example, a big-box retailer might place an order for Energy Servers for hundreds of stores at one time. However, we deploy our Energy Servers (installations, translating to revenue) in a more linear manner. Deployments might span nine to 12 months from the time the order is booked. Once we have the design completed and permits in hand, it typically takes us about three months to manufacture, install, and commission a system. This generally allows us well over six months to diligence, design, permit, and construct the site installation infrastructure necessary to deploy our systems. The product sales price and installation price is set for each system at the time of the contracted order. When an order comes out of our backlog at the time of system commissioning, we refer to it as an “acceptance.”

At Bloom Energy, we offer several customer purchase options through which we sell our Energy Servers. This is consistent with our philosophy of customizing our solution to meet our customer’s needs. In general, we sell our Energy Servers to customers through a direct sale, through a lease or managed services contract, or through one of our Bloom Electrons financing programs (where the customer pays based on the energy delivered). For some customers we sell our Energy Servers through a combination of these purchase options.

Historically, depending on the customer purchase option, the timing of revenue recognition varied significantly. Our product and installation revenue recognition varied from either recognized ratably over the contract term for some purchase options, or recognized upfront at the time of acceptance. We have increased the proportion of our product revenue that comes from acceptances that are recognized as revenue upfront, rather than on a ratable basis, and expect to continue to do so in the future. Therefore, starting in 2018, the vast majority of our revenue is recognized at the time of acceptance. Furthermore, we generally recognize service revenue ratably over each contract year.

Due to the variability that the customer purchase options can have on our revenue recognition in any given period, we believe that a useful way to understand the historical performance of our business, is to analyze our key operating metrics, including: volume (acceptances), billings (product, installation, and service), and unit level costs (product and installation). These operating metrics provide useful insight into the operational trajectory, cash generation, and cost profile of the business.

Generally, under any of our customer purchase options, we receive a certain amount of our sales price in advance, which helps us offset a portion of our working capital requirements. This may include upfront deposits and/or advanced payments prior to manufacturing and site construction. This improves our working capital position and our overall cash conversion cycle. In all customer purchase options, we generally receive 100% of the product and installation sales as cash in the form of these various milestone payments no later than within 30-days of the acceptance date. Separately, we also get paid for service contracts annually at the beginning of each service contract year. For direct sales contracts, the warranty period expires at the end of the first year, at which time our customers enter into an annual service contract with us. For managed services contracts, the service contract starts at the time of acceptance.

Earlier, I had mentioned how we view and measure the performance of our business. Now, I would like to focus on how we analyze and forecast our performance. Our P&L has three general components:

•	product plus installation (revenue and cost);

•	ratable (revenue and cost); and

•	service plus electricity (revenue and cost).

The product plus installation component of the P&L has three key drivers, consisting of a volume metric (acceptances), a revenue metric (average selling price, or ASP), and a cost metric (total installed system cost, or

TISC). To derive our product plus installation component, simply multiply the volume metric by the ASP to approximate revenue. Next, multiply the volume metric by the TISC to approximate the cost of goods sold. The difference between these two approximates gross profit.

The ratable component of the P&L represents the amount of revenue and cost that is recognized in the current period from prior period’s deferred revenue and cost that was treated as ratable. We think of this as an annuity revenue stream. Again, this relates to our historical acceptances that recognize product revenue on a ratable basis. Given that we expect very few acceptances in the future to be recognized on a ratable basis, our revenue and cost for the ratable component should stay relatively constant.

The service plus electricity component of the P&L has two subcomponents: service revenue and cost, and electricity revenue and cost. The service subcomponent represents the actual dollar amount of the annual ongoing operations and maintenance contracts that we have in place with our customers, adjusted for fair value accounting. We expect this revenue will grow with time as our installed base grows. Likewise, we expect that service cost, which represents the cost incurred to maintain our Energy Server fleet, will grow as our installed base grows. The revenue from the electricity subcomponent represents the actual dollar amount of the electricity sales from our minority investments in Bloom Electrons, and is based on predefined tolling rates. Electricity cost represents the amortized cost of the Energy Servers that generate the electricity revenue over the life of the contracts. Like our ratable component above, we expect no additional future investment in Bloom Electrons, and thus, we expect that our Bloom Electrons electricity revenue and related costs will stay relatively constant for many years into the future.

When you look at each component of the P&L, in general, the revenue and cost for both the ratable component and the service plus electricity component should be relatively constant, with service revenue growing with the growth in our install base. As such, to understand the overall performance and trajectory of the business, it is important to focus on the product plus installation component of the P&L, which can be calculated using our three key operational metrics: Acceptances, ASP, and TISC.

In summary, we have made great progress on our technology since we started shipping our Energy Servers in 2008. The continuous innovation in the technology within our Energy Servers, as well as the technology to build them, has allowed us to reduce our costs to the point that we can offer a competitive alternative to the grid for our customers in various markets. The significant investments that we made in our early fleet deployments have provided valuable feedback to our engineering teams, and have helped us develop our next generation technologies with real-world, real-time feedback from those customers’ operating environments.

In conclusion, not only have we innovated and improved our product and manufacturing technology, but also have executed innovations and improvements in the way our customers can procure our products with multiple customer purchase options. These customer purchase options have provided a means by which our customers can procure large volumes of our Energy Servers, in a programmatic manner, to help them achieve their energy generation goals. Whether our customer’s goals are for clean, reliable, resilient, sustainable, or predictable energy, our Energy Server is a product that we believe will empower current and future customers, transform the way they consume electricity, and allow them to meet their increasing power demands into the 21st century.

Randy Furr
Chief Financial Officer

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the three months ended March 31, 2017 and 2018 and the summary consolidated balance sheet data as of March 31, 2018 from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read the following selected consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future and our results for the three months ended March 31, 2018 are not necessarily indicative of results to be expected for the full year. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

Please see “—Key Operating Metrics” below for information regarding how we define our product accepted during the period, megawatts deployed, billings for product accepted in the period, billings for installation on product accepted, billings for annual maintenance services agreements, product costs of product accepted, period costs of manufacturing related expenses not included in product costs and installation costs on product accepted.

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands, except for per share data)

Consolidated Statements of Operations
Revenue
Product	$76,478	$179,768	$27,665	$121,307
Installation	16,584	63,226	12,293	14,118
Service	67,622	76,904	18,591	19,907
Electricity	47,856	56,098	13,648	14,029

Total revenue	208,540	375,996	72,197	169,361
Cost of revenue
Product	103,283	210,773	38,855	80,355
Installation	17,725	59,929	13,445	10,438
Service	155,034	83,597	18,219	24,253
Electricity	35,987	39,741	10,876	10,649

Total cost of revenue	312,029	394,040	81,395	125,695

Gross profit (loss)	(103,489)	(18,044)	(9,198)	43,666

Operating expenses
Research and development	46,848	51,146	11,223	14,731
Sales and marketing	29,101	32,415	7,845	8,262
General and administrative	61,545	55,674	12,879	14,988

Total operating expenses	137,494	139,235	31,947	37,981

Profit (loss) from operations	(240,983)	(157,279)	(41,145)	5,685
Interest expense	(81,190)	(108,623)	(24,363)	(23,037)
Other income (expense), net	(379)	268	119	(629)
Gain (loss) on revaluation of warrant liabilities and embedded derivatives	(13,035)	(14,995)	215	(4,034)

Net loss before income taxes	(335,587)	(280,629)	(65,174)	(22,015)
Income tax provision	729	636	214	333

Net loss	(336,316)	(281,265)	(65,388)	(22,348)
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	(56,658)	(18,666)	(5,856)	(4,632)

Net loss attributable to common stockholders	$(279,658)	$(262,599)	$(59,532)	$(17,716)

Net loss per share attributable to common stockholders, basic and diluted:	$(18.56)	$(17.08)	$(3.91)	$(1.14)

Weighted average shares used to compute net loss per share attributable to common stockholders, basic and diluted	15,069	15,372	15,215	15,605

Pro forma net loss per share attributable to common stockholders basic and diluted (unaudited)		$(1.87)		$(0.13)

Pro forma weighted average shares used to compute pro forma net loss per share attributable to common stockholders basic and diluted (unaudited)		131,754		130,805

	As of December 31,		As of March 31, 2018
	2016	2017
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$156,577	$103,828	$88,227
Working capital	130,992	148,697	154,595
Total assets	1,204,047	1,220,987	1,184,634
Long-term portion of debt	773,346	921,205	925,342
Total liabilities	1,463,159	1,721,624	1,700,498
Convertible redeemable preferred stock	1,465,841	1,465,841	1,465,841
Redeemable noncontrolling interest and noncontrolling interest	234,988	213,526	207,935
Stockholders’ deficit	(1,959,941)	(2,180,004)	(2,189,640)

Key operating metrics:

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
Product accepted during the period (in 100 kilowatt systems)	687	622	119	166
Megawatts deployed as of period end	235	297	247	312

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands)
Billings for product accepted in the period	$522,543	$248,102	$48,105	$121,143
Billings for installation on product accepted in the period	114,680	96,452	23,027	11,896
Billings for annual maintenance services agreements	67,820	79,881	14,882	14,122
Ratable value of contracts accepted in the period	384,229	21,653	9,566	(17,140)

	Three Months Ended
	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	Jun. 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018
Product costs of product accepted in the period (per kilowatt)	$5,086	$4,809	$4,383	$3,826	$3,999	$3,121	$3,386	$2,944	$3,855
Period costs of manufacturing related expenses not included in product costs (in thousands)	4,302	4,586	6,869	6,143	7,397	8,713	7,152	9,174	10,785
Installation costs on product accepted in the period (per kilowatt)	1,280	1,481	1,056	1,170	1,974	1,306	1,263	829	526

Product Accepted During the Period

Product accepted during the period is the number of customer acceptances of our Energy Servers in any period. Generally, we deem an acceptance to occur when a sold Energy Server has been installed at a customer site and running at full power. We use product accepted during the period to measure the volume of our deployment activity, and therefore, we can compare Energy Server acceptances across different time periods to gauge the operational volume and trajectory of our business. We measure each Energy Server manufactured, shipped and accepted in terms of 100 kilowatt equivalents. Product acceptances and product revenue are generally not correlated, as the timing of product revenue recognition is impacted by different customer purchase options as outlined here:

Customer Purchase Option	Typical Timing of Revenue Recognition
Direct Purchase	Up front at acceptance
Traditional Lease	Up front at acceptance
Managed Services	Ratably over the life of contract starting at acceptance
PPA Financing through Bloom Electrons	Ratably over the life of contract starting at acceptance

Product revenue is generally recognized when an acceptance is achieved. For those customers who purchase our Energy Servers through a direct sales or traditional lease arrangement, that revenue is recognized up front at acceptance as product revenue, while for customers who purchase our Energy Servers through our managed services program we recognize revenue ratably over the life of the contracts as product revenue and for customers who purchase our Energy Servers through a power purchase agreement (PPA) arrangement structured as an operating lease, we recognize revenue ratably over the life of the contracts as electricity revenue and not at acceptance. Our product revenue has fluctuated in the past and may fluctuate in the future, as it is in part dependent on the purchase option selected by the customer.

The number of product acceptances achieved in 2017 was 622 systems, a decrease of 9.5% as compared to 687 acceptances for 2016. The decline was driven by extreme weather-related seasonality on both the U.S. East Coast and West Coast, which impacted our ability to install Energy Servers at our customer sites. Our product revenue was $179.8 million in 2017, an increase of 135.1% as compared to $76.5 million in 2016. Product revenue increased for 2017 relative to 2016 even though product acceptances declined by 9.5% over that same time period as the mix in financing options with which our customers chose to deploy their systems reflected a smaller portion of managed services customer purchase options (where revenue is recognized ratably) versus direct sales (where revenue is recognized up front). The number of acceptances for 2017 where revenue was recognized ratably was approximately 21% of total acceptances, while the number of acceptances for 2016 where revenue was recognized ratably was approximately 84% of total acceptances. In 2016 and 2017, 172 and 0 respectively, of our acceptances achieved were for Energy Servers that were sold to existing customers under our PPA I decommissioning program. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Revenue—Product Revenue—PPA I Decommissioning”.

For the three months ended March 31, 2018, the number of acceptances achieved was 166, an increase of 39.5% as compared to 119 acceptances for the three months ended March 31, 2017. Our product revenue for the three months ended March 31, 2018 was $121.3 million, an increase of 337.9% as compared to $27.7 million for the three months ended March 31, 2017. The increase in product revenue for the three months ended March 31, 2018 relative to the three months ended March 31, 2017 was greater than the 39.5% increase in associated acceptances over that same time period due to the $43.9 million one-time product revenue benefit due to the retroactive ITC renewal, as well as the mix in financing options with which our customers chose to deploy their systems, which reflected a smaller portion of managed services customer purchase options (where revenue is recognized ratably) versus direct sales (where revenue is recognized up front). There were no acceptances for the three months ended March 31, 2018 where revenue was recognized ratably, while the number of acceptances for the three months ended March 31, 2017 where revenue was recognized ratably was approximately 45% of total acceptances. In the three months ended March 31, 2017 and March 31, 2018, no acceptances were achieved for Energy Servers that were sold to existing customers under our PPA I decommissioning program.

Megawatts Deployed

Megawatts deployed represents the aggregate megawatt capacity of operating Energy Servers in the field on a given date that have achieved acceptance, net of systems removed from operation under the PPA I decommissioning program. We measure the electricity-generating capacity of our deployed Energy Servers in megawatt capacity. Megawatt capacity is the expected maximum output an Energy Server can produce (i.e., the nameplate capacity). Actual power production from these Energy Servers may be less or more than the megawatt capacity assigned to a particular Energy Server. Megawatts deployed also represents the size of our installed base.

Megawatts deployed increased to 297 as of December 31, 2017, an increase of 26.4% as compared to 235 as of December 31, 2016. The increase represents the additional acceptances that were achieved in 2017, which increased the number of Energy Servers in the field, since the end of 2016. As of March 31, 2018, megawatts deployed increased to 312, an increase of 26.3% as compared to March 31, 2017, of 247. The increase represents the additional acceptances that were achieved in the last nine months of 2017 and the first three months of 2018, which increased the number of Energy Servers in the field.

Billings for Product Accepted in the Period

We sign contracts with our customers and financing partners that set the terms and conditions of the equipment and services which we deliver under those contracts. Generally, these contracts outline: (1) the type, volume and price of the product (Energy Servers) to be installed, (2) the equipment and services to be used in the installation process, (3) the pricing and terms for extended maintenance (service) agreements, and (4) the details of any other equipment or service to be provided. Based on the dates and milestones that are outlined in the contract, we generate invoices and bill our customers and financing partners for each of the above outlined components. We believe that analyzing the billing and the trending of the billing for these contract components is useful to understand our business.

The billings for product accepted represents the total contracted dollar amount of the product component of all Energy Servers that are accepted in a period. We use this metric to gauge the dollar amount of our acceptances in a period and to evaluate the change in dollar amount of acceptances between periods, which also provides us insight into the billing volume and trajectory of our product sales. Across all customer purchase options (direct sales, leases, PPA and managed services), our sales contracts specify the amounts billed with respect to the product (our Energy Servers), installation, and service contract components, which will not necessarily reflect the applicable revenue to be recognized at acceptance under the agreement due to certain customer financing options where revenue is recognized ratably over the life of the contract starting at acceptance. Regardless of the customer purchase option, we generally receive 100% of the customer payments in cash for the product and installation components of our sales contracts within 30 days of achieving acceptance, including replacement servers accepted by existing customers through our PPA I decommissioning program. Billings for product accepted in the period and the change in billings for product accepted in the period will, in general, correlate with the volume and change in the volume of product accepted.

The purchase of our Energy Servers and related installation costs have historically qualified for the Federal Investment Tax Credit (ITC). Through 2016, our customers and financing partners could take advantage of ITC. They could receive a tax credit of 30% or $3,000 per kilowatt of their equipment purchase price and the installation cost on their federal tax returns. This federal tax benefit expired at the end of 2016. Accordingly, in 2017, customers no longer received the ITC benefit on purchases of our Energy Servers. In order to offset the negative economic impact of that lost benefit to our customers and financing partners, in 2017, we lowered our selling price to customers. Because many customers or financing partners would monetize the tax credit upfront, the actual impact to our selling price was generally greater than 30%.

As stated above, both the purchase of our Energy Servers and the installation cost of those Energy Servers qualified for the ITC in 2016. From a billings standpoint, we billed our customers for the portion of the price attributable to the ITC benefit for both the Energy Server (product) sale and the installation services as part of our product billings. Therefore, in 2017, as a result of the ITC benefit loss, the billings for product accepted was impacted to a greater extent than the billings for installation when compared to 2016. Subsequently, the ITC was reinstated by the U.S Congress on February 9, 2018 and made retroactive to January 1, 2017. The resulting benefit of the ITC renewal was recognized in the three months ending March 31, 2018.

Due to the loss of ITC in 2017, the benefit of ITC to billings for product accepted decreased $158.5 million from $159.8 million of benefit from ITC for the year ended December 31, 2016 to $1.3 million of benefit from ITC for the year ended December 31, 2017. Due to the reinstatement of ITC in 2018, the benefit of ITC to billings for product accepted increased $58.3 million, from $1.3 million of benefit from ITC for the three months ended March 31, 2017 to $59.6 million of benefit from ITC for the three months ended March 31, 2018. The $59.6 million benefit of ITC in the three months ended March 31, 2018 included $45.1 million benefit of the retroactive ITC for 2017 acceptances.

The billings for product accepted in 2017 was $248.1 million, a decrease of 52.5% compared to billings for product accepted of $522.5 million in 2016. This decrease was primarily due to the lower average selling prices to our customers in 2017, as a result of the ITC benefit to our customers ending in 2016, as well as the 9.5% decrease in product acceptances for 2017. In 2016, we had $132.2 million of billings for product accepted from existing customers through our PPA I decommissioning program. For 2017, we had no billings for product accepted from existing customers through our PPA I decommissioning program. For the three months ended March 31, 2018, billings for product accepted was $121.1 million, an increase of 151.8% compared to billings for product accepted of $48.1 million in the three months ended March 31, 2017. This increase was primarily due to the higher average selling prices to our customers in 2018 as a result of the ITC reinstatement, as well as the 39.5% increase in product acceptances for the same time period. Billings for product accepted from existing customers through our PPA I decommissioning program increased from zero in the three months ended March 31, 2017, to $5.6 million in the three months ended March 31, 2018.

Billings for Installation on Product Accepted

Billings for installation on product accepted represents the total contracted dollar amount billable with respect to the installation portion of all Energy Servers that are accepted in the period. We use this metric to gauge the dollar value of the installations of our product acceptances in a period and to evaluate the change in dollar value associated with the installation of our product acceptances between periods.

Billings for installation on product acceptances are generally driven by the complexity of the site and the size of the installation. Infrequently, Bloom may not perform the installation service for customers, and the installation may be completed by a third party as directed by the customer or by the customer themselves. For customers who have the installation performed by a third party or themselves, there will be little or no billings for installation on product accepted.

Billings for installation on product accepted in 2017 was $96.5 million, a decrease of 15.9% as compared to $114.7 million in 2016. This decrease was slightly larger than the 9.5% decrease in associated acceptances and was related to the normal mix in installation billings driven by site complexity and size. For the three months ended March 31, 2018, billings for installation on product accepted was $11.9 million, a decrease of 48.3% as compared to $23.0 million for the three months ended March 31, 2017. The billings for installation on product accepted decreased despite a 39.5% increase in associated acceptances due to one large customer in the three months ended March 31, 2018 where the installation was contracted with a third party, therefore, we did not have any installation billing.

When we analyze changes between 2016, 2017 and 2018, we also take into account the impact of the lower or higher average selling prices to the customers driven by the loss or reinstatement of the ITC benefit. To minimize the impact to the customers in 2017, we reduced the selling price to ensure the economics to the customer remained the same as it was prior to losing the ITC benefit. Because the benefit from the ITC can be monetized up front, given the time value of money, the impact on our average selling price is greater than the nominal value of the ITC benefit.

For the three months ended March 31, 2018, the combined total for billings for product and installation accepted was $133.0 million, an increase of 87.0% from the billings for product and installation accepted combined of $71.1 million for the three months ended March 31, 2017. The increase was significantly greater than the 39.5% increase in associated acceptances during the same periods due to the higher average selling price to customers as a result of the reinstatement of the ITC in 2018.

Billings for Annual Maintenance Services Agreements

The billings for annual maintenance service agreements represent the dollar amount billable in respect of one-year service contracts that have been initiated or renewed during the period. Our customers enter into maintenance agreements with us to receive ongoing service of their Energy Servers. Generally, the first year of maintenance is included in the price of the product as part of the warranty. However, customers engaging in our managed services enter into annual maintenance contracts starting at time of acceptance. While the maintenance service agreements are generally contracted annually, the billings for those contracts can be monthly, quarterly or annually. As our cumulative megawatts deployed grows each year, we expect that the billings for annual maintenance services agreements should grow as well.

Billings for annual maintenance service agreements in 2017 was $79.9 million, an increase of 17.8% as compared to $67.8 million in 2016. This increase was driven both by the billing for new maintenance contract renewals and new managed service contracts over that same period. Billings for annual maintenance agreements for managed services contracts are billed monthly and start at acceptance for those contracts.

The billings for annual maintenance agreements for the year ended December 31, 2017 represents the cumulative billings for all agreements in place at that time, and therefore includes all of the billings for maintenance agreements from managed services contracts accepted between December 31, 2016 and December 31, 2017.

For the three months ended March 31, 2018, billings for annual maintenance service agreements was $14.1 million, a decrease of 5.1% compared to $14.9 million for the three months ended March 31, 2017. This decrease was driven primarily by the timing in which our customers renewed their annual maintenance service agreements in the period.

Ratable Value of Contracts Accepted in the Period

Depending on the customer purchase option elected by our customers, the product, installation and electricity revenue for that contract will either be recognized up front at acceptance or ratably over the life of the contract.

The ratable value of contracts accepted in the period represents product, installation and electricity revenue for the period if all contracts were recognized up front at acceptance. It also includes the value of any product and install revenue that was allocated to service revenue under our BESP allocation methodology (described in further detail below). It excludes the ratable value of past acceptances and the value allocated to service that is recognized as revenue in the current period.

The ratable value of contracts accepted in the period presents a normalized view of the impact of the different revenue recognition methodologies between up front and ratable by providing the full contract value of those acceptances that are recognized ratably over the life of the contract.

Our ratable value of contracts accepted in the period was $21.6 million in 2017, a decrease of $362.6 million as compared to $384.2 million in 2016 due to a change in customers’ preferences for the purchase option chosen, moving away from Bloom Electrons in 2016, which typically results in ratable revenue recognition, to direct purchase in 2017, which results in up front revenue recognition. The number of acceptances for 2017 where revenue was recognized ratably was approximately 21% of total acceptances, while the number of acceptances for 2016 where revenue was recognized ratably was approximately 84% of total acceptances.

Our ratable value of contracts accepted for the three months ended March 31, 2018 was a negative $17.1 million, representing a decrease of $26.7 million, as compared to $9.6 million for the three months ended March 31, 2017. The ratable value of contracts is negative in the three months ended March 31, 2018 as all acceptances were recognized up front during the period and therefore, the value only excludes the ratable value of past acceptances and the value allocated to services that was recognized as revenue in the period. The number of acceptances for the three months ended March 31, 2018 where revenue was recognized ratably was approximately 0% of total acceptances, while the number of acceptances for the three months ended March 31, 2017 where revenue was recognized ratably was approximately 45% of total acceptances.

Product Costs of Product Accepted (per kilowatt)

Our product costs of product accepted in the period represents the average unit product cost for the Energy Servers that are accepted in a period. We track this metric to provide a point in time estimate of our unit cost to manufacture our Energy Servers which we can use to analyze and compare product costs between periods. We use this metric to provide us insight into the trajectory of our product costs and, in particular, the effectiveness of our cost reduction activities.

We calculate it as the aggregate amount of product costs across all acceptances in a period, and we then divide that total by the number of acceptances in that period and then divide that result by 100 to get a “per kilowatt” unit measure.

Product cost includes material costs, direct labor, allocated manufacturing overhead, purchasing and manufacturing variances, freight charges and consumables used in the manufacturing of our Energy Servers.

During the nine quarters ended March 31, 2018, our product costs of products accepted declined from $5,086 per kilowatt to $3,855 per kilowatt, an overall reduction of 24.2%. The cost reduction was driven generally by our ongoing cost reduction efforts to reduce material costs, labor and overhead through improved automation of our manufacturing facilities, better facility utilization and ongoing material cost reduction programs with our vendors. A one-time impact of $567.40 per kilowatt was included in the product cost of revenue for the three months ended March 31, 2018 which was associated with supplier agreements that required us to forego previously negotiated discounts if ITC was renewed.

Period Costs of Manufacturing Related Expenses not Included in Product Costs

Period costs of manufacturing related expenses not included in product costs represent the manufacturing and related operating costs expensed in the period that are incurred to procure parts and manufacture Energy Servers that are not included as part of product costs as defined above. Any costs incurred to run our manufacturing operations that are not capitalized (i.e., absorbed) into inventory are expensed to our consolidated statement of operations in the period with which the costs are incurred. Typical costs included in this metric are unallocated overhead costs, and items used in the manufacturing process not allocated to product cost. In addition, this metric includes the costs incurred to support the Energy Server’s first year of warranty.

Period costs of manufacturing related expenses not included in product costs for the quarter ended March 31, 2018 was $10.8 million, an increase of 150.7% compared to $4.3 million for the quarter ended March 31, 2016, and an increase of 45.8% compared to $7.4 million for the quarter ended March 31, 2017. While actual manufacturing spending decreased in the quarter ended March 31, 2018 relative to the quarter ended March 31, 2017 and March 31, 2016, the period costs of manufacturing related expenses not included in product costs, which represents the unabsorbed manufacturing costs to produce our Energy Servers, increased due to lower production volumes in the period.

Installation Costs on Product Accepted in the Period (per kilowatt)

Installation costs on product accepted in the period is the average unit installation cost for Energy Servers that are accepted in a given period. We incur and accumulate costs for design, permitting, construction and interconnect for the installation of our Energy Servers, which ultimately provides for the systems to meet acceptance criteria in the period and ultimately, be counted as an “acceptance.” Our installation costs are driven by the complexity of the site at which we are installing an Energy Server, as well as the size of the installation, which can cause variability in these costs quarter-to-quarter. We generally achieve economies of scale on installation costs at sites where we install more Energy Servers per site. We track this information to help ensure our installation costs are in line with our installation billings. Installation costs on product accepted in the period is calculated by aggregating the accrued and incurred installation costs for each site accepted in a period. We then divide that total by the number of acceptances in the period and then divide that result by 100 to get a “per kilowatt” unit of measure.

During the nine quarters ended March 31, 2018, installation costs on product accepted ranged from a low of $526 per kilowatt for the quarter ended March 31, 2018 to a high of $1,974 per kilowatt for the quarter ended March 31, 2017. For the quarter ended March 31, 2018, the lower installation cost of $526 per kilowatt was driven by the fact that 50.3% of the acceptances in that quarter were for a very large customer that had almost no installation cost. For the quarter-ended March 31, 2017, the higher installation cost of $1,974 per kilowatt was driven by a greater mix of more complicated sites, which included several for business continuity solutions, which requires a more difficult installation process.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We provide an advanced distributed electric power generation solution, based on our proprietary solid oxide fuel cell technology that provides our customers with a reliable, resilient, sustainable and more cost effective clean alternative to the electric grid. Our solution, the Bloom Energy Server, is an on-site stationary power generation platform, capable of delivering uninterrupted, 24x7 base load power that is fault tolerant, resilient and clean. We currently primarily target commercial and industrial customers. Our most significant deployment milestones to date include:

•	Our first commercial deployment: 400 kilowatt deployment for a major internet company in August 2008;

•	Our first deployment under a PPA financing: Completion of the first deployment that was financed pursuant to a PPA in October 2010;

•	The largest commercial customer deployment of fuel cell technology in the United States: 10 megawatt deployment at a major consumer technology company’s data center completed in December 2012;

•	The first large scale deployment of fuel cell technology to provide mission critical, primary power to a data center, without traditional backup power from diesel generators, batteries and UPS systems: 9.8 megawatt deployment in Utah in two phases completed in September 2013 and March 2015;

•	The largest utility scale deployment of fuel cell technology in the United States: 30 megawatt deployment in Delaware for Delmarva completed in November 2013;

•	The first international deployments: First site deployed in Japan to provide uninterruptible power completed in June 2013; first site deployed in India in the second quarter of 2016; and

•	Major cumulative deployment milestones: Cumulative deployment of 50 megawatts by September 2012, cumulative deployment of 100 megawatts by September 2013, cumulative deployment of 200 megawatts by June 2016 and cumulative deployment of 300 megawatts by March 2018.

We market and sell our Energy Servers primarily through our direct sales organization in the United States. Recognizing that deploying our solutions requires a material financial commitment from our customers, we typically seek to engage customers that have the financial capability to either purchase our Energy Servers directly or arrange creditworthy counterparties to financing agreements. Our typical target customer has been either an investment-grade entity or a customer with investment-grade attributes such as size, assets and revenue, liquidity, geographically diverse operations and general financial stability. Given that our customers are typically large institutions with multi-level decision making processes, we generally experience a lengthy sales process.

Our solution is capable of addressing customer needs across a wide range of industry verticals. The industries we currently serve consist of banking and financial services, cloud services, technology and data centers, communications and media, consumer packaged goods and consumables, education, government, healthcare, hospitality, logistics, manufacturing, real estate, retail and utilities. Our Energy Servers are deployed at customer sites across 11 states in the United States, as well as in India and Japan. Our customer base included 25 of the Fortune 100 companies as of March 31, 2018. We believe that we are currently capturing only a small percentage of our largest customers’ total energy spend, which gives us an opportunity for growth within those customers, particularly as the price of grid power increases in the areas where our existing customers have additional sites. Since the timing of revenue we recognize depends, in part, on the option chosen by the customer to finance the purchase of the Energy Server, customers that may have accounted for a significant amount of product revenue in one period may not necessarily account for similar amounts of product revenue in future periods.

In 2016, total revenue from Delmarva and Intel Corporation represented 18% and 12% of our total revenue, respectively. In 2017, total revenue from The Southern Company and Delmarva represented 43% and 10% of our total revenue, respectively. In the three months ended March 31, 2017, total revenue from Macerich and The Southern Company, represented 19% and 16% of our total revenue, respectively. In the three months ended March 31, 2018, total revenue from The Southern Company and Korea Energy represented 53% and 17% of our total revenue, respectively. To date, substantially all of our revenue has been derived from customers based in the United States. However, we have started to increase our sales efforts outside of the United States, with initial customer installations in India and Japan.

Although the size of each system deployment can vary substantially and usually exceeds 250 kilowatts, we measure and track our system deployments and customer acceptances in 100 kilowatt equivalents. As of March 31, 2018, we had installed 3,117 of such systems, which is equivalent to 312 total megawatts.

The purchase of our Energy Servers and related installation costs have historically qualified for the Federal Investment Tax Credit (ITC). Through 2016, our customers and financing partners could take advantage of ITC. They could receive a tax credit of 30% or $3,000 per kilowatt of their equipment purchase price and the installation cost on their federal tax returns. This federal tax benefit expired at the end of 2016. Accordingly, in 2017, customers no longer receive the ITC benefit on purchases of our Energy Servers. In order to offset the negative economic impact of that lost benefit to our customers and financing partners, in 2017, we lowered our selling price to customers. Because many customers or financing partners would monetize the tax credit upfront, the actual impact to our selling price is generally greater than 30%.

We manufacture our Energy Servers at our facilities in California and Delaware. Due to the intensive manufacturing process necessary to build our systems, a significant portion of our manufacturing costs is fixed. We obtain our materials and components through a variety of third parties. Components and materials, direct labor and overhead, such as facility and equipment expenses, comprise the substantial majority of the costs of our Energy Servers. As we have commercialized and introduced successive generations of our Energy Servers, we have been focused on reducing their production costs. Our product costs per system manufactured have generally declined since delivering our first commercial product. These cost declines are the result of continuous improvements and increased automation in our manufacturing processes as well as our ability to reduce the costs of our materials and components, allowing us to gain greater economies of scale with our growth.

We believe we have made significant improvements in our efficiency and the quality of our products. Our success depends in part on our ability to increase our products’ useful lives, which would significantly reduce our cost of services to maintain the Energy Servers over time.

Purchase Options

Our customers may choose to purchase our Energy Servers outright or may choose to lease them through one of our financing partners as a traditional lease or a sale-leaseback sublease arrangement, which we refer to as managed services. Our customers may also purchase electricity through Bloom Electrons, our PPA financing program. Depending on the financing arrangement, either our customers or the financing provider may utilize investment tax credits and other government incentives. The timing of the product-related cash flows to Bloom is generally consistent across all the above financing options, whether direct purchase arrangements, leases or managed services.

We provide warranties and performance guarantees regarding the Energy Servers’ efficiency and output under all of our financing arrangements. Under direct purchase and traditional lease options, the warranty and guarantee is included in the price of the Energy Server for the first year. The warranty and guarantee may be renewed annually at the customer’s option as an operations and maintenance services agreement at predetermined prices for a period of up to 20 years. Historically, our customers have almost always exercised their option to renew under these operations and maintenance services agreements. Under the managed services program, the operations and maintenance performance guarantees are included in the price of the Energy Server for a fixed period of 10 years, which may be extended at the option of the parties for up to an additional 10 years with all payments made annually.

Our capacity to offer our Energy Servers through any of the financing arrangements above depends in large part on the ability of the parties involved in providing payment for the Energy Servers to monetize either the related investment tax credits, accelerated tax depreciation and other incentives, and/or the future power purchase obligations of the end customer. Interest rate fluctuations would also impact the attractiveness of any lease financing offerings for our customers. Additionally, the managed services option is limited by the creditworthiness of the customer and, as with all leases, the customer’s willingness to commit to making fixed payments regardless of the output of the system.

The portion of acceptances in the three months ended March 31, 2018 attributable to each payment option was as follows: direct purchase 100%, traditional lease 0%, managed services 0%, and Bloom Electrons 0%. The portion of revenue in the three months ended March 31, 2018 attributable to each payment option was as follows: direct purchase 83%, traditional lease 0%, managed services 4%, and Bloom Electrons 13%. The portion of acceptances in 2017 attributable to each payment option was as follows: direct purchase 72%, traditional lease 7%, managed services 21%, and Bloom Electrons 0%. The portion of revenue in 2017 attributable to each payment option was as follows: direct purchase 61%, traditional lease 7%, managed services 8%, and Bloom Electrons 24%. The portion of acceptances in 2016 attributable to each payment option was as follows: direct purchase 10%, traditional lease 6%, managed services 31%, and Bloom Electrons 53%. The portion of revenue in 2016 attributable to each payment option was as follows: direct purchase 40%, traditional lease 18%, managed services 4%, and Bloom Electrons 38%. In 2017, we observed a shift in our customers’ purchase option preferences to our direct purchase options. The portion of our backlog as of March 31, 2018 attributable to each payment option was as follows: direct purchase 98%, traditional lease 0%, managed services 2%, and Bloom Electrons 0%.

Purchase and Lease Programs

Initially, we only offered our Energy Servers on a purchase basis, in which the customer purchases the product directly from us. Included within our direct purchase option are sales we make to a third party who in turn, sells electricity through one of its PPA programs of which we have no equity interest. The sales of our Energy Servers to the third party entity have many of the same terms and conditions as a standard sale, as described above. We refer to these arrangements as Third-Party PPAs. Payment for the purchase of our product is generally broken down into multiple installments, which may include payments upon signing of the purchase agreement, within 180 days prior to shipment, upon shipment of the Energy Server, and upon acceptance of the Energy Server. Acceptance typically occurs when the Energy Server is installed and running at full power as defined in each contract. A one-year service warranty is provided with the initial sale. After the expiration of the initial one-year warranty, customers have the option to enter into annual operations and maintenance services agreements with us at a price determined at the time of purchase of the Energy Server, which may be renewed each year for up to 20 years. Pursuant to the service warranty, we warrant minimum efficiency and output levels.

In the event that the Energy Servers fail to satisfy these warranty levels, we may be obligated to repurchase the applicable Energy Servers if we are unable to repair or replace during the applicable cure period. Across all service agreements, including purchase and lease programs, as of March 31, 2018, we have incurred no repurchase obligations pursuant to such warranties. In addition, in some cases, we guarantee minimum output and efficiency levels greater than the warranty levels and pay certain capped performance guarantee amounts if those levels are not achieved. These performance guarantees are negotiated on a case-by-case basis, but we typically provide an Output Guaranty of 95% measured annually and an Efficiency Guaranty of 52% measured cumulatively from the date the applicable Energy Server(s) are commissioned. In each case, underperformance obligates us to make a payment to the owner of the Energy Server(s). As of March 31, 2018, the fleet of Energy Servers deployed pursuant to purchase agreements performed at an average output of approximately 86% for calendar year 2018, and a lifetime average efficiency of approximately 53% through March 31, 2018. As of March 31, 2018, our obligation to make payments for underperformance on the direct purchase projects is capped at an aggregate total of approximately $35.9 million (including payments both for low output and for low efficiency). As of March 31, 2018, our aggregate remaining potential liability under this cap is approximately $23.0 million.

Third-Party PPAs

In addition to our traditional lease, managed services, and Bloom Electrons programs, we also sell Energy Servers under power purchase agreements where the owner of the Energy Servers generating the electricity delivered to the end customer is a third party in which we have no equity interests (“Third-Party PPAs”). Under these Third-Party PPAs, we identify end customers, lead the negotiations with such end customers regarding the offtake agreements, and then enter into an Energy Server sales and operations and maintenance agreement with the third-party PPA entity that will own the Energy Servers for the full term of the offtake agreement. In some cases, the applicable third-party owner assists with the identification of end customers, and the negotiation of the offtake agreements. The third-party PPA entity then enters into offtake agreements with the end customer, who purchases electricity from the third-party PPA entity. Unlike our Bloom Electrons program, we have no equity ownership in the entity that owns the Energy Servers, and thus the third-party owner receives all cash flows generated under the offtake agreement(s), all investment tax credits, all accelerated tax depreciation benefits, and any other cash flows generated by the operation of the Energy Servers. In the fourth quarter of 2016, we secured a commitment from a major utility company to finance up to 50 MW of Energy Server deployments under a Third-Party PPA; this commitment was subsequently expanded to an aggregate total of approximately 85 MW, of which we have deployed 48.0 MW as of March 31, 2018. Additionally, we have established a second Third-Party PPA with another major utility company; while this second program does not include a firm commitment as to total financing capacity, it permits the inclusion of sub-investment grade end customers.

Obligations to Third-Party Owners of Energy Servers

In each Third Party PPA, we and the applicable third-party owner enter into an O&M Agreement similar to the O&M Agreements entered into under the Bloom Electrons program, which O&M Agreement may be renewed on an annual basis at the option of the third party owner until the end of the term of the third-party owner’s offtake agreement(s) with its end customers for such project. These offtake agreements have a fifteen-year term, but in some cases the offtake agreement and related O&M Agreement may extend for up to twenty years.

Our obligations under the O&M Agreement include (i) designing, manufacturing, and installing the Energy Servers, and selling such Energy Servers to the third-party PPA entity, (ii) obtaining all necessary permits and other governmental approvals necessary for the installation and operation of the Energy Servers, and maintaining such permits and approvals throughout the term of the O&M Agreement, (iii) operating and maintaining the Energy Servers in compliance with all applicable laws, permits and regulations, (iv) satisfying the efficiency and output warranties set forth in such O&M Agreement and the offtake agreement(s) (Performance Warranties), and (v) complying with any specific requirements contained in the offtake agreement(s) with individual end-customer(s). The O&M Agreement obligates us to repurchase the Energy Servers in the event the Energy Servers fail to comply with the Performance Warranties or we otherwise breach the terms of the applicable O&M Agreement and we fail to remedy such failure or breach after a cure period, or in the event that an offtake agreement terminates as a result of any failure by us to comply with the applicable O&M Agreement. In some Third-Party PPAs, our obligation to repurchase Energy Servers extends to the entire fleet of Energy Servers installed pursuant to the applicable O&M Agreement in the event such failure affects more than a specified number of Energy Servers.

In some cases, we have also agreed to pay liquidated damages to the third-party owner in the event of delays in the manufacture and installation of Energy Servers, either in the form of a cash payment or a reduction in the purchase price for the applicable Energy Server(s). Both the upfront purchase price for the Energy Servers and the ongoing fees for our operations and maintenance are paid on a fixed dollar-per-kilowatt ($/kilowatt) basis.

The O&M Agreement for each third-party PPA project generally provides for the following performance and indemnity obligations:

Efficiency Obligations: We warrant to the applicable third-party owner that each Energy Server and/or the portfolio of Energy Servers sold to such entity will operate at an average efficiency level specified in the O&M Agreement, calculated over a period specified in the O&M Agreement following the commercial operations date of such Energy Server. In some cases, we are obligated to repair and replace Energy Servers that are unable to satisfy the Efficiency Warranty, or if a repair or replacement is not feasible, to repurchase such Energy Servers at the original purchase price, subject to adjustment for depreciation (“Efficiency Warranty”). In other cases, we are obligated to make a payment to compensate for the increased costs of procuring natural gas for the applicable Energy Server(s) resulting from the underperformance as against the warranted level, which payments are capped at a level specified in the applicable O&M Agreement (“Efficiency Guaranty”).

Output Obligations: In addition, we warrant that the Energy Servers will generate a minimum amount of electricity during specified periods of time.

Under O&M Agreements, our output obligations include: (i) the generation of a minimum amount of electricity, the failure of which obligates us to repair or replace the Energy Servers that are unable to satisfy such warranty, or if such repair or replacement is not feasible, to repurchase such Energy Servers at the original purchase price, subject to adjustment for depreciation (“Output Warranty”), and (ii) the generation of a minimum amount of electricity on a cumulative basis beginning on the commercial operations date of such Energy Server, the failure of which obligates us to make a payment to the applicable third-party owner based on the volume of the shortfall below the warranted level, subject to a liability cap specified in the applicable O&M Agreement (“Output Guaranty”). Satisfaction of the Output Warranty is measured on either a cumulative basis or in each calendar month or calendar quarter, as specified in the applicable O&M Agreement. In some Third-Party PPAs, these generation obligations are aggregated across the entire fleet of Energy Servers deployed pursuant to such project; in others, each Energy Server must satisfy the minimum generation obligations measured individually.

Indemnification of Performance Warranty Expenses under offtake agreements. In addition to the efficiency and output obligations, we also have agreed to indemnify certain third-party PPA entities for any expenses it incurs to any of the end-customers resulting from failures of the applicable Energy Servers to satisfy any of the efficiency, output or other performance warranties set forth in the applicable offtake agreement(s). In addition, in the event that an offtake agreement is terminated by a customer as to any Energy Servers as a result of our failure to perform any of our obligations under the O&M Agreement, we are obligated to repurchase such Energy Server from the applicable third-party PPA owner for a repurchase price equal to the original purchase price, subject to adjustment for depreciation.

Administration of Third-Party PPA Projects. Unlike the Bloom Electrons program, we perform no administrative services in the third-party PPA projects.

Obligations to End Customers

While the counterparty to the offtake agreements under the third-party PPA program is the third-party owner, under the O&M Agreements we are obligated to perform each of the obligations of such third-party owner set forth in each offtake agreement with the end customer. As such, our obligations to the end customers under the Third-Party PPAs are in all material respects the same as our obligations to the end customers under the Bloom Electrons program.

Our third-party PPA programs have O&M agreements that provide for Efficiency Guarantees and Output Guarantees, subject to performance guarantee caps. The performance guarantees for our existing third-party PPA agreements are capped at $45.4 million. As of March 31, 2018, we have paid $0.2 million in performance guarantee payments under these third-party PPA programs leaving potential obligations under the performance guarantees of $45.2 million. In addition, the O&M agreements with these third-party PPA agreements have minimum warranty guarantees for efficiency and output. As of March 31, 2018, no warranty claims have been made under the O&M agreements for these third-party PPA agreements.

Over time we have also developed various lease programs with our financing partners to provide alternative financing options. These programs take the form of either (1) a traditional lease agreed directly with the financing partner or (2) managed services.

Traditional Lease

Under the traditional lease arrangement, the customer enters into a lease directly with a financing partner, which pays us for the Energy Servers pursuant to a sales agreement (a Bank Agreement, described below). We recognize product and installation revenue upon acceptance. After the initial one-year warranty period, our customers have almost always exercised the option to enter into operations and maintenance services agreements with us, under which we receive annual service payments from the customer. The price for the annual operations and maintenance services is set at the time we enter into the lease. The duration of our traditional leases ranges from 6 to 15 years.

Under a Bank Agreement, we are generally paid the full price of the Energy Servers as if sold as a purchase by the customer based on four milestones (on occasion negotiated with the customer, but in all cases equal to no less than 60% of the purchase price billed at the shipment milestone, described below). The four payment milestones are typically as follows: (i) 15% upon execution of the bank’s entry into the lease with a customer, (ii) 25% on the day that is 180 days prior to delivery of the Energy Servers, (iii) 40% upon shipment of the Energy Servers, and (iv) 20% upon acceptance of the Energy Servers. The bank receives title to the Energy

Servers upon installation at the customer site and the customer has risk of loss while the Energy Server is in operation on the customer’s site.

The Bank Agreement provides for the installation of the Energy Servers and includes a one-year warranty, which includes the performance guarantees described below, with the warranty offered on an annually renewing basis at the discretion of the customer. The customer must provide gas for the Energy Servers to operate.

Warranty Commitments. We typically provide (i) an “Output Warranty” to operate at or above a specified baseload output of the Energy Servers on a site, and (ii) an “Efficiency Warranty” to operate at or above a specified level of fuel efficiency. Both are measured on a monthly basis. Upon the applicable financing partner or its customer making a warranty claim for a failure of any of our warranty commitments, we are then obligated to repair or replace the Energy Server, or if a repair or replacement is not feasible, to pay the customer an amount approximately equal to the net book value of the Energy Server, after which the Bank Agreement would be terminated. As of March 31, 2018, we have incurred no obligations to make payments pursuant to these warranty commitments.

Performance Guarantees. Our performance guarantees are negotiated on a case-by-case basis for projects deployed through the traditional lease program, but we typically provide an Output Guaranty of 95% measured annually and an Efficiency Guaranty of 52% measured cumulatively from the date the applicable Energy Server(s) are commissioned. In each case, underperformance obligates us to make a payment to the applicable customer. As of March 31, 2018, the fleet of Energy Servers deployed pursuant to the traditional lease programs are performing at a lifetime average output of approximately 87% and a lifetime average efficiency of approximately 55%. As of March 31, 2018, our obligation to make payments for underperformance against the performance guarantees for traditional lease projects is capped at an aggregate total of approximately $5.8 million (including payments both for low output and for low efficiency). As of March 31, 2018, our aggregate remaining potential liability under this cap is approximately $5.5 million.

Remarketing at Termination of Lease. At the end of any customer lease in the event the customer does not renew or purchase the Energy Servers, we may remarket any such Energy Servers to a third party, and any proceeds of such sale would be allocated between us and the applicable financing partner as agreed between them at the time of such sale.

Managed Services

Under our managed services program, we initially enter into a master lease with the financing partner, which holds title to the Energy Server. Once a customer is identified, we enter into an additional operating lease with the financing partner and a service agreement with the customer. The duration of our managed services leases is currently 10 years. We begin to recognize revenue from the sale of the equipment to the financing partner once the Energy Server has been accepted by the customer. Under the master lease, we then make operating lease payments to the financing partner. Under the service agreement with the customer, there are two payment components: a monthly equipment fee calculated based on the size of the installation, which covers the amount of our lease payment, and a service payment based on the monthly output of electric power produced by the Energy Server.

Our warranty commitments under the managed services option are substantially similar to those applicable to the traditional lease program described above. Our managed services deployments do not typically include any performance guarantees above the warranty commitments, but the customer’s payment to us includes a payment that is proportionate to the output generated by the Energy Server(s) and our pricing assumes service revenues at the 95% output level. Therefore, our service revenues are lower if output is less than 95% (and higher if output exceeds 95%). As of March 31, 2018, the fleet of Energy Servers deployed pursuant to the managed services program are performing at a lifetime average output of approximately 94%.

Bloom Electrons Financing Program

In 2010, we began offering our Energy Servers through Bloom Electrons, our PPA financing program. This program is financed via special purpose investment entities (PPA entities), which typically are majority-owned by third-party investors and by us as a minority investor. The investors contribute cash to the PPA entity in exchange for equity interests, providing funding for the PPA entities to purchase the Energy Servers from us. As we identify end customers, the PPA entity enters into an agreement with the end customer pursuant to which the customer agrees to purchase the electric power generated by the Energy Server at a specified rate per kilowatt hour for a specified term, which can range from 10 to 21 years. Each PPA entity currently serves between one and nine customers. As with our purchase and leasing arrangements, the first year warranty and guarantees are included in the price of the product to the PPA entity. The PPA entity typically enters into an operations and maintenance services agreement with us following the first year of service to extend the warranty services and performance guarantees. This service agreement has a term coincident with the term of the applicable PPA project and paid for on an annual basis by the PPA entity. The aggregate amount of extended warranty services payments we expect to receive over the duration of the PPA projects is $456.4 million as of March 31, 2018.

The mix of orders between our Bloom Electrons financing program and other purchase options is generally driven by customer preference. While we cannot predict with certainty in any given period how customers will choose to finance their purchase, we have observed that, more recently, customers tend to choose a financing option that more closely mirrors the customers’ monthly payment stream for electricity. Power purchase agreements, including our Bloom Electrons financing program, provide for payment streams as monthly payments similar to those for grid electricity payments.

Product revenue associated with the sale of the Energy Servers under the PPAs that qualify as sales-type leases is recognized at the present value of the minimum lease payments, which approximate fair value, assuming all other conditions for revenue recognition noted above have also been met. Customer purchases financed by PPA entities since 2014 have been accounted for as operating leases and the related revenue under those agreements have been recognized as electricity revenue as the electricity is produced and paid for by the customer. Under each PPA arrangement, while the end customer pays the PPA entity over the life of the contract for the electricity consumed, the timing of cash receipts to us is similar to that of an end-user directly purchasing an Energy Server from us.

Under our PPA financing arrangements, we and our PPA tax equity investors contribute funds into a limited liability company, which is treated as a partnership for U.S. federal income tax purposes, and which owns the operating entity that acquires Energy Servers. This operating entity then contracts with us to operate and service the Energy Servers. The operating entity sells the electricity produced to the end customers under power purchase agreements, or PPAs. Any debt incurred by the PPA entities is non-recourse to us. Cash generated by the electricity sales, as well as from any applicable government incentive programs, is used to pay operating expenses of the operating entity (including the operations and maintenance services we provide) and to service the non-recourse debt, with the remaining cash flows distributed to the PPA investors based on the cash distribution allocations agreed between us and the tax equity investors. For further information, see Note 14, Power Purchase Agreement Programs, to our consolidated financial statements included in this prospectus. The PPA tax equity investors receive substantially all of the value attributable to the long-term recurring customer lease payments, investment tax credits, accelerated tax depreciation and, in some cases, other incentives until the PPA tax equity investors receive their contractual rate of return. In some cases, after the PPA tax equity investors receive their contractual rate of return, we expect to receive substantially all of the remaining value attributable to the long-term recurring customer payments and the other incentives. As of March 31, 2018, none of our customers under our PPAs have defaulted on their payment obligations.

We currently operate five distinct PPA entities. Three of these PPA entities (PPA II, PPA IIIa and PPA IIIb) are flip structures and the remaining two (PPA IV and PPA V) are strategic long-term partnerships with the tax equity investor that do not flip during the term of the PPA arrangements. Of the three PPA entity flip structures, PPA II is based on the tax equity investor reaching an agreed upon internal rate of return (IRR) and PPA IIIa and PPA IIIb are based on the flip occurring at a fixed date in the future.

Since we elected to decommission PPA I and purchased the tax equity investor’s interest for $25.0 million in convertible debt, we will receive 100% of any remaining cash flows from PPA I. Prior to the decommissioning, we received cash flows from PPA I totaling $393.6 million related to the purchase of Energy Servers, distributions of incentive receipts, annual maintenance payments and monthly administrative services payments. Since the decommissioning through March 31, 2018, we have received $12.7 million from PPA I related to customer electricity billings. With respect to PPA II, we estimate that the tax equity investor will need to receive additional cash distributions of approximately $101.0 million to reach its target IRR at which point we will receive substantially all of the remaining value attributable to the long-term customer payments and other incentives. To achieve these cash distributions and the contractual internal rate of return to trigger the ownership flip, PPA II will need to generate additional aggregate revenue of approximately $393.3 million. Our PPA II contracts do not specify the date on which the flip is projected to occur; rather, the PPA II contracts set forth the conditions that will trigger the flip and define the parties’ respective rights and obligations before and after the occurrence of the flip. Based on the current contractual terms, we estimate that PPA II will flip on approximately June 30, 2028, assuming prior termination does not occur.

For PPA IIIa and PPA IIIb, the tax equity investors receive preferred distributions of 2% of their total cash investment through the flip date, a fixed date in the future, and are not dependent on additional earned amounts. In PPA IIIa and IIIb, the flip dates are January 1, 2020 and January 1, 2021, respectively, and the remaining preferred distributions to be paid through the flip dates are $1.5 million and $1.2 million, respectively. We will receive substantially all of the remaining income (loss), tax and tax allocations attributable to the long-term customer payments and other incentives after each flip date.

After the occurrence of the flip date for PPA II, PPA IIIa and PPA IIIb, we do not anticipate subsequent distributions to us from the PPA entities to be material enough to support our ongoing cash needs, and therefore we will still need to generate significant cash from product sales.

The Energy Servers purchased by the PPA entities are recorded as property, plant and equipment and included within our consolidated balance sheets. We then reduce these assets by the amounts received by the investors from U.S. Treasury grants and the associated incentive rebates. In turn, we recognize the incentive rebates and subsequent customer payments as electricity revenue over the customer lease term and amortize U.S. Treasury grants as a reduction to depreciation of the associated Energy Servers over the term of the PPA. Since our inception, government incentives have accounted for approximately 13% of the expected total cash flows for all PPA entities. As of March 31, 2018, our PPA entities had received a total of $282.2 million in government grants and rebates.

We have determined that we are the primary beneficiary in these investment entities. Accordingly, we consolidate 100% of the assets, liabilities and operating results of these entities, including the Energy Servers and lease income, in our consolidated financial statements. We recognize the investors’ share of the net assets of the investment entities as noncontrolling interests in subsidiaries in our consolidated balance sheet. We recognize the amounts that are contractually payable to these investors in each period as distributions to noncontrolling interests in our consolidated statements of convertible redeemable preferred stock and equity. Our consolidated statements of cash flows reflect cash received from these investors as proceeds from investments by noncontrolling interests in subsidiaries. Our consolidated statements of cash flows also reflect cash paid to these investors as distributions paid to noncontrolling interests in subsidiaries. We reflect any unpaid distributions to these investors as distributions payable to noncontrolling interests in subsidiaries on our consolidated balance sheets.

All five PPA entities have utilized their entire available financing capacity and completed their purchases of Energy Servers as of March 31, 2018.

Through our Bloom Electrons financing program, a total of approximately $1.1 billion in financing has been funded through March 31, 2018, including approximately $609.2 million in equity investments and an additional $448.7 million in non-recourse debt to support an aggregate deployment of approximately 106.8 megawatts of Energy Servers as of March 31, 2018. Investors in our PPA entities include banks and other large companies such as Credit Suisse, Exelon Generation Company, Intel Corporation and U.S. Bancorp. In the future, in addition to or in lieu of arranging customer financing through PPA entities, we may use debt, equity or other financing strategies to fund our operations.

We view our obligations under Bloom Electrons in four categories: first, our obligations to the relevant PPA entity formed to own the Energy Servers and sell electricity generated by such Energy Servers to the end-

customers; second, the Project Company’s obligations to the lenders of such Project Company, if any; third, our obligations to the PPA tax equity investors in the applicable project; and fourth, to the end-customers. We discuss these obligations in further detail below.

Obligations to PPA Entities

In each PPA project, we and the applicable PPA entity enter into two primary contracts: first, a contract for the purchase, sale, installation, operation and maintenance of the Energy Servers to be employed in such PPA project (the O&M Agreement), and second, a contract whereby we are engaged to perform administrative functions for the PPA project during the term of the PPA project (the Administrative Services Agreement, or ASA). The O&M Agreement and the ASA each have a term coincident with the term of the applicable PPA project. The aggregate amount of extended warranty services payments we expect to receive under the O&M Agreement over the remaining term of the PPA projects was $456.4 million as of March 31, 2018. The aggregate amount of ASA payments we expect to receive over the remaining term of the PPA projects is $34.5 million as of March 31, 2018.

Our obligations to the PPA entity pursuant to the O&M Agreement include: (i) designing, manufacturing, and installing the Energy Servers, and selling such Energy Servers to the PPA entity, (ii) obtaining all necessary permits and other governmental approvals necessary for the installation and operation of the Energy Servers, and maintaining such permits and approvals throughout the term of the O&M Agreement, (iii) operating and maintaining the Energy Servers in compliance with all applicable laws, permits and regulations, (iv) satisfying the efficiency and output obligations set forth in such O&M Agreement (Performance Warranties), and (v) complying with any specific requirements contained in the offtake agreements with individual end-customers. The O&M Agreement obligates us to repurchase the Energy Servers in the event the Energy Servers fail to comply with the Performance Warranties and we fail to remedy such failure after a cure period, or in the event that an offtake agreement terminates as a result of any failure by us to comply with the requirements contained therein. In some cases, we have also agreed to pay liquidated damages to the PPA entity in the event of delays in the manufacture and installation of Energy Servers. Both the upfront purchase price for the Energy Servers and the ongoing fees for our operations and maintenance are paid on a fixed dollar per kilowatt ($/kW) basis.

The O&M Agreements for each PPA entity generally provide for the following Performance Warranties and indemnity obligations:

Efficiency Warranty and Efficiency Guaranty. We warrant to the applicable PPA entity that the Energy Servers sold to such entity will operate at an average efficiency level specified in the O&M Agreement, calculated either cumulatively from the commercial operations date of each Energy Server or during each calendar month. We are obligated to repair or replace Energy Servers that are unable to satisfy the Efficiency Warranty, or if a repair or replacement is not feasible, to repurchase such Energy Servers at a price specified in the applicable O&M Agreement. In the case of PPA II, if the aggregate average efficiency falls below the specified threshold, we are also obligated to make a payment to the PPA entity equal to the increased expense resulting from such efficiency shortfall, subject to a cap on aggregate payments equivalent to the purchase price of all Energy Servers in the PPA II portfolio. During the period from September 2010 to March 31, 2018, no Energy Servers have been repurchased pursuant to any Efficiency Warranty and no payments have been made pursuant to the Efficiency Guarantees.

One-Month Output Warranty. In the case of PPA II, we also warrant that the PPA II portfolio of Energy Servers will generate a minimum amount of electricity in each calendar month, and we are obligated to repair or replace Energy Servers that fail to satisfy this warranty. If we determine that a repair or replacement is not feasible, we are obligated to repurchase such Energy Servers at the original purchase price. During the period from September 2010 to March 31, 2018, no Energy Servers have been repurchased and no payments have been made pursuant to a One-Month Output Warranty.

Quarterly Output Warranty. In the case of PPA IIIa, we also warrant that each of the applicable Energy Servers will generate a minimum amount of electricity in each calendar quarter, and we are obligated to repair or replace Energy Servers that fail to satisfy this warranty. If we determine that a repair or replacement is not feasible, we are obligated to repurchase such Energy Servers at the original purchase price, subject to adjustment for depreciation. In addition, we are obligated to make a payment to the PPA IIIa entity to make the PPA IIIa entity whole for lost revenues resulting from the shortfall below the warranted level, subject to a cap on payments equal to ten percent (10%) of the purchase price of the Energy Servers in the PPA IIIa portfolio. If we fail to make any such warranty payments if and when due, then the applicable PPA entity may elect to require us to repurchase Energy Servers that fail such warranty at the original purchase price, subject to adjustment for depreciation. During the period from September 2010 to March 31, 2018, no Energy Servers have been repurchased pursuant to the Quarterly Output Warranty, and we have made payments in the aggregate amount of $0.2 million pursuant to the Quarterly Output Warranty.

Quarterly Output Guaranty. In the cases of PPA IIIb, PPA IV and PPA V, we also guarantee to the applicable PPA entity that the applicable PPA portfolio of Energy Servers will generate a minimum amount of electricity in each calendar quarter. In the event the applicable portfolio fails to satisfy this Output Guaranty, we are obligated to make a payment to the applicable PPA entity to make the PPA entity whole for lost revenues resulting from the shortfall below the guaranteed level, and such liability is uncapped. If we fail to make any such Output Guaranty payments if and when due, then the applicable PPA entity may elect to require us to repurchase Energy Servers that fail such guaranty, at a price specified in the applicable O&M Agreement and pursue other damages. During the period from September 2010 to March 31, 2018, no Energy Servers have been repurchased pursuant to a Quarterly Output Guaranty, and we have made no payments pursuant to any Quarterly Output Guaranty.

Annual Output Guaranty. We also guarantee to the applicable PPA entity that the applicable PPA portfolio of Energy Servers will generate a minimum amount of electricity in each calendar year. In the event that such portfolio fails to satisfy this Output Guaranty, we are obligated to make a payment to the applicable PPA entity to make the PPA entity whole for lost revenues resulting from the shortfall below the warranted level, subject to a liability cap equal to a portion of the purchase price of the applicable portfolio. During the period from September 2010 to March 31, 2018, we have made payments in the aggregate amount of $23.5 million pursuant to these Output Guarantees. These payments were primarily as a result of performance issues in our early generation systems deployed in our first three PPA entities (PPA I, PPA II & PPA IIIa). Of the aggregate amount of $23.5 million paid, $0.9 million was paid in the three months ended March 31, 2018, $3.7 million was paid in 2017, $4.8 million was paid in 2016, and $14.1 million was paid prior to 2016.

Indemnification of Performance Warranty Expenses under Offtake Agreements. In the cases of PPA IIIa, PPA IIIb, PPA IV and PPA V, we also have agreed to indemnify the applicable PPA entity for any expenses it incurs to any of its customers resulting from failures of the applicable PPA portfolio of Energy Servers to satisfy any of the efficiency, output or other performance commitments in the applicable offtake agreements. In addition, in the event that an offtake agreement is terminated by a customer as to any Energy Servers as a result of a default by us under the O&M Agreement, we are obligated to repurchase such Energy Server from the applicable PPA entity for a repurchase price specified in the applicable O&M Agreement. During the period from September 2010 to March 31, 2018, we have incurred no obligations for payments pursuant to these provisions under any of our PPA arrangements.

Our obligations pursuant to the ASA include performing a variety of administrative and management services necessary to conduct the business of the PPA project. These duties include: (i) invoicing and collecting amounts due from the end-customers, (ii) engaging, supervising and monitoring any third-party service providers required for the operation of the project, (iii) paying, on behalf of the PPA entity and with the PPA entity’s available funds, any amounts owed, including debt service payments on the debt incurred by the PPA entity (Project Debt), if applicable, (iv) maintaining books and records and preparing financial statements, (v) representing the PPA entity in any administrative or other public proceedings, (vi) preparing annual budgets and other reports and deliverables owed by the PPA entity under the Project Debt agreements, if applicable, and (vii) generally performing all other administrative tasks required in relation to the PPA project. We receive an annual administration fee for its services, calculated on a fixed dollar per kilowatt ($/kW) basis.

Obligations to Lenders

Each of the PPA projects (other than the PPA I project) has incurred debt in order to finance the acquisition of Energy Servers. The lenders for these projects are a combination of banks and/or institutional investors.

In each case, the Project Debt incurred by the applicable PPA entity is secured by all of the assets comprising the project (primarily comprised of the Energy Servers owned by the PPA entity and a collateral assignment of each of the contracts to which such PPA entity is a party, including the O&M Agreement entered into with us and the offtake agreements entered into with PPA entity’s customers), and is senior to all other debt obligations of the PPA entity. As further collateral, the lenders receive a security interest in 100% of the membership interest of the PPA entity. However, as is typical in structured finance transactions of this nature, although the Project Debt is secured by all of the PPA entity’s assets, the lenders have no recourse to us or to any of the other tax equity investors in the project.

The applicable PPA entity is obligated to make quarterly principal and interest payments according to an amortization schedule agreed between us, the tax equity investors and the lenders. The debt is either a “term loan”, where the final maturity date coincides with the expiration of the offtake agreements included in the project, or a “mini-perm loan,” where the final maturity date occurs at some point prior to such expiration; in the case of these “mini-perm loans”, we expect to be able to refinance these loans on or prior to their maturity date by procuring debt from other sources and using the proceeds of such new debt to repay the existing loans.

The Project Debt documentation also includes provisions that implement a customary “payment waterfall” that dictates the priority in which the PPA entity will use its available funds to satisfy its payment obligations to us, the lenders, the tax equity investors and other third parties. These provisions generally provide that all revenues from the sale of electricity under the applicable offtake agreements and any other cash proceeds received by the PPA entity are deposited into a “revenue account”, and those funds are then distributed in the following order: first, to pay for ongoing project expenses, including amounts due to us under the O&M Agreement and the ASA, taxes, insurance premiums, and any legal, accounting and other third party service provider costs; second, to pay any fees due to collateral agents and depositary agents, if any; third, to pay interest then due on the loans; fourth, to pay principal then due on the loans; fifth, to fund any reserve accounts to the extent not fully funded; and finally, any remaining cash (Distributable Cash) may be distributed to us and the tax equity investors in the project, subject to the satisfaction of any conditions to distributions agreed with the applicable lenders, such as a minimum debt service coverage ratios, absence of defaults, and similar requirements. Additional information regarding the Project Debt for each individual PPA Project is set forth in the Liquidity and Capital Resources section below. In addition, the “Distribution Conditions” are negotiated individually for each PPA Project, but in each case include (i) absence of defaults, and (ii) satisfaction of minimum debt service coverage ratios. In the event that there is Distributable Cash remaining after the payment of all higher-priority payment obligations but the applicable Distribution Conditions are not satisfied, the applicable funds are deposited into a “Distribution Suspense Account” and remain in such account until the Distribution Conditions are subsequently satisfied. In the event that any funds have been on deposit in the Distribution Suspense Account for four (4) consecutive calendar quarters, the applicable Project Company is obligated to use such “Trapped Cash” to prepay the Project Debt.

In connection with the PPA IIIb, PPA IV and PPA V projects, we procured a Fuel Cell Energy Production Insurance Policy on behalf of the applicable PPA entity and the lenders (Production Insurance). The Production Insurance policies are intended to mitigate the risk of our failure or inability to operate and maintain the applicable portfolio of Energy Servers in accordance with the requirements of the O&M Agreement, and provides for debt service payment on the Project Debt in the event that the PPA entity’s revenues are insufficient to make such payments due to a shortfall in the electricity generated by the Energy Servers. To date, no claims have been made under any of the Production Insurance policies.

For additional information regarding Project Debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Credit Facilities—PPA Entities’ Indebtedness”.

Obligations to Investors

Each of our PPA projects has involved an investment by one or more tax equity investors, who contribute funds to the applicable PPA entity in exchange for equity interests entitling such investors to distributions of the cash and any tax credits and other tax benefits generated by the project. In each of the PPA projects, we (via a wholly-owned subsidiary) and one or more additional tax equity investors form a jointly-owned special purpose entity (each, a Holding Company), which entity in turn owns 100% of the membership interests of the applicable PPA entity. Our obligations to the other equity investors are set forth in the Holding Company limited liability company operating agreement (the Operating Agreement). We act as the managing member of each Holding Company, managing its day-to-day affairs subject to consent rights of the tax equity investors with respect to decisions agreed between us and such investors in the Operating Agreement.

As members of a Holding Company, we and the applicable tax equity investors are entitled to (i) allocations of items of income, loss, gain, deduction and credit (Tax Items) including, where applicable, the 30% investment tax credit under Section 48 of the Internal Revenue Code, and (ii) distributions of any cash held by such Holding Company in excess of amounts necessary for the ongoing operation of such Holding Company, including any Distributable Cash received from the applicable PPA entity. The members’ respective allocations of Tax Items and cash distributions are negotiated on a project-by-project basis between us and the tax equity investors in each PPA project. Distributions are made to investors (including us) on a quarterly basis in connection with PPA II, PPA IV and PPA V, and on a semi-annual basis in PPA IIIa and PPA IIIb.

In the event of a bankruptcy of a PPA entity, the assets of such PPA would be liquidated, likely at the direction of the bankruptcy trustee, if one was appointed, or according to the direction of the applicable lenders to such PPA entity. In the event of a bankruptcy or liquidation, assets would first be liquidated to repay the applicable project’s debt. If any cash remained following the repayment of debt, such cash would be distributed among us and the other equity investor(s) in the project in accordance with the applicable LLC agreement for the joint investment entity. As a general matter, cash is first applied to the payment of owed but unpaid preferred distributions to the equity investor(s) other than us, if any, with any remaining assets split between us and such equity investor(s) in accordance with the sharing percentages of distributions as set forth in the applicable LLC agreement.

The PPA projects do not permit for voluntary early termination of the arrangements by us or the applicable tax equity investors. The tax equity investors in the projects may not withdraw from the applicable PPA entity, except in connection with a permitted transfer or sale of such member’s assets in compliance with any restrictions on transfer set forth in the limited liability company agreement applicable to such project.

The following sets forth a project-by-project summary of obligations that are unique to individual projects:

PPA II. Diamond State Generation Partners, LLC (PPA Company II) is a wholly-owned subsidiary of Diamond State Generation Holdings, LLC (PPA II HoldCo), which is jointly-owned by us and a tax equity investor. As of March 31, 2018, we owned 100% of the Class A Membership Interests of PPA II HoldCo, and the tax equity investor owned 100% of the Class B Membership Interests of PPA II HoldCo. We (through our wholly-owned subsidiary Clean Technologies II, LLC), act as the managing member of PPA II HoldCo.

The economic benefits of the PPA II project are allocated between us and the tax equity investor as follows:

•	Other than Tax Items relating to the proceeds of any cash grant under Section 1603 of the American Recovery and Reinvestment Tax Act of 2009 (Cash Grant), Tax Items are allocated (i) 99% to the tax equity investor and 1% to us until the last date of the calendar month in which the tax equity investor has achieved an internal rate of return equal to the “Target IRR” specified in the PPA II HoldCo operating agreement (Flip Date), and (ii) following the Flip Date, 5% to the tax equity investor and 95% to us.

•	All Tax Items relating to the Cash Grant are allocated 99% to the tax equity investor and 1% to us.

•	All cash proceeds of the Cash Grant are distributed 99% to the tax equity investor and 1% to us.

•	All other cash available for distribution is distributed (i) 99% to the tax equity investor and 1% to us until the Flip Date, and (ii) following the Flip Date, 5% to the tax equity investor and 95% to us.

Pursuant to the PPA II HoldCo LLC agreement, we have the option, exercisable at our sole discretion, to purchase all of the tax equity investor’s membership interests in PPA II HoldCo on the eleventh anniversary of the date of the initial equity investment of the PPA II project by the tax equity investor, which will occur in June, 2023. If we were to exercise this purchase option, we would thereafter be entitled to all subsequent cash, income (loss), tax and tax allocations generated by the PPA II Project (net of payments to the PPA II lenders under the PPA II Credit Agreement) and the purchase price for the tax equity investor’s membership interests would be equal to the greater of (i) the fair market value of such equity interests at such time, or (ii) the amount that would cause the tax equity investor to realize an internal rate of return stated in the PPA II HoldCo LLC agreement. The cash consideration required to generate the required internal rate of return for the tax equity investor pursuant to this purchase option will vary based on the distributions generated by the PPA II Project thru June, 2023, and may range between approximately $71.1 million and $109.9 million. We have agreed to indemnify the tax equity investor in PPA II HoldCo from any liability related to recapture of the Cash Grant, except to the extent such recapture results from (i) a breach of applicable representations and covenants of the tax equity investor, or (ii) a prohibited transfer of the tax equity investor’s membership interests in PPA II HoldCo.

The PPA II project includes an annual Output Guaranty of 95% and a cumulative Efficiency Guaranty of 50%. In each case, underperformance obligates us to make a payment to PPA Company II. As of March 31, 2018, the PPA II project is operating at an average output of approximately 86% for calendar year 2018, and a lifetime average efficiency of approximately 51%. Our obligation to make payments for underperformance of the PPA II project is capped at an aggregate total of approximately $13.9 million under the Output Guaranty and approximately $263.6 million under the Efficiency Guaranty. As of March 31, 2018, we have no remaining liability under the Output Guaranty, and our remaining potential liability under the Efficiency Guaranty cap is approximately $263.6 million.

Obligations Under the PPA II Tariff Agreement

PPA Company II is required to declare a “Forced Outage Event” if permitted under the PPA II tariff agreement in the event that (i) the Company has reached its cap on performance warranty payments under the O&M Agreement, such that PPA Company II is not eligible for further warranty payments under such O&M Agreement, (ii) the project’s lifetime efficiency falls below the level warranted in the O&M Agreement and the Company has not reimbursed PPA Company II for the resulting excess costs of procuring natural gas resulting from such shortfall, (iii) the Energy Servers have failed to generate electricity at an average above a minimum threshold specified in the PPA II Credit Agreement (i.e., 85% of the project’s nameplate capacity during any calendar month) or (iv) the Company has suffered a bankruptcy event or the Company ceases to carry on its business. As of March 31, 2018, no “Forced Outage Event” had been declared. The PPA II project’s average output for March 2018 equaled 85.8% of the project’s nameplate capacity.

In addition, in the event that PPA Company II claims that a “Forced Outage Event” has occurred under the PPA II tariff, PPA Company II is obligated to purchase and deliver replacement RECs in an amount equal to the number of megawatt hours for which it receives compensation under the ‘forced outage’ provisions of the tariff, but only if such replacement RECs are available in sufficient quantities and can be purchased for less than $45 per REC. A “Forced Outage Event” is defined under the PPA II tariff agreement as the inability of PPA II to obtain a replacement component part or a service necessary for the operation of the Energy Servers at their nameplate capacity. The PPA II tariff agreement provides for payments to PPA Company II in the event of a Forced Outage Event lasting in excess of 90 days. For the first 90 days following the occurrence of a Forced Outage Event, no payments are made under this provision of the tariff. Thereafter, PPA Company II is entitled to payments equal to 70% of the payments that would have been made under the tariff but for the occurrence of the Forced Outage Event—that is, the “Forced Outage Event” provision of the PPA II tariff agreement provides for payments to PPA Company II under the tariff equal to the amount that would be paid were PPA Company II’s Energy Servers operating at 70% of their nameplate capacity, irrespective of actual output. The PPA II tariff agreement also provides that the “Forced Outage Event” protections afforded thereunder shall automatically terminate in the event that we obtain an investment grade rating. In addition, in the event we obtain an investment grade rating, we are required to offer to repurchase the Notes from each individual noteholder unless we provide a guarantee of the debt obligations of the PPA Company II.

The tax equity investor in PPA II HoldCo has the option, exercisable on March 16, 2022, to sell 100% of its equity interests in the project to us for a sale price equal to the then-applicable fair market value of such equity interests. We guarantee the obligations of Clean Technologies II to make the payment of such purchase price in the event the tax equity investor exercises such option.

PPA IIIa. 2012 ESA Project Company, LLC (PPA Company IIIa) is a wholly-owned subsidiary of 2012 V PPA Holdco, LLC (PPA IIIa HoldCo), which is jointly-owned by us and a tax equity investor. As of March 31, 2018, we owned 100% of the Class B Membership Interests of PPA IIIa HoldCo, and the tax equity investor owned 100% of the Class A Membership Interests of PPA IIIa HoldCo. We (through our wholly-owned subsidiary Clean Technologies III, LLC), act as the managing member of PPA IIIa HoldCo.

The economic benefits of the PPA IIIa project are allocated between us and the tax equity investor as follows:

•	Tax Items (including the ITC) are allocated (i) 99% to the tax equity investor and 1% to us.

•	Cash available for distribution is distributed (i) until January 1, 2020, first, to the tax equity investor, a payment equal to 2% of the investor’s investment on an annual basis, and next, all remaining amounts are distributed to us; and (ii) from and after January 1, 2020, first, to the tax equity investor, a payment equal to 2% of the investor’s investment on an annual basis, and next, all remaining amounts are distributed 95.05% to us and 4.95% to the tax equity investor.

Pursuant to the PPA IIIa HoldCo LLC agreement, we have the option, exercisable at our sole discretion, to purchase all of the tax equity investor’s membership interests in PPA IIIa HoldCo, exercisable within six months following either January 1, 2020 or January 1, 2025. If we were to exercise this purchase option, we would thereafter be entitled to all subsequent cash, income (loss), tax and tax allocations generated by the PPA IIIa Project (net of payments to the PPA IIIa lenders under the PPA IIIa Credit Agreement) and the purchase price for the tax equity investor’s membership interests would be equal to the greater of (i) the fair market value of such equity interests at such time, or (ii) the sum of (x) any unpaid amounts owed to the tax equity investor pursuant to its entitlement to cash distributions equal to 2% of its investment (as described above), plus (y) approximately $2.1 million. The PPA IIIa project includes (i) an Output Guaranty of 95% measured annually, (ii) an Output Warranty of 80% measured quarterly, (iii) an Efficiency Warranty of 45% measured monthly, and (iv) an indemnity of any payments made by PPA Company IIIa regarding failure of the Energy Servers to perform in accordance with the applicable offtake agreements, which generally provide for an Efficiency Guaranty of 52% measured cumulatively over the life of the project. In the case of underperformance with respect to the Output Warranty and/or the Output Guaranty, we are obligated to make a payment to PPA Company IIIa; additionally, in the case of underperformance against the Output Warranty, we are obligated to repair or replace the applicable Energy Servers. In the case of underperformance with respect to the Efficiency Warranty, we are obligated to repair or replace the applicable Energy Servers, and we are obligated to reimburse PPA Company IIIa for any payments owed to the applicable PPA customer(s). As of March 31, 2018, the PPA IIIa project is operating at an average output of approximately 85% for calendar year 2018, an average output of approximately 85% for the three months ended March 31, 2018, and a lifetime average efficiency of approximately 52%. Our obligation to make payments for underperformance of the PPA IIIa project is capped at an aggregate total of approximately $5.0 million under the annual Output Guaranty, approximately $10.0 million under the quarterly Output Warranty, and approximately $675,000 under the Efficiency Guarantees in the applicable offtake agreements. As of March 31, 2018, our aggregate remaining potential liability under these caps is approximately $2.4 million under the annual Output Guaranty, approximately $9.8 million under the quarterly Output Warranty, and approximately $675,000 under the Efficiency Guarantees.

We have agreed to indemnify the tax equity investor in PPA IIIa HoldCo from any liability related to recapture of the ITC except to the extent such recapture results from (i) a transfer of the tax equity investor’s membership interest in the project, (ii) a change in the federal income tax classification of the tax equity investor or its owners, (iii) a change in federal income tax law or (iv) adverse findings regarding the tax classification of the project.

The tax equity investor has the option, exercisable for a six month period commencing January 1, 2021, to withdraw from PPA IIIa HoldCo by notice to us. Notwithstanding the allocations of cash available for distribution set forth above, in the event that the tax equity investor exercises this withdrawal option, such investor shall receive 99% of the cash available for distribution until it has received the fair market value of its Class A Membership Interests in PPA IIIa HoldCo at such time, but in any event no more than approximately $2.0 million.

PPA IIIb. 2013B ESA Project Company, LLC (PPA Company IIIb) is a wholly-owned subsidiary of 2013B ESA Holdco, LLC (PPA IIIb HoldCo), which is jointly-owned by us and a tax equity investor. As of March 31, 2018, we owned 100% of the Class B Membership Interests of PPA IIIb HoldCo, and the tax equity investor owned 100% of the Class A Membership Interests of PPA IIIb HoldCo. We (through our wholly-owned subsidiary Clean Technologies 2013B, LLC), act as the managing member of PPA IIIb HoldCo.

The economic benefits of the PPA IIIb project are allocated between us and the tax equity investor as follows:

•	Tax Items (including the ITC) are allocated 99% to the tax equity investor and 1% to us.

•	Cash available for distribution is distributed (i) until January 1, 2021, first, to the tax equity investor, a payment equal to 2% of the investor’s investment on an annual basis, and next, all remaining amounts are distributed to us; and (ii) from and after January 1, 2021, first, to the tax equity investor, a payment equal to 2% of the investor’s investment on an annual basis, and next, all remaining amounts are distributed 95.05% to us and 4.95% to the investor.

Pursuant to the PPA IIIb HoldCo LLC agreement, we have the option, exercisable at our sole discretion, to purchase all of the tax equity investor’s membership interests in PPA IIIb HoldCo, exercisable within six months following either January 1, 2021 or January 1, 2026. If we were to exercise this purchase option, we would thereafter be entitled to all subsequent cash, income (loss), tax and tax allocations generated by the PPA IIIb Project (net of payments to the PPA IIIb lenders under the PPA IIIb Credit Agreement) and the purchase price for the tax equity investor’s membership interests would be equal to the greater of (i) the fair market value of such equity interests at such time, or (ii) the sum of (x) any unpaid amounts owed to the tax equity investor pursuant to its entitlement to cash distributions equal to 2% of its investment (as described above), plus (y) approximately $0.7 million. The PPA IIIb project includes (i) an Output Guaranty of 95% measured annually, (ii) an Output Guaranty of 80% measured quarterly, (iii) an Efficiency Warranty of 45% measured monthly, and (iv) an indemnity of any payments made by PPA Company IIIb regarding failure of the Energy Servers to perform in accordance with the applicable offtake agreements, which generally provide for an Efficiency Guaranty of 52% measured cumulatively over the life of the project. In the case of underperformance with respect to either Output Guaranty, we are obligated to make a payment to PPA Company IIIb. In the case of underperformance with respect to the Efficiency Warranty, we are obligated to repair or replace the applicable Energy Servers, and we are obligated to reimburse PPA Company IIIb for any payments owed to the applicable PPA customer(s). As of March 31, 2018, the PPA IIIb project is operating at an average output of approximately 90% for the period ending March 31, 2018, an average output of approximately 90% for the three months ended March 31, 2018, and a lifetime average efficiency of approximately 53%. Our obligation to make payments for underperformance of the PPA IIIb project is capped at an aggregate total of approximately $2.7 million under the annual Output Guaranty, is uncapped under the quarterly Output Guaranty, and is capped at an aggregate total of approximately $1.0 million under the Efficiency Guarantees in the applicable offtake agreements. As of March 31, 2018, our aggregate remaining potential liability under these caps is approximately $2.6 million under the annual Output Guaranty and is approximately $1.0 million under the Efficiency Guarantees.

We have agreed to indemnify the tax equity investor in PPA IIIa HoldCo from any liability related to recapture of the ITC except to the extent such recapture results from (i) a transfer of the tax equity investor’s membership interest in the project, (ii) a change in the federal income tax classification of the tax equity investor or its owners, (iii) a change in federal income tax law or (iv) adverse findings regarding the tax classification of the project.

The tax equity investor has the option, exercisable for a 6-month period commencing January 1, 2022, to withdraw from PPA IIIa HoldCo by notice to us. Notwithstanding the allocations of cash available for distribution set forth above, in the event that the tax equity investor exercises this withdrawal option, the investor shall receive 99% of the cash available for distribution until it has received the fair market value of its Class A Membership Interests in PPA IIIa HoldCo at such time, but in any event no more than approximately $1.2 million.

PPA IV. 2014 ESA Project Company, LLC (PPA Company IV) is a wholly-owned subsidiary of 2014 ESA Holdco, LLC (PPA IV HoldCo), which is jointly-owned by us and a tax equity investor. As of March 31, 2018, we owned 100% of the Class B Membership Interests of PPA IV HoldCo, and the tax equity investor owned 100% of the Class A Membership Interests of PPA IV HoldCo. We (through our wholly-owned subsidiary Clean Technologies 2014, LLC), act as the managing member of PPA IV HoldCo.

The economic benefits of the PPA IV project are allocated between us and the tax equity investor as follows:

•	Tax Items (including the ITC) are allocated 90% to the tax equity investor and 10% to us.

•	Cash available for distribution is distributed 90% to the tax equity investor and 10% to us.

The PPA IV project includes (i) an Output Guaranty of 95% measured annually, (ii) an Output Guaranty of 80% measured quarterly, (iii) an Efficiency Warranty of 45% measured monthly, and (iv) an indemnity of any payments made by PPA Company IV regarding failure of the Energy Servers to perform in accordance with the applicable offtake agreements, which generally provide for an Efficiency Guaranty of 52% measured cumulatively over the life of the project. In the case of underperformance with respect to either Output Guaranty, we are obligated to make a payment to PPA Company IV. In the case of underperformance with respect to the Efficiency Warranty, we are obligated to repair or replace the applicable Energy Servers, and we are obligated to reimburse PPA Company IV for any payments owed to the applicable PPA customer(s). The offtake agreements generally provide for an Efficiency Guaranty of 52% measured cumulatively over the life of the project. As of March 31, 2018, the PPA IV project is operating at an average output of approximately 89% for calendar year 2018, and a lifetime average efficiency of approximately 55%. Our obligation to make payments for underperformance of the PPA IV project is capped at an aggregate total of approximately $7.2 million under the annual Output Guaranty, is uncapped under the quarterly Output Guaranty, and is capped at approximately $3.6 million under the Efficiency Guarantees in the applicable offtake agreements. As of March 31, 2018, our aggregate remaining potential liability under these caps is approximately $6.7 million under the annual Output Guaranty, and approximately $3.6 million under the Efficiency Guarantees.

We have agreed to indemnify the tax equity investor in PPA IV HoldCo from any liability related to recapture of the ITC that results from a breach of our representations, warranties and covenants to the tax equity investor set forth in the transaction documents associated with the PPA IV project.

PPA V. 2015 ESA Project Company, LLC (PPA Company V) is a wholly-owned subsidiary of 2015 ESA HoldCo, LLC (PPA V HoldCo). PPA V HoldCo is jointly-owned by us and 2015 ESA Investco, LLC (PPA V InvestCo), which is itself a jointly-owned subsidiary of two tax equity investors. As of March 31, 2018, we owned 100% of the Class B Membership Interests of PPA V HoldCo, and PPA V InvestCo owned 100% of the Class A Membership Interests of PPA V HoldCo. We (through our wholly-owned subsidiary Clean Technologies 2015, LLC), act as the managing member of PPA V HoldCo.

The economic benefits of the PPA V project are allocated between us and PPA V InvestCo as follows:

•	Tax Items (including the ITC) are allocated 90% to PPA V InvestCo and 10% to us.

•	Cash available for distribution is distributed 90% to PPA V InvestCo and 10% to us.

The PPA V project includes (i) an Output Guaranty of 95% measured annually, (ii) an Output Guaranty of 80% measured quarterly, (iii) an Efficiency Warranty of 45% measured monthly, and (iv) an indemnity of any payments made by PPA Company V regarding failure of the Energy Servers to perform in accordance with the applicable offtake agreements, which generally provide for an Efficiency Guaranty of 52% measured cumulatively over the life of the project. In the case of underperformance with respect to either Output Guaranty, we are obligated to make a payment to PPA Company V. In the case of underperformance with respect to the Efficiency Warranty, we are obligated to repair or replace the applicable Energy Servers, and we are obligated to reimburse PPA Company V for any payments owed to the applicable PPA customer(s). The offtake agreements generally provide for an Efficiency Guaranty of 52% measured cumulatively over the life of the project. As of March 31, 2018, the PPA V project is operating at an average output of approximately 93% for calendar year 2018, and a lifetime average efficiency of approximately 57%. Our obligation to make payments for underperformance of the PPA V project is capped at an aggregate total of approximately $13.9 million under the annual Output Guaranty, is uncapped under the quarterly Output Guaranty, and is capped at approximately $6.8 million under the Efficiency Guarantees in the applicable offtake agreements. As of March 31, 2018, our aggregate remaining potential liability under these caps is approximately $13.9 million under the annual Output Guaranty, and approximately $6.8 million under the Efficiency Guarantees.

We have agreed to indemnify the tax equity investor in PPA V HoldCo from any liability related to recapture of the ITC that results from a breach of our representations, warranties and covenants to the tax equity investor set forth in the transaction documents associated with the PPA V project.

We have also agreed to make certain payments to our tax equity investors in the event that the average time period between receipt of the deposit payment for an Energy Server and the date on which such Energy Server achieves commercial operations exceeds specified periods. During 2016, we recorded $4.0 million within general and administrative expenses in the consolidated statements of operations for estimated delay penalties to our tax equity investors. During 2017, we revised our estimate and recorded a reduction of $0.8 million within general and administrative expenses in the consolidated statements of operations and issued a final net payment of $3.2 million for penalties to our tax equity investors. We do not expect any delay penalties as of March 31, 2018.

In addition, we have agreed to make certain partner related developer fee payments required to be made by us to the tax equity investor upon acceptance of Energy Servers sold through PPA Company V. See the section titled “—Components of Results of Operations—Partner Related Developer Fee Liabilities” for additional information.

Obligations to End-Customers

Our obligations to the end-customers in the Bloom Electrons projects are set forth in the offtake agreement between the PPA entity and the end-customer. The offtake agreements share the following provisions:

Term; Early Termination: The offtake agreements provide for an initial term of 15 years, except that (i) the offtake agreements included in PPA I provide for an initial term of 10 years, and (ii) the offtake agreement for PPA II has a term of 21 years. The offtake agreements may be renewed by the mutual agreement of the end-customer and the applicable PPA entity for additional periods at the expiration of the initial term. In the event that the end customer desires to terminate the offtake agreement before the end of the contract term, or in the event that the offtake agreement is terminated by the applicable PPA entity due to customer default as defined in the offtake agreement, the end customer is required to pay a “termination value” payment as liquidated damages. This termination value payment is calculated to be sufficient to allow the PPA entity to repay any debt associated with the affected Energy Servers, make distributions to the equity investor(s) in the PPA project equal to their expected return on investment, pay for the removal of the Energy Servers from the project site, and cover any lost tax benefits incurred as a result of the termination (if any). In some cases, we may agree to reimburse the end-user for some or all of the termination value payments paid if we are able to successfully resell or redeploy the applicable Energy Servers following termination of the offtake agreement.

Energy Server Installation and Operation: The applicable PPA entity is responsible for the installation, operation and maintenance of the Energy Servers. In performing such services, the PPA entity is required to comply with all applicable laws and regulations, with the requirements of any permits obtained for the Energy Servers, with any requirements of the interconnection agreement entered into with the local electric utility regarding such Energy Servers, and with any requirements agreed with the applicable end-customer in the offtake agreement (such as site access procedures, black-out periods regarding routine maintenance, etc.).

Take-Or-Pay Purchase Obligation: The end-customer is required to purchase all of the electricity generated by the Energy Servers for the duration of the offtake agreement. We perform an initial credit evaluation of our customer’s ability to pay under our PPA arrangements. Subsequently, on an at least annual basis, we re-evaluate and confirm the credit worthiness of our customers. Under our existing PPA arrangements, there are four customers that represent more than 10% of the total assets of our PPA entities. The four customers include Delmarva, Home Depot, AT&T and Walmart. In the event that an end-customer is unwilling or unable to accept delivery of such electricity or fails to supply the necessary fuel to the Energy Servers (if applicable), the end-customer is required to make a payment to the PPA entity for the amount of electricity that would have been delivered had the Energy Servers continued to operate.

Fuel Supply Obligation: In PPA I, fuel supply obligations are either the obligation of the PPA entity or the end-customer, on a case-by-case basis. In PPA II, the PPA entity is responsible for providing all required fuel to the Energy Servers and is reimbursed pursuant to the Delmarva Tariff so long as the Energy Servers maintain a specified operational efficiency. In the PPA IIIa, PPA IIIb, PPA IV and PPA V projects, the end-customers are required to provide all necessary fuel for the operation of the Energy Servers.

Ownership of Energy Servers: The applicable PPA entity retains title to the Energy Servers at all times unless the end-customer elects to purchase the Energy Server(s).

Financial Incentives and Environmental Attributes: As the owner of the Energy Servers, the PPA entity retains ownership of any tax benefits associated with the installation and operation of the Energy Servers. Additional financial incentives available in connection with the offtake agreements (such as payments under state incentive programs or renewable portfolio standard programs) and any environmental benefits associated with the Energy Servers (such as carbon emissions reductions credits) are allocated to either the PPA entity or the end-customer on a case-by-case basis. In some circumstances, the PPA entity has also agreed to purchase and deliver to the end-customer renewable energy credits in connection with the offtake agreement.

Efficiency Commitments: Where the end-customer is responsible for delivering fuel to the Energy Servers, the offtake agreement includes Energy Server efficiency commitments. Generally, these consist of (i) an “Efficiency Warranty”, where the PPA entity is obligated to repair or replace Energy Servers that fail to operate at or above a specified level of efficiency during any calendar month, and/or (ii) an “Efficiency Guaranty”, where the PPA entity is obligated to make payments to the end-customer to cover the cost of procuring excess fuel if the Energy Servers fail to operate at or above a specified level of efficiency on a cumulative basis during the term of the offtake agreement. Where an Efficiency Guaranty is provided, the PPA entity’s aggregate liability for payments is capped. In certain circumstances, we may negotiate modifications to the efficiency commitments with the end-customer, including different efficiency thresholds or providing for monetary payments under the Efficiency Warranty in lieu of or in addition to our obligation to repair or replace underperforming Energy Servers.

Output Commitments: Although our standard Bloom Electrons offering does not include a minimum output commitment to the end-user, exceptions may be negotiated on a case-by-case basis if we believe the opportunity justifies such exception. These output commitments are at an output level lesser than or equal to the level warranted by us to the PPA entity under the O&M Agreement, and provide either for a payment to the end-customer for the shortfall in electricity produced or for an end-customer termination right. In addition, where the end-user (as opposed to the PPA entity) is entitled to the benefits of an incentive program that requires a minimum output level, the PPA entity may agree to reimburse the end-customer for any decrease in incentive payments resulting from the Energy Servers’ failure to operate at such minimum output level.

Defaults; Remedies: Defaults under the offtake agreements are typically limited to (i) bankruptcy events, (ii) unexcused failure to perform material obligations, and (iii) breaches of representations and warranties. Additional defaults may be negotiated on a case-by-case basis with end-customers. The parties are generally afforded cure periods of at least 30 days to cure any such defaults. In the event of an uncured default by the PPA entity, the end-customer may terminate the offtake agreement either in whole or in part as to the Energy Server(s) affected by such default, and may seek other remedies afforded at law or in equity. In the event of an uncured default by the end-customer, the PPA entity may terminate the offtake agreement either in whole or in part as to the Energy Server(s) affected by such default, and may seek other remedies afforded at law or in equity; in addition, in the event an offtake agreement is terminated due to an end-customer default, the end-customer is obligated to make a termination value payment to the PPA entity.

For further information about our PPA entities, see Note 14, Power Purchase Agreement Programs, to our consolidated financial statements included in this prospectus.

Factors Affecting Our Future Performance

Delivery and Installation of Our Product

The timing of delivery and installations of our products have a significant impact on the timing of the recognition of product revenue. Many factors can cause a lag between the time that a customer signs a purchase order and our recognition of product revenue. These factors include the number of Energy Servers installed per site, local permitting and utility requirements, environmental, health and safety requirements, weather and customer facility construction schedules. Many of these factors are unpredictable and their resolution is often outside of our or our customers’ control. Customers may also ask us to delay an installation for reasons unrelated to the foregoing, including delays in their obtaining financing. Further, due to unexpected delays, deployments may require unanticipated expenses to expedite delivery of materials or labor to ensure the installation meets the timing objectives. These unexpected delays and expenses can be exacerbated in periods in which we deliver and install a larger number of smaller projects. In addition, if even relatively short delays occur, there may be a significant shortfall between the revenue we expect to generate in a particular period and the revenue that we are able to recognize. For our installations, revenue and cost of revenue can fluctuate significantly on a periodic basis depending on the timing of acceptance and the type of financing used by the customer.

Our product sales backlog was $742.5 million, equivalent to 1,082 systems, or 108.2 megawatts, as of March 31, 2018. The benefit of ITC in our backlog value as of March 31, 2018 is $171.4 million. Our product sales backlog was $446.7, equivalent to 774 systems, or 77.4 megawatts, as of March 31, 2017, which did not have the benefit of ITC for this period. We define product sales backlog as signed customer product sales orders received prior to the period end, but not yet accepted and less site cancellations. The timing of the deployment of our backlog depends on the factors described above. However, as a general matter, at any point in time, we expect at least 50% of our backlog to be deployed within the next 12 months.

Cost to Service Our Energy Servers

We offer customers of our purchase and lease programs the opportunity to renew their operations and maintenance service agreements on an annual basis, for up to 20 years, at prices predetermined at the time of purchase. Our pricing of these contracts and our reserves for warranty and replacement are based upon our estimates of the life of our Energy Servers and their components, particularly the fuel cell stacks. We also provide performance warranties and guarantees covering the efficiency and output performance of our Energy Servers. We do not have a long history with a large number of field deployments, and our estimates may prove to be incorrect. For example, we implemented a decommissioning program for our early generation Energy Servers in the PPA I program, and while we have no current plans to do so, we could undertake to decommission additional Energy Servers in the future. For more information, see “—Components of Results of Operations—Revenue—Product Revenue—PPA I Decommissioning”. Failure to meet these performance warranties and guarantee levels may require us to replace the Energy Servers or refund their cost to the customer, or require us to make cash payments to the customer based on actual performance, as compared to expected performance, capped at a percentage of the relevant equipment purchase prices. We accrue for extended warranty costs that we expect to incur under the maintenance service agreements that our customers renew for a term of typically one year. In addition, we expect that our deployed early generation Energy Servers may continue to perform at a lower output and efficiency level, and as a result the maintenance costs may exceed the contracted prices that we expect to generate in respect of those early generation servers if our customers continue to renew their maintenance service agreements in respect of those servers. We expect the performance of our newer generation Energy Servers to be significantly improved.

Availability of Capital and Investments for Power Purchase Agreements

We rely on access to equity and debt financing to provide attractively-priced financing for our customers. Our future success depends on our and our customers’ ability to raise capital from third parties on competitive terms to help finance the deployment of our systems. It is therefore possible that the amounts investors are willing to invest in the future would not be enough to support customer demand or could decrease from current levels, or we may be required to provide a larger allocation of customer payments to investors in any future PPA structures as a result of changes in the financing markets.

Government Incentives and Regulation

Our cost of capital, the price we can charge for electricity, the cost of our systems and the demand for particular types of energy generation are impacted by a number of federal, state and local government incentives and regulations. These include tax credits, particularly the federal ITC, tax abatements, and state incentive programs. These programs have been challenged from time to time by utilities, governmental authorities and others. For example, although it has been recently reinstated, the ITC expired on December 31, 2016 and was not available in 2017. Other incentives may also expire or decrease in the future. A reduction in such incentives could make our products less attractive relative to other alternatives and could adversely affect our results of operations, cost of capital and growth prospects.

Although we generally are not regulated as a utility, federal, state and local government statutes and regulations concerning electricity heavily influence the market for our product and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, competition with utilities, and the interconnection of customer-owned electricity generation. In the United States, governments continuously modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different rates for commercial customers on a regular basis. These changes can have a positive or negative impact on our ability to deliver cost savings to customers for the purchase of electricity.

Value Proposition in Current and New Markets

Our customers purchase our products to generate electricity. We expect that changes in the prices of our Energy Servers, grid electricity and natural gas, will significantly affect demand for our product. We have sold our Energy Servers to customers across 10 states in the United States, as well as in Japan and India. We have focused on these states, and the two international markets we have entered, because the utility-generated energy prices, regulatory policies and/or government incentives in these locations have provided the most compelling markets for distributed fuel cell energy. We believe that these markets remain significantly underpenetrated, and we intend to further penetrate these markets by investing, marketing and expanding our reach within these regions. We also plan to expand into additional states and international markets where we believe we can offer our Energy Servers at attractive prices to customers relative to local grid electricity and where natural gas is readily available at attractive prices. Our ability to be successful in these markets will largely depend on the level of grid prices in such markets. Our contracted electricity rates need to be competitive with the amounts charged by the local utilities at each location. Generally, higher utility rate regions are contracted and installed first, followed by lower utility rate regions if the customer continues to expand use of the Energy Servers. These decreases in electricity rates could impact our revenue per kilowatt, but given our cost reduction efforts we do not believe that this trend will have an impact on our results of operations.

Components of Results of Operations

Revenue

We primarily recognize revenue from the sale and installation of Energy Servers and by providing services under operations and maintenance services contracts.

Our total revenue is comprised of the following:

Product Revenue

All of our product revenue is generated from the sale of our Energy Servers to direct purchase, traditional lease and managed services customers. We generally begin to recognize product revenue from contracts with customers for the sales of our Energy Servers once we achieve acceptance; that is, generally when the system has been installed and running at full power as defined in each contract.

Our product offerings contain multiple elements representing a combination of revenue from Energy Servers, installation and operations and maintenance services. Upon acceptance, we allocate fair value to each of these elements, and we limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting any specified performance conditions.

The amount of product revenue we recognize in a given period is materially dependent on the volume and size of installations of our Energy Servers in a given period and on the type of financing used by the customer. As an example, our total revenue was approximately $208.5 million and $376.0 million in 2016 and 2017, respectively. While the number of systems recognized (accepted) decreased 9.5% from 687 to 622 systems, our revenue increased 80.3% due to the higher mix of financing sales vehicles in 2017 that require revenue to be recognized up-front when installed, instead of ratably over the life of those contracts.

PPA I Decommissioning

During 2015, we recorded a reduction in product revenue totaling $41.8 million for the decommissioning of our PPA I Energy Servers.

Our PPA I sales arrangements qualified as sales-type leases, and therefore, product revenue was recognized upfront at acceptance and a customer financing receivable was recorded on the balance sheet. The product revenue related to these arrangements was recognized during the period from 2010 through 2012. To date, we have incurred significant costs to service and maintain these first and second generation Energy Servers deployed in these arrangements which are still in service. Our new generation Energy Servers being deployed have longer lives with lower service and maintenance costs than the earlier generation Energy Servers. In an effort to minimize the financial effect of these service costs in future periods from these legacy systems, in December 2015, we agreed to a PPA I fleet decommissioning program with our tax equity investors whereby we would seek to renegotiate our existing PPA arrangements and purchase the tax equity investors’ interests in PPA I. As of March 31, 2018, we have recognized $31.7 million in total revenue related to sales of new Energy Servers to replace Energy Servers sold through PPA I where the PPA I Energy Server had been decommissioned.

In January 2016, we issued an additional $25.0 million of our 6% Notes for the purchase of such tax equity investors’ interests. As the original sale was recognized as product revenue upfront under the assumption that the lease payments were non-cancellable, we recorded the related decommissioning charge as a reduction in product revenue on the consolidated statement of operations and a related asset impairment charge of $31.8 million related to the customer financing receivable as this receivable will not be collectible.

Additionally, for PPA I, our policy is that cash grants received under the American Recovery and Reinvestment Act of 2009 (ARRA) are treated as revenue when received. Charges for estimated future cash expenditures were recorded in December 2015 for the estimated loss of $10.0 million related to estimated reimbursements of such cash grants received due to recapture provisions under the grant program. The decommissioning program was completed as of December 31, 2016. In 2016, we recorded a $1.7 million reduction in our estimate of recapture refunds and paid a total of $8.3 million in recapture refunds.

Installation Revenue

All of our installation revenue is generated from the installation of our Energy Servers to direct purchase, traditional lease and managed services customers. We generally recognize installation revenue from contracts with customers for the sales of our Energy Servers once we achieve acceptance. The amount of installation revenue we recognize in a given period is materially dependent on the volume and size of installations of our Energy Servers in a given period and on the type of financing used by the customer.

Service Revenue

Service revenue is generated from operations and maintenance services agreements that extend the standard warranty service coverage beyond the initial one-year warranty for Energy Servers sold under direct purchase, traditional lease and managed services sales. Customers of our purchase and lease programs can renew their operating and maintenance services agreements on an annual basis for up to 20 years, at prices predetermined at the time of purchase of the Energy Server. Revenue is recognized from such operations and maintenance services based on the fair value allocated to such operations and maintenance services, ratably over the renewed one-year service period. We anticipate that almost all of our customers will continue to renew their operations and maintenance services agreements each year.

Electricity Revenue

Our PPA entities purchase Energy Servers from us and sell the electricity produced by these systems to customers through long-term PPAs. Customers are required to purchase all of the electricity produced by the

Energy Servers at agreed-upon rates over the course of the PPA’s term. We generally recognize revenue from such PPA entities as the electricity is provided over the term of the agreement.

Cost of Revenue

Our total cost of revenue consists of cost of product revenue, cost of installation revenue, cost of service revenue and cost of electricity revenue. It also includes personnel costs associated with our operations and global customer support organizations consisting of salaries, benefits, bonuses, stock-based compensation and allocated facilities costs.

Cost of Product Revenue

Cost of product revenue consists of costs of Energy Servers that we sell to direct, traditional lease and managed services customers, including costs of materials, personnel costs, allocated costs, shipping costs, provisions for excess and obsolete inventory, and the depreciation costs of our equipment. Because the sale of our Energy Servers includes a one-year warranty, cost of product revenue also includes first year warranty costs. We provide warranties and performance guarantees regarding the Energy Servers’ efficiency and output during the first year warranty period. Warranty costs for customers that purchase under managed services or the Bloom Electrons program are recognized as a cost of product revenue as they are incurred. We expect our cost of product revenue to increase in absolute dollars as we deliver and install more Energy Servers and our product revenue increases. On a per unit basis, which we measure in dollars-per-kilowatt, we have reduced our material costs by over 75% from the inception of our first generation Energy Server to our current generation Energy Server. Material costs per unit came down by over 50% over the life of our second generation system and by over 35% over the life of our fifth generation system to date. With each successive new generation, we have been able to reduce the material costs compared to the prior generation’s material costs: Our second generation had material costs at the start of production that were approximately 60% lower per kilowatt than our first generation and our third generation had material costs at the start of production that were more than 30% lower per kilowatt than our second generation.

Our cost of product revenue generally consists of three components: raw material and component costs, labor and overhead for stack assembly operations cost, and labor and overhead for the final system assembly operations cost. Generally raw material and component costs comprise 80% of the total cost, stack operations cost comprises 11% and system assembly operations cost comprises 9% of the total cost. Over the past five years, total product cost per kilowatt has declined by 54%. Of the raw material and component cost reduction in the past five years, the hotbox cost, which is the cost of the assembly that holds the stack of the fuel cells, has declined by 44%; mechanical costs of our Energy Servers by 43%; and electrical costs of our Energy Servers by 33%. Stack assembly operations cost has declined by 66%, of which fixed cost has declined by 64% and variable cost has declined by 70%. System assembly operations cost has declined by 68%, of which fixed cost has declined by 64% and variable cost has declined by 70%.

Cost of Installation Revenue

Cost of installation revenue consists of the costs to install the Energy Servers that we sell to direct, traditional lease and managed services customers, including costs of materials and service providers, personnel costs, and allocated costs.

The amount of installation cost we recognize in a given period is materially dependent on the volume and size of installations of our Energy Servers in a given period and on the type of financing used by the customer. We expect our cost of installation revenue to increase in absolute dollars as we deliver and install more Energy Servers, though it will be subject to variability as a result of the foregoing.

Cost of Service Revenue

Cost of service revenue consists of costs incurred under maintenance service contracts for all customers including direct sales, traditional lease, managed services and PPA customers. Such costs include personnel costs for our customer support organization, allocated costs, and extended maintenance-related product repair and replacement costs. After the initial included warranty period expires, customers have the opportunity to renew their operations and maintenance services agreements on an annual basis, for up to 20 years, at prices predetermined at the time of purchase of the Energy Server. We expect our cost of service revenue to increase in absolute dollars as our end-customer base of megawatts deployed grows, and we expect our cost of service revenue to fluctuate period by period depending on the timing of maintenance of Energy Servers.

Cost of Electricity Revenue

Cost of electricity revenue primarily consists of the depreciation of the cost of the Energy Servers owned by our PPA entities and the cost of gas purchased in connection with PPAs entered into by our first PPA entity. The cost of electricity revenue is generally recognized over the term of the customer’s PPA. The cost of depreciation of the Energy Servers is reduced by the amortization of any U.S. Treasury grant payment in lieu of the energy investment tax credit associated with these systems. We expect our cost of electricity revenue to increase in absolute dollars as our end-customer base of megawatts deployed grows.

Gross Profit (Loss)

Gross profit (loss) has been and will continue to be affected by a variety of factors, including the sales price of our products, manufacturing costs, the costs to maintain the systems in the field, the mix of financing options used, and the mix of revenue between product, service and electricity. We expect our gross profit to fluctuate over time depending on the factors described above.

Operating Expenses

Research and Development

Research and development costs are expensed as incurred and consist primarily of personnel costs. Research and development expense also includes prototype related expenses and allocated facilities costs. We expect research and development expense to increase in absolute dollars as we continue to invest in our future products and services, and we expect our research and development expense to fluctuate as a percentage of total revenue.

Sales and Marketing

Sales and marketing expense consists primarily of personnel costs, including commissions. We expense commission costs as earned. Sales and marketing expense also includes costs for market development programs, promotional and other marketing costs, travel costs, office equipment and software, depreciation, professional services, and allocated facilities costs. We expect sales and marketing expense to continue to increase in absolute dollars as we increase the size of our sales and marketing organizations and to expand our international presence, and we expect our sales and marketing expense to fluctuate as a percentage of total revenue.

General and Administrative

General and administrative expense consists of personnel costs, fees for professional services and allocated facilities costs. General and administrative personnel include our executive, finance, human resources, information technology, facilities, business development, and legal organizations. We expect general and administrative expense to increase in absolute dollars due to additional legal fees and costs associated with accounting, insurance, investor relations, SEC and stock exchange compliance, and other costs associated with being a public company, and we expect our general and administrative expense to fluctuate as a percentage of total revenue.

Interest Expense

Interest expense primarily consists of interest charges associated with our secured line of credit, long-term debt facilities, financing obligations and capital lease obligations. We expect interest charges to decrease as a result of pay downs of the debt obligations over the course of the debt arrangements.

Other Income (Expense), Net

Other expense, net primarily consists of gains or losses associated with foreign currency fluctuations, net of income earned on our cash and cash equivalents holdings in interest-bearing accounts. We have historically invested our cash in money-market funds.

Gain/Loss on Revaluation of Warrant Liabilities

Warrants issued to investors and lenders that allow them to acquire our convertible preferred stock have been classified as liability instruments on our balance sheet. We record any changes in the fair value of these instruments between reporting dates as a separate line item in our statement of operations. Some of the warrants issued are mandatorily convertible to common stock and subsequent to the completion of this offering, they will no longer be recorded as a liability related to these mandatorily converted warrants.

Provision for Income Taxes

Provision for income taxes consists primarily of federal and state income taxes in the United States and income taxes in foreign jurisdictions in which we conduct business. We account for income taxes using the liability method under Financial Accounting Standards Board Accounting Standards Codification Topic 740, “Income Taxes” (ASC 740). Under this method, deferred tax assets and liabilities are determined based on net operating loss carryforwards, research and development credit carryforwards, and temporary differences resulting from the different treatment of items for tax and financial reporting purposes. Deferred items are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. Additionally, we assess the likelihood that deferred tax assets will be recovered as deductions from future taxable income. We have provided a full valuation allowance on our deferred tax assets because we believe it is more likely than not that the deferred tax assets will not be realized. At December 31, 2017, we had federal and state net operating loss carryforwards of $1.7 billion and $1.5 billion, respectively, which will expire, if unused, beginning in 2022 and 2018, respectively.

We follow the accounting guidance in ASC 740-10, which requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We record a liability for the difference between the benefit recognized and measured pursuant to ASC 740-10 and the tax position taken or expected to be taken on our tax return. To the extent that the assessment of such tax positions change, the change in estimate is recorded in the period in which the determination is made. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that the tax return positions are fully supportable. The reserves are adjusted in light of changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. We recognize interest accrued related to unrecognized tax benefits in other expense, net and penalties in operating expenses.

Partner Related Developer Fee Liabilities

The partner related developer fee liabilities represent payments required to be made by us to the tax equity investor upon installation of Energy Servers sold through PPA Company V. Since funding received by the PPA Company from the tax equity investor is used for the purchase and installation of Energy Servers, the payments made back to the tax equity investor upon acceptance of an installation essentially represent a return of capital and are accounted for as a reduction to noncontrolling interests on the consolidated balance sheets. There was $6.7 million in liabilities as of the year ended December 31, 2016. We have fulfilled all of our obligations under this arrangement, and therefore, there were no remaining liabilities recorded as of December 31, 2017. Such amounts were payable to the financing partner by the tenth day of the month following the installation of the Energy Servers at customer sites.

Net Income (Loss) Attributable to Noncontrolling Interests

We determine the net income (loss) attributable to common stockholders by deducting from net income (loss) in a period the net income (loss) attributable to noncontrolling interests. We allocate profits and losses to the noncontrolling interests under the hypothetical liquidation at book value (HLBV) method. HLBV is a balance sheet-oriented approach for applying the equity method of accounting when there is a complex structure, such as our investment entity structure. The determination of equity in earnings under the HLBV method requires management to determine how proceeds upon a hypothetical liquidation of the entity at book value would be allocated between its investors. However, the redeemable noncontrolling interests balance is at least equal to the redemption amount. The noncontrolling interests and redeemable noncontrolling interests balance is presented as a component of permanent equity in the consolidated balance sheets or as temporary equity in the mezzanine section of the consolidated balance sheets as redeemable noncontrolling interests when the third-parties have the right to redeem their interests in the funds for cash or other assets.

For income tax purposes, the tax equity partner, who has committed to invest in the consolidated partnerships, will receive a greater proportion of the share of losses and other income tax benefits. This includes the allocation of investment tax credits, which will be distributed to the tax equity partner and to one of our wholly-owned subsidiaries based on the allocation specified in each respective partnership agreement until the tax equity partner’s targeted rate of return under the partnership agreement is met. For some of our PPA entities, after the PPA tax equity investors receive their contractual rate of return, we receive substantially all of the remaining value attributable to the long-term recurring customer payments and the other incentives.

Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the periods indicated:

	Years Ended December 31,		Three Months Ended March 31,
Consolidated Statements of Operations	2016	2017	2017	2018
	(in thousands, except for per share data)
Revenue
Product	$76,478	$179,768	$27,665	$121,307
Installation	16,584	63,226	12,293	14,118
Service	67,622	76,904	18,591	19,907
Electricity	47,856	56,098	13,648	14,029

Total revenue	208,540	375,996	72,197	169,361
Cost of revenue
Product	103,283	210,773	38,855	80,355
Installation	17,725	59,929	13,445	10,438
Service	155,034	83,597	18,219	24,253
Electricity	35,987	39,741	10,876	10,649

Total cost of revenue	312,029	394,040	81,395	125,695

Gross profit (loss)	(103,489)	(18,044)	(9,198)	43,666

Operating expenses
Research and development	46,848	51,146	11,223	14,731
Sales and marketing	29,101	32,415	7,845	8,262
General and administrative	61,545	55,674	12,879	14,988

Total operating expenses	137,494	139,235	31,947	37,981

Profit (loss) from operations	(240,983)	(157,279)	(41,145)	5,685
Interest expense	(81,190)	(108,623)	(24,363)	(23,037)
Other income (expense), net	(379)	268	119	(629)
Gain (loss) on revaluation of warrant liabilities and embedded derivatives	(13,035)	(14,995)	215	(4,034)

Net loss before income taxes	(335,587)	(280,629)	(65,174)	(22,015)
Income tax provision	729	636	214	333

Net loss	(336,316)	(281,265)	(65,388)	(22,348)
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	(56,658)	(18,666)	(5,856)	(4,632)

Net loss attributable to common stockholders	$(279,658)	$(262,599)	$(59,532)	$(17,716)

Includes stock-based compensation as follows:

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands)
Cost of revenue	$6,005	$7,734	$1,758	$1,898
Research and development	4,686	5,560	1,329	1,638
Sales and marketing	5,600	4,684	1,241	952
General and administrative	11,866	12,501	2,317	3,468

Total stock-based compensation	$28,157	$30,479	$6,645	$7,956

Comparison of the Three Months Ended March 31, 2017 and 2018

Total Revenue

	Three Months Ended March 31,		Change 2018 vs. 2017
	2017	2018	Amount	%
	(unaudited)
	(dollars in thousands)
Product	$27,665	$121,307	$93,642	338.5%
Installation	12,293	14,118	1,825	14.8%
Service	18,591	19,907	1,316	7.1%
Electricity	13,648	14,029	381	2.8%

Total revenue	$72,197	$169,361	$97,164	134.6%

Total revenue increased approximately $97.2 million, or 134.6%, for the three months ended March 31, 2018, as compared to the three months ended March 31, 2017. Total revenue included a one-time benefit of $45.5 million attributable to 2017 acceptances due to the retroactive ITC renewal. Product revenue increased approximately $93.6 million, or 338.5%, for the three months ended March 31, 2018, as compared to the three months ended March 31, 2017. Product revenue included a one-time benefit of $43.9 million attributable to 2017 acceptances due to the retroactive ITC renewal. Product acceptances increased from 119 systems in the three months ended March 31, 2017 to 166 systems in the three months ended March 31, 2018, an increase of 39.5%; product revenue increased 338.5% due to a significantly higher mix of orders through direct sales to customers, where revenue is recognized on acceptance, compared to the Bloom Electrons and managed services financing programs where revenue is recognized over the term of the agreement (generally 10 to 21 years) as electricity revenue or product revenue, respectively. The number of acceptances in the three months ended March 31, 2017 where product revenue was recognized at acceptance was 55.0% of the total acceptances of 119, while the number of acceptances in the three months ended March 31, 2018 where product revenue was recognized at acceptance was 100.0% of the total acceptances of 166. The mix of orders between our Bloom Electrons and managed services financing programs and direct purchases is generally driven by customer preference.

Product and install revenue increased approximately $95.5 million, or 238.9% from $39.9 million for the three months ended March 31, 2017, to $135.4 million for the three months ended March 31, 2018. Product and install revenue included a one-time benefit of $45.5 million attributable to 2017 acceptances due to the retroactive ITC renewal. The ratable portion of the product and install revenue increased approximately $1.7 million from $5.1 million for the three months ended March 31, 2017, to $6.8 million for the three months ended March 31, 2018. This increase was primarily due to the increase in ratable acceptances through 2017. The upfront portion of the product and install revenue increased approximately $93.8 million from $34.8 million for the three months ended March 31, 2017, to $128.6 million for the three months ended March 31, 2018. This increase in upfront product and install revenue was primarily due to the increase in upfront acceptances from

65.5 in the three months ended March 31, 2017 to 166.0 in the three months ended March 31, 2018. The upfront product and install average selling price increased from $5,317 per kilowatt for the three months ended March 31, 2017 to $7,745 per kilowatt for the three months ended March 31, 2018 due to the reinstatement of ITC in 2018.

Due to the reinstatement of ITC in 2018, the average selling price to customers was higher resulting in an overall $60.0 million increase in total revenue in the three months ended March 31, 2018, as compared to three months ended March 31, 2017. The total revenue for the three months ended March 31, 2017 included $2.4 million of benefit from ITC, while the total revenue for the three months ended March 31, 2018 included $62.4 million of benefit from ITC, of which $45.5 million was retroactive for 2017 acceptances. Installation revenue increased approximately $1.8 million, or 14.8%, for the three months ended March 31, 2018, as compared to the three months ended March 31, 2017. The increase in installation revenue was lower than the 39.5% increase in associated acceptances, as approximately 50% of the acceptances in the three months ended March 31, 2018 were with a customer that contracted the related installation with a third party.

Service revenue increased approximately $1.3 million, or 7.1%, for the three months ended March 31, 2018, as compared to the three months ended March 31, 2017. This was primarily due to the increase in the number of annual maintenance contract renewals, driven by our expanding customer base and corresponding total megawatts deployed.

Electricity revenue increased approximately $0.4 million, or 2.8%, for the three months ended March 31, 2018, as compared to the three months ended March 31, 2017.

Total Cost of Revenue and Gross Profit (Loss)

	Three Months Ended March 31,		Change 2018 vs. 2017
	2017	2018	Amount	%
	(unaudited)
	(dollars in thousands)
Cost of revenue:
Product	$38,855	$80,355	$41,500	106.8%
Installation	13,445	10,438	(3,007)	(22.4)%
Service	18,219	24,253	6,034	33.1%
Electricity	10,876	10,649	(227)	(2.1)%

Total cost of revenue	81,395	125,695	44,300	54.4%

Gross profit (loss)	$(9,198)	$43,666	$52,864	574.7%

Total cost of revenue increased approximately $44.3 million, or 54.4%, for the three months ended March 31, 2018, as compared to the three months ended March 31, 2017. This increase in cost of revenue was primarily attributable to higher product cost of revenue, which was driven by a higher mix of orders through direct sales to customers in which cost of revenue is recognized on acceptance, partially offset by our ongoing cost reduction efforts. However, this increase did not increase at the same rate as the increase in total revenue primarily due to the $45.5 million one-time revenue benefit due to the ITC renewal, while the related one-time costs were only $9.4 million. The number of acceptances in the three months ended March 31, 2017 where cost of revenue was recognized at acceptance was 55.0% of the total acceptances of 119, while the number of acceptances in the three months ended March 31, 2018 where cost of revenue was recognized at acceptance was 100.0% of the total acceptances of 166. Service cost also increased in the same period by $6.0 million primarily due to a higher number of power module replacements driven by the replacement cycle of our Energy Servers.

Product and install cost of revenue increased approximately $38.5 million, or 73.6% from $52.3 million for the three months ended March 31, 2017, to $90.8 million for the three months ended March 31, 2018. The ratable portion of the product and install cost of revenue increased approximately $1.9 million from $2.9 million for the three months ended March 31, 2017, to $4.8 million for the three months ended March 31, 2018. This increase was due to the increase in ratable acceptances through 2017. The product and install cost of revenue includes stock based compensation which also increased by $0.1 million from $1.6 million for the three months ended March 31, 2017, to $1.7 million for the three months ended March 31, 2018. The remaining upfront portion of the product and install cost of revenue excluding stock based compensation increased approximately $36.4 million from $47.8 million for the three months ended March 31, 2017, to $84.2 million for the three months ended March 31, 2018. This increase in upfront product and install cost of revenue was primarily due to the increase in upfront acceptances from 65.5 in the three months ended March 31, 2017 to 166.0 in the three months ended March 31, 2018. The upfront product and install average cost of revenue on a per kilowatt basis, also described as total install system cost (TISC) decreased from $7,305 per kilowatt for the three months ended March 31, 2017 to $5,074 per kilowatt for the three months ended March 31, 2018 due to the higher acceptance volume. We had a one-time cost of $9.4 million included in the product cost of revenue for the three months ended March 31, 2018 associated with supplier agreements that required us to forego previously negotiated discounts if ITC was renewed.

This increase in product and service cost of revenue was offset by $3.0 million of decreased installation costs associated with a customer that contracted the related installation with a third party; as a result, we received only an immaterial amount of installation costs. Service cost increased 33.1% period-over-period. The increase was primarily due to the growth in our installed megawatts deployed, which grew by 26.2% over the same period.

Gross profit improved $52.9 million, or 574.7%, in the three months ended March 31, 2018, as compared to the three months ended March 31, 2017. This improvement was generally a result of higher product margins, due to a $60.0 million increase in revenue, primarily due to the benefit of the ITC renewal. We recognized a one-time total revenue benefit of $45.5 million attributable to 2017 acceptances due to the retroactive ITC renewal.

Operating Expenses

	Three Months Ended March 31,		Change 2018 vs. 2017
	2017	2018	Amount	%
	(unaudited)
	(dollars in thousands)
Research and development	$11,223	$14,731	$3,508	31.3%
Sales and marketing	7,845	8,262	417	5.3%
General and administrative	12,879	14,988	2,109	16.4%

Total	$31,947	$37,981	$6,034	18.9%

Research and development expenses increased approximately $3.5 million, or 31.3%, in the three months ended March 31, 2018, as compared to the three months ended March 31, 2017. This increase was primarily due to compensation related expenses related to hiring and investments for next generation technology development.

Sales and marketing expenses increased approximately $0.4 million, or 5.3%, in the three months ended March 31, 2018, as compared to the three months ended March 31, 2017. This increase was primarily due to higher legal expenses of $0.9 million and higher compensation related expenses of $0.1 million, offset by lower consulting expenses of $0.6 million.

General and administrative expenses increased approximately $2.1 million, or 16.4%, in the three months ended March 31, 2018, as compared to the three months ended March 31, 2017. The increase in general and administrative expenses was primarily due to an increase in compensation related expenses.

Other Income and Expenses

	Three Months Ended March 31,		Change 2018 vs. 2017
	2017	2018	Amount	%
	(unaudited)
	(dollars in thousands)
Interest expense	$(24,363)	$(23,037)	$1,326	5.4%
Other income (expense), net	119	(629)	(748)	(628.6)%
Gain (loss) on revaluation of warrant liabilities and embedded derivatives	215	(4,034)	(4,249)	(1,976.3)%

Total	$(24,029)	$(27,700)	$(3,671)	(15.3)%

Total other expenses increased $3.7 million, or 15.3%, in the three months ended March 31, 2018, as compared to the three months ended March 31, 2017. This increase was due to a $4.3 million loss on our warrant liabilities and embedded derivatives partially offset by lower interest expense of $1.3 million in the three months ended March 31, 2018.

For the three months ended March 31, 2018, the loss on revaluation of warrant liabilities and embedded derivative increased by $4.2 million. This was due to an increase in our derivative valuation adjustment of $7.6 million, offset by a decrease in our warrant valuation of $3.4 million.

Provision for Income Taxes

	Three Months Ended March 31,		Change 2018 vs. 2017
	2017	2018	Amount	%
	(unaudited)
	(dollars in thousands)
Income tax provision	$214	$333	$119	55.6%

Income tax provision increased approximately $0.1 million, or 55.6%, in the three months ended March 31, 2018, as compared to the three months ended March 31, 2017 and was primarily due to fluctuations in tax on income earned by international entities due to the general growth of our business in international locations.

Comparison of the Years Ended December 31, 2016 and 2017

Total Revenue

	Years Ended December 31,		Change 2017 vs. 2016
	2016	2017	Amount	%
	(dollars in thousands)
Product	$76,478	$179,768	$103,290	135.1%
Installation	16,584	63,226	46,642	281.2%
Service	67,622	76,904	9,282	13.7%
Electricity	47,856	56,098	8,242	17.2%

Total revenue	$208,540	$375,996	$167,456	80.3%

Total revenue increased approximately $167.5 million, or 80.3%, for the year ended December 31, 2017, as compared to the year ended December 31, 2016. Product revenue increased approximately $103.3 million, or 135.1%, for the year ended December 31, 2017, as compared to the year ended December 31, 2016. Despite a decrease in acceptances from 687 systems in the year ended December 31, 2016 to 622 systems in the year ended

December 31, 2017, a decrease of 9.5%, product revenue increased 135.1% due to a significantly higher mix of orders through direct sales to customers, where revenue is recognized on acceptance, compared to the Bloom Electrons and managed services financing programs where revenue is recognized over the term of the agreement (generally 10 to 21 years) as electricity revenue or product revenue, respectively. The number of acceptances in 2016 where product and install revenue was recognized at acceptance was 109, or 15.9% of the total acceptances of 687, while the number of acceptances in 2017 where product revenue was recognized at acceptance was 489, or 78.6% of the total acceptances of 622. The mix of orders between our Bloom Electrons and managed services financing programs and direct purchases is generally driven by customer preference.

Product and install revenue increased approximately $149.9 million, or 161.1% from $93.1 million for the year ended December 31, 2016, to $243.0 million for the year ended December 31, 2017. The ratable portion of the product and install revenue increased approximately $15.9 million from $9.1 million in 2016 to $25.0 million in 2017. This increase was due to the increase in ratable acceptances through 2017. The upfront portion of the product and install revenue increased approximately $134.0 million from $84.0 million in 2016 to $218.0 million in 2017. This increase in upfront product and install revenue was primarily due to the increase in upfront acceptances from 109 in 2016 to 489 in 2017. The upfront product and install average selling price decreased from $7,705 per kilowatt in 2016 to $4,460 per kilowatt in 2017 due to the loss of ITC in 2017.

Due to the loss of ITC in 2017, the average selling price to customers was lower causing an overall $26.3 million decrease in total revenue in 2017, as compared to 2016. The total revenue for the year ended December 31, 2016 included $35.9 million of benefit from ITC, while the total revenue for the year ended December 31, 2017 included $9.6 million of benefit from ITC.

Installation revenue increased approximately $46.6 million, or 281.2%, for the year ended December 31, 2017, as compared to the year ended December 31, 2016. This was primarily due to the higher mix of orders through our direct purchase program where revenue is recognized on acceptance.

Service revenue increased approximately $9.3 million, or 13.7%, for the year ended December 31, 2017, as compared to the year ended December 31, 2016. This increase was primarily due to the increase in the number of annual maintenance contract renewals, driven by our expanding customer base and corresponding total megawatts deployed.

Electricity revenue increased approximately $8.2 million, or 17.2%, for the year ended December 31, 2017, as compared to the year ended December 31, 2016. This increase was primarily due to the annualized impact of the 106.8 megawatts Bloom Electrons program fully deployed during 2016.

Total Cost of Revenue and Gross Profit (Loss)

	Years Ended December 31,		Change 2017 vs. 2016
	2016	2017	Amount	%
	(dollars in thousands)
Cost of revenue:
Product	$103,283	$210,773	$107,490	104.1%
Installation	17,725	59,929	42,204	238.1%
Service	155,034	83,597	(71,437)	(46.1)%
Electricity	35,987	39,741	3,754	10.4%

Total cost of revenue	312,029	394,040	82,011	26.3%

Gross profit (loss)	$(103,489)	$(18,044)	$85,445	82.6%

Total cost of revenue increased approximately $82.0 million, or 26.3%, for the year ended December 31, 2017, as compared to the year ended December 31, 2016. This increase in cost of revenue was primarily attributable to higher product and installation cost of revenue, which was driven by a higher mix of orders through direct sales to customers in which cost of revenue is recognized on acceptance, partially offset by our ongoing cost reduction efforts. The number of acceptances in 2016 where cost of revenue was recognized at acceptance was 15.9% of the total acceptances of 687, while the number of acceptances in 2017 where cost of revenue was recognized at acceptance was 78.6% of the total acceptances of 622.

The product and install cost of revenue increased approximately $149.7 million, or 123.7% from $121.0 million for the year ended December 31, 2016, to $270.7 million for the year ended December 31, 2017. The ratable portion of the product and install cost of revenue increased approximately $11.4 million from $5.2 million in 2016 to $16.6 million in 2017. This increase was due to the increase in ratable acceptances through 2017. The product and install cost of revenue includes stock based compensation which also increased by $1.6 million from $5.4 million for the year ended December 31, 2016, to $7.0 million for the year ended December 31, 2017. The remaining upfront portion of the product and install cost of revenue excluding stock based compensation increased approximately $136.7 million from $110.4 million in 2016 to $247.1 million in 2017. This increase in upfront product and install cost of revenue was due to the increase in upfront acceptances from 109 in 2016 to 489 in 2017. The upfront product and install average cost of revenue on a per kilowatt basis, also described as total install system cost (TISC) decreased from $10,127 per kilowatt in 2016 to $5,056 per kilowatt in 2017 due to the increase in upfront acceptances.

This increase in product and installation cost of revenue was offset by $71.4 million of decreased service costs associated with ongoing operations and maintenance of deployed Energy Servers in the ordinary course of business due to a lower number of power module replacements as the life of our product continues to lengthen.

Gross loss improved $85.4 million, or 82.6%, in the year ended December 31, 2017, as compared to the year ended December 31, 2016. This improvement was generally a result of higher service margins, due to a $71.4 million reduction in service costs associated with ongoing operations and maintenance of deployed Energy Servers in the ordinary course of business due to a lower number of power module replacements as the life of our product continues to lengthen.

Operating Expenses

	Years Ended December 31,		Change 2017 vs. 2016
	2016	2017	Amount	%
	(dollars in thousands)
Research and development	$46,848	$51,146	$4,298	9.2%
Sales and marketing	29,101	32,415	3,314	11.4%
General and administrative	61,545	55,674	(5,871)	(9.5)%

Total	$137,494	$139,235	$1,741	1.3%

Research and development expenses increased approximately $4.3 million, or 9.2%, in the year ended December 31, 2017, as compared to the year ended December 31, 2016. This increase was primarily due to compensation related expenses related to hiring and investments for next generation technology development.

Sales and marketing expenses increased approximately $3.3 million, or 11.4%, in the year ended December 31, 2017, as compared to the year ended December 31, 2016. Compensation related costs increased $1.6 million from the prior period due to increases in incentive compensation, stock-based compensation and bonus achievement, as well as sales development related expenses of $1.7 million.

General and administrative expenses decreased approximately $5.9 million, or 9.5%, in the year ended December 31, 2017, as compared to the year ended December 31, 2016. The decrease in general and administrative expenses was primarily due to a decrease in professional service expenses of $5.8 million related to decreased legal expenses.

Other Income and Expenses

	Years Ended December 31,		Change 2017 vs. 2016
	2016	2017	Amount	%
	(dollars in thousands)
Interest expense	$(81,190)	$(108,623)	$(27,433)	(33.8)%
Other income (expense), net	(379)	268	647	170.7%
Gain (loss) on revaluation of warrant liabilities and embedded derivatives	(13,035)	(14,995)	(1,960)	15.0%

Total	$(94,604)	$(123,350)	$(28,746)	(30.4)%

Total other expenses increased $28.7 million, or 30.4%, in the year ended December 31, 2017, as compared to the year ended December 31, 2016. This increase was due to interest expense increasing $27.4 million, or 33.8%, in the year ended December 31, 2017, as compared to the year ended December 31, 2016. The increase was due to the higher balances of financing obligations and outstanding debt in 2017, compared to the prior year.

For the year ended December 31, 2017, the loss on revaluation of warrant liabilities and embedded derivative increased by $2.0 million. This was primarily due to an increase in our derivative valuation adjustment of $13.4 million, offset by a decrease in our warrant valuation of $11.4 million.

Provision for Income Taxes

	Years Ended December 31,		Change 2017 vs. 2016
	2016	2017	Amount	%
	(dollars in thousands)
Income tax provision	$729	$636	$(93)	(12.8)%

Income tax provision decreased approximately $0.1 million, or 12.8%, in the year ended December 31, 2017, as compared to the year ended December 31, 2016 and was primarily due to fluctuations in tax on income earned by international entities due to the general growth of our business in international locations.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for each of the nine quarters ending March 31, 2018. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with generally accepted accounting principles in the United States. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	Jun. 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018
Consolidated statements of operations data:
Revenue
Product	$10,300	$20,429	$18,456	$27,293	$27,665	$39,935	$45,255	$66,913	$121,307
Installation	2,211	4,069	3,573	6,731	12,293	14,354	14,978	21,601	14,118
Service	15,790	16,606	17,247	17,979	18,591	18,875	19,511	19,927	19,907
Electricity	10,532	11,434	12,623	13,267	13,648	13,619	14,021	14,810	14,029

Total revenue	38,833	52,538	51,899	65,270	72,197	86,783	93,765	123,251	169,361
Cost of revenue
Product	20,985	27,023	26,333	28,942	38,855	47,545	53,923	70,450	80,355
Installation	2,594	4,446	3,735	6,950	13,445	14,855	14,696	16,933	10,438
Service	32,293	27,765	54,572	40,404	18,219	21,308	30,058	14,012	24,253
Electricity	8,583	6,817	10,861	9,726	10,876	8,881	10,178	9,806	10,649

Total cost of revenue	64,455	66,051	95,501	86,022	81,395	92,589	108,855	111,201	125,695

Gross profit (loss)	(25,622)	(13,513)	(43,602)	(20,752)	(9,198)	(5,806)	(15,090)	12,050	43,666

Operating expenses
Research and development	10,650	11,567	11,877	12,754	11,223	12,368	12,374	15,181	14,731
Sales and marketing	6,826	7,247	6,740	8,288	7,845	8,663	6,561	9,346	8,262
General and administrative	13,184	13,827	19,872	14,662	12,879	14,325	13,652	14,818	14,988

Total operating expenses	30,660	32,641	38,489	35,704	31,947	35,356	32,587	39,345	37,981

Profit (loss) from operations	(56,282)	(46,154)	(82,091)	(56,456)	(41,145)	(41,162)	(47,677)	(27,295)	5,685
Interest expense	(18,875)	(18,650)	(19,866)	(23,799)	(24,363)	(25,554)	(28,899)	(29,807)	(23,037)
Other expense, net	(66)	(231)	122	(204)	119	14	(40)	175	(629)
Gain (loss) on revaluation of warrant liabilities and embedded derivatives	5,380	(3,927)	(5,351)	(9,137)	215	(668)	572	(15,114)	(4,034)

Net loss before income taxes	(69,843)	(68,962)	(107,186)	(89,596)	(65,174)	(67,370)	(76,044)	(72,041)	(22,015)
Income tax provision	204	221	228	76	214	228	314	(120)	333

Net loss	(70,047)	(69,183)	(107,414)	(89,672)	(65,388)	(67,598)	(76,358)	(71,921)	(22,348)
Net loss attributable to noncontrolling interest and redeemable noncontrolling interests	(10,607)	(17,353)	(16,480)	(12,218)	(5,856)	(4,123)	(4,527)	(4,160)	(4,632)

Net loss attributable to common stockholders	$(59,440)	$(51,830)	$(90,934)	$(77,454)	$(59,532)	$(63,475)	$(71,831)	$(67,761)	$(17,716)

Quarterly Revenue Trends

Product and installation revenue can vary quarter to quarter due to changes in the buying behavior of our customers as customers shift to or from managed services and Bloom Electrons orders where revenue is recognized over the term of the agreement, as opposed to purchase or lease transactions, where revenue is generally recognized up front. Since we offer these different types of purchase options and the accounting treatment for these options can differ, the timing of revenue recognition quarter by quarter could be impacted by the mix of purchase, lease and Bloom Electrons orders in a particular quarter. However, going forward, we expect most of our revenue to be recognized generally up front at acceptance. Additionally, service revenue and electricity revenue have increased over time due to the continued expansion of our deployed fleet.

In addition, quarterly revenue is likely to fluctuate based on, among other things, the factors discussed under “Factors Affecting Our Future Performance.” For example, beginning in the quarter ended December 31, 2016, large installations were accepted by customers under direct purchase arrangements, resulting in higher product revenue in those periods. In addition, for the quarter ended March 31, 2018, product revenue increased over the prior quarters due to the one-time benefit of $43.9 million attributable to 2017 acceptances due to the retroactive ITC renewal.

Quarterly Gross Profit Trends

Quarterly gross profit (loss) fluctuates with total revenue, the level of investment associated with maintaining and upgrading the deployed fleet, and to a lesser extent, the ability to achieve estimated installation cost for new site installations. Quarterly gross profit (loss) exhibited larger losses in the quarters where product revenue was lowest and investments in the deployed fleet are highest. For the three months ended March 31, 2018, gross profit had the benefit of the one-time benefit of $45.5 million attributable to 2017 acceptances due to the retroactive ITC renewal, offset by an incremental $9.4 million in supplier costs associated with the ITC renewal for a net benefit of $36.1 million to gross profit.

Quarterly Key Operating Metrics

	Three Months Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,
	2016	2016	2016	2016	2017	2017	2017	2017	2018
Product accepted during the period (in 100 kilowatt systems)	136	162	185	204	119	162	141	201	166
Megawatts deployed as of period end	194	208	220	235	247	263	277	297	312

	Three Months Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,
	2016	2016	2016	2016	2017	2017	2017	2017	2018
Billings for product accepted in the period	$101,975	$126,559	$142,052	$151,958	$48,105	$64,475	$56,876	$78,646	$121,143
Billings for installation on product accepted in the period	22,071	27,379	30,808	34,422	23,027	25,803	20,106	27,516	11,896
Billings for annual maintenance services agreements	9,835	14,237	22,005	21,742	14,882	18,181	23,689	23,130	14,122
Ratable value of contracts accepted in the period	84,845	85,525	104,733	109,126	9,566	10,903	464	720	(17,140)

	Three Months Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,
	2016	2016	2016	2016	2017	2017	2017	2017	2018
Product costs of product accepted in the period (per kilowatt)	$5,086	$4,809	$4,383	$3,826	$3,999	$3,121	$3,386	$2,944	$3,855
Period costs of manufacturing related expenses not included in product costs (in thousands)	4,302	4,586	6,869	6,143	7,397	8,713	7,152	9,174	10,785
Installation costs on product accepted in the period (per kilowatt)	1,280	1,481	1,056	1,170	1,974	1,306	1,263	829	526

Quarterly Key Operating Metric Trends

Acceptance volume sequentially increased quarter-over-quarter from March 31, 2016 to December 31, 2016, from 136 systems to 204 systems as we installed more systems from backlog. However, acceptance volume declined to 119 systems for the quarter ended March 31, 2017 from 204 for the quarter ended December 31, 2016. The decline was driven by extreme weather related seasonality on both the East Coast and West Coast which impacted our ability to install Energy Servers at our customer sites. Acceptance volume increased to 166 systems for the quarter ended March 31, 2018, an increase of 47 systems from the quarter ended March 31, 2017, as we were able to install more systems at customer sites from backlog. Acceptances achieved from March 31, 2016 to March 31, 2018, added to our installed base, and therefore increased our megawatts deployed from 194 megawatts to 312 megawatts, respectively.

Both the billings for product accepted in the period and the billings for installation on products accepted in the period from the quarter ended March 31, 2016 to the quarter ended March 31, 2018 were due to the changes in acceptances over these periods. For the quarter ended March 31, 2017, product accepted was 119 systems, a decrease of 41.7% from 204 systems accepted for the quarter ended December 31, 2016. Over the same period, the billings for product and installation accepted combined was $71.1 million, a decrease of 61.8% over the billings for product and installation accepted combined of $186.4 million for the quarter ended December 31, 2016. The decrease in that period was primarily due to the lower volume and the lower average selling price to customers to offset the loss of the ITC in 2017. The billings for product and installation accepted grew by 87.0% to $133.0 million for the quarter ended March 31, 2018 relative to the quarter ended March 31, 2017 as acceptance volume increased and ITC was reinstated. Our ability to achieve acceptances in any given quarter is driven by a number of factors, including customer site readiness, ability to secure appropriate permitting and a number of other factors including extreme weather conditions and various natural disasters. The billings for annual maintenance services agreements fluctuated over the period due to the timing of the anniversaries of the acceptances and annual maintenance services agreements.

For the nine quarters from March 31, 2016 to March 31, 2018, our product costs of product accepted declined from $5,086 per kilowatt to $3,855 per kilowatt, an overall reduction of 24.2%. The cost reduction was primarily due to our ongoing cost reduction efforts to reduce material costs, labor and overhead through improved automation of our factories, better factory utilization and ongoing material cost reduction programs with our vendors. Our product costs increased from $3,826 per kilowatt for the quarter ended December 31, 2016 to $3,999 per kilowatt hour for the quarter ended March 31, 2017 due to lower acceptance volume in that period, allocating more per unit fixed manufacturing costs to our product costs. Similarly, our product costs increased from $2,944 per kilowatt for the quarter ended December 31, 2017 to $3,855 per kilowatt for the quarter ended March 31, 2018 due to lower acceptance volume in that period, allocating more per unit fixed cost to our product costs.

Our period costs of manufacturing related expenses generally increased over the same period. Period costs for manufacturing related expenses not included in product costs for the quarter ended December 31, 2016 was $6.1 million, an increase of 42.8% compared to $4.3 million for the quarter ended March 31, 2016. The increase was due to one-time year-end write-offs for excess and obsolete inventory and other items. Period costs for manufacturing related expenses not included in product costs for the quarter ended March 31, 2018 was $10.8 million, an increase of 45.8% compared to $7.4 million for the quarter ended March 31, 2017. While actual manufacturing spending decreased in the quarter ended March 31, 2018 relative to the quarter ended March 31, 2017, the period costs of manufacturing related expenses not included in product costs, which represents the unabsorbed manufacturing costs to produce our Energy Servers, increased due to lower production volumes in the period.

While we are focused on reducing the cost to install our Energy Servers, our installation costs on product accepted over the eight quarter period were generally impacted by the size of the installations, as well as the complexity of the sites.

Components of Consolidated Assets and Liabilities

We are a minority shareholder in several PPA project companies for the administration of our Bloom Electrons program. Those project companies contain debt that is non-recourse to us and the project companies also own Energy Server assets for which we do not have title. We do not intend to be a minority investor in any new PPA entities and believe by presenting our assets and liabilities separate from the PPA entities provides a better view of the true operations of our core business. The table below provides detail into the assets and liabilities of Bloom and the PPA entities.

	December 31, 2016			December 31, 2017			March 31, 2018
	Bloom	PPA	Consolidated	Bloom	PPA	Consolidated	Bloom	PPA	Consolidated
	(in thousands)			(in thousands)			(in thousands)
Assets
Current assets	$351,934	$40,151	$392,085	$383,209	$36,772	$419,981	$360,758	$40,572	$401,330
Long-term assets	234,818	577,144	811,962	267,350	533,656	801,006	258,112	525,192	783,304

Total assets	586,752	617,295	1,204,047	650,559	570,428	1,220,987	618,870	565,764	1,184,634

Liabilities
Current liabilities	235,777	4,377	240,154	247,464	3,684	251,148	216,398	5,212	221,610
Current portion of debt	1,694	19,245	20,939	1,690	18,446	20,136	6,017	19,108	25,125
Long-term liabilities	412,626	16,094	428,720	513,367	15,768	529,135	514,809	13,612	528,421
Long-term portion of debt	414,936	358,410	773,346	579,155	342,050	921,205	587,685	337,657	925,342

Total liabilities	$1,065,033	$398,126	$1,463,159	$1,341,676	$379,948	$1,721,624	$1,324,909	$375,589	$1,700,498

Liquidity and Capital Resources

We finance our operations, including the costs of acquisition and installation of Energy Servers, mainly through a variety of financing arrangements and PPA entities, credit facilities from banks, sales of our preferred stock, debt financings and cash generated from our operations. As of March 31, 2018, we had cash and cash equivalents and short-term investments of $88.2 million and $20.1 million, respectively.

We believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our operating cash flow, capital requirements and other cash flow needs for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other business initiatives, the rate of growth in the volume of system builds, the expansion of sales and marketing activities, market acceptance of our products, the timing of receipt by us of distributions from our PPA entities and overall economic conditions. We do not currently expect to receive significant cash distributions from our PPA entities. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional debt or equity financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. Further, as most of our assets are collateralized in existing debt arrangements, new debt financing may be unsecured which may result in higher interest rate obligations.

Credit Facilities

Bloom Energy Indebtedness

In May 2013, we entered into a $5.0 million credit agreement and a $12.0 million financing agreement to help fund the building of a new facility in Newark, Delaware. The $5.0 million loan expired in December 2016. The $12.0 million loan bears an annual interest rate of LIBOR, plus 4%. The weighted average interest rate of these borrowings was 4.5% and 5.1% for the years ended December 31, 2016 and 2017, respectively. The loan requires monthly payments and is secured by the manufacturing facility. As of December 31, 2017 and March 31, 2018, the outstanding debt related to these credit agreements was $4.9 million and $4.5 million, respectively. Under the terms of these credit agreements, we are required to comply with various restrictive covenants. As of December 31, 2017 and March 31, 2018, we were in compliance with all of the covenants. In addition, the credit agreements also include a cross-default provision which provides that the remaining balance of borrowings under the agreements will be due and payable immediately if a lien is placed on the Newark facility in the event we default on any indebtedness in excess of $100,000 individually or $300,000 in the aggregate.

Between December 2014 and June 2015, we issued $193.2 million of three-year subordinated secured convertible promissory notes (the 8% Notes) to certain investors. The 8% Notes bear a fixed annual interest rate of 8.0%, compounded monthly, and are payable in cash or in kind at the election of the investor. The 8% Notes were originally due at maturity in December 2017, but in January 2018, we amended the terms of the 8% Notes to extend the payment terms to December 2019 and December 2020. The accrued interest would be due on each anniversary of the respective original issuance date of the 8% Notes. As of December 31, 2017 and March 31, 2018, the outstanding principal and accrued interest on the 8% Notes was $244.7 million and $249.4 million, respectively. The outstanding principal and accrued interest on each 8% Note, other than the Constellation Note (as defined below), will mandatorily convert into shares of our Series G convertible preferred stock at a conversion price per share of $25.76, and each such share of Series G convertible preferred stock will convert automatically into one share of our common stock, immediately prior to completion of an initial public offering. In January 2018, we entered into an amended and restated subordinated convertible promissory note with Constellation NewEnergy, Inc. (the Constellation Note), one of the existing holders of the 8% Notes, which reduced the interest rate of such note to a fixed annual interest rate of 5.0%, compounded monthly, and provided that the outstanding principal and accrued interest on such note may be converted prior to the closing of this offering, at the option of the holder, into shares of our Series G convertible preferred stock as described above, or, after the closing of this offering, into shares of our Class B common stock at a conversion price per share of $25.76.

In December 2015, we entered into two promissory note agreements with J.P. Morgan Securities LLC and Canadian Pension Plan Investment Board (CPPIB) for the issuance of $160.0 million of convertible promissory notes. The notes (the 6% Notes) bear a 6.0% fixed interest rate, compounded monthly, and are due at maturity in December 2020. Interest on these notes is payable in cash or by the issuance of additional 6% Notes. As of December 31, 2017 and March 31, 2018, the debt outstanding under the 6% Notes was $286.1 million and $290.4 million, respectively, including accrued interest. In January 2016, we issued an additional $25.0 million aggregate principal amount of these notes, and in September 2016 we issued an additional $75.0 million aggregate principal amount of these notes. In September 2017, J.P. Morgan’s principal and interest balance associated with the initial issuance of $160.0 million was transferred to CPPIB. Under the terms of the indenture governing the 6% Notes, we are required to comply with various restrictive covenants, including meeting reporting requirements, such as the preparation and delivery of audited consolidated financial statements, and restrictions on investments. As of December 31, 2017 and March 31, 2018, we were in compliance with all of such covenants. In addition, we are required to maintain collateral which secures the 6% Notes in an amount equal to 200% of the principal amount of and accrued and unpaid interest on the outstanding notes. This minimum collateral test is not a negative covenant and does not result in a default if not met. However, the minimum collateral test does restrict us with respect to investing in non-PPA subsidiaries. If we do not meet the minimum collateral test, we cannot invest cash into any non-PPA subsidiary that is not a guarantor of the notes.

The outstanding principal and accrued interest do not mandatorily convert into common stock in the event of an initial public offering. At the election of the investors, the accrued interest and the unpaid principal can be converted into common stock at any time following an initial public offering with gross proceeds of at least $150.0 million (Qualified IPO) and prior to the maturity date. Following the Qualified IPO, the outstanding amount of the 6% Notes will be convertible into shares of Class B common stock at a conversion price per share equal to the lower of $30.91 and 75% of the offering price of our Class A common stock sold in this offering. These notes are also convertible upon a change of control prior to a Qualified IPO. The notes are also redeemable at our option, in whole or in part, in connection with a change of control or if our common stock trades at a price equal to at least 150% of the public offering price per share for this offering for a period of 20 trading days during a period of 30 consecutive trading days at a redemption price equal to 100% of the principal amount of the notes plus accrued but unpaid interest. The 6% Notes also include a cross-acceleration provision which provides that the holders of at least 25% of the outstanding principal amount of the 6% Notes may cause such notes to become immediately due and payable if we or any of our subsidiaries default on any indebtedness in excess of $15.0 million such that the repayment of such indebtedness is accelerated. In addition, in connection with the issuance of these additional notes, we agreed to issue to certain purchasers of the notes, upon the occurrence of certain conditions, warrants to purchase up to a maximum of 469,333 shares of our Class B common stock at an exercise price of $0.01 per share. The warrants will automatically be deemed exercised pursuant to their terms immediately prior to the completion of this offering.

In June 2017, we issued $100.0 million of senior secured notes. The notes (the “10% Notes”) mature in July 2024 and bear a 10.0% fixed rate of interest, payable semi-annually. The notes have a continuing security interest in the cash flows payable to us as servicing, operations and maintenance fees, as well as administrative fees from the five active power purchase agreements in our Bloom Electrons program. As of March 31, 2018, the debt outstanding under the 10% Notes was $100.0 million. Under the terms of the indenture governing the 10% Notes, we are required to comply with various restrictive covenants, including meeting reporting requirements, such as the preparation and delivery of audited consolidated financial statements, and restrictions on investments. As of March 31, 2018, we were in compliance with all of such covenants. In addition, we are required to maintain collateral which secures the 10% Notes based on debt ratio analyses. This minimum collateral test is not a negative covenant and does not result in a default if not met. However, the minimum collateral test does restrict us with respect to investing in non-PPA subsidiaries. If we do not meet the minimum collateral test, we cannot invest cash into any non-PPA subsidiary that is not a guarantor of the notes.

PPA Entities’ Indebtedness

Bloom Electrons, our PPA financing program, is financed via special purpose investment entities (PPA entities). These entities are financed by third-party investors and us. The capitalization of a PPA entity is generally comprised of tax equity investors, debt providers and us, as a minority shareholder (generally less than 10% of the capital stock). The debt that is invested into the PPA entities is non-recourse to us.

Our PPA entities have available lines of credit with financial institutions that allow them to borrow funds for purchase and construction of equipment, additional working capital, and general corporate purposes. These credit facilities are secured by the PPA entities’ assets and subject to guaranties by Bloom. Each of such PPA entities is obligated to make quarterly principal and interest payments according to a schedule agreed between us, the tax equity investors and the debt providers. The debt is either a “term loan”, where the final maturity date coincides with the expiration of the offtake agreements included in the project, or a “mini-perm loan”, where the final maturity date occurs at some point prior to such expiration; in the case of these “mini-perm loans”, we will need to refinance these loans on or prior to their maturity date by procuring debt from other sources and using the proceeds of such new debt to repay the existing loans.

On March 20, 2013, PPA Company II entered into an agreement to refinance an existing loan. The total amount of the loan was $144.8 million, which included $28.8 million to repay outstanding principal of existing debt, $21.7 million for debt service reserves and transaction costs, and $94.3 million to fund the remaining system purchases. The loan is a fixed rate term loan that bears an annual interest rate of 5.22% payable quarterly. The loan has a fixed amortization schedule of the principal, beginning March 30, 2014, which requires repayment in full by March 30, 2025. The loan is also non-recourse and secured by all of the assets of PPA Company II. As of December 31, 2017 and March 31, 2018, the debt outstanding was $91.1 million and $88.4 million, respectively. Under the terms of this credit agreement, PPA Company II is required to comply with various covenants including restrictions on indebtedness, and must also maintain a debt service coverage ratio, as defined in the loan agreement, at the end of each fiscal quarter in order to make any distributions or pay any dividends. As of December 31, 2017 and March 31, 2018, PPA Company II was in compliance with all of the covenants. In addition, the loan also includes a cross-default provision which provides that holders of more than 25% of the outstanding principal amount of the loan may cause the remaining amount under the loan to be due and payable immediately if PPA Company II defaults on any indebtedness in excess of $1.5 million and such default causes the repayment of such indebtedness to be accelerated.

In December 2012, PPA Company IIIa entered into a $46.8 million credit agreement to help fund the purchase and installation of our Energy Servers. The loan requires quarterly payments, is due in September 2028, and bears a fixed interest rate of 7.5% payable quarterly. The loan is secured by PPA Company IIIa’s machinery and equipment, account receivables, inventory and other assets, as well as the 100% equity interest in PPA Company IIIa held by 2012 V PPA Holdco, LLC. As of December 31, 2017 and March 31, 2018, the debt outstanding was $41.9 million and $41.6 million, respectively. Under the terms of this credit agreement, PPA Company IIIa is required to comply with various covenants, including meeting reporting requirements, such as the preparation and delivery of audited consolidated financial statements, and restrictions on indebtedness. PPA Company IIIa must also maintain a debt service coverage ratio, as defined in the credit agreement, at the end of each fiscal quarter in order to make any distributions or pay any dividends. As of December 31, 2017 and March 31, 2018, PPA Company IIIa was in compliance with all of the covenants. In addition, the credit agreement also includes a cross-default provision which provides that the lender will no longer be obligated to make any loan commitments and the remaining obligations under the credit agreement shall become due and payable immediately if PPA Company IIIa defaults on any indebtedness in excess of $500,000 or the repayment of any indebtedness is accelerated.

In September 2013, PPA Company IIIb entered into a credit agreement to help fund the purchase and installation of our Energy Servers. In accordance with that agreement, PPA Company IIIb issued floating rate debt based on an annual LIBOR rate, plus a margin of 5.2%. The debt requires quarterly principal payments and is due in October 2020. The weighted average interest rate of these borrowings was 6.0% and 6.5% for the years ended December 31, 2016 and 2017, respectively. The aggregate amount of the debt facility is $32.5 million, which includes $1.45 million to be placed in a debt service reserve account. The loan is secured by PPA Company IIIb’s machinery and equipment, account receivables, inventory and other assets, as well as the 100% equity interest in PPA Company IIIb held by 2013 ESA Holdco, LLC. As of December 31, 2017 and March 31, 2018, the debt outstanding was $25.6 million and $25.4 million, respectively. Under the terms of this credit agreement, PPA Company IIIb is required to comply with various covenants, including meeting reporting requirements, such as the preparation and delivery of audited consolidated financial statements, and restrictions on indebtedness. In addition, PPA Company IIIb must also maintain a historical debt service coverage ratio, as defined in the credit agreement, and a prospective debt service coverage ratio, as defined in the credit agreement, at the end of each fiscal quarter in order to make any distributions or pay any dividends. As of December 31, 2017 and March 31, 2018, PPA Company IIIb was in compliance with all of the covenants. In addition, the credit agreement also includes a cross-default provision which provides that the lender may demand that the remaining obligations under the credit agreement be due and payable immediately if PPA Company IIIb defaults in payment on any indebtedness in excess of $500,000 or the repayment of any indebtedness is accelerated.

In July 2014, PPA Company IV issued senior secured notes (PPA IV Notes) amounting to $99.0 million to third parties to help fund the purchase and installation of our Energy Servers. The PPA IV Notes bear a fixed annual interest rate of 6.1%, payable quarterly. The principal amount of the PPA IV Notes is payable quarterly starting in December 2015 and ending in March 2030. The PPA IV Notes are secured by all the assets of the PPA Company IV. As of December 31, 2017 and March 31, 2018, the aggregate balance outstanding under the PPA IV Notes was $85.3 million and $84.9 million, respectively. Under the terms of the note purchase agreement, PPA Company IV is required to comply with various covenants, including meeting reporting requirements, such as the preparation and delivery of audited consolidated financial statements, and restrictions on indebtedness. In addition, PPA Company IV must also maintain a debt service coverage ratio, as defined in the loan agreement, at the end of each fiscal quarter in order to make any distributions or pay any dividends. As of December 31, 2017 and March 31, 2018, PPA Company IV was in compliance with all of the covenants. In addition, the notes also include a cross-default provision which provides that holders of more than 25% of the principal amount of the notes may cause the loan to be due and payable immediately if PPA Company IV defaults on any indebtedness in excess of $1.5 million such that the repayment of such indebtedness is accelerated.

In June 2015, PPA Company V entered into a $131.2 million credit agreement to help fund the purchase and installation of our Energy Servers. PPA Company V has issued floating rate debt with an interest rate based on LIBOR plus an applicable margin over LIBOR. The applicable margins used for calculating interest expense are 2.25% for years 1-3 following the Term Conversion Date and 2.5% thereafter. The loan was initially in the form of a “construction loan”, with a stated maturity date of February 28, 2017, and was converted into a “term loan” on February 28, 2017 (“Term Conversion Date”). The loan will mature on December 31, 2021. The weighted average interest rate of borrowings was 2.6% and 3.3% for the years ended December 31, 2016 and 2017, respectively. The loan requires quarterly principal payments beginning in March 2017 and is due in December 2021. The loan is secured by PPA Company V’s machinery and equipment, account receivables, inventory and other assets, as well as the 100% equity interest in PPA Company V held by 2015 ESA Holdco, LLC. As of December 31, 2017 and March 31, 2018, the debt outstanding was $128.4 million and $127.7 million, respectively. Under the terms of the credit agreement, PPA Company V is required to comply with various covenants, including meeting reporting requirements, such as the preparation and delivery of audited consolidated financial statements, and restrictions on indebtedness, and must also maintain a debt service coverage ratio, as defined in the credit agreement, at the end of each fiscal quarter in order to make any distributions or pay any dividends. As of December 31, 2017 and March 31, 2018, PPA Company V was in compliance with all of the covenants. In addition, the credit agreement also includes a cross-default provision which provides that lender may immediately terminate all lending commitments and request the remaining amount under the loan agreement be due and payable immediately if PPA Company V defaults on any indebtedness such that the repayment of such indebtedness is accelerated.

Pursuant to the loan documents entered into by the applicable PPA entity in connection with each applicable project company, such project company may be required to prepay some or all of the then-outstanding Project Debt associated with the applicable PPA project. The following is intended to be representative of the common pre-payment circumstances that are globally applicable. This is not an exhaustive list of possible scenarios, as individual PPA projects have individually-negotiated prepayment circumstances beyond what is presented here:

•	Default: As a general matter, the lenders associated with each PPA project may require the immediate repayment of all outstanding debt upon the occurrence of an event of default by the PPA entity under the loan documents. Events of default are contractually negotiated on an individual basis in each project, but typically include (i) failure to pay when due any sums owed under the loan documents, (ii) the untruth or inaccuracy of material representations and warranties made by the PPA entity under the loan documents, (iii) the failure to perform any covenants of the PPA entity under the loan documents, (iv) bankruptcy events of the PPA entity and (v) loss or abandonment of project assets, including by eminent domain.

•	Proceeds of Insurance: The Project Debt documents require that any proceeds of casualty insurance maintained with respect to the project assets be used to prepay the Project Debt unless such funds are used to repair or replace the applicable assets.

•	Warranty Proceeds: The Project Debt documents require that any funds paid by us to the applicable PPA entity in connection with refund claims for failure to meet the Output Warranty or Efficiency Warranty set forth in the applicable O&M Agreement be used to prepay the Project Debt.

•	Termination Value Payments: The Project Debt documents require that any funds received by the PPA entity from a PPA customer in the form of a termination value payment made in connection with such customer’s early termination of an offtake agreement be used to prepay the Project Debt.

•	Asset Sales: The Project Debt documents require that any funds received by the PPA entity in connection with the sale of any project assets be used to prepay the Project Debt.

In addition, under PPA Company II’s credit agreement, PPA Company II is obligated to offer to repay all outstanding debt in the event that we obtain an investment grade credit rating unless we provide a guarantee of the debt obligations of the PPA Company II. Upon receipt of such offer, the lenders may elect to require PPA

Company II to prepay all remaining amounts owed under PPA Company II’s project debt. Under PPA Company IIIa’s credit agreement, on or before February 19, 2019 PPA Company IIIa is obligated to offer its lenders an insurance policy or performance bond to mitigate the risk that we will fail to perform our obligations under our operation and maintenance obligations to PPA Company IIIa. Upon receipt of such an offer, the lenders may elect to require PPA Company IIIa to obtain such insurance policy or performance bond, at PPA Company IIIa’s expense, or elect to require PPA Company IIIa to prepay all remaining amounts owed under PPA Company IIIa’s project debt. Under PPA Company IV’s credit agreement, PPA Company IV is obligated to offer to repay all outstanding debt in the event that at any time we fail to own (directly or indirectly) at least 50.1% of the equity interest of PPA Company IV not owned by the tax equity investor(s). Upon receipt of such offer, the lenders may elect to require PPA Company IV to prepay all remaining amounts owed under PPA Company IV’s project debt.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands)

Net cash provided by (used in):
Operating activities	$(282,826)	$(67,176)	$(64,047)	$(34,487)
Investing activities	(8,979)	(31,933)	(936)	6,536
Financing activities	283,383	61,806	(3,204)	(9,069)

Net change in cash and cash equivalents	$(8,422)	$(37,303)	$(68,187)	$(37,020)

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands)

Net cash used in operating activities	$(282,826)	$(67,176)	$(64,047)	$(34,487)
Net cash provided by (used in) purchase of property, plant and equipment	(8,979)	(31,933)	(936)	6,536
Net cash provided by (used in) PPA operating activities and PPA purchase of property, plant and equipment*	(272,933)	(24,797)	5,393	16,614

*	The PPA operating cash flows, which is a subset of our consolidated cash flows used in operating activities and represents the stand alone cash flows used in operating activities of the combined PPA companies prepared in accordance with GAAP, consists principally of cash used to run the operations of the PPA companies, including the purchase of Energy Servers from Bloom, which was $217.2 million, none, and none for the years ended December 31, 2016 and 2017 and as of March 31, 2018, respectively. PPA entities finance the purchase of Energy Servers through investment by equity investors and debt issuances, which are reflected in the consolidated cash flows from operating activities. We believe this presentation of net cash provided by (used in) PPA operating activities and PPA purchase of property, plant and equipment is useful to provide the reader the impact to consolidated cash flows of the PPA entities which we have only a minority interest.

Operating Activities

In the three months ended March 31, 2018, we used approximately $34.5 million in operating activities. This cash outflow primarily resulted from a net loss of $17.7 million, reduced by non-cash items including depreciation of approximately $10.8 million and stock-based compensation of approximately $8.0 million. The cash outflow also resulted from an increase in inventory of $6.8 million, an increase in accounts receivable of $28.2 million, a decrease in deferred revenue and customer deposits of approximately $22.3 million relating to upfront milestone payments received from customers and decrease in accrued and other current liabilities of $10.0 million. These outflows were offset by a decrease in deferred cost of revenue of $16.3 million, and an increase in other long-term liabilities of $8.0 million.

In the year ended December 31, 2017, we used approximately $67.1 million in operating activities. This cash outflow primarily resulted from a net loss of $262.6 million, reduced by non-cash items including depreciation of approximately $46.1 million and stock-based compensation of approximately $30.5 million. The cash outflow also resulted from an increase in deferred cost of revenue of $71.0 million. These outflows were offset by a decrease in accounts receivable of $4.8 million, an increase in accounts payable of $7.1 million, an increase in other long-term liabilities of $43.2 million, and an increase in deferred revenue and customer deposits of approximately $91.9 million relating to upfront milestone payments received from customers.

In the year ended December 31, 2016, we used approximately $282.8 million in operating activities. This cash outflow primarily resulted from a net loss of $279.6 million, reduced by non-cash items including depreciation of approximately $43.1 million and stock-based compensation of approximately $28.1 million. The cash outflow also resulted from an increase in customer financing receivables of $211.6 million for purchases of Energy Servers by our PPA entities, an increase in inventory of $0.2 million and an increase in deferred cost of revenue of $84.7 million. This cash outflow was partially offset by an increase in accounts payable of $4.8 million, other current liabilities of $11.2 million, an increase in other long-term liabilities of $46.8 million, and an increase in deferred revenue and customer deposits of approximately $183.6 million relating to upfront milestone payments received from customers.

Cash provided by (used in) operating activities does not reflect the cash payments from our PPA entities for the Energy Servers at the time of acceptance. These cash receipts are generally included within financing activities, due to the consolidation of the PPA entities into our consolidated financial statements.

In the years ended December 31, 2017 and March 31, 2018, we collected cash related to billings for product accepted of $295.1 million and $79.3 million, respectively. In the years ended December 31, 2017 and March 31, 2018, we collected cash related to billings for installation costs related to product acceptances of $96.6 million and $5.7 million, respectively. Further, in the years ended December 31, 2017 and March 31, 2018, we collected cash related to billings for maintenance services agreements of $62.3 million and $10.5 million, respectively.

Investing Activities

Our investing activities consist primarily from purchase of marketable securities and capital expenditures. Capital expenditures include projects by us to maintain or increase the scope of our manufacturing operations. These capital expenditures also include leasehold improvements to our office space, purchases of office equipment, IT infrastructure equipment and furniture and fixtures.

In the three months ended March 31, 2018, we generated approximately $6.5 million in investing activities. This cash inflow is primarily from net maturities of marketable securities $6.7 million offset by $0.2 million for newly purchased capital assets and an investment that improves the useful life of existing capital assets such as manufacturing, testing and tooling equipment.

In the year ended December 31, 2017, we used approximately $31.9 million in investing activities. This cash outflow is primarily used $26.8 million for net purchases of marketable securities and $5.1 million for newly purchased capital assets and an investment that improves the useful life of existing capital assets such as manufacturing, testing and tooling equipment.

In the year ended December 31, 2016, we used approximately $9.0 million in investing activities for the acquisition of factory machinery and equipment.

Financing Activities

In the three months ended March 31, 2018, we used approximately $9.1 million from financing activities. The cash outflow is primarily from distributions paid to our PPA tax equity investors of approximately $3.8 million and repayments of $4.8 million of long-term debt and a revolving line of credit.

In the year ended December 31, 2017, we generated approximately $61.8 million from financing activities. We generated approximately $13.6 million of this amount from proceeds from financings in our PPA entities, offset by distributions paid to our PPA tax equity investors of approximately $23.6 million. We received net proceeds of approximately $93.9 million from the issuance of debt, offset by repayments of $21.4 million of long-term debt and a revolving line of credit.

In the year ended December 31, 2016, we generated approximately $283.4 million from financing activities. We generated approximately $209.9 million of this amount from proceeds from financings in our PPA entities, offset by distributions paid to our PPA tax equity investors of approximately $45.8 million. We received net proceeds of approximately $148.2 million from the issuance of debt, offset by repayments of $33.1 million of long-term debt and a revolving line of credit.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations and the debt of our consolidated PPA entities that is non-recourse to Bloom as of December 31, 2017:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Contractual Obligations or Other Commitments:
Recourse debt(1)	$635,786	$1,691	$534,095	$100,000	$—
Non-recourse debt(2)	372,318	18,446	66,961	159,698	127,213
Operating leases	16,070	6,404	8,701	705	260
Sale-leaseback leases from managed services	223,041	23,535	73,606	77,494	48,406
Other sale-leaseback related transactions	31,781	—	31,781	—	—
Natural gas fixed price forward contracts	15,368	4,647	8,216	2,505	—
Grant for Delaware facility	10,469	—	—	10,469	—
Interest rate swap	5,904	—	393	—	5,511
Preferred Series G stock liability	5,150	—	5,150	—	—
Supplier purchase commitments	17,533	2,691	14,842	—	—
Renewable energy credit obligations	2,364	584	1,780	—	—
Asset retirement obligations	500	—	500	—	—

Total	$1,336,284	$57,998	$746,025	$350,871	$181,390

(1)	Our 6% Notes and our credit agreements related to the building of our facility in Newark, Delaware each contain cross-default or cross-acceleration provisions. See “—Credit Facilities—Bloom Energy Indebtedness” above for more details.
(2)	Each of the debt facilities entered into by PPA Company II, PPA Company IIIa, PPA Company IIIb, PPA Company IV and PPA Company V contain cross-default provisions. See “—Credit Facilities—PPA Entities’ Indebtedness” above for more details.

Included within the long-term debt balances above is $244.7 million in recourse debt in the form of 8% Notes, $215.9 million of which will convert into shares of Class B common stock automatically at the completion of this offering. Further, $286.1 million of long-term recourse debt is in the form of 6% Notes, net of the $140.8 million adjustment to fair value of the underlying derivative instrument and net of a discount of $3.8 million, which will be convertible into equity as described above. The remaining $103.2 million of the long-term recourse debt is from the 10% Senior Secured Notes and Term Loan. During the year ended December 31, 2017, we generated an additional $73.4 million in sale-leaseback transactions pursuant to incremental managed services arrangements.

In March 2012, we entered into an agreement with the Delaware Economic Development Authority to provide a grant of $16.5 million to us as an incentive to establish a new manufacturing facility in Delaware and to provide employment for full time workers at the facility over a certain period of time. We have two types of milestones that we must complete to retain the entire amount of the grant proceeds. The first milestone was to provide employment for 900 full time workers in Delaware by the end of the current recapture period of September 30, 2017. The second milestone was to pay these full time workers a cumulative total of $108.0 million in compensation by September 30, 2017, the end of the first recapture period. Further, there are two additional recapture periods at which time we must continue to employ 900 full time workers and the cumulative total compensation paid by us is required to be at least $324.0 million by September 30, 2023. As of March 31, 2018, we had 277 full time workers in Delaware and had paid $74.5 million in cumulative compensation. We have so far received $12.0 million of the grant which is contingent upon our meeting the milestones through September 30, 2023. In the event that we do not meet the milestones, we may have to repay the Delaware Economic Development Authority, including up to $5.0 million on September 30, 2021 and up to an additional $2.5 million on September 30, 2023. As of December 31, 2017 and March 31, 2018 we had paid $1.5 million for recapture provisions and $10.5 million in other long-term liabilities related to this agreement (see Note 12, Other Long-Term Liabilities, to our consolidated financial statements).

Our PPA entities are structured in a manner such that other than the amount of any equity investment we have made, we do not have any further liability for the debts or other obligations of the PPA entities. In some cases, we were required to guarantee obligations of the PPA entities, such as the performance and operating efficiency warranties of the Energy Servers, representations and warranties made to the other investors in the PPA entity, and the performance of covenants. As a result, we could be obligated to make payments to these PPA entities or the other investors in the event of a breach of these representations, warranties or covenants. As of December 31, 2016, PPA Company IIIb and PPA Company V had $26.3 million and $131.2 million in principal indebtedness outstanding, respectively. PPA Company IIIb’s indebtedness matures in October 2020, although it has power purchase agreements with terms through 2030. As of December 31, 2017, PPA Company IIIb and PPA Company V had $25.6 million and $128.4 million in principal indebtedness outstanding, respectively. PPA Company V’s indebtedness matures on December 31, 2021 although PPA Company V has power purchase agreements with terms through 2031. As of March 31, 2018, PPA Company IIIb and PPA Company V had $25.4 million and $127.7 million in principal indebtedness outstanding, respectively. Accordingly, this indebtedness will need to be refinanced at its maturity date. If we are unable to refinance this indebtedness on similar or more favorable economic terms, the projects could face increased costs than originally anticipated, which could result in us choosing to make additional payments to the entity to cover these additional costs. If we are unable to repay or refinance this indebtedness, the lenders could declare an event of default under the indebtedness.

Off-Balance Sheet Arrangements

We include in our consolidated financial statements all assets and liabilities and results of operations of our PPA entities that we have entered into and have substantial control. We have not entered into any other transactions that have generated relationships with unconsolidated entities or financial partnerships or special purpose entities. Accordingly, we do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks as part of our ongoing business operations, primarily exposure to changes in interest rates and fuel prices. Our sales contracts are primarily denominated in U.S. dollars, and therefore, substantially all of our revenue is not subject to foreign currency risk. In addition, an increasing portion of our operating expenses is incurred outside the United States, is denominated in foreign currencies, and is subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and operating results could be adversely affected.

Interest Rates

Our cash and cash equivalents are invested in money market funds. Our short-term investments are invested in U.S. Treasury bills. We believe that we do not have any material exposure to changes in fair value as a result of changes in interest rates due to the short-term nature of our cash equivalents and short-term investments. We have not been exposed to material risks on investment income due to changes in interest rates given the low levels of interest being earned on money market funds and U.S. Treasury bills.

We are exposed to interest rate risk related to our indebtedness that bears interest at floating rates based on LIBOR plus a specified margin. We generally hedge interest rate risks of floating-rate debt with interest rate swaps. Changes in interest rates are generally offset by the related hedging instruments. For fixed-rate debt, interest rate changes do not affect our earnings or cash flows. We do not believe that an increase or decrease in interest rates of a hypothetical 10% would have a material effect on our operating results or financial condition.

Commodity Price Risk

We are subject to commodity price risk arising from price movements for natural gas that we supply to customers under certain power purchase agreements to operate our Energy Servers. We manage this risk by entering into forward contracts as economic hedges of commodity price risk to control the cost of natural gas. As a result, we do not believe that a 10% change in commodity prices would have a material effect on our operating results or financial condition.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our future financial statements will be affected to the extent that our actual results materially differ from these estimates.

We believe that of our significant accounting policies, which are described in Note 2 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with U.S. GAAP and reflect our accounts and operations and those of our subsidiaries in which we have a controlling financial interest. We use a qualitative approach in assessing the consolidation requirement for our PPA entities. This approach focuses on determining whether we have the power to direct the activities of the PPA entities that most significantly affect the PPA entities’ economic performance and whether we have the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the PPAs. For all periods presented, we have determined that we are the primary beneficiary in all of our operational PPA entities because we have a majority of the voting interests of the entities, have the power to direct the activities of the PPA entities and bear the obligation to absorb losses, and the right to receive benefits that could be significant. For additional information, see Note 14, Power Purchase Agreement Programs, to our consolidated financial statements included in this prospectus. We evaluate our relationships with the PPA entities on an ongoing basis to ensure that we continue to be the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation. Certain prior period balances have been reclassified to conform to the current period presentation.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Significant estimates include assumptions used to compute the best estimate of selling-prices (BESP), fair value of lease and non-lease components, such as estimated output, efficiency and residual value of the Energy Servers, estimates for inventory write-downs, estimates for future cash flows and economic useful lives of property, plant and equipment, other long-term assets, valuation of certain accrued liabilities, such as derivative valuations, accrued warranty and extended maintenance and estimates for recapture of U.S. Treasury grants, income taxes and deferred tax asset valuation allowances, warrant liabilities, stock-based compensation costs, and allocation of profit and losses to the noncontrolling interests. Actual results could differ materially from these estimates under different assumptions and conditions.

Revenue Recognition

We primarily earn revenue from the sale and installation of our Energy Servers to direct and lease customers, by providing services under our operations and maintenance services contracts, and by selling electricity to customers under PPA agreements. We offer our customers several ways to finance their purchase of an Energy Server. Customers may choose to purchase our Energy Servers outright. Customers may also lease our Energy Servers through one of our financing partners as a traditional lease or managed services agreement.

Direct Sales

We recognize revenue from contracts with customers for the sales of products and services included within these contracts in accordance with ASC 605-25 (revenue recognition for multiple-element arrangements).

Revenue from the sale and installation of Energy Servers to direct customers is recognized when all of the following criteria are met:

•	Persuasive Evidence of an Arrangement Exists. We rely upon non-cancelable sales agreements and purchase orders to determine the existence of an arrangement.

•	Delivery and Acceptance has Occurred. We use shipping documents and confirmation from our installations team that the deployed systems are running at full power as defined in each contract to verify delivery and acceptance.

•	The Fee is Fixed or Determinable. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction.

•	Collectability is Reasonably Assured. We assess collectability based on the customer’s credit analysis and payment history.

Most of our arrangements, other than renewals of maintenance, are multiple-element arrangements with a combination of Energy Servers, installation, and maintenance services. Products and services generally qualify as separate units of accounting. For multiple-element arrangements, we allocate revenue to each unit of accounting based on an estimated selling price at the arrangement inception. The estimated selling price for each element is based upon the following hierarchy: vendor-specific objective evidence (VSOE) of selling price, if available;

third-party evidence (TPE) of selling price, if VSOE of selling price is not available; or best estimate of selling price (BESP), if neither VSOE of selling price nor TPE of selling price are available. The total arrangement consideration is allocated to each separate unit of accounting using the relative estimated selling prices of each unit based on the aforementioned selling price hierarchy. We limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting any specified performance conditions.

We have not been able to obtain reliable evidence of the selling price. Given that we have never sold an Energy Server without a maintenance service agreement, and vice-versa, we have no evidence of selling prices for either and virtually no customers have elected to cancel their maintenance agreements and continue to operate the Energy Servers. Our objective is to determine the price at which we would transact business if the items were being sold separately. As a result, we estimate our selling price driven primarily by our expected margin on both the Energy Server and maintenance service agreement based on our respective costs or, in the case of maintenance service agreements, the estimated costs to be incurred during the service period.

Costs for Energy Servers include all direct and indirect manufacturing costs, applicable overhead costs and costs for normal production inefficiencies (i.e., variances). We then apply a margin to the Energy Servers to determine the selling price to be used in our BESP model. Costs for maintenance service arrangements are estimated over the life of the maintenance contracts and include estimated future service costs and future product costs. Product costs over the period of the service arrangement are impacted significantly by the longevity of the fuel cells themselves. After considering the total service costs, we apply a slightly lower margin to our service costs than to our Energy Servers because we intend to transact separate service sales at margins slightly below Energy Server margins.

The determination of BESP is made through consultation with and approval by our management. As our business offerings and eligibility for the ITC evolve over time, we may be required to modify our estimated selling prices in subsequent periods, and our revenue could be adversely affected.

We do not offer extended payment terms or rights of return for our products. Upon shipment of the product, we defer the product’s revenue until the acceptance criteria have been met. Such amounts are recorded within deferred revenue in the consolidated balance sheets. The related cost of such product is also deferred as a component of deferred cost in the consolidated balance sheets until customer acceptance. Prior to shipment of the product, any prepayment made by the customer is recorded as customer deposits. Customer deposits were $29.5 million and $10.2 million as of December 31, 2016 and 2017, respectively, and were included in deferred revenue and customer deposits in the consolidated balance sheets.

Traditional Leases

Under this financing option, we sell our Energy Servers through a direct sale to a financing partner, who in turn leases the Energy Servers to the customer under a lease agreement between the customer and the financing partner. In addition, we contract with the customer to provide extended maintenance services from the end of the standard one-year warranty period until the remaining duration of the lease term.

Payments received are recorded within deferred revenue and customer deposits in the consolidated balance sheets until the acceptance criteria, as defined within the customer contract, are met. The related cost of such product is also deferred as a component of deferred cost in the consolidated balance sheets, until acceptance.

We also sell extended maintenance services to our customers that effectively extend the standard warranty coverage. Payments from customers for the extended maintenance contracts are received at the beginning of each service year. Accordingly, the customer payment received is recorded as deferred revenue, and revenue is recognized ratably over the extended maintenance contract.

As discussed within the “direct sales” section above, our arrangements with our traditional lease customers are multiple-element arrangements as they include a combination of Energy Servers, installation and extended maintenance services. Accordingly, we recognize revenue from contracts with customers for the sales of products and services included within these contracts in accordance with ASC 605-25 (revenue recognition for multiple-element arrangements).

Operations and Maintenance Services

We typically provide a standard one-year warranty against manufacturing or performance defects and a performance guarantee to our direct sales and traditional lease customers. The performance guarantee has not resulted in any material obligations to date. We also sell to these customers operations and maintenance services that effectively extend the standard warranty coverage under maintenance agreements for up to twenty additional years. These customers generally have an option to renew or cancel the operations and maintenance services on an annual basis. Revenue is recognized from such operations and maintenance services ratably over the term of the service (or annual renewal period).

Managed Services

We are a party to master lease agreements that provide for the sale of Energy Servers to third-parties and the simultaneous leaseback of the systems, which we then sublease to our customers through our managed services program. In sale-leaseback sublease arrangements, we first determine whether the Energy Servers under the sale-leaseback arrangement are “integral equipment.” An Energy Server is determined to be integral equipment when the cost to remove the system from its existing location, including the shipping costs of the Energy Server at the new site, including any diminution in fair value, exceeds 10% of the fair value of the Energy Server at the time of its original installation.

As the Energy Servers are determined not to be integral equipment, we determine if the leaseback is classified as a capital lease or an operating lease. The Company’s managed services arrangements are classified as operating leases. As operating leases, we recognize a portion of the revenue and the associated cost of sale and defer the portion of revenue and cost of sale that represents the gross profit that is equal to the present value of the future minimum lease payments over the master leaseback term. For both capital and operating leasebacks, we record the deferred gross profit in our consolidated balance sheet as deferred income and amortize the deferred income over the leaseback term as a reduction to the leaseback rental expense included in operating leases. To date, our managed services has been classified as operating leases.

PPA Sales

Sales-type Leases. Certain arrangements entered into by Bloom Energy 2009 PPA Project Company, LLC (PPA I), PPA Company IIIa and PPA Company IIIb, our affiliates, qualify as sales-type leases in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 840, Leases (ASC 840). A sale is typically recognized when an Energy Server begins generating electricity and has been accepted. We are responsible for the installation, operation and maintenance of the Energy Servers at the customer’s sites, including running the Energy Servers during the term of the PPAs ranging from 10 to 21 years.

The elements included as part of recurring payments from customers are allocated to revenue using the relative fair value method to both the lease and non-lease elements, including service revenue, which is considered an executory cost, fuel revenue, and interest revenue. Revenue and costs related to such elements are generally recognized over the term of the PPA. The customer has the option to purchase the Energy Servers at the then fair market value at the end of the term of the PPA. Service revenue related to sales-type leases of $6.7 million and $4.0 million for the years ended December 31, 2016 and 2017, respectively, and service revenue related to sales-type leases of $1.0 million and $0.9 million for the three months ended March 31, 2017 and 2018, respectively, is included in service revenue in the consolidated statements of operations. Fuel revenue of

$1.9 million and $1.0 million for the years ended December 31, 2016 and 2017, respectively, and fuel revenue of $0.3 million and $0.2 million for the three months ended March 31, 2017 and 2018, respectively, is included in electricity revenue in the consolidated statements of operations. The interest component of the leased asset is deferred as unearned income and is recognized over the life of the lease term as a component of electricity revenue. Interest revenue of $1.8 million and $1.9 million for the years ended December 31, 2016, and 2017, respectively, and interest revenue of $0.5 million and $0.3 million for the three months ended March 31, 2017 and 2018, respectively, is included in electricity revenue in the consolidated statements of operations. We make estimates and judgments about the present value of the minimum lease payments which are based on assumptions that are consistent with our plans and estimates. The amount of our minimum lease payments could be materially affected should the actual amounts differ from our estimates.

Product revenue associated with the sale of the Energy Servers under the PPAs that qualify as sales-type leases is recognized at the present value of the minimum lease payments, which approximate fair value, assuming all other conditions for revenue recognition noted above have also been met.

Operating Leases. PPA arrangements entered into by PPA Company IIIa, PPA Company IIIb, PPA Company IV, and PPA Company V that are, in substance, leases but do not meet the criteria of sales-type leases or direct financing leases in accordance with ASC 840 are accounted for as operating leases. Revenue under these arrangements is recognized as electricity sales and service revenue and provided to the customer at rates specified under the contracts. During the years ended December 31, 2016 and 2017, revenue from electricity sales amounted to $21.2 million and $29.9 million, respectively. During the three months ended March 31, 2017 and 2018, revenue from electricity sales amounted to $7.1 million and $7.7 million, respectively. During the years ended December 31, 2016 and 2017, service revenue amounted to $10.8 million and $15.6 million, respectively. During the three months ended March 31, 2017 and 2018, service revenue amounted to $3.9 million and $3.8 million, respectively.

Tariff Agreements. PPA Company II entered into an arrangement with Delmarva, PJM Interconnection regional transmission organization (PJM), and the State of Delaware under which PPA Company II provides the energy generated from its Energy Servers to PJM, and receives a certain tariff as collected by Delmarva.

Revenue at the tariff rate is recognized as electricity sales and service revenue as it is generated over the term of the tariff. Revenue relating to power generation at the Delmarva sites of $23.0 million and $23.3 million for the years ended December 31, 2016 and 2017, respectively, and revenue relating to power generation at the Delmarva sites of $5.8 million and $5.8 million for the three months ended March 31, 2017 and 2018, respectively, is included in electricity sales in the consolidated statements of operations. Revenue relating to power generation at the Delmarva sites of $13.7 million and $13.9 million for the years ended December 31, 2016 and 2017, respectively, and revenue relating to power generation at the Delmarva sites of $3.5 million and $3.5 million for the three months ended March 31, 2017 and 2018, respectively is included in service revenue in the consolidated statements of operations.

See Note 14, Power Purchase Agreement Programs, in our consolidated financial statements for further information.

Incentives and Grants

Self-Generation Incentive Program (SGIP)

Our PPA entities receive payments under the SGIP which is a program specific to the State of California that provides financial incentives for the installation of new, qualifying self-generation equipment that we own. The SGIP funds are assigned to the PPA entities by the customers and are recorded as other current assets and other long-term assets until received. For sales-type leases, the benefit of the SGIP is recorded as deferred revenue and is recognized as revenue when the Energy Server is accepted. For operating leases, the benefit of the

SGIP funds are recorded as deferred revenue and is amortized on a straight-line basis over the PPA contract period. The SGIP issues 50% of the fully anticipated amount in the first year the equipment is placed into service. The remaining incentive is then paid based on the size of the equipment (i.e., nameplate kilowatt capacity) over the subsequent five years. On July 1, 2016, the CPUC announced that fuel cells will continue to benefit from the incentives provided by the SGIP; however, the SGIP has been modified to provide a greater portion of the incentives for storage technology rather than power generation technology, such as our fuel cells, and has further limited the available allocation of incentives that any participant may claim under the SGIP. In addition, the SGIP will require all eligible power generation sources consuming natural gas to use a minimum of 10% biogas to receive SGIP funds beginning in 2017, with this minimum biogas requirement increasing to 25% in 2018, 50% in 2019 and 100% in 2020. The SGIP is currently scheduled to expire on January 21, 2021 absent extension.

We received $3.3 million and $2.7 million of SGIP funds for the years ended December 31, 2016 and 2017, respectively. We received $0.6 million and $0.3 million of SGIP funds for the three months ended March 31, 2017 and 2018, respectively. The SGIP has operational criteria primarily related to fuel mixture and minimum output for the first five years after the qualified equipment is placed in service. If the operational criteria are not fulfilled, it could result in a partial refund of incentives received. There have been no reductions or refunds of SGIP funds as of March 31, 2018 and while $14.1 million is potentially subject to recapture or refund as of March 31, 2018, we do not expect any recaptures or refunds in the future.

For certain PPA entities, we make SGIP reservations on behalf of the PPA entity. The PPA entity receives the SGIP funds directly from the program and, therefore, bears the risk of loss if these funds are not paid.

U.S. Treasury Grants

We are eligible for U.S. Treasury grants on eligible property as defined under Section 1603 of the American Recovery and Reinvestment Act of 2009. However, to be eligible for the U.S. Treasury grants, a fuel cell system must have commenced construction in 2011 either physically or through the occurrence of sufficient project costs. For fuel cell systems under PPA arrangements, U.S. Treasury grants are considered a component of minimum lease payments. For fuel cell systems deployed under tariff legislation, we record the fuel cell systems net of the U.S. Treasury grants. U.S. Treasury grant receivables are classified as other current assets in our consolidated balance sheets. For operating leases, the benefit of the U.S. Treasury grant is recorded as deferred revenue and is amortized on a straight-line basis over the PPA contract period. We placed in service the last property eligible for U.S. Treasury grants in November of 2013 and collected all of its outstanding remaining U.S. Treasury cash grants during 2014 totaling $54.6 million.

The U.S. Treasury grant program has operational criteria for the first five years after the qualified equipment is placed in service. The criteria includes cash grant recapture provisions if the applicant disposes of the property to a disqualified person or the property ceases to qualify as a specified energy property. If the operational criteria are not fulfilled, it could result in a partial refund of incentives received. Due to the restructuring of our first PPA entity, as discussed in Note 15, PPA I Decommissioning, we indemnified the tax equity investor from any adverse grant recapture consequences. As a result, we accrued $10.0 million in estimated recapture refunds in 2015. In 2016, we recorded a $1.7 million reduction in our estimate of recapture refunds and paid a total of $8.3 million in recapture refunds. As of March 31, 2018, an additional total of $0.1 million in U.S. Treasury grants are potentially subject to recapture or refund under the PPA arrangements for sites that have not been decommissioned to date. None of this amount was paid during the three months ended March 31, 2018.

Investment Tax Credits (ITC)

Our fuel cell systems are eligible for federal investment tax credits, or ITCs, that accrue to eligible property under Internal Revenue Code Section 48. Under PPA arrangements, ITCs are primarily passed through to tax equity investors. Approximately 1% to 10% of the incentives were received by us, with the balance distributed to the remaining investors of the PPA entity. These incentives were accounted for under the flow-through method. Although this federal tax benefit was recently reinstated, it expired at December 31, 2016 and was not available during 2017.

The ITC program has operational criteria for the first five years after the qualified equipment is placed in service. If the qualified energy property is disposed of, or otherwise ceases to be investment credit property before the close of the five year recapture period is fulfilled, it could result in a partial reduction of the incentives. No ITC recapture has occurred as of December 31, 2016 and 2017, and while $18.2 million is potentially subject to recapture as of March 31, 2018, we do not expect any recaptures in the future.

Renewable Energy Credits (RECs)

RECs, which are tradeable energy credits that represent 1 megawatt hour of electricity generated from an eligible renewable energy resource generated in the U.S. are primarily ‘held for use’ and are presented as part of other current assets in the consolidated balance sheets until the RECs are sold and accounted for as revenue. We account for such RECs as output from the facility where they originate. We value these RECs at the lower of cost or market at the end of each reporting period.

To the extent the PPA entities do not produce enough RECs to satisfy the requirements under our PPA entities’ power purchase agreements, we also acquire RECs under stand-alone purchase agreements with third parties to satisfy these REC obligations. Under power purchase agreements with some customers, our PPA entities are required to deliver a specified quantity of biogas RECs or WECC (Western Electricity Coordinating Council) RECs. In order to meet these obligations, our PPA entities enter into REC purchase agreements with third parties to purchase a fixed quantity of the relevant RECs at a fixed price and on a fixed schedule. The PPA entities utilize the Western Renewable Energy Information System (WREGIS), an independent tracking system for the region covered by the WECC, which allows the PPA entities to manage RECs purchased and deliver the RECs to satisfy the customer obligation. Purchased RECs used to satisfy customer obligations are recorded at cost and are presented as part of other current assets and other long-term assets in the consolidated balance sheets. Costs of RECs purchased are expensed as our obligation to provide such RECs to customers occurs.

We estimate the number of excess RECs we will ultimately acquire under the non-cancelable purchase contracts over the number required to satisfy our obligations to our customers. We record a purchase commitment loss if the fair value of RECs is less than the fixed purchase price amount. The purchase commitment loss is recorded on the consolidated balance sheets as a component of other long-term liabilities.

Customer Financing Receivables

Leases are classified as either operating or sales-type leases in accordance with the relevant accounting guidelines. Customer financing receivables are generated by Energy Servers leased to PPA entities’ customers in leasing arrangements that qualify as sales-type leases. Financing receivables represents the gross minimum lease payments to be received from customers and the system’s estimated residual value, net of unearned income and allowance for estimated losses. Initial direct costs for sales-type leases are recognized as cost of revenue when the Energy Servers are placed in service.

We review our customer financing receivables by aging category to identify significant customer balances with known disputes or collection issues. In determining the allowance, we make judgments about the creditworthiness of a majority of our customers based on ongoing credit evaluations. We also consider our historical level of credit losses and current economic trends that might impact the level of future credit losses. We write off customer financing receivables when they are deemed uncollectible. We have not had to maintain an allowance for doubtful accounts to reserve for potentially uncollectible customer financing receivables as historically, all of our receivables have been paid and we expect our current receivables on the consolidated balance sheets to be paid in full. For additional information, see Note 15 to our consolidated financial statements, PPA I Decommissioning.

Accounts Receivable

Accounts receivable primarily represents trade receivables from sales to customers recorded at net realizable value. As we do for our customer financing receivables, we review our accounts receivable by aging category to identify significant customer balances with known disputes or collection issues. In determining the allowance, we make judgments about the creditworthiness of a majority of its customers based on ongoing credit evaluations. We also consider our historical level of credit losses and current economic trends that might impact the level of future credit losses. We write off accounts receivable when they are deemed uncollectible. We have not had to maintain an allowance for doubtful accounts to reserve for potentially uncollectible accounts receivable as historically, all of our receivables have been paid and we expect our current receivables on the consolidated balance sheets to be paid in full.

Inventories

Inventories consist principally of raw materials, work-in-process and finished goods and are stated on a first-in, first-out basis at the lower of cost or market value.

We record inventory excess and obsolescence provisions for estimated obsolete or unsellable inventory equal to the difference between the cost of inventory and estimated net realizable value based upon assumptions about market conditions and future demand for product, including product needed to fulfill our warranty obligations. If actual future demand for our products is less than currently forecasted, additional inventory provisions may be required. Once a provision is recorded, it is maintained until the product to which it relates to is sold or otherwise disposed of.

Long-Lived Assets

Our long-lived assets include property, plant and equipment. The carrying amounts of our long-lived assets are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than originally estimated. Factors that we consider in deciding when to perform an impairment review would include significant negative industry or economic trends and significant changes or planned changes in our use of the assets. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over its remaining life. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset and we would recognize an impairment loss. If the useful life is shorter than originally estimated, we amortize the remaining carrying value over the new shorter useful life. No material impairment of any long-lived assets was identified in the years ended December 31, 2016 or 2017, or in the three months ended March 31, 2018. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from our general ledger, and the resulting gain or loss is reflected in the consolidated statements of operations.

Warranty Costs

We generally warrant our products sold to our direct customers for one year following the date of acceptance of the products (“standard product warranty”). As part of both our standard warranty and maintenance service agreements (“MSA”), we provide output and efficiency guarantees (collectively “performance guarantees”) to our customers when systems operate below contractually specified levels of efficiency and output. Such amounts have not been material to date.

As part of our standard product warranty and MSA obligations, we control the operations of the underlying systems, including their efficiency and output levels. The performance guarantee payments represent our maintenance decisions and are accounted for as costs of goods sold. To estimate the warranty costs, we continuously monitor product returns for warranty failures and maintain the reserve for the related warranty expense based on various factors including historical warranty claims, field monitoring, and results of lab testing. Our obligations under our standard warranty and MSA agreements are generally in the form of product replacement, repair or reimbursement for higher customer electricity costs (also refer to Note 18, Commitments and Contingencies). Further, if the Energy Servers run at a lower efficiency or power output than what we committed under our performance guarantee, then we will reimburse the customer for this underperformance. Our obligation includes ensuring the customer’s equipment operates at least at the efficiency and power output levels set forth in the customer agreement. Our aggregate reimbursement obligation for this performance guarantee for each order is capped at a portion of the purchase price.

Standard Product Warranty

The standard product warranty covers defects in materials and workmanship under normal use and service conditions, and against manufacturing or performance defects. Our warranty accrual represents our best estimate of the amount necessary to settle future and existing claims during the warranty period as of the balance sheet date. We accrue for warranty costs based on estimated costs that may be incurred under our standard obligations including material costs, labor costs, and higher customer electricity costs, should the units not work for extended periods. Estimated costs associated with standard product warranty, including the performance guarantee payments, are recorded at the time of sale as a component of costs of goods sold.

Maintenance Services Agreements

We also sell MSAs to our customers, which are renewable each year, at the option of the customer. The annual MSAs sold to direct customers and the services offered under our Bloom Electrons and managed services arrangements are executory contracts, in which the related maintenance costs, including the costs of performance guarantees are recognized as they are incurred as a component of costs of goods sold.

Prior to fiscal year 2014, certain MSAs with direct customers were accounted for as separately-priced warranty contracts under ASC 605-20-25 Separately Priced Extended Warranty and Product Maintenance Contracts (formerly FTB 90-1), in which we recorded an accrual for any expected costs that exceed the contracted revenues for that one-year service renewal arrangement, and is included as a component of the accrued warranty liability. The related liability was $15.8 million, $9.2 million and $8.5 million as of December 31, 2016 and 2017, and as of March 31, 2018, respectively.

Stock-Based Compensation

We account for stock options and restricted stock units (RSUs) awarded to employees and non-employee directors under the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718, “Compensation Stock Compensation,” (ASC 718) using the Black-Scholes valuation model to estimate fair value. The Black-Scholes valuation model requires us to make estimates and assumptions regarding the underlying stock’s fair value. Determining the fair value of stock-based awards at the grant date requires judgment. The determination of the grant date fair value of options using the Black-Scholes model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, our expected stock price volatility over the expected term of the options, risk-free interest rates and expected dividends that are estimated as follows:

•	Fair Value of Common Stock. Our board of directors considers numerous objective and subjective factors to determine the fair value of our common stock at each meeting at which awards were approved, as discussed in “Common and Redeemable Preferred Stock Valuations” below.

•

Volatility. We determine the price volatility factor based on the historical volatilities of our peer group as we do not have a sufficient trading history for our common stock. Industry peers consist of several public companies in the technology industry that are similar to us in size, stage of life cycle, and financial leverage. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own Class A common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Expected Term. The expected term represents the period that our stock-based awards are expected to be outstanding. We determined the expected term assumption based on our historical exercise behavior combined with estimates of the post-vesting holding period.

•	Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the options for each option group.

•	Dividend Yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy.

In developing estimates used to calculate assumptions, we establish the expected term for employee options and RSUs, as well as expected forfeiture rates, based on the historical settlement experience and after giving consideration to vesting schedules. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Stock-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those stock-based awards that are expected to vest. Previously recognized expense is reversed for the portion of awards forfeited prior to vesting as and when forfeitures occurred. We typically record stock-based compensation expense under the straight-line attribution method over the vest term, which is generally five years and record stock-based compensation expense for performance-based awards using the graded-vesting method. Stock-based compensation expense is recorded in the consolidated statements of operations based on the employees’ respective function.

Stock-based compensation cost for RSUs is measured based on the fair value of the underlying shares on the date of grant. RSUs are subject to a time-based vesting condition and a performance-based vesting condition, both of which must be satisfied before the RSUs are vested and settled for shares of common stock. The performance-based condition is tied to a liquidity event, such as a sale event or the completion of our initial public offering. The time-based condition ranges between six months to one year from the end of the lock-up period post a liquidity event. No expense related to these awards will be recognized unless the performance condition is satisfied.

Compensation expense for equity instruments granted to non-employees is measured on the date of performance at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for equity instruments granted to non-employees is periodically remeasured as the underlying instruments vest. The fair value of the equity instruments is charged to earnings over the term of the service agreement.

We record deferred tax assets for awards that result in deductions on our income tax returns, unless we cannot realize the deduction (i.e., we are in a net operating loss (NOL) position), based on the amount of compensation cost recognized and our statutory tax rate. Prior to December 31, 2016, differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on our income tax return are recorded in additional paid-in capital if the tax deduction exceeds the deferred tax asset (excess tax benefit) or in the consolidated statements of operations if the deferred tax asset exceeds the tax deduction and no additional excess tax benefit exists from previous awards. Beginning in the first quarter of fiscal 2017, with the adoption of ASU 2016-09 on a prospective basis, stock-based compensation excess tax benefits or deficiencies are reflected in the consolidated statements of operations as a component of the provision for income taxes. No tax benefit or expense for stock-based compensation has been recorded during the years ended December 31, 2016 and 2017, since we remain in an NOL position.

During the years ended December 31, 2016, and 2017, we recognized $28.2 million and $30.5 million of employee and non-employee stock-based compensation expense, respectively. During the three months ended March 31, 2017 and 2018, we recognized $6.6 million and $7.9 million of employee and non-employee stock-based compensation expense, respectively. The compensation expense is allocated on a departmental basis, based on the classification of the option holder.

No income tax benefits have been recognized in the consolidated statement of operations for stock-based compensation arrangements, and no stock-based compensation costs have been capitalized in the years ended December 31, 2016 and 2017, or in the three months ended March 31, 2018.

The following table summarizes the assumptions relating to our stock options and RSUs as follows:

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
Risk-free interest rate	1.23%—1.69%	1.95%—2.08%	2.02%	2.49%
Expected term (in years)	6.00—6.54	6.08—6.62	6.08—6.55	6.18—6.48
Expected dividend yield	—	—	—	—
Expected volatility	59.3%—60.9%	55.6%—61.0%	61.0%	55.1%
Weighted average grant date fair value	$15.96	$13.50	$14.59	$12.29

Refer to Note 25, Stock Option Plan, of our consolidated financial statements for further discussion of our stock-based compensation arrangements.

Common and Redeemable Preferred Stock Valuations

Prior to this offering, the fair value of the common and redeemable preferred stock underlying our stock options, RSUs, and warrants was determined by our board of directors. The valuations of our common and redeemable preferred stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions used in the valuation models were based on future expectations combined with management judgment. Members of our board of directors and management team have extensive business, financial, and investing experience. Because there had been no public market for our common or redeemable preferred stock, the board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of common and redeemable preferred stock as of the date of each option, RSU, and warrant, including the following factors:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	our actual operating and financial performance;

•	our current business conditions and projections;

•	secondary transactions;

•	our hiring of key personnel and the experience of our management;

•	our history and the timing of the introduction of new products and services;

•	our stage of development;

•	our likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company, given prevailing market conditions;

•	the lack of marketability involving securities in a private company;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital markets conditions.

In valuing our common and redeemable preferred stock, our board of directors utilized the probability-weighted expected return method, or PWERM. Under the PWERM, the value of the common and redeemable preferred stock is estimated based on analysis of future values for the common and redeemable preferred stock assuming relevant events and expected future exit scenarios. The exit scenarios consisted of initial public offering scenarios and a merger and acquisition scenario. The enterprise value derived under each scenario was based primarily on the income approach and our probability weighted expected exit values under each scenario. Additionally, we applied a discount for lack of marketability. Further, we applied certain weights to the PWERM conclusion described above as well as to the weighted average common share price from secondary transactions occurring in the period leading up to the valuation date to conclude the fair value of the common and redeemable preferred stock.

Following this offering, valuation models, including the estimates and assumptions used in such models, will not be necessary to determine the fair value of our Class A common and redeemable preferred stock, as shares of our common stock will be traded in the public market and the redeemable preferred stock will be redeemed to Class B common stock.

Based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of stock options, RSUs, and warrants outstanding as of March 31, 2018 was $             million, with $             related to vested stock options. In addition, we issued RSUs that may be settled for              shares of our Class B common stock subsequent to March 31, 2018 with a grant date fair value of $             .

Income Taxes

We account for income taxes using the liability method under Financial Accounting Standards Board Accounting Standards Codification Topic 740, “Income Taxes,” (ASC 740). Under this method, deferred tax assets and liabilities are determined based on net operating loss carryforwards, research and development credit carryforwards, and temporary differences resulting from the different treatment of items for tax and financial reporting purposes. Deferred items are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. Additionally, we must assess the likelihood that deferred tax assets will be recovered as deductions from future taxable income. We have provided a full valuation allowance on our deferred tax assets because we believe it is more likely than not that its deferred tax assets will not be realized.

We record a liability for the difference between the benefit recognized and measured pursuant to ASC 740-10 and the tax position taken or expected to be taken on our tax return. To the extent that the assessment of such tax positions change, the change in estimate is recorded in the period in which the determination is made. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that the tax return positions are fully supportable. The reserves are adjusted in light of changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as applicable interest and penalties accrued on these reserve positions.

The valuation allowance is determined in accordance with the provisions of ASC 740, which requires an assessment of both negative and positive evidence when measuring the need for a valuation allowance. We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. The amount of our valuation allowance could be materially affected should the actual amounts differ from our estimates. Any adjustment to the deferred tax asset valuation allowance would be recorded in the statement of operations in the periods when the adjustment is determined to be required.

Recent Accounting Pronouncements

In May 2014, the FASB issued guidance which will replace numerous requirements in GAAP, including industry-specific requirements, and provide companies with a single revenue recognition model for recognizing revenue from contracts with customers. The core principle of the new standard is that a company should recognize revenue to show the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In August 2015, the FASB deferred the effective date by one year to December 15, 2018 for annual reporting periods beginning after that date. The FASB also permitted early adoption of the standard, but not before the original effective date of December 15, 2016. During 2016, the FASB issued several amendments to the standard, including clarification to the guidance on reporting revenues as a principal versus an agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability, presentation of sales taxes, impairment testing for contract costs and disclosure of performance obligations.

The two permitted transition methods under the new standard are (1) the full retrospective method, in which case the standard would be applied to each prior reporting period presented, and the cumulative effect of applying the standard would be recognized at the earliest period shown, or (2) the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. We are in the process of assessing the impact on our consolidated financial statements and whether we will adopt the full retrospective or modified retrospective approach.

In August 2014, the FASB issued ASU 2014-13, Consolidation—Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financial Entity (Topic 810). The update requires a reporting entity that consolidates a collateralized financing entity and measures the financial assets and the financial liabilities using the measurement alternative shall disclose the fair value measurement on financial instruments for the financial assets and the financial liabilities of the consolidated collateralized financing entity. The amendments in this Update were effective for us for fiscal year 2017. The adoption of this standard had no material impact our consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory (Topic 330), to specify that inventory should be subsequently measured at the lower of cost or net realizable value, which is the ordinary selling price less any completion, transportation and disposal costs. However, the ASU does not apply to inventory measured using the last-in-first-out or retail methods. We early adopted the ASU prospectively in January 2017, and the adoption had no material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which will replace most existing lease accounting guidance in U.S. GAAP. The core principle of the ASU is that an entity should recognize the rights and obligations resulting from leases as assets and liabilities. ASU 2016-02 requires qualitative and specific quantitative disclosures to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity’s leasing activities, including significant judgments and changes in judgments. ASU 2016-02 will be effective for us beginning in fiscal 2020, and requires the modified retrospective method of adoption. We are evaluating the impact of this guidance on our consolidated financial statements and disclosures.

In March 2016, the FASB issued ASU 2016-06, Contingent Put and Call Options in Debt Instruments (Topic 815), to clarify when a contingent put or call option to accelerate the repayment of debt is an embedded derivative. This ASU is effective for the year ending December 31, 2018, and interim periods within the year ending December 31, 2019, with early adoption permitted. We adopted the ASU in January 2017, and the adoption had no material impact on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, Investments—Equity Method and Joint Ventures (Topic 323), simplifying the transition to the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Early adoption is permitted. We adopted the ASU prospectively in January 2017, and the adoption had no material impact on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation: Improvements to Employee Share-Based Payment Account (Topic 718), which simplifies several aspects of the accounting for the share based payments, including immediate recognition of all excess tax benefits and deficiencies in the income statement, changing the threshold to qualify for equity classification up to employees maximum statutory tax rates, allowing an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur, and clarifying the classification on the statement of cash flows for the excess tax benefit and employee taxes paid when an employer withholds shares for tax-withholding purposes. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2016 and for the interim periods therein, and for all other entities for fiscal years beginning after December 15, 2017. Early adoption is permitted in any interim or annual period that has not been issued or made available for issuance, provided all the amendments within the ASU are adopted. We adopted the standard prospectively in January 2017. We elected to continue to estimate forfeitures expected to occur to determine the amount of compensation cost to be recognized in each period. Since we remain in a net operating loss position and there are no excess tax benefits in the year ended December 31, 2017, the adoption had no material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326). The pronouncement was issued to provide more decision-useful information about the expected credit losses on financial instruments and changes the loss impairment methodology. This pronouncement will be effective from fiscal year 2021. A prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date. We are currently evaluating the impact of the adoption of this update on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230), which clarifies the classification of the activity in the consolidated statements of cash flows and how the predominant principle should be applied when cash receipts and cash payments have more than one class of cash flows. This pronouncement is effective from fiscal year 2019, with early adoption permitted. Adoption will be applied retrospectively to all periods presented. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740), which requires that the entities recognize the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. The amendments in this ASU are effective for public business entities in annual reporting periods beginning after December 15, 2017 and for the interim periods therein, and for all other entities in annual reporting periods beginning after December 15, 2018, and interim reporting periods in annual reporting periods beginning after December 15, 2019. Early adoption is permitted only at the beginning of an annual period for which no financial statements (interim or annual) have already been issued or made available for issuance. We are currently evaluating the impact of our adoption of this standard on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows—Restricted Cash (Topic 230), related to the presentation of restricted cash in the statement of cash flows. The pronouncement requires that a statement of cash flows explain the change during the period in cash, cash equivalents, and amounts generally described as restricted cash. Amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts. This guidance is effective for the fiscal year 2019. We elected to early adopt the updated guidance in January 2017 resulting in the application of its requirements to all applicable periods presented. The adoption of this guidance did not have an effect on our results of operations, financial position or liquidity, other than the presentation of restricted cash or restricted cash equivalents in the statements of cash flows.

BUSINESS

Overview

Our mission is to make clean, reliable, and affordable energy for everyone in the world. To fulfill this mission, we have developed a distributed, on-site electric power solution that is redefining the $2.4 trillion electric power market and transforming how power is generated and delivered. The commercial and industrial (C&I) segments are our initial focus. Our solution, the Bloom Energy Server, is a stationary power generation platform built for the digital age and capable of delivering highly reliable, uninterrupted, 24x7 constant (or base load) power that is also clean and sustainable. The Bloom Energy Server converts standard low-pressure natural gas or biogas into electricity through an electrochemical process without combustion, resulting in very high conversion efficiencies and lower harmful emissions than conventional fossil fuel generation. A typical configuration produces 250 kilowatts of power in a footprint roughly equivalent to that of half of a standard 30 foot shipping container, or approximately 125 times more space-efficient than solar power generation. 250 kilowatts of power is roughly equivalent to the constant power requirement of a typical big box retail store. Any number of these Energy Server systems can be clustered together in various configurations to form solutions from hundreds of kilowatts to many tens of megawatts. Some of our largest customers are AT&T, Caltech, Delmarva Power & Light Company, Equinix, The Home Depot, Kaiser Permanente and The Wonderful Company. We also work actively with financing partners, such as The Southern Company, that purchase our systems that are deployed at end customers’ facilities in order to provide the electricity as a service. In 2017, our largest customers were The Southern Company, which finances our Energy Servers for a large number of end customers, and Delmarva. Our customer base included 25 of the Fortune 100 companies as of March 31, 2018. Grid power prices continue to rise in most regions where we serve customers. The traditional centralized electric grid infrastructure requires significant investment for its maintenance, upgrade and operation, which has been continually driving up the cost of grid power. The U.S. Energy Information Administration (EIA) projects that grid power prices for all classes of customers including commercial and industrial, are expected to increase by over 40% through 2026 in the U.S. By contrast, in the regions where the majority of our Energy Servers are deployed, our solution typically provides a lower cost of electricity to our customers than traditional grid power. In addition, our solution provides greater cost predictability versus rising grid prices. Through a relentless focus on cost reduction, we have driven down materials cost of our Energy Servers by 75% since 2009. We expect to continue this historical rate of cost reduction into the foreseeable future to realize the service costs assumed in our contracts and to expand further into markets with lower electricity costs. This cost reduction, coupled with the use of abundant, low-cost natural gas as a fuel source and very high conversion efficiencies, has allowed us to expand our market opportunity.

The traditional grid is vulnerable to natural disasters as well as cyber-attacks and physical sabotage, which have become more frequent. The topology of the centralized grid has a tendency to cascade outages rather than to contain them. Because our on-site stationary power systems are located at the point of consumption, our Energy Servers, when configured to provide uninterruptible power, largely avoid the existing electric power grid’s inherent vulnerability to outages from weather events and other threats, as well as the additional losses of efficiency associated with the transmission of power over long distances. Our Energy Servers are able to deliver this very high level of availability to our customers in part because they are modular, redundant, and can be “hot swapped,” or serviced without interruption.

The electric grid typically delivers power generated by sources with a high carbon footprint, and there is increasing pressure to reduce resulting carbon dioxide and other harmful emissions. There is also a rising demand for clean electric power solutions that overcome the challenges of the traditional grid, and can address the requirements of the digital economy by delivering 24x7 electric power, with very high availability and quality. Our Energy Servers address these requirements and operate on-site at very high efficiencies using natural gas or biogas, offering significant emissions reductions, and, unlike prevalent renewable technologies such as wind and solar, provide a viable alternative to the constant base load electricity generated by a central power plant.

We have continuously innovated and evolved our technology over time. The latest generation Energy Server delivers five times the energy output of the first generation in a constant footprint. Similarly, we have also improved the beginning-of-life electrical efficiency (the rate at which fuel is converted into electricity) of our Energy Servers from 45% to 65% today, representing the highest delivered power efficiency of any commercially available power solution. In addition, we have expanded the range of available accessories which extend the capability and functionality of our Energy Servers to meet additional customer requirements, such as an uninterruptable power capability. Our team has decades of experience in the various specialized disciplines and systems engineering concepts unique to this technology. We had 209 issued patents in the United States and 90 issued patents internationally as of March 31, 2018.

Our solution is capable of addressing customer needs across a wide range of industry verticals. The industries we currently serve consist of banking and financial services, cloud services, technology and data centers, communications and media, consumer packaged goods and consumables, education, government, healthcare, hospitality, logistics, manufacturing, real estate, retail and utilities. We believe that, thus far we are capturing only a small percentage of our largest customers’ total energy spend, which gives us a significant opportunity for expansion and growth. Moreover, as the price of our products decreases and the price of grid power increases, more markets will become available for our products. As of December 31, 2017, we had 297 megawatts in total deployed systems, representing an average annual growth rate of approximately 25% since 2014.

Bloom Cumulative Acceptances (megawatts)

Industry Background

People around the world depend upon access to reliable and affordable electric power for a healthy, functioning economy and for delivery of essential services. According to Marketline, the market for electric power is one of the largest sectors of the global economy with total revenues of $2.4 trillion in 2016, and is projected to continue to grow at a compound annual growth rate of 4.3% to $2.9 trillion in 2021.

There are numerous challenges driving a transformation in how electricity is produced, delivered and consumed. We believe that this transformation will be similar to the seismic shifts seen in the computer and telecommunications industries, from centralized mainframe computing and landline telephone systems to ubiquitous and highly personalized distributed technologies.

Some of the key challenges facing the electric power market are:

Increasing costs to maintain and operate the existing electric grid

The U.S. Department of Energy has described the U.S. electricity grid as “aging, inefficient, congested, and incapable of meeting the future energy needs of the information economy,” while the American Society of Civil Engineers gave the U.S. energy infrastructure a grade of D+ in 2017. The electric power grid has suffered from insufficient investment in critical infrastructure as a result of complexities surrounding the ownership, operation and regulation of grid infrastructure, compounded by the challenges of large capital costs and lack of adequate innovation. The Edison Electric Institute estimated that between 2017 and 2019, U.S. investor-owned electric utilities will need to make total capital expenditure investments of approximately $336 billion.

U.S. EIA data demonstrates that the average commercial and industrial electricity prices have both increased at 2.4% and 2.7% CAGR from 2000 to 2015, respectively. According to this data, the average commercial and industrial electricity prices are expected to continue to rise.

Average U.S. Commercial and Industrial Cost of Electricity (cents/KWh)

Source: U.S. Energy Information Administration

Inherent vulnerability of existing grid design

The existing electric grid architecture features centralized, monolithic power plants and mostly above-ground transmission and distribution wires. This design has numerous points of failure and limited redundancy, and the daisy-chain topology can cascade outages rather than contain them. For example, in 2003, an initial failure blamed on a tree branch in Ohio set off outages that cascaded across eight states and parts of Canada, cutting power for 50 million people. Similarly, in 2011, a dropped transmission line in Arizona cascaded and created a massive outage across Southern California.

Furthermore, the limits of this design, coupled with aging and underinvested infrastructure, leaves the grid vulnerable to natural disasters such as hurricanes, earthquakes, drought, wildfires, flooding and extreme temperatures. For example, Hurricane Sandy knocked out power to 8.5 million customers from North Carolina to Maine, and as far west as Illinois and Michigan. According to data from the U.S. Department of Energy (DOE), the United States electric grid loses power 285% more often than in 1984, when data collections on blackouts began. These outages result in an annual loss to American businesses of as much as $150 billion, with weather-related disruptions costing the most per event. More recently, September 2017 was the most active month on record for Atlantic Hurricanes, according to the ACE index. Reuters has reported that at its peak, Hurricane Irma caused power outages for over 7.4 million people in Florida and the surrounding states (Georgia, South Carolina and Alabama). Finally, in the wake of Hurricane Maria, Puerto Rico experienced the greatest electricity failure in U.S. history according to the Rhodium Group, with a loss of over 1.25 billion hours of electricity capacity and counting. The increasing frequency and severity of natural disasters will likely increase the cost of grid-supplied power to customers.

Power Outages in the United States

Source: Eaton Black Out Tracker United States 2016

In addition to potential disruptions to the grid, there is also an increasing concern over the threat of cyber-attack and physical sabotage to the centralized grid infrastructure. In 2017, Accenture Consulting published the report “Outsmarting Grid Security Threats,” which stated that “57% of utility executives believe their countries could see interruption of electricity supply due to cyber-attacks within five years” and that “only 48% of utility executives think they are well prepared for the challenges of an interruption from cyber-attack”.

Intermittent generation sources such as wind and solar are negatively impacting grid stability

Electricity generation from wind and solar has grown dramatically over recent years and is expected to account for a greater percentage of total generation going forward. While these renewable sources help to reduce greenhouse gas emissions, they provide only intermittent power to the grid, which compromises the grid’s ability to deliver 24x7 reliable electric power. As the penetration of these resources increases, balancing real-time supply and demand becomes more challenging and costly.

Due to these challenges, solutions are needed which provide constant base load 24x7 electric power which is reliable, clean and without the shortcomings of the existing grid infrastructure or intermittent sources such as wind or solar. This need is especially acute in the C&I segments, representing 68% of global electricity consumption, according to Marketline, where cost and reliability have a direct impact on profitability and business sustainability.

Commercial and Industrial Market Size (2016)

Source: Marketline; U.S. Energy Information Administration

Increasing focus on reducing harmful emissions

In response to rising concern over harmful emissions, the 2015 United Nations Climate Change Conference, or COP 21, climate talks resulted in a global consensus that the rate of release of carbon dioxide and other greenhouse gases must be reduced with an increased sense of urgency. The electric power sector, which today produces more greenhouse gases than any other sector of the global economy, is under increasing pressure to do its part. Policy initiatives to reduce harmful emissions from power generation are widespread, including the adoption of renewable portfolio standards or mandated targets for low-or zero-carbon power generation.

Lack of access to affordable and reliable electricity in developing countries

According to the International Energy Agency (IEA) in their 2017 World Energy Outlook, 1.1 billion people worldwide live without electricity. For developing countries to grow their economies, they must expand access to reliable and affordable electric power. Building a centralized grid system, in addition to its inherent limitations, can also be infeasible due to the lack of adequate capital for upfront investment. Moreover, in dense urban areas, the costs of building this infrastructure are compounded by a lack of urban planning. In rural areas, using the centralized model to transmit and distribute electricity to low-density populations is economically unviable. As a result, we believe these countries are likely to develop a hybrid solution consisting of both centralized and distributed electrical power infrastructure to accelerate availability of power.

Our Solution

The Bloom Energy Server delivers reliable, resilient, clean and affordable energy, particularly in areas of high electricity costs, by its advanced distributed power generation system that is customizable, always-on and a source of primary base load power.

The Bloom Energy Server is based on our proprietary solid oxide fuel cell technology, which converts fuel into electricity through an electrochemical process without combustion. The primary input to the system is standard low-pressure natural gas or biogas from local gas lines. The high-quality electrical output of the Energy Server is connected to the customer’s main electrical feed, which avoids the transmission and distribution losses associated with the centralized grid system. Each Bloom Energy Server is modular and composed of independent 50 kilowatt power modules. A typical configuration includes multiple power modules in a single Energy Server, which produces 250 kilowatts of power in a footprint roughly equivalent to that of half a standard 30 foot shipping container, or approximately 125 times more space-efficient than solar power generation. Any number of these Energy Server systems can be clustered together in various configurations to form solutions from hundreds of kilowatts to many tens of megawatts. The Bloom Energy Server parallels the example of smart phones—a single core platform that can be highly personalized to the needs of its user through the addition of any of a wide variety of applications that extend features and provide benefits to the user. Like a smart phone, the Bloom Energy Server is easily customizable and upgradeable to add new energy accessories and capabilities. The Bloom Energy Server is easily integrated into corporate environments due to its aesthetically attractive design, compact space requirement, minimal noise profile and lack of harmful emissions.

Our Value Proposition

Our value proposition has five key elements which allow us to deliver a better electron: reliability, resiliency, cost savings and predictability, sustainability and personalization. While the relative importance of these attributes can vary by customer, our ability to deliver these attributes is a significant differentiator for us in the marketplace. We provide a complete, integrated “behind-the-meter” solution including installation, equipment, service, maintenance and, in some cases, bundled fuel. The five elements of our value proposition emphasize those areas where there is a strong customer need and where we believe we can deliver superior performance.

Reliability. Our Energy Servers deliver always-on, 24x7 base load power. The output of our Energy Servers is designed to meet the requirements of the digital economy, with very high availability of power, mission-critical reliability and grid-independent capabilities. Bloom provides power quality, voltage, and current, which can be tuned to specific customer requirements. The Bloom Energy Server can be configured to eliminate the need for traditional backup power equipment such as diesel generators, batteries or uninterruptible power systems (UPS).

Resiliency. Our Energy Servers avoid the vulnerabilities of conventional transmission and distribution lines by generating power on-site, where the electricity is consumed. The system operates at very high availability due to its modular and fault-tolerant design, which includes multiple independent power generation modules that can be hot swapped. Importantly, our systems utilize the natural gas infrastructure, which is a mesh network buried underground, unlike the above-ground electric grid architecture. A failure at one point in the natural gas system does not necessarily cause the same kind of cascading failure that can occur on the electrical grid.

Electrical Grid—Radial Design	Natural Gas Grid—Network Design

Cost Savings and Predictability. In contrast to the rising and unpredictable cost outlook for grid electricity, we offer our customers the ability to lock in cost for electric power (other than the price of natural gas) over the long-term. In the regions where the majority of our Energy Servers are deployed, our solution typically provides a lower cost of electricity to our customers than traditional grid power. In addition, our solution provides greater cost predictability versus rising grid prices. Moreover, we provide customers with a solution that includes all of the fixed equipment and maintenance costs for the life of the contract. With the addition of an optional integrated storage solution, Bloom can also help customers to load shift and peak shave—reducing their exposure to peak power costs from the grid. We also enable our customers to scale from a few hundred kilowatts to many megawatts on a “pay-as-you-grow” basis.

Sustainability. Bloom Energy Servers provide clean power and because they are fuel-flexible, customers can choose the fuel source that best fits their needs based on availability, cost and carbon footprint. The current generation of Bloom Energy Servers running on natural gas produce nearly 60% less carbon emissions compared to the average of U.S. combustion power generation. Bloom Energy Servers can also utilize renewable biogas to generate carbon-neutral electricity. As of March 31, 2018, approximately 9% of our deployed fleet of Energy Servers, by megawatts deployed, utilized biogas. In both cases, our Energy Servers emit virtually no criteria air pollutants, including NOx or SOx.

Bloom Energy Servers also use virtually no water in normal operation. By comparison, to produce one megawatt per hour for a year, thermoelectric power generation for the U.S. grid withdraws approximately 156 million gallons of water more than Bloom Energy Servers.

Personalization. The Bloom Energy Server is designed as a platform which can be customized to the needs of each individual customer delivering the level of reliability, resiliency, sustainability, cost savings and predictability required by that customer. Analogous to a smart phone, the base Energy Server platform can easily accommodate accessories that extend capabilities and provide for customization. For example, the Energy Server can be customized with uninterruptible power components to deliver higher levels of reliability and grid independent operation, or storage can be added to reduce peak power consumption and improve the predictability of economics for the customer.

The Bloom Energy Server: Platform for Customized, Personalized Power

Our Market Opportunity

Economic growth and development worldwide will increasingly be powered by electricity. The International Energy Agency (IEA) forecasts that global electricity demand to rise by 60% between 2015 and 2040, accounting for 55% of the world’s energy demand growth. In addition, as the world consistently accelerates the adoption of digital technologies (i.e., widespread deployment of data centers, intelligent home systems, additive manufacturing), overall energy use will continue to increase. These facts offer challenges alongside opportunities, and will alter the global energy landscape.

The retail electricity market represents the market for power delivered to the end-customers or the consumer of electricity. The price of retail electricity generally reflects the cost of generation, transmission and distribution. Generating power onsite (i.e., at the point of consumption, rather than centrally) eliminates the cost, complexity, interdependencies, and inefficiencies associated with electrical transmission and distribution.

According to data from MarketLine, the total addressable market (TAM) for electricity at the point of customer consumption was approximately $2.4 trillion in 2016. Of this market, MarketLine determined that 68% consisted of commercial, industrial and public services (CI&P), or $1.6 trillion.

We believe that the current global serviceable addressable market (SAM) for Bloom is the retail electricity market for CI&P customers in the world’s ten largest electricity markets. These markets include, in order of decreasing size, the United States, India, Japan, Germany, Canada, Brazil, South Korea, France, the United Kingdom and Mexico. We do not include China or Russia in calculating our SAM due to a lack of reliable market data in these markets. Based on country-by-country generation data from the U.S. EIA and publically-available retail power prices in each of these countries, we believe that our SAM is approximately $800 billion. Bloom primarily participates in the retail market for CI&P customers, and on that basis has calculated the TAM and SAM. From time to time, Bloom also selectively participates in wholesale market opportunities which have not been incorporated into this TAM and SAM analysis.

We currently have installations or purchase orders in eleven states in the United States (California, Connecticut, Delaware, Maryland, Massachusetts, North Carolina, New Jersey, New York, Pennsylvania, Utah and Virginia) as well as in Japan, India and South Korea. According to the EIA, the total size of the retail markets for C&I customers in these U.S. states is approximately $76 billion. In addition, we estimate that the combined retail market for C&I customers in Japan, the Indian state of Karnataka (the state in India where we currently have deployed our solution) and the available market for new-build fuel cell generation in South Korea is approximately $99 billion. Collectively, we estimate that the size of our current market is approximately $175 billion.

In order to assess the market opportunity for our Energy Servers in the U.S., we have used EIA data to estimate the potential addressable market. The total size of the electricity market for C&I customers in all fifty states is currently estimated to be $212 billion. Outside of the U.S., we estimate our market opportunity by focusing on the ten largest international electricity markets (Japan, Germany, United Kingdom, India, Brazil, France, South Korea, Mexico, Canada and Saudi Arabia). We exclude China and Russia from this analysis as we have no plans to enter these markets for the foreseeable future. Based on information published by IEA, as well as select energy regulatory authorities regarding C&I demand and power prices, we estimate that the market opportunity in these ten international markets is approximately $608 billion.

Select Market Opportunity Capture

In an effort to put our market opportunity into perspective, we have looked at select market segments. In each segment, we looked at the market opportunity of a few select sub-segments in which we currently compete. The segments are based on the following: our select industry verticals; our select domestic markets; our select international markets; our select Energy Server application markets; and, our select existing customers.

•	Select industry verticals. The aggregate U.S. market opportunity for data centers, healthcare and retail represents an estimated market opportunity of approximately $58 billion. According to Technavio, within the U.S., the total cost of power for data centers was $3.3 billion in 2016. According to the EIA, the total C&I market opportunity in the U.S. is currently estimated to be $212 billion, which implies that the healthcare industry (~6% of energy consumption) and retail industry (~20% of energy consumption) spend approximately $12 billion and $42 billion annually on energy purchases, respectively.

•	Select domestic markets. In California and New York we looked at EIA’s C&I electricity market revenue and estimated an aggregate market opportunity of $38 billion.

•	Select international markets. In India and South Korea we looked at information published by IEA and select energy regulatory authorities regarding C&I demand and power prices and estimated an aggregate market opportunity of $244 billion.

•	Select Energy Server application markets. In the uninterruptible power and energy storage system markets we looked at reports from Technavio and Frost & Sullivan to an estimated aggregate market opportunity of $5.8 billion.

•	Select existing customer markets. Based on the publicly available sustainability reports from The Home Depot, Walmart and Equinix, we determined that their aggregate annual generation requirements are approximately 16,125 GWh.

Our Customers

To date, the breadth, depth and scale of Bloom’s commercial customer adoption is significant for a new product in the electric power industry. As of March 31, 2018, we have installed 312 megawatts of Bloom Energy Servers at customer sites across the U.S., Japan and India. The following list demonstrates the diversification across key industries represented in our customer base:

•	Banking and financial services–Credit Suisse, Franklin Templeton, Morgan Stanley

•	Cloud services, technology and data centers–Apple, Equinix, Intel

•	Communications and media–AT&T, Cox Communications, The Walt Disney Company

•	Consumer packed goods and consumables–Kellogg’s, Taylor Farms, The Wonderful Company

•	Education–California Institute of Technology, San Diego Community College, University of San Diego

•	Government–AC Transit, City of Hartford, NASA

•	Healthcare–Kaiser Permanente, Medtronic, Prime Healthcare

•	Hospitality–AEG Staples Center, Anaheim Ducks, Shark’s Sports and Entertainment

•	Logistics–FedEx, Americold

•	Manufacturing–Flex, Lockheed Martin, Maxim Integrated

•	Real estate–Hines, Macerich, The Ratkovich Company

•	Retail–Costco, The Home Depot, Walmart

•	Utilities–Baltimore Gas and Electric, Delmarva Power, Pacific Gas and Electric

Customer Case Studies

The following are representative examples of how some of our customers have benefited from typical deployments of the multiple applications of our Bloom Energy Server and services. The case studies selected represent leading customers in the Cloud services, technology and data centers, Communications and media, Retail, and Utilities industries. These customers are among our top ten as ranked by kilowatts deployed. The case studies highlight the typical benefits of reliability, resiliency, cost savings, sustainability, and personalization received by these customers:

AT&T

Situation: AT&T is a leading provider of wireless, high-speed internet, voice and cloud-based services. With more than 100 million customers, the reliability and quality of their extensive communications network is a business critical imperative. AT&T has committed to reduce electricity consumption relative to data growth and to expand alternative energy deployment.

Solution and Benefit: Bloom provides reliable, on-site, high quality power to help AT&T meet the growing demand and quality requirements of their network, including uninterruptible mission critical power for those facilities that require this level of reliability. AT&T has over 85 facilities where Bloom systems are contracted or deployed, representing approximately 47 MWs across the U.S. Bloom’s solutions power AT&T’s central offices, data centers, and other facilities at predictable rates while providing a positive sustainability impact. Bloom has been recognized by AT&T with its “Supplier Sustainability Award” in the Alternative Energy category.

The Home Depot

Situation: The Home Depot is the world’s largest home improvement retailer with over 2,200 stores nationwide. The Home Depot has a growing clean energy portfolio to support sustainability initiatives including energy conservation, sustainable forestry and clean water. In addition to sustainability, The Home Depot also has a goal to ensure that stores remain available to the community as a resource in the event of a natural disaster or grid power failure.

Solution and Benefit: Bloom provides The Home Depot with cost saving, clean power and at select locations, power resilient to grid outages. Bloom’s installed base at Home Depot has grown to 178 locations, providing over 34 MWs of power. The Home Depot is one of the first customers to participate in a strategic alliance between Bloom Energy and The Southern Company, through its PowerSecure subsidiary, to implement an integrated solution combining Bloom Energy Servers with PowerSecure energy storage which is expected to help stores to become more resilient to power outages and to reduce high priced peak power consumption. Bloom solutions are projected to enable Home Depot to drive down its electricity costs over time and have already cut carbon dioxide emissions by over 100 million pounds through 2017.

Intel

Situation: Intel has facilities in Bangalore, India. As their campus grew, Intel required an increase in electric supply infrastructure that created potential timing challenges.

Solution and Benefit: To meet its growth needs, Intel introduced an alternative electric power supply option using cleaner, Bloom Energy Servers. This initial 3.5 MW deployment integrated with their smart and green building design providing reduced carbon dioxide emissions, a higher power quality, and a reliable solution for the campus electric supply. Carbon dioxide emissions levels were reduced by nearly 65%, as compared to the displaced grid generation supply and previously required back-up diesel generation, supporting Intel’s aggressive sustainability program.

Walmart

Situation: Walmart has recognized the business opportunities and benefits of utilizing renewable energy. The deployment of cost-effective, on-site clean energy generation is a key element of Walmart’s operational and sustainability strategy.

Solution and Benefit: A customer since 2009, Bloom has worked with Walmart as it seeks to accomplish some of its energy and sustainability commitments. These efforts include lowering and controlling the retailer’s electricity costs while also aiming to enhance the efficiency of their operations. Bloom has also helped Walmart by equipping certain stores with uninterruptable power capability, helping to ensure those stores remain a resource to the community in the event of a grid power outage. As of March 31, 2018, Walmart has contracted or deployed Bloom systems at over 60 stores, supplying over 16 MW of power.

Delmarva Power

Situation: Delmarva Power, a subsidiary of Exelon Corporation, is an investor-owned utility that provides electricity and natural gas to customers in the Mid-Atlantic States. Delmarva is committed to diversifying its energy portfolio, with the goal of sourcing 25% of the company’s electricity supply from clean resources by 2025.

Solution and Benefit: Beginning in 2012, Delmarva Power deployed 30 MWs of Bloom Energy Servers, enough to power over 2,000 homes. This deployment represents the largest utility-scale deployment of fuel cell technology in the United States to date. Through this solution, Delmarva Power enhances its renewable portfolio with clean and reliable base load power generation. At the same time Delmarva Power is able to relieve congestion in targeted areas of the grid at a competitive cost. In 2012, Hurricane Sandy passed directly over one of the sites powered by our Energy Servers. While the storm caused power outages throughout the region to customers using other means of power generation, our Energy Servers continued to power the surrounding commercial and residential community without interruption, despite being fully exposed to the elements.

Factors Driving Customer Adoption

Key factors that are driving the rapid adoption of our solution include:

Customers are driving a growing requirement for customized, high-quality and reliable power in the increasingly pervasive digital economy. The proliferation of cloud services and big data, and the associated rapid increase in demand for computing power, is reshaping the type and quality of power demanded by the digital economy. For providers and users of cloud services, uninterruptible, high-quality power is essential—requirements that the legacy grid is struggling to meet. Our highly available and scalable solution can replace the current patchwork of solutions, which include batteries, UPS and back-up generators.

Customers are seeking an alternative to the unpredictable and rising price of grid power. As illustrated in the table below, grid costs in the United States have been rising for decades and are expected to continue to rise over the long-term. In the shorter-term, grid prices can be volatile, driven by regulatory judgments, commodity prices and the impact of external events such as weather. In contrast, we offer a complete turn-key solution, including equipment, installation, operations and maintenance, that is designed to provide customers with a competitive and predictable cost for periods of up to 20 years for their electricity in the regions where the majority of our Energy Servers are deployed. The only component of cost of Bloom’s solution that is not fixed at time of contracting is fuel supply – usually natural gas, which typically represents about 25% of Bloom’s delivered cost of electricity to the customer. However, even if there are significant variations in natural gas commodity prices, wholesale prices of electricity are also highly dependent on the price of natural gas and our current generation Energy Server is 14% to 31% more efficient than natural gas power plants. Customers also have the option to enter into long-term natural gas contracts at fixed prices for up to ten years, which is not an option available for grid electricity.

According to the U.S. EIA, the average commercial and industrial electricity rate increased at a 2.7% CAGR from 2000 to 2015. According to data from the EIA, the average C&I electricity prices will continue to rise. As a result, we expect Bloom’s market opportunity to continue to expand.

Average Cost of Commercial and Industrial Electricity Rates in Bloom’s Current States (cents / kWh)

Source: U.S. Energy Information Administration, July 2017

Our technology is proven with industry-leading customers. Our approach to innovation is evolutionary – every generation of our technology builds on a proven core and factors in lessons learned from our broadly deployed fleet. Our systems have been deployed with Fortune 500 customers since 2008 and have reached 312 megawatts in total as of March 31, 2018. The Bloom Energy Server has performed for our customers without disruption through natural disasters such as Hurricane Sandy and the 6.0 Richter scale earthquake near Napa, California in 2014.

The natural gas revolution has provided an economically attractive means for achieving carbon reduction. Natural gas is now in abundant supply at economically attractive prices. This abundance, coupled with new technologies such as our Energy Servers that convert this fuel into electricity at high efficiency, will play a major role in replacing high-carbon fuels such as coal and oil. The United States’ abundant supply of recoverable natural gas is expected to last over 80 years, according to data from the Potential Gas Committee and the U.S. EIA.

Our Growth Strategy

Our growth strategies include:

Maintain technology leadership and leverage first-mover advantage

Our technology leadership is considerable and we have a well-established track record of continuous improvement. Our priority is to continue to advance our technology and build on this leadership position.

Significant and sustained improvements in “power density.” We have continually added more generation capacity into the same footprint and expect to continue to do so with successive generations of our technology. Today’s Bloom Energy Servers are capable of delivering five times the power of our first-generation system introduced only nine years ago, while staying within approximately the same service footprint.

Bloom Energy Server “Power Density” Improvements

Our power density is also an increasingly powerful differentiator versus other solutions such as solar, which requires at least 125 times more space–which is often unavailable–to deliver the same amount of power as one Bloom Energy Server does today. For example, a single 200 kW Bloom Energy Server can be utilized to provide 95% of the customer load for an average supermarket facility. As an alternative, to provide the same amount of electricity 24/7 using solar and energy storage, over 1.1 MW of solar and 4.3 MWh of storage capacity covering over 5 acres would be required. However, a typical supermarket has available roof space of only 45,000 square feet. To fit this typical roof space, a maximum solar capacity is limited to approximately 187 kW. Thus, the limited capacity can only produce approximately 17% of the supermarket’s load requirement.

Bloom Energy Server versus Solar Photovoltaic Footprint Comparison

Installed Capacity, including Service Area, Footprint Comparison: 1 megawatt Solar PV (22,257 m2) vs. 1 megawatt Bloom Energy (107m2)

Continual increases in electrical efficiency. Efficiency is defined as the percentage of the energy in the fuel that is converted to electricity. The higher the efficiency, the less fuel used to generate a given unit of electric power output, resulting in lower fuel costs and fewer emissions. Today, our Energy Servers are significantly more efficient than the average power generation of the U.S. grid. The latest generation of our Energy Servers, which began shipping in 2015, is capable of beginning-of-life (BOL) efficiencies of 65%, and we expect to further improve the efficiency in succeeding generations. While the Bloom Energy Server is capable of operating at peak efficiency, typically efficiency of the latest generation of Energy Servers can range from 53% to 65% over the project term depending on environmental conditions and the age of the power modules. We have the flexibility to maintain efficiency at specific levels to comply with customer sustainability, regulatory compliance, or other requirements by managing the replacement cycle of the power modules in the Energy Server.

Electrical Efficiency Trends (BOL System Efficiency, Lower Heating Value, %)

Expanded feature sets and sizing options to address new market opportunities. The Bloom Energy Server was designed as a technology platform which can support extended capabilities from Bloom and other suppliers. The Bloom Energy Server platform provides the hardware and software building blocks that can be deployed in different configurations to provide customer-specific solutions. For example, we are now offering the option of adding a storage solution provided by PowerSecure (a unit of The Southern Company) to help customers avoid peak grid electricity power rates, and to provide greater resiliency to grid outages. We may also provide smaller or custom solutions which could allow us to address additional markets, such as powering cell sites in the mobile telephony market and franchise retail, in the future. Our current offering is well suited for multi-tenant housing, a segment that we intend to address in emerging economies as we expand to international markets. The platform components can also be configured to provide larger systems for utility or large industrial applications.

Acquire new customers and grow wallet share with existing customers

We currently target industry leading Fortune 500 companies, along with public and private organizations that are large consumers of electric power. Our success in landing industry leading customers has encouraged other new customers—companies and organizations in those industries, with similar scale and electricity demand—to follow suit. We employ a “land and expand” model through our direct sales force, which recognizes that new customers typically pilot a limited scale solution initially to gain experience with our fuel cell solutions. As we prove the value of Bloom solutions through these pilot projects, our customers will often expand their Bloom deployments by adding more capacity at existing sites and by adding new facilities from across their real estate portfolio. Our sales mix illustrates this dynamic: Since 2011, over half of our sales contracts, or the number of purchase orders signed, are with new customers, while approximately three quarters of our sales volume has been derived from repeat customers as they utilize our Energy Servers as a larger share of their energy wallet and create more value across more of their facilities over time. These repeat orders provide better visibility into our sales pipeline and also lower our cost of sales. The quality and staying power of our customers are important factors contributing to our confidence in this strategy. Since we target customers with very significant electric power spend, we view the current low penetration rate as a significant opportunity for growth.

In order to illustrate our growth with our customer base, we have selected the top ten customers by total megawatts under contract as of March 31, 2018.

Top 10 Customer Growth (megawatts as of March 31, 2018)

Drive production cost reductions to expand our market

Since our initial commercial deployments eight years ago, we have continually reduced the production cost of our systems, enabling us to expand into new markets. We believe our technology innovation will drive further cost reductions as each successive generation of Bloom Energy Servers builds on the design and field experience of all previous generations.

In addition, increased production volumes should lead to further cost reductions based on economies of scale, enabling market expansion and improved margins. On a per unit basis, which we measure in dollars-per-kilowatt, we have reduced our material costs by over 75% from the first generation Energy Server to our current generation Energy Server. We drove these material costs per unit down by over 50% over the life of our second generation system and by over 35% over the life of our fifth generation system to date. With each successive new generation, we have been able to reduce the material costs compared to the prior generation’s material costs.

Material Cost by Generation

Expand into international markets and new fast-growing segments

International. Most of our current and target customers have global footprints, which we expect will be another avenue for growth while also lowering the cost and risk of new market entry. Today, we have installations or purchase orders in the United States, Japan, India and South Korea and we are actively targeting additional international markets such as Ireland and Great Britain.

We also target fast-growing markets where we believe we can deliver significant value, including data centers and critical facilities such as healthcare organizations and distribution centers, which cannot suffer even a momentary disruption to power without significant negative consequences.

Data Centers. When configured to provide uninterruptible power, we can provide primary power for data centers with up to Tier III availability and reliability without reliance on traditional back up or power conditioning equipment. A customer-commissioned study by the University of Illinois, Champaign-Urbana projects that a Bloom Energy solution configured to provide mission-critical power would be significantly more reliable than a traditional topology of grid power plus uninterruptible power systems and diesel backup. According to Technavio, the total worldwide cost of power for data centers was $17.4 billion in 2016. This figure is expected to grow by 12.9% annually over the next five years. Within the U.S., the total cost of power for data centers was $3.3 billion in 2016. This cost is expected to rise by 8.0% annually over the same forecast period.

Healthcare. According to the EIA, the healthcare industry in the U.S. accounts for approximately 6% of total commercial energy consumption. Based on our estimate of the total C&I market opportunity in the U.S. ($212 billion), this implies that the healthcare industry in the U.S. spends approximately $12 billion annually on energy purchases.

Microgrids. New segments like microgrids, when powered by our Energy Servers, offer our customers the opportunity to disconnect from the traditional grid, protection from prolonged grid outages and mitigation of the rising risk of cyber-attacks against the grid. As communities and organizations look to mitigate the risk of grid power outages, there is significant and growing interest in microgrids, which combine distributed power generation and storage into a network that can be isolated from the larger grid. Our flexible architecture allows integration of our systems with other distributed generation sources and technologies, such as solar and storage, while Bloom provides the stable always-on primary power—a key requirement for a microgrid solution. According to Technavio, the global microgrid market was valued at $14.6 billion in 2017 and is expected to reach $23.1 billion by 2022, growing at a compound annual growth rate of 9.7%.

Provide innovative financing options to our customers

We intend to continue to assist our customers by providing innovative financing options to purchase our solution and grow our market opportunity. We have developed multiple options for our customers to acquire the power our Energy Servers produce. These offerings provide a range of options that enable customers to do business with us and secure power best customized to their needs. Our customers can purchase our systems outright, with operations and maintenance services contracts, or purchase the electricity that our Energy Servers produce without any upfront costs through various financing vehicles, including leases and power purchase agreements (PPAs), that combine the cost of our systems, warranty and service, financing, and in some cases fuel into monthly payments based on the electricity produced.

Technology

The fuel cells in our Energy Servers convert fuel, such as natural gas or biogas, into electricity through an electrochemical reaction without burning the fuel. Each individual fuel cell is composed of three layers: an electrolyte sandwiched between a cathode and an anode. The electrolyte is a solid ceramic material, and the anode and cathode are made from inks that coat the electrolyte. Unlike other types of fuel cells, no precious metals, corrosive acids or molten materials are required.

To fuel the electrochemical reaction, natural gas enters the anode side, where it mixes with steam to produce reformed fuel. As the reformed fuel crosses the anode, it attracts oxygen ions from the air on the cathode side. The oxygen ions combine with the reformed fuel to produce electricity, water, heat and carbon dioxide. The water and heat get recycled to produce the steam needed to reform the fuel. This enables a highly efficient electrochemical reaction to produce electricity without any requirement for water, other than to start the system. This efficiency also results in less than half the carbon dioxide emissions for the current generation of our Energy Servers compared to the average of U.S. combustion power generation.

How Does the Bloom Energy Server Work?

These fuel cells are the foundational building block of the Bloom Energy Server. We combine a number of the fuel cells into a stack, and then combine a number of the stacks to form 50 kilowatt power modules (depending upon the generation required by the customer). Each module contains hundreds of individual fuel cells that produce direct current (DC) power. A complete Bloom Energy Server combines the power modules with a fuel processing module and an alternating current (AC) module that contains DC-to-AC converters and transformers. Each power module in a Bloom Energy Server operates independently and can be hot swapped, or decommissioned, replaced or serviced without shutting down the entire system. This modular approach leads to high availability as well as upgradability. In addition, every new generation of our fuel cell technology is designed to be backward compatible for power module replacement and upgrades. This allows us to maintain the existing Bloom Energy Server fleet with the latest generation of technology, while simplifying our manufacturing.

Any number of these Energy Server systems can be arranged in various configurations to form solutions from hundreds of kilowatts to many tens of megawatts. Regardless of the starting size of a solution, further scaling can be accomplished after the initial solution deployment, creating on-going flexibility and scalability for the customer. This feature allows a customer to “pay as they grow,” conserving on current spending without constraining a future local expansion.

In a basic configuration, the Bloom Energy Server is interconnected to the customer’s electric grid connection. By regulation, the Bloom Energy Server must stop exporting power in case of a grid outage. However, Energy Servers can be upgraded with uninterruptable power solutions as add-on options at any point in time to enable continuous operation in the event of grid interruption. When in an uninterruptable configuration, the Energy Server continually powers critical loads while the grid serves as a backup. Should there be a disruption to grid power, the critical load, which is already receiving primary power from the Energy Server, experiences no disruption. The combination of primary power from the Energy Server, utilizing the natural gas infrastructure, and secondary feed from the independent electric grid results in a very highly available and reliable solution.

Energy Servers in an uninterruptible configuration supply the customer’s most critical energy needs (or “mission-critical power”) and are connected directly to the customer’s load. Mission-critical reliability is provided through the power output of a modular and redundant set of inverters in the Bloom Energy Server that draw power from the power modules of the Energy Server. The input for the Bloom Energy power generation is the highly reliable and robust natural gas infrastructure. While this is the primary means of providing power to the critical load, the utility grid is available through a fast-activating switch (such as a static switch) to provide power in the event of failure of the full Energy Server.

As of March 31, 2018, approximately 11% of our installed systems, by megawatts deployed, are configured to provide uninterruptable power. However, all Energy Server products installed after 2012 may be retrofitted with the addition of uninterruptible power components.

Competition

We primarily compete against the utility grid based on superior reliability, resiliency, cost savings, predictability and sustainability, all of which can be customized to the needs of individual customers. The customer has no single alternative solution that provides all of these important attributes in one platform. As we are able to drive our costs down, we expect our economic value proposition to continue to improve relative to grid power in additional markets.

Other sources of competition include:

•	Intermittent solar power. Solar power is intermittent and best suited for addressing peak power requirements, while Bloom provides stable base load generation. Storage technology is intended to address the intermittency of solar, but the low power density and efficiency of solar technology makes the combined solution impractical for most C&I customers. As a point of comparison, our Energy Servers provide the same power output in 1/125th of the footprint of solar, allowing us to serve far more of a customer’s energy requirements based on a customer’s available space.

•	Intermittent wind power. Power from wind turbines is intermittent, similar to solar power. Typically wind power is deployed for utility-side, grid-scale applications in remote locations but not as a customer-side, distributed power alternative due to prohibitive space requirements and permitting issues. Remote wind farms feeding into the grid are dependent upon the vulnerable transmission and distribution infrastructure to transport power to the point of consumption.

•	Traditional co-generation systems. These systems deliver a combination of electric power and heat. We believe that we compete favorably because of our superior electrical efficiencies, significantly less complex deployment (avoiding heating systems integration), better performance on emissions and noise, superior availability, aesthetic appeal and reliability.

•	Traditional backup equipment. As our Energy Servers deliver always-on power, they can obviate the need for traditional backup equipment such as diesel generators. We generally compete by offering a better integrated, more reliable and cost-effective solution versus these grid-plus-backup systems.

•	Other commercially available fuel cells. Basic fuel cell technology is over 100 years old. The Bloom Energy Server uses advanced solid oxide fuel cell technology which produces electricity directly from oxidizing a fuel. The solid oxide fuel cell has a solid oxide or ceramic electrolyte. The advantages of this technology include high efficiency, long-term stability, elimination of the need for an external fuel reformer, ability to use biogas or natural gas as a fuel, low emissions and relatively low cost. There are a variety of fuel cell technologies, characterized by their electrolyte material, including:

•	Proton exchange membrane fuel cells (PEM). PEM fuel cells typically are used in on-board transportation applications, such as powering forklifts, because of their compactness and ability for quick starts and stops. However, PEM technology requires an expensive platinum catalyst which is susceptible to poisoning by trace amounts of impurities in the fuel or exhaust products. These fuel cells require hydrogen as an input source of energy or an external fuel reformer, which adds to the cost, complexity and electrical inefficiency of the product. As a result, they are not an economically viable option for stationary base load power generation.

•	Molten carbonate fuel cells (MCFC). MCFCs are high-temperature fuel cells that use an electrolyte composed of a molten carbonate salt mixture suspended in a porous, chemically inert ceramic matrix of beta-alumina solid electrolyte. The primary disadvantages of current MCFC technology are durability and lower electrical efficiency compared to solid oxide fuel cells. Current versions of the product are built for 300 kilowatts, and they are monolithic. Smaller sizes are not economically viable. In many applications where the heat produced by these fuel cells is not useable continuously, getting rid of the heat also becomes a liability.

•	Phosphoric acid fuel cells (PAFC). PAFCs are a type of fuel cell that uses liquid phosphoric acid as an electrolyte. Developed in the mid-1960s and field-tested since the 1970s, they were the first fuel cells to be commercialized. PAFCs have been used for stationary power generators with output in the 100 kilowatt to 400 kilowatt range. PAFCs are best suited to combined heat and power applications which require carefully matching power and heat requirements, often making the technology difficult to implement. Further disadvantages include low power density and stability.

While solid oxide fuel cell technology offered the best prospects for base load power generation, the challenges associated with fundamental and applied materials and packaging served as a roadblock to commercializing this technology. Bloom has overcome these roadblocks, and our advanced solid oxide fuel cell technology enables both low cost and very high levels of reliability, paving the way for broad commercial application. Compared with legacy fuel cell alternatives, Bloom Energy Servers feature significant advantages:

•	Highest electrical efficiency. The latest generation of our Energy Servers has greater than 65% BOL electrical efficiency, approximately 40% to 60% higher than that of legacy fuel cells, improving both cost and reducing harmful emissions.

•	Greater reliability and availability. Our Energy Servers have high reliability and availability of up to 99.99% in mission critical configurations, which is superior to legacy systems.

•	Greater flexibility and simplicity. Our Energy Servers can use natural gas or biogas as a fuel with no modification to their fuel cell chemistry. It is the only fuel cell product that does not require an external fuel reformer. No complex heating/cooling integration is required as waste heat is used internally to maximize efficiency, making Bloom Energy Servers easy to deploy.

•	Appealing design. Our Energy Servers’ pleasing aesthetics and minimal noise are better suited for corporate campuses and increase customer options for siting.

•	No water needed for continuous operation. Bloom Energy Servers require no water during normal operation after initial start-up. The system is air-cooled and operates over a wide range of ambient temperatures.

Manufacturing and Supply Chain

We believe our tightly integrated in-house research and development, engineering, manufacturing capabilities, and facilities provide us with a significant competitive advantage. We developed our manufacturing technology and capability to take advantage of the best aspects of other industries’ manufacturing processes, but with the goal of doing so in a cost effective manner. For example, our current stack manufacturing plant in Sunnyvale, California deploys significant automation and inspection process steps, drawing many of these paradigms from highly automated semiconductor and data storage manufacturing factories, but without the need for a clean room environment. In both our Sunnyvale and Delaware factories, we utilize lean manufacturing concepts drawn from automotive production and quality systems. Given that, our current manufacturing footprint is one that, relative to other industries, doesn’t require extremely expensive tool sets or constant retooling at technology node changes.

Manufacturing Expertise. We design most of our key equipment and build some of the significant equipment in-house. Our manufacturing team has experience with leading companies in the automotive and semiconductor manufacturing industries, which are known for high-volume production, continual, sustained cost reduction and the highest-quality output. Our teams have implemented lean manufacturing processes to systematically eliminate waste and inefficiency throughout our manufacturing and supply chain operations.

Facilities. Our current manufacturing processes reflect a rapid rate of learning and adoption of new ideas from our decade of manufacturing experience. Our primary manufacturing locations for the fuel cells and system assembly are in Sunnyvale, California and Newark, Delaware. The 178,400 square foot manufacturing facility in Newark is the first purpose-built Bloom manufacturing center and was designed specifically for copy-exact duplication as we expand, which we believe will help us scale more efficiently. We believe our current manufacturing facilities are adequate to support our business for the next few years. Our Newark facility includes an additional 50 acres available for factory expansion and/or the co-location of supplier plants. Both of our two principal manufacturing facilities are powered by Bloom Energy Servers.

Manufacturing Scalability. Because of the expertise that we have developed over the past decade, the significant amount of automation that we deploy in our manufacturing process steps, and the general lack of need to retool as we move from one technology node to the next, we have the ability to quickly scale to support increased demand requirements. We do not need greenfield factories to manufacture our systems and can retrofit existing buildings to accommodate our requirements. Because of the high degree of automation in our stack manufacturing process, we do not have to manufacture in low cost labor regions, which opens up our opportunity set for site location. While our manufacturing process tools are customized for Bloom’s use, the components and parts required for our process tools are generally not hard to acquire allowing for shorter lead times to procure. All of these dynamics combine to allow Bloom’s manufacturing capability to scale rapidly to meet demand requirements.

Supply Chain. We have multiple sources for most of the critical raw materials, capital equipment and components necessary to build our systems. Many of the key components and materials, including a large percentage of power electronics and controls system components, are commercially available.

In some cases we have entered into long-term supply agreements with suppliers based on our forecasted inventory demand pursuant to which these suppliers are contractually obligated to purchase the forecasted inventory, and we maintain the right to cancel such orders at a minimum of 90 days prior to delivery. All of our suppliers must undergo a rigorous qualification process, and we continually evaluate suppliers.

Services

We offer operations and maintenance services agreements for our Energy Servers, which are renewed on an annual basis. The customer agrees to pay an on-going service fee and in return Bloom monitors, maintains and operates the systems on their behalf.

Our in-house service organization has 107 dedicated field service personnel in 14 locations. Standard customer contracts include service covering all on-going system operation, maintenance—including periodic refresh of power modules—and 24x7 remote monitoring and control of the systems.

Each Bloom Energy Server includes a secure connection to redundant Remote Monitoring and Control Center (RMCC) facilities that are geographically well separated. Together these RMCC facilities provide constant monitoring of over 500 system performance parameters and predictive factors. Using proprietary, internally developed software, the RMCC Operators can optimize fleet performance remotely from either RMCC facility. As needed, the operators can dispatch field services to the site to locally restore and enhance performance. The RMCC facilities communicate through a secure network, and can operate together or independently to provide full services for the fleet.

We currently service and maintain all of our Energy Servers; however we may engage third-party service organizations to provide routine field maintenance domestically, such as replacing air filters. Internationally, we intend to create strategic partnerships for local service and support of customer installations.

Sales, Marketing and Partnerships

We market our Energy Servers primarily through a national direct sales organization, supported by project finance, business development, government affairs and marketing teams. In addition to our internal resources, we also work with multiple partners to generate customer leads and develop projects. Most recently, we announced an alliance with The Southern Company, one of the largest utility companies in the United States, in August 2016. This alliance includes a development agreement between Bloom and Southern’s PowerSecure affiliate for the development of a combined fuel cell and storage offering, the financing of 50 megawatts of Energy Servers for customers (completed in the second quarter of 2017), and a co-marketing agreement. For project financing, we work with partners such as Key Bank, Wells Fargo, Credit Suisse, Constellation Energy, a subsidiary of Exelon Corporation, and WGL Energy.

Research and Development

Our research and development organization has addressed complex applied materials, processing and packaging challenges through the invention of many proprietary advanced material science solutions. Over a decade, Bloom has built a world-class team of solid oxide fuel cell scientists and technology experts. Our team comprises technologists with degrees in Materials Science, Electrical Engineering, Chemical Engineering, Mechanical Engineering, Civil Engineering and Nuclear Engineering, and includes more than 48 PhDs. This team has continued to develop innovative technology improvements for our Energy Servers, achieving increased power density and electrical efficiency, reduced cost and improved reliability.

Intellectual Property

Intellectual property is an essential differentiator for our business, and we seek protection for our intellectual property whenever possible. We rely upon a combination of patents, copyrights, trade secrets, and trademark laws, along with employee and third party non-disclosure agreements and other contractual restrictions to establish and protect our proprietary rights.

We have developed a significant patent portfolio to protect elements of our proprietary technology. As of March 31, 2018, we had 209 issued patents and 86 patent applications pending in the United States and we had an international patent portfolio comprised of 90 issued patents and 63 patent applications pending with filings in 16 countries under two multinational conventions, which are generally counterparts of the U.S. patents and patent applications. Our U.S. patents are expected to expire between 2023 and 2036.

We continually review our development efforts to assess the existence and patentability of new intellectual property. We pursue the registration of our domain names and trademarks and service marks in the United States and in some locations abroad. In an effort to protect our brand, as of March 31, 2018, we had ten registered trademarks in the United States, 26 registered trademarks in Australia, the European Union, United Kingdom, Japan and India, and we had 11 pending applications in China, India, South Korea, and Taiwan. We have six trademarks registered with the World Intellectual Property Organization as International Registrations.

Sustainability

The largest environmental impact we can provide is to maximize the deployment of Bloom systems, which reduce carbon emissions and save water compared to traditional power generation systems. Thus, our primary sustainability goal is to maximize sales of Bloom systems and provide the longest and most economically sustainable life cycle possible for the Bloom fuel cells through reliability enhancement programs.

We also seek to minimize our environmental footprint and extend system operating life while reducing consumption of new material in our Energy Servers. We have an end-to-end recycling approach to recover components from end-of-life units for maximum reuse or recycling. We have dedicated facilities in our manufacturing locations in Delaware and California to inspect and dismantle end-of-life Energy Servers and components removed during scheduled maintenance. We have an audit program to identify improvement opportunities at suppliers and also work with them to reduce one-way packaging to minimize materials going to landfills.

These strategies in combination provide a robust and comprehensive sustainment strategy that looks both at our external impact on the wider environment and internally on responsible design, cradle-to-cradle materials management and recycling.

Permits and Approvals

Each Bloom Energy installation must be designed, constructed and operated in compliance with applicable federal, state and local regulations, codes, standards, guidelines, policies and laws. To install and operate our systems, we, our customers or our partners are required to obtain applicable permits and approvals from local authorities having jurisdiction to install the Bloom Energy Servers and to interconnect the systems with the local electrical utility.

Bloom Energy Servers generate electricity without combustion and are certified by the California Air Resources Board (CARB) to meet its stringent emissions standards for NOx, CO and VOCs, and therefore are exempt from certain permit requirements of air pollution control and air quality management districts.

Government Policies

There are varying policy frameworks across the United States and abroad designed to support and accelerate the adoption of clean and/or reliable distributed generation technologies such as Bloom Energy Servers. These policy initiatives come in the form of tax incentives, cash grants, performance incentives and/or specific gas or electric tariffs.

The U.S. federal government provided businesses with a 30% ITC available under Section 48 of the Internal Revenue Code, available to the owner of our Energy Server for systems purchased and placed into service by December 31, 2016. The credit was equal to 30% of expenditures for capital equipment and installation, and the credit for fuel cells was capped at $1,500 per 0.5 kilowatt of capacity. This federal tax benefit expired on December 31, 2016, although it was reinstated on February 9, 2018. For more information on the ITC, please see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Our Energy Servers are currently installed in eleven states in the United States, each of which has its own enabling policy framework. Some states have utility procurement programs and/or renewable portfolio standards for which our technology is eligible. Our Energy Servers currently qualify for tax exemptions, incentives or other customer incentives in many states, including the states of California, New Jersey, Connecticut and New York. These policy provisions are subject to change.

Although we generally are not regulated as a utility, federal, state, and local government statutes and regulations concerning electricity heavily influence the market for our product and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, competition with utilities, and the interconnection of customer-owned electricity generation. In the United States, governments continuously modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different rates for commercial customers on a regular basis. These changes can have a positive or negative impact on our ability to deliver cost savings to customers for the purchase of electricity.

To operate our systems we obtain interconnection agreements from the applicable local primary electricity and gas utilities. In almost all cases, interconnection agreements are standard form agreements that have been pre-approved by the local public utility commission or other regulatory body with jurisdiction over interconnection agreements. As such, no additional regulatory approvals are typically required once interconnection agreements are signed.

Our operations are subject to stringent and complex federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of the federal Occupational Safety and Health Act, as amended, or OSHA, and comparable state laws that protect and regulate employee health and safety.

Product safety standards for stationary fuel cell generators have been established by the American National Standards Institute (ANSI). These standards are known as ANSI/CSA “FC-1”. Our products are designed to meet this standard. Further, we utilize UL to certify compliance with the standard.

Energy Server installation guidance is provided by NFPA 853: Standard for the Installation of Stationary Fuel Cell Power Systems. Installations at sites are carried out to meet the requirements of this standard.

Employees

As of March 31, 2018, we had 1,409 global employees and contractors. We have not experienced any work stoppages and we consider our relationship with our employees to be good.

Facilities

Our corporate headquarters is located in Sunnyvale, California. This facility comprises approximately 31,000 square feet of space. Our current lease, entered into in September 2010, expires in December 2018. On April 9, 2018, the Company signed a new lease for 103,742 square feet of space for our corporate headquarters in San Jose, California. The lease term begins in January 2019 and expires in 2029. We also lease manufacturing facilities in Sunnyvale and Moffett Field, California. These plants together comprise approximately 74,000 square feet of space. Our current lease for our Sunnyvale manufacturing facilities, entered into in April 2005, expires in 2020, and our current lease for our manufacturing facilities at Moffett Field, entered into in December 2011, expires in December 2018. We also own a manufacturing facility in Newark, Delaware comprising approximately 178,400 square feet of space, and lease additional office space around the world, including in the United States, India, China and Taiwan. We believe our facilities are adequate to support our business for at least the next twelve months.

Legal Proceedings

From time to time, we are involved in various legal proceedings or subject to claims arising in the ordinary course of our business. Although the results of legal proceedings and claims cannot be predicted with certainty, we are not currently party to any legal proceedings the outcome of which, in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers, Other Key Employees and Directors

The following table sets forth certain information concerning our executive officers, directors and other key employees as of March 31, 2018:

Name	Age	Position(s)
Executive Officers and Other Key Employees:
KR Sridhar(1)	57	Founder, President, Chief Executive Officer and Director
Randy Furr	63	Executive Vice President and Chief Financial Officer
Bill Kurtz	60	Executive Vice President and Chief Commercial Officer
Susan Brennan	55	Executive Vice President and Chief Operations Officer
Swaminathan Venkataraman	57	Executive Vice President of Engineering and Chief Technology Officer
Matt Ross	57	Executive Vice President and Chief Marketing Officer
William Thayer	57	Executive Vice President of Sales
Shawn Soderberg	57	Executive Vice President, General Counsel and Secretary
Glen Griffiths	55	Executive Vice President of Quality, Reliability and Sustainability
Non-Employee Directors:
Kelly A. Ayotte(5)	49	Director
Mary K. Bush(3)	70	Director
L. John Doerr(2)(6)	66	Director
Colin L. Powell(6)(8)	80	Director
Scott Sandell(4)(8)	53	Director
Peter Teti	50	Director
Eddy Zervigon(7)	49	Director

(1)	Chairman of the board of directors
(2)	Lead Independent Director
(3)	Chair of the audit committee
(4)	Chair of the compensation and organization development committee
(5)	Chair of the nominating and corporate governance committee
(6)	Member of the compensation and organization development committee
(7)	Member of the audit committee
(8)	Member of the nominating and corporate governance committee

Executive Officers and Other Key Employees

KR Sridhar is our founder and has served as a member of our board of directors since January 2001 and as our Chief Executive Officer and Chairman of the Board since April 2002. Prior to founding Bloom Energy, Mr. Sridhar was director of the Space Technologies Laboratory at the University of Arizona where he was also a professor of Aerospace and Mechanical Engineering. Mr. Sridhar has served as an advisor to NASA and has led major consortia of industry, academia, and national labs. Mr. Sridhar also serves as a strategic limited partner at Kleiner Perkins Caufield & Byers, a venture capital firm, and as a special advisor to New Enterprise Associates, a venture capital firm. He has also served on many technical committees, panels and advisory boards and has several publications and patents. Mr. Sridhar received a B.S. in Mechanical Engineering from the National Institute of Technology, Tiruchirappali, India, as well as a M.S. in Nuclear Engineering and Ph.D. in Mechanical Engineering from the University of Illinois, Urbana-Champaign. Mr. Sridhar was selected to serve as a member of our board of directors due to the perspective and experience he brings as our founder and Chief Executive Officer.

Randy Furr has served as our Chief Financial Officer since April 2015. Prior to joining Bloom Energy, Mr. Furr served as Corporate Executive Vice President and Chief Financial Officer for Spansion, Inc., a manufacturer of flash memory semiconductors, from June 2009 to March 2015. Mr. Furr held senior executive positions as executive Vice President and Chief Financial Officer at Magellan Navigation, Inc., a portable GPS navigation consumer electronics company, from August 2008 to June 2009, and as Chief Operating Officer and Chief Financial Officer at Aliph, Inc., a consumer Bluetooth telephony device company, from April 2008 to August 2008. Prior to that, Mr. Furr was at Adobe Systems, Inc., a computer software company, where he served as a Senior Vice President from May 2007 to January 2008, interim Chief Information Officer from November 2006 to May 2007, and as Executive Vice President and Chief Financial Officer from May 2006 to November 2006. Before joining Adobe Systems, Inc., Mr. Furr spent 13 years at Sanmina-SCI Corporation, an electronics manufacturing services provider, where he served as President and Chief Operating Officer from 1996 to 2005 and as Executive Vice President and Chief Financial Officer from 1992 to 1996. Mr. Furr served as a Director of Sanmina-SCI Corporation from 1998 until 2005. Mr. Furr has served as a member of the board of directors of SMART Global Holdings, Inc. since September 2017. Mr. Furr holds a bachelor’s degree in Business Administration from the University of Oklahoma and is a Certified Public Accountant.

Bill Kurtz has served as our Chief Commercial Officer since April 2015 and served as our Chief Financial Officer from March 2008 to April 2015. Previously, Mr. Kurtz served in the roles of Chief Operations Officer or Chief Financial Officer of several technology companies, including Scient Corporation, a provider of professional services, 3PARdata, Inc., a data storage company, and Novellus Systems, Inc., a global semiconductor equipment company, and also held senior financial management positions at AT&T Inc., a telecommunications company. Mr. Kurtz was a member of the board of directors of PMC-Sierra Inc., including as the chair of the audit committee, until it was acquired by Microsemi Corporation in January 2016. Mr. Kurtz holds a bachelor’s degree in Commerce from Rider University and a M.S. in Management Sciences from Stanford University.

Susan Brennan has served as our Chief Operations Officer since November 2013. Prior to joining Bloom Energy, Ms. Brennan served as Vice President of Manufacturing – Smyrna and Decherd at Nissan North America, Inc., an automobile company, from October 2008 to November 2013. She also previously served as Director of Global Manufacturing at Ford Motor Company, an automobile company, and in other corporate and manufacturing management roles at Ford Motor Company, Visteon Corporation, a global automotive electronics supplier, and Douglas & Lomason Company, an automotive parts supplier. Ms. Brennan has served as a member of the board of directors of Senior PLC since January 2016. Ms. Brennan holds a B.S. in Microbiology from the University of Illinois, Urbana-Champaign and an M.B.A. from the University of Nebraska, Omaha.

Swaminathan Venkataraman has served as our Executive Vice President of Engineering and Chief Technology Officer since December 2003. He has authored or co-authored several patents in the areas of solid oxide fuel cell technology, fuel processing and heat integration and control systems. Prior to joining Bloom Energy, Mr. Venkataraman was a Principal Technologist at Aspen Technology, Inc., a provider of supply chain management software and professional services, from 1987 to 2003, where he led the commercial development of high end design, simulation and optimization software for the chemical and petrochemical industries. Mr. Venkataraman holds a bachelor’s degree in Chemical Engineering from the National Institute of Technology, Tiruchirappali and a Ph.D. in Chemical Engineering from Clarkson University.

Matt Ross has served as our Chief Marketing Officer since October 2011. He previously served in various executive roles at several global marketing services providers. These include McCann Worldgroup, where he served as chief executive officer of Global Microsoft Brands and president of McCann Worldgroup San Francisco, and Ogilvy & Mather Worldwide, where he held roles including chief operating officer and managing director of IBM Brand Services. Mr. Ross holds a B.S. in Business Administration from San Francisco State University.

William Thayer has served as our Executive Vice President of Sales since September 2005. Before joining Bloom Energy, Mr. Thayer served as the Vice President, Sales North America at American Power Conversion Corporation, a provider of end-to-end Network Critical Physical Infrastructure (NCPI). Prior to this role, Mr. Thayer served in a variety of senior leadership, management and sales roles at American Power Conversion Corporation, including Vice President and General Manager of Asia Pacific. Mr. Thayer graduated from the U.S. Naval Academy with a B.S. in General Engineering and served for ten years as a Surface Warfare Officer in the U.S. Navy before being assigned to the Naval War College. He also holds an M.B.A. from the University of Rhode Island.

Shawn Soderberg has served as our Executive Vice President, General Counsel and Secretary since January 2016. Before joining us, Ms. Soderberg was the Executive Vice President, General Counsel and Secretary of Bio-Rad Laboratories, a global medical technology provider for the life science and clinical diagnostics industries from 2013 to 2016. Prior to that, Ms. Soderberg was the Senior Vice President, General Counsel and Secretary of Aricent Group, a global design and software engineering services and product company, from 2006 to 2013; Managing Director and General Counsel of H&Q Asia Pacific, a private equity firm, from 2000 to 2006; Vice President, General Counsel and Secretary of Oak Technology, a semiconductor and embedded solutions provider for the optical storage and the digital home entertainment market, from 1996 to 2000; and General Counsel of Microtec Research, Inc., a software provider for embedded systems, from 1994 to 1996. Prior to Ms. Soderberg’s General Counsel experience, she practiced in a law firm environment. Ms. Soderberg holds a B.S. in Accounting from the University of Santa Clara, a J.D. from Seattle University School of Law and an LL.M. in Taxation from New York University.

Glen Griffiths has served as our Executive Vice President of Quality, Reliability and Sustainability since December 2014. Before joining Bloom Energy, Mr. Griffiths served as the Chief Quality Officer of Hewlett Packard, a technology company specializing in printing, personal computing, software, services and IT infrastructure, from December 2011 until December 2014 and as the Vice President of Global Engineering from December 2008 to December 2011. He holds a B.Sc. in Engineering from UK Open University, a M.Sc. in Reliability, Maintainability and Supportability Engineering from Exeter University and an M.B.A. from UK Open University.

Non-Employee Directors

Kelly Ayotte has served as a member of our board since November 2017. She was in the United States Senate from 2011 to 2016, where she chaired the Armed Services Subcommittee on Readiness and the Commerce Subcommittee on Aviation Operations. She also served on the Homeland Security and Governmental Affairs, Small Business and Entrepreneurship, and Aging Committees. Senator Ayotte served as the “Sherpa” for Justice Neil Gorsuch, leading the effort to secure his confirmation to the United States Supreme Court. From 2004 to 2009, Senator Ayotte served as New Hampshire’s first female Attorney General. Prior to that, she served as the Deputy Attorney General, Chief of the Homicide Prosecution Unit and as Legal Counsel to Governor Craig Benson. She began her career as a law clerk to the New Hampshire Supreme Court and as an associate at McLane Middleton. Senator Ayotte serves on the boards of Caterpillar, News Corp and BAE Systems and the advisory boards of Microsoft, Blink Health, Chubb Insurance, Revision Military and Cirtronics. She is a Senior Advisor for Citizens for Responsible Energy Solutions. She also serves on the non-profit boards of the One Campaign, the International Republican Institute, the McCain Institute and NH Veteran’s Count. Senator Ayotte graduated with honors in 1990 from the Pennsylvania State University and earned a Juris Doctor degree in 1993 from the Villanova University School of Law.

Mary K. Bush has served as a member of our board since January 2017. The Honorable Mary K. Bush has served as President of Bush International, LLC, an advisor to U.S. corporations and foreign governments on international capital markets, strategic business and economic matters, since 1991. She has held several Presidential appointments including the U.S. Government’s representative on the IMF Board and Director of

Sallie Mae. She also was head of the Federal Home Loan Bank System during the aftermath of the Savings and Loan crisis and was advisor to the Deputy Secretary of the U.S. Treasury Department. Earlier in her career, she managed global banking and corporate finance relationships at New York money center banks including Citibank, Banker’s Trust, and Chase. In 2006, President Bush appointed her Chair of the congressionally-chartered HELP Commission on reforming foreign aid. In 2007, she was appointed by the Secretary of the Treasury to the U.S. Treasury Advisory Committee on the Auditing Profession. She is a member of the board of directors of Discover Financial Services, ManTech International Corporation, Marriott International, Inc., and T. Rowe Price Group, Inc. Ms. Bush also was a director of Briggs & Stratton, Inc. from 2004 to April 2009, of United Airlines from 2006 to 2010 and of the Pioneer Family of Mutual Funds from 1997 to 2012. She also serves on the Kennedy Center’s Community Advisory Board and she is Chairman of the Capital Partners for Education, a not-for-profit organization that mentors young people through high school and college. Ms. Bush was chosen to serve as a member of our board of directors due to her extensive and wide ranging experience in finance, audit and the global financial markets.

L. John Doerr has served as a member of our board of directors since May 2002. Mr. Doerr has been a General Partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since August 1980. Mr. Doerr has also served as a member of the board of directors of Alphabet, Inc., a global technology company, since May 1999, and Amyris, Inc., a renewable products company, since May 2006. Mr. Doerr was previously a director of Amazon.com, Inc., an e-commerce company, from 1996 to 2010. Mr. Doerr holds a B.S. in Electrical Engineering and an M.S. in Electrical Engineering and Computer Science from Rice University and an M.B.A. from Harvard Business School. Mr. Doerr was selected to serve as a member of our board of directors due to his extensive experience with technology companies.

General Colin L. Powell, USA (Retired) has served a member of our board of directors since January 2009. General Powell served as the 65th U.S. Secretary of State from January 2001 to January 2005. He served 35 years in the U.S. Army, rising to the rank of Four-Star General and from 1989 to 1993 served as the 12th Chairman of the Joint Chiefs of Staff. General Powell has also been a member of the board of directors of Salesforce.com, Inc., a global cloud computing company, since January 2015. He is Chairman of the Board of Visitors of the Colin Powell School at the City College of New York. He is also the Founder and Chairman Emeritus of the America’s Promise Alliance, a nonprofit organization advocating for the strength and well-being of America’s children and youth. General Powell was selected to serve as a member of our board of directors due to his extensive leadership experience.

Scott Sandell has served as a member of our board of directors since August 2003. Mr. Sandell is Managing General Partner at global venture capital firm New Enterprise Associates, Inc., or NEA. A General Partner since 2000, and Co-Managing General Partner from 2015–2017, Mr. Sandell served as head of the firm’s technology investing practice for 10 years and has led NEA’s China investing activities for over a decade. Prior to joining NEA in 1996, Mr. Sandell worked as a Product Manager for Windows 95 at Microsoft Corporation. Mr. Sandell started his career at the Boston Consulting Group, a global management consulting firm, and later joined C-ATS Software, Inc., a software development company. Mr. Sandell currently serves on the boards of various private companies. He previously served on the boards of Data Domain, Fusion-io, Neoteris, NetIQ, Playdom, Spreadtrum Communications, Tableau Software, WebEx, and Workday. Mr. Sandell also currently serves on the Board of Advisors for the Thayer School of Engineering at Dartmouth, and is a former Chairman of the National Venture Capital Association (NVCA), a trade organization for venture capital and private equity firms. Mr. Sandell holds an A.B. from Dartmouth College and an M.B.A. from Stanford University. Mr. Sandell was chosen to serve as a member of our board of directors due to his extensive experience with a wide range of technology companies in the venture capital industry.

Peter Teti has served as a member of our board of directors since November 2015. Mr. Teti was nominated to serve on our board by Alberta Investment Management Corporation, an institutional investment fund management company, where he is the Senior Vice President of Private Equity and Relationship Investing. Prior to joining Alberta Investment Management Corporation in 2012, Mr. Teti served as Managing Director,

Investment Banking at N.M. Rothschild & Sons, an investment banking company, from 2002 to 2012. Mr. Teti holds a Bachelor of Commerce from Queen’s University and is a Chartered Accountant. Mr. Teti was chosen to serve as a member of our board of directors due to his extensive experience with a wide range of technology companies and his experience in private equity.

Eddy Zervigon has served as a member of our board of directors since October 2007. Since 2012, Mr. Zervigon has been a Special Advisor at Riverside Management Group, a boutique merchant bank. Previously, he was a Managing Director in the Principal Investments Group at Morgan Stanley & Co. LLC, a global financial services firm, from 1997-2012. Prior to joining Morgan Stanley, Mr. Zervigon was a Certified Public Accountant at Coopers & Lybrand (now PricewaterhouseCoopers LLP), a public accounting firm. He previously served as a director of DigitalGlobe, Inc., a builder and operator of satellites for digital imaging, where he served as a member of the audit and compensation committees from 2004 to 2017. In addition, he has previously served as a board member of MMCinemas, Impsat Fiber Networks, Inc., TVN Entertainment Corporation and Stadium Capital. Mr. Zervigon has a B.A. in accounting and a master’s degree in taxation from Florida International University and an M.B.A. from the Amos Tuck School of Business at Dartmouth College. Mr. Zervigon was chosen to serve on our board of directors because he brings significant institutional knowledge regarding our company and significant financial and transactional experience.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and executive officers.

Board of Directors Composition

Current Board of Directors

Our board of directors has set the authorized number of directors as eight. Our board of directors currently consists of eight members with no vacancies.

Pursuant to our certificate of incorporation as in effect prior to the completion of this offering and our eighth amended and restated voting agreement dated as of June 30, 2011, Messrs. Doerr, Sandell, Zervigon, Powell, Teti, Sridhar, Ms. Ayotte and Ms. Bush have been designated to serve as members of our board of directors. Pursuant to our restated certificate of incorporation and our eighth amended and restated voting agreement, Mr. Doerr was designated as the representative of our Series A preferred stock, Mr. Sandell was designated as the representative of our Series B preferred stock, Mr. Zervigon was designated as the representative of our Series E preferred stock, Mr. Teti was designated as the representative of our Series G preferred stock, Mr. Sridhar was designated as the person currently serving as our Chief Executive Officer, and Mr. Powell was designated by agreement of the director representatives of our Series A and Series B preferred stock as an independent industry representative. The eighth amended and restated voting agreement will terminate in connection with this offering and there will be no contractual obligations regarding the election of our directors.

After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Currently serving members of our board of directors will continue to serve as directors until their death, resignation, or removal or until their successors are duly elected by the holders of our common stock.

Classified Board of Directors

Our restated certificate of incorporation that will be in effect immediately prior to the completion of this offering provides that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be KR Sridhar, Scott Sandell and General Colin L. Powell, and their terms will expire at the annual meeting of stockholders to be held in 2019;

•	the Class II directors will be Mary K. Bush, Eddy Zervigon and Peter Teti, and their terms will expire at the annual meeting of stockholders to be held in 2020; and

•	the Class III directors will be Senator Kelly A. Ayotte and John Doerr, and their terms will expire at the annual meeting of stockholders to be held in 2021.

Our restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering provide that only our board of directors may fill vacancies on our board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions” for additional information.

Director Independence

The listing rules of the New York Stock Exchange (NYSE) generally require that a majority of the members of a listed company’s board of directors be independent within specified periods following the closing of an initial public offering. In addition, the listing rules generally require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent.

With the exception of General Powell (Retired), our board of directors has determined that none of our non-employee directors has a material relationship with us and that each of these directors is “independent” as that term is defined under the rules of the NYSE. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions described in the section titled “Related-Party Transactions.”

Lead Independent Director

Our board of directors has appointed L. John Doerr to serve as our lead independent director upon the completion of this offering. As lead independent director, Mr. Doerr will preside over periodic meetings of our independent directors, serve as a liaison between the chairperson of our board of directors and the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation and organization development committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignations or until otherwise determined by our board of directors. Prior to the completion of this offering, our board of directors will adopt a charter for each of these committees. Following the completion of this offering, copies of the charters for each committee will be available without charge on the Investor Relations portion of our website.

Audit Committee

Our audit committee is comprised of the Honorable Mary K. Bush, who is the chair of the audit committee, and Mr. Zervigon. We intend to appoint an additional independent member of the audit committee in the near future. Each member of our audit committee is independent under the current and SEC rules and regulations and we intend to comply with the requirement to have a minimum of three members on our audit committee within the applicable transition period. Each member of our audit committee is financially literate as required by current NYSE listing standards. In addition, our board of directors has determined that Ms. Bush is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K promulgated under the Securities Act. Our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•	discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent accountants, our interim and year-end operating results;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues;

•	approve (or, as permitted, pre-approve) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm; and

•	review related-party transactions and proposed waivers of our code of conduct.

Compensation and Organization Development Committee

Our compensation and organization development committee is comprised of Mr. Scott Sandell, who is the chair of the compensation and organization development committee, Mr. Doerr and General Powell. The composition of our compensation and organization development committee meets the requirements for independence under current NYSE and SEC rules and regulations. Each member of this committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, (the Exchange Act). The purpose of our compensation and organization development committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers and evaluation of the performance of our senior leadership team. Our compensation and organization development committee will, among other things:

•	evaluate the performance of our executive officers, including the chief executive officer;

•	periodically review and make recommendations regarding the reporting structure within our executive officer team, and the effectiveness and efficiency of the team;

•	determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our stock and equity incentive plans;

•	make recommendations to our board of directors regarding incentive compensation and equity plans; and

•	review general policies relating to compensation and benefits of our employees.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is comprised of Kelly A. Ayotte, who is the chair of the nominating and corporate governance committee, General Powell and Mr. Sandell. The composition of our nominating and corporate governance committee meets the requirements for independence under current NYSE rules and regulations. Our nominating and corporate governance committee will, among other things:

•	identify, evaluate, select and make recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors, and we have also adopted a code of ethics for principal executives and senior financial officers.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation and organization development committee is or has been an officer or employee of our company. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation and organization development committee during 2016 and 2017, or in the three months ended March 31, 2018.

Non-Employee Director Compensation

Fiscal 2017 Director Compensation Table

The following table provides information for all compensation awarded to, earned by or paid to each person who served as a non-employee director in the fiscal year ending December 31, 2017.

Name and Principal Position	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)		Total ($)
Kelly A. Ayotte	18,750	412,800	—	—	—	—		431,550
Mary K. Bush	100,000	—	—	—	—	—		100,000
L. John Doerr	—	—	—	—	—	—	(3)	—
Colin L. Powell	75,000	154,800	—	—	—	125,000	(2)	354,800
T.J. Rodgers(4)	—	154,800	—	—	—	—		154,800
Scott Sandell	—	—	—	—	—	—	(3)	—
Peter Teti	—	—	—	—	—	—	(3)	—
Eddy Zervigon	—	—	—	—	—	—	(3)	—

(1)	The amounts reported represent the aggregate grant date fair value of RSUs granted during 2017 as computed in accordance with Accounting Standards Codification ASC 718. The grant date fair value of the RSUs is set forth in Note 25 to our consolidated financial statements. Note that the amounts reported in this column reflect the accounting cost for these RSUs and do not correspond to the actual economic value that our board members may receive from the RSUs.
(2)	For the year ended December 31, 2017, General Colin L. Powell received $75,000 of compensation for his service on the board of directors and $125,000 pursuant to a consulting agreement with the Company.
(3)	No compensation was paid to this board member in 2017.
(4)	Mr. Rodgers resigned from the board in January 2018.

Non-Employee Director Compensation Policy

In January 2017, our board of directors adopted a new non-employee director compensation policy. Pursuant to the policy, each non-employee director will be granted an award of restricted stock units, or RSUs, and cash compensation based on their board and committee services as follows:

	Compensation
General Board Service	Cash(1)	Equity Shares
Board service	$60,000	20,000	(2)
Ongoing annual grant	—	7,500	(3)
Lead independent director	20,000
Committee Awards
Audit committee
Chair	30,000
Member	15,000
Compensation committee
Chair	20,000
Member	10,000
Nominating and corporate governance committee
Chair	15,000
Member	5,000

(1)	Annual cash retainer of $60,000 for service on the Board for each qualifying director, except for employee directors and members designated to serve on the Board by investors pursuant to contractual rights. Annual board fees are paid pro rata on a quarterly basis.
(2)	Annual RSU grant for 20,000 shares to each qualifying director elected beginning January 2017 with such grant to vest pro rata on an annual basis after the date of election.
(3)	Annual RSU grant for 7,500 shares to each qualifying director, effective as of January 2017 with such grant to vest pro rata on an annual basis.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, and paid to our principal executive officer and each of our named executive officers during fiscal years 2017 and 2016. These individuals are our named executive officers for both years:

Name and Principal Position	Fiscal Year	Salary(1) ($)	Bonus(2) ($)	Stock Awards(3) ($)	Option Awards(4) ($)	All Other Compensation(5) ($)	Total ($)
KR Sridhar,	2017	524,039	419,833	13,138,908	16,099,208	26,477	30,208,465
Founder and Chief Executive Officer	2016	500,000	722,600	6,672,825	—	25,092	7,920,517

Susan Brennan,	2017	344,616	146,652	—	352,977	26,477	870,722
Chief Operations Officer	2016	335,000	230,768	—	908,160	24,012	1,497,940

Glen Griffiths,	2017	312,212	110,685	—	235,318	13,077	671,292
Executive Vice President of Quality, Reliability and Sustainability	2016	305,000	166,805	880,537	356,499	12,684	1,721,525

(1)	The amounts reported in the Salary column include regular salary and retroactive pay for salary increases during the year.
(2)	The amounts reported represent the amount earned and payable under the annual bonus plan based on each named executive officer’s target bonus opportunity and pro-rated for the number of days he or she is employed with us. These amounts were partially paid in the year listed with the remaining amount paid in the following calendar year.
(3)	The amounts reported represent the aggregate grant date fair value of RSUs granted to the named executive officer during 2016 and 2017 as computed in accordance with Accounting Standards Codification ASC 718. The grant date fair value of the RSUs is set forth in Note 25 to our consolidated financial statements. Note that the amounts reported in this column reflect the accounting cost for these RSUs, and do not correspond to the actual economic value that our named executive officers may receive from the RSUs.
(4)	The amounts reported represent the aggregate grant date fair value of the stock options granted to our named executive officers during 2016 and 2017 as computed in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 25 to our consolidated financial statements. Note that the amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that our named executive officers may receive from the options.
(5)	Represents group term life insurance premiums and cost of employer sponsored health coverage.

Offer Letters and Employment Arrangements

All of our named executive officers are employed on an at-will basis, with no fixed term of employment. The initial terms and conditions of employment for each of our named executive officers are set forth in written offer letters. Each of our named executive officers has also executed our standard form of confidential information, arbitration and invention assignment agreement. In addition, certain of our named executive officers have been granted awards under our 2002 Equity Incentive Plan and 2012 Equity Incentive Plan, which provide for certain accelerated vesting in connection with a change of control. Such accelerated vesting is described in greater detail in “—Potential Payments Upon Termination or Change in Control” and “—Employee Benefit Plans”.

Potential Payments Upon Termination or Change in Control

Under the terms of employment agreement with Randy Furr, if his employment is terminated without cause or by him for good reason within 12 months following a change of control, any unvested equity incentive awards at such time shall immediately accelerate and vest for an additional 12 months, unless additional acceleration is provided in the change in control agreement.

2017 Outstanding Equity Awards at Fiscal Year-End Table

The following table presents, for each of our named executive officers, information regarding outstanding equity awards held as of December 31, 2017.

			Option Awards				Stock Awards
Name	Grant Date		Option Awards— Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards— Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards— Option Exercise Price ($)	Option Awards— Option Expiration Date	Stock Awards— Number of Unearned Shares That Have Not Vested (#)	Stock Awards— Market or Payout Value of Unearned Shares That Have Not Vested ($)
KR Sridhar	6/25/2008	(1)	771,663	—	1.45	6/24/2018	—	—
	6/2/2011	(1)	350,000	—	13.70	6/2/2021	—	—
	8/2/2012	(1)	1,100,000	—	20.23	8/2/2022	—	—
	9/11/2015	(2)	400,000	—	20.59	9/10/2025	—	—
	1/14/2016	(4)	—	—	—	—	3,805	78,345
	5/5/2016	(6)	—	—	—	—	319,500	6,594,480
	5/11/2017	(8)	—	—	—	—	636,575	13,138,908
	5/11/2017	(9)	—	1,326,763	20.64	5/10/2027	—	—

Susan Brennan	11/7/2013	(3)	163,333	36,667	20.54	11/6/2023	—	—
	2/12/2015	(4)	—	—	—	—	1,505	30,913
	9/11/2015	(1)	9,666	10,334	20.59	9/10/2025	—	—
	9/11/2015	(5)	—	—	—	—	20,000	411,800
	5/5/2016	(6)	—	—	—	—	44,000	908,160
	7/21/2017	(10)	6,875	23,125	20.64	7/20/2027	—	—

Glen Griffiths	2/12/2015	(3)	99,000	66,000	20.54	2/11/2025	—	—
	2/12/2015	(4)	—	—	—	—	35,000	722,400
	1/14/2016	(4)	—	—	—	—	954	19,691
	5/5/2016	(6)	—	—	—	—	11,710	241,694
	10/3/2016	(7)	10,200	19,800	20.64	10/02/2026	—	—
	10/3/2016	(6)	—	—	—	—	30,000	619,200
	7/21/2017	(10)	4,583	15,417	20.64	7/20/2027	—	—

(1)	These stock options vest evenly over a five-year period with 1/60th of the shares of Class B common stock underlying the options vesting each month from the vesting commencement date, subject to continuous service to us.
(2)	These stock options vest evenly over a two-year period with 1/24 of the total shares of Class B common stock underlying the option vesting each month from the vesting commencement date, subject to continuous service to us.
(3)	These stock options vest over a five-year period as follows: 20% of the shares of Class B common stock underlying the options vest on the first anniversary of the vesting commencement date and 1/60th of the shares of Class B common stock underlying the options vest monthly thereafter, subject to continuous service to us.

(4)	The shares are represented by restricted stock units pursuant to which 100% of the units vest upon the earlier of the six-month anniversary of our initial public offering or the closing of a sale event, subject to continuous service to us.
(5)	The shares are represented by restricted stock units pursuant to which 50% of the units vest upon the earlier of the six-month anniversary of our initial public offering or the closing of a sale event, 25% of the units vest on the one year anniversary, and the remaining 25% of the units vest on the second anniversary of the initial vesting event, subject to continuous service to us.
(6)	The shares are represented by restricted stock units pursuant to which 1/3rd of the units vest upon the earlier of the six-month anniversary of our initial public offering or the closing of a sale event, 1/3rd of the units vest on the one year anniversary, and the remaining 1/3rd of the units vest on the second anniversary of the initial vesting event, subject to continuous service to us.
(7)	These stock options vest over three years with 1/3rd of the options vesting on the first, second and third anniversary of the vesting commencement, subject to continuous service to us.
(8)	The shares are represented by restricted stock units pursuant to which 50% of the units vest upon the one-year anniversary of our initial public offering or the closing of a sale event, and 50% of the units vest on the second year anniversary, subject to continuous service to us.
(9)	These stock options vest monthly over two years from the vesting commencement date of January 1, 2018, subject to continuous service to us.
(10)	These stock options vest monthly over four years from the vesting commencement date of January 1, 2017, subject to continuous service to us.

Employee Benefit Plans

2002 Stock Plan

Our board of directors adopted and the stockholders approved our 2002 Stock Plan (the 2002 Plan) in April 2002. The 2002 Plan was amended in June 2011. No additional awards were granted under the 2002 Plan after our adoption of the 2012 Equity Incentive Plan (2012 Plan).

The 2002 Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and non-statutory stock options, as well as for the issuance of restricted stock. We may grant incentive stock options only to our employees. We may grant non-statutory stock options, as well as issue shares of restricted stock, to our employees, officers, directors and consultants.

The exercise price of each incentive stock option must be at least equal to the fair market value of our common stock on the date of grant. Options granted under the 2002 Plan generally may be exercised for a period of thirty days after the termination of the optionee’s service to us or, in the case of death or disability, six months. The maximum permitted term of options granted under our 2002 Plan is ten years.

In the event we are a party to a merger or consolidation or we sell all or substantially all of our assets, the 2002 Plan provides that (i) if the surviving entity agrees to assume or substitute the outstanding awards under the 2002 Plan, such awards shall be so assumed or substituted, provided that any outstanding award which remains entirely unvested shall be partially accelerated and vested, and (ii) if the surviving entity declines to assume or substitute the outstanding awards under the 2002 Plan, all such outstanding awards shall be accelerated in full and fully vested and exercisable.

In August 2012, in connection with our adoption of the 2012 Plan, shares authorized for issuance under the 2002 Plan were cancelled (except for those shares reserved for issuance upon exercise of outstanding stock options). As of March 31, 2018, options to purchase 4,831,801 shares of our common stock were outstanding under the 2002 Plan and no shares were available for future grant. As of March 31, 2018, the weighted average exercise price of outstanding options under the 2002 Plan was $10.44 per share. Any outstanding stock options granted under the 2002 Plan will remain outstanding, subject to the terms of our 2002 Plan and applicable award agreements, until such shares are issued under those awards (by exercise of stock options) or until the awards terminate or expire by their terms.

2012 Equity Incentive Plan

Our board of directors adopted our 2012 Equity Incentive Plan in August 2012. Our stockholders approved the 2012 Plan in July 2013.

The 2012 Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, RSUs and stock appreciation rights, all of which may be granted to employees, including officers, and to non-employee directors and consultants. We may grant incentive stock options only to our employees. We may grant non-statutory stock options, RSUs and stock appreciation rights, as well as issue shares of restricted stock, to our employees (including our officers), directors and consultants.

The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. However, the exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. Options granted under our 2012 Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us (or such period not less than thirty days) but not longer than five years as the administrator may provide), or, in the case of death or disability, twelve months (or such shorter period (but not less than six months) as the administrator may provide). The maximum permitted term of options granted under our 2012 Plan is ten years. However, the maximum permitted term of options granted to 10% stockholders is five years.

A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions, which may vest based on time or achievement of performance conditions. The price, if any, of a restricted stock award will be determined by the plan administrator. Unless otherwise determined by the plan administrator at the time of award, vesting will cease on the date the holder no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

RSUs are awards representing the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of a termination of employment or service or failure to achieve certain performance conditions.

Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price at grant up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

In the event we are subject to an “acquisition” or “other combination” (as such terms are defined in the 2012 Plan), the 2012 Plan provides that awards may be continued, assumed, substituted, settled by payment (in cash, cash equivalents, or securities of the surviving corporation or its parent) of the full value of the stock awards, accelerated in full, or canceled without consideration, and awards will terminate upon the consummation of the acquisition or other combination unless they are continued, assumed, or substituted.

The following shares of our Class B common stock will be available for grant and issuance under the 2012 Plan: (i) shares that are subject to stock options or other awards granted the 2002 Plan that cease to be subject to such awards by forfeiture or otherwise, (ii) any shares issued under the 2002 Plan after the effective date of the 2012 Plan pursuant to the exercise of stock options that are, after the effective date of the 2012 Plan, forfeited, (iii) any shares issued under the 2002 Plan that are repurchased by us at the original issue price and (iv) any shares that are subject to stock options or other awards under the 2002 Plan that are used to pay the exercise price of an option or to satisfy the tax withholding obligations related to any award. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2012 Plan is 30,000,000 shares.

As of March 31, 2018, we had reserved 25,860,989 shares of our common stock for issuance under our 2012 Plan. As of March 31, 2018, options to purchase 17,317,677 shares of our common stock and restricted stock units settleable for 4,720,640 shares of common stock remained outstanding under the 2012 Plan. The stock options outstanding had a weighted average exercise price of $17.74 per share. As of March 31, 2018, 8,525,008 shares remained available for future grant. Subsequent to March 31, 2018, we issued restricted stock units that may be settled for 44,406 shares of our Class B common stock, granted pursuant to our 2012 Equity Incentive Plan.

We will cease issuing awards under our 2012 Plan upon the effectiveness of the 2018 Plan, which is described below. Instead, we will grant equity awards under our 2018 Plan. However, any outstanding awards granted under the 2012 Plan will remain outstanding, subject to the terms of our 2012 Plan and applicable award agreements, until they are exercised or settled or until they terminate or expire by their terms.

2018 Equity Incentive Plan

In May    , 2018, our board of directors adopted and our stockholders approved our 2018 Equity Incentive Plan (2018 Plan). The 2018 Plan will become effective on first trading day immediately following the date on which this registration statement is declared effective and will serve as the successor to our 2012 Plan. We reserved shares of our Class A common stock to be issued under our 2018 Plan. We initially reserved 20,000,000 shares of our Class A common stock to be issued under our 2018 Plan. The number of shares reserved for issuance under our 2018 Plan will increase automatically on the first day of January of each of 2019 through 2028 by the number of shares of Class A common stock equal to 4% of the total outstanding shares of our common stock and common stock equivalents as of the immediately preceding December 31 (rounded to the nearest whole share). However, our board of directors may reduce the amount of the increase in any particular year. In addition, the following shares of our Class A common stock will be available for grant and issuance under our 2018 Plan:

•	shares subject to awards granted under our 2018 Plan that cease to be subject to the awards for any reason other than exercises of stock options or stock appreciation rights;

•	shares subject to awards granted under our 2018 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares surrendered, cancelled, or exchanged for cash or a different award (or combination thereof);

•	shares subject to awards under our 2018 Plan that are used to pay the exercise price of an award or withheld to satisfy the tax withholding obligations related to any award;

•	shares reserved but not issued or subject to outstanding awards under our 2012 Plan on the effective of our 2018 Plan;

•	shares subject to awards under our 2012 Plan that are used to pay the exercise price of a stock option or withheld to satisfy the tax withholding obligations related to any award;

•	shares that are subject to stock options or other awards granted under the 2012 Plan that cease to be subject to such stock options or other awards, by forfeiture or otherwise, after the effective date of the 2018 Plan;

•	shares issued under the 2012 Plan before or after the effective date of the 2018 Plan pursuant to the exercise of stock options that are forfeited after the effective date of the 2018 Plan; and

•	shares issued under the 2012 Plan that are repurchased by us at the original issue price.

Our 2018 Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, RSUs, performance awards and stock bonuses. No more than 40,000,000 shares of our Class A common stock will be issued pursuant to the exercise of incentive stock options. No non-employee director may receive awards under the 2018 Plan that, when combined with cash compensation received for service as a non-employee director, exceeds $750,000 in a calendar year, increased to $1,250,000 in the calendar year of his or her initial services as a non-employee director.

Our 2018 Plan will be administered by our compensation and organization development committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation and organization development committee. The compensation and organization development committee will have the authority to construe and interpret our 2018 Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

Our 2018 Plan will provide for the grant of awards to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors, directors and advisors are natural persons who render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our Class A common stock on the date of grant.

We anticipate that in general, stock options will vest over a four-year period. Stock options may vest based on time or achievement of performance conditions. Our compensation and organization development committee may provide for stock options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of stock options granted under our 2018 Plan is ten years.

A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions, which may vest based on time or achievement of performance conditions. The price, if any, of a restricted stock award will be determined by the compensation and organization development committee. Unless otherwise determined by the compensation and organization development committee at the time of award, vesting will cease on the date the holder no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Stock appreciation rights provide for a payment, or payments, in cash or shares of our Class A common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price at grant up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

RSUs represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If a RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU whole shares of our common stock (which may be subject to additional restrictions), cash or a combination of our common stock and cash.

Performance awards cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement due to termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service or performance, and therefore, may not be issued in exchange for cash.

In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments will be made to the number and class of shares reserved under our 2018 Plan, the maximum number and class of shares that can be granted in a calendar year and the number and class of shares and exercise price, if applicable, of all outstanding awards under our 2018 Plan.

Awards granted under our 2018 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation and organization development committee. Unless otherwise permitted by our compensation and organization development committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Stock options granted under our 2018 Plan may be exercised for a period of three months after the termination of the optionee’s service to us, or for a period of 12 months in the case of death, or disability, or such shorter or longer period as our compensation and organization development committee may provide. Stock options generally terminate immediately upon termination of employment for cause.

Our 2018 Plan provides that, in the event of a sale or other disposition of all or substantially all of our assets or specified types of mergers or consolidations, or other specified corporate transactions, outstanding awards under our 2018 Plan may be continued; outstanding awards may be assumed by any surviving or acquiring corporation; the surviving or acquiring corporation may substitute similar awards for those outstanding under our 2018 Plan; outstanding awards may have their exercisability (as applicable) or vesting accelerated in full or in part; outstanding awards may be settled for the full value of such outstanding award (whether or not then vested or exercisable) in cash, cash equivalents or securities of the successor entity with payment deferred until the date or dates the award would have become exercisable or vested; or outstanding awards may be terminated for no consideration. The 2018 Plan administrator has the discretion to provide that a stock award under our 2018 Plan will immediately vest as to all or any portion of the shares subject to the stock award at the time of a corporate transaction or in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of the transaction. Stock awards held by participants under our 2018 Plan will not vest automatically on such an accelerated basis unless specifically provided in the participant’s applicable award agreement. In the event of a corporate transaction, the vesting of all awards granted to non-employee directors shall accelerate and such awards shall become exercisable (as applicable) in full upon the consummation of the corporate transaction.

Our 2018 Plan will terminate ten years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2018 Plan at any time. If our board of directors amends our 2018 Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

2018 Employee Stock Purchase Plan

In May    , 2018, our board of directors adopted and our stockholders approved our 2018 Employee Stock Purchase Plan (ESPP). The ESPP will become effective on the date this registration statement is declared effective. The purpose of the ESPP is to enable eligible employees to purchase shares of our Class A common stock at a discount following the date of this offering. Purchases will be accomplished through participation in discrete offering periods. Our ESPP is intended to qualify under Section 423 of the Code. We initially reserved 5,000,000 shares of our Class A common stock for issuance under our ESPP. The number of shares reserved for issuance under our ESPP will increase automatically on the 1st day of January of each of the first nine years following the first offering date by the number of shares equal to 1% of the total outstanding shares of our common stock and common stock equivalents as of the immediately preceding December 31 (rounded to the nearest whole share). However, our board of directors may reduce the amount of the increase in any particular year. The aggregate number of shares issued over the term of our ESPP will not exceed 50,000,000 shares of our Class A common stock.

Our compensation and organization development committee will administer our ESPP. Our employees generally are eligible to participate in our ESPP if they are employed by us; we may exclude employees from participation if they do not work at least 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our ESPP, are ineligible to participate. We may impose additional restrictions on eligibility. Under our ESPP, eligible employees will be able to acquire shares of our Class A common stock through payroll deductions between 1%

and 15% of their base compensation. We will also have the right to amend or terminate our ESPP at any time. Our ESPP will terminate on the tenth anniversary of the last day of the first purchase period, unless terminated earlier by our board of directors.

When an initial offering period commences, eligible employees, who participate in the offering period, will automatically be granted a non-transferable option to purchase shares in that offering period. For subsequent offering periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent offering periods. An employee’s participation automatically ends upon termination of employment for any reason.

Except for the first offering period, each offering period will run for no more than 24 months, with purchases occurring every six months. The first offering period will begin upon the effective date of our ESPP and will end approximately two years following the date of this prospectus. Except for the first purchase period, each purchase period will be for six months. An employee’s participation automatically ends upon termination of employment for any reason.

No participant will have the right to purchase shares of our Class A common stock in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year, that have a fair market value of more than $25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. In addition, no participant will be permitted to purchase more than 2,500 shares of our Class A common stock during any one purchase period or a lesser amount determined by our compensation and organization development committee. The purchase price for shares of our Class A common stock purchased under our ESPP will be 15% of the lesser of the fair market value of our Class A common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

If we experience a change in control transaction, any offering period that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control transaction, and our ESPP will then terminate on the closing of the proposed change in control.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age. Under our 401(k) plan, employees may elect to defer up to 60% of eligible compensation, subject to applicable annual Code limits. We do not match any contributions made by our employees, including executives, but have the discretion to do so. We intend for our 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to our 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from our 401(k) plan.

Limitation of Liability and Indemnification

Our restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which they derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

We have also entered into indemnification agreements with each of our directors and executive officers that are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and amended and restated bylaws or in these indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers, directors, and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed above under “Executive Compensation,” the following is a description of those transactions since January 1, 2015, that we have participated in where the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or any member of the immediate family of or entities affiliated with any of the foregoing persons, had or will have a direct or indirect material interest.

Private Placements

Debt and Convertible Promissory Note Financing

For the years ended December 31, 2016 and 2017, we issued $25.0 million and zero, respectively, in debt and convertible notes to investors that are members of our board of directors or their affiliates or holders of more than 5% of our outstanding capital stock.

Over the years ended December 31, 2013 and 2014, we obtained $36.7 million and $8.2 million, respectively, in term loans due September 2028 from Alberta Investment Management Corporation to fund the purchase and installation of Energy Servers related to PPA IIIa. The loan bears a fixed interest rate of 8%.

In September 2016 we issued $12.5 million in principal amount of our 6% Notes to KPCB Holdings, Inc. and $12.5 million in principal amount of our 6% Notes to New Enterprise Associates pursuant to a note purchase agreement. For further information of our 6% Notes, see “Description of Capital Stock—6.0% Convertible Senior Secured Notes due 2020”.

We paid $1.0 million, $0.9 million, and $0.3 million of outstanding debt principal to Alberta Investment Management Corporation in 2016, 2017 and the three months ended March 31, 2018, respectively. We recorded $8.3 million in accrued interest for the 8% Notes and the 6% Notes to KPCB Holdings, Inc. and New Enterprise Associates and $3.8 million in accrued interest to Alberta Investment Management Corporation. The paid-in-kind interest was converted to debt principal in each of the respective years. As of March 31, 2018, the total debt balance was $54.7 million for Alberta Investment Management Corporation, $26.6 million for KPCB Holdings, Inc., and $26.6 million for New Enterprise Associates.

Registration Rights Agreement

We have entered into an amended and restated registration rights agreement with certain holders of our preferred stock, including entities affiliated with KPCB Holdings, Inc., New Enterprise Associates, Kuwait Investment Authority, Alberta Investment Management Corporation and Advanced Equities Financial Corp. L. John Doerr, Scott Sandell and Peter Teti, members of our board of directors, are affiliated with KPCB Holdings, Inc., New Enterprise Associates and Alberta Investment Management Corporation, respectively. These stockholders are entitled to rights with respect to the registration of their shares following this offering. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our amended and restated bylaws also require us to advance expenses incurred by our directors and officers. See the section titled “Executive Compensation—Limitation of Liability and Indemnification” for additional information.

Consulting Arrangement

In January 2009, we entered into a consulting agreement with General Colin L. Powell (Retired), a member of our board of directors, pursuant to which General Powell performs certain strategic planning and advisory services for us. Pursuant to this consulting agreement, General Powell receives compensation of $125,000 per year and reimbursement for reasonable expenses.

Directed Share Program

At our request, the underwriters have reserved up to     % of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers and other individuals associated with them, and our employees, to the extent permitted by local securities laws and regulations. Any shares sold in the directed share program to our directors, executive officers or stockholders who have entered into lock-up agreements described in “Underwriting” shall be subject to the provisions of such lock-up agreements. Employees and family members of employees who participate in the directed share program shall be subject to substantially similar lock-up provisions with respect to any shares sold to them pursuant to the directed share program.

Review, Approval, or Ratification of Transactions with Related Parties

Our related-person transactions policy adopted by our board of directors and the charter of our audit committee to be adopted by our board of directors and in effect immediately prior to the completion of this offering require that any transaction with a related person that must be reported under applicable rules of the SEC must be reviewed and approved or ratified by our audit committee, unless the related person is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our nominating and corporate governance committee.

Our related-person transactions policy will apply to transactions, arrangements or relationships in which we are a participant, in which the amount involved exceeds $120,000 and in which a related person has or will have a direct or indirect material interest. A related person is: (i) any of our directors, nominees for director or executive officers, (ii) any immediate family member of a director, nominee for director or executive officer, and (iii) any person, and his or her immediate family members, or entity that is known by us to be a beneficial owner of 5% or more of any of our outstanding equity securities at the time the transaction occurred or existed.

In the course of its review and approval of related party transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. Our audit committee will approve only those related-person transactions that it determines, in light of known circumstances, are in, or not inconsistent with, our best interests and the best interests of our stockholders, as the audit committee determines in the good faith exercise of its discretion.

For the purposes of our related-person transactions policy, our audit committee has determined that, in the absence of facts or circumstances indicating special or unusual benefits to the related person, a related person does not have a direct or indirect material interest in the following categories of transactions, and therefore such following categories of transactions need not be approved by the audit committee under the related-person transactions policy:

•	our employment of any executive officer, if the compensation related to such executive officer’s employment is required to be reported in our proxy statement under Item 402 of the SEC’s compensation disclosure requirements, or if such executive officer is not an immediate family member of another of our executive officers or directors and our nomination and corporate governance committee approved such compensation;

•	any compensation paid to a director if the compensation is required to be reported in our proxy statement under Item 402 Regulation SK;

•	any transaction with another company at which a related person’s only relationship is as an employee (other than as an executive officer), director or beneficial owner of less than 10% of that company’s shares or as a limited partner holding interests of less than 10% in the limited partnership (or similar interests in an alternative form of entity), if the aggregate amount involved does not exceed the greater of $1,000,000, or 2% of that company’s (or other entity’s) total annual revenues, provided that if the related person is such only because of the ownership of more than 5% of our outstanding voting securities, then such person shall not be deemed to have an indirect material interest in the transaction if such person’s relationship with the other company is the ownership of less than a majority of such other company’s outstanding voting shares;

•	any transaction where the related person’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis (e.g. dividends);

•	any transaction with a related person where the rates or charges involved are determined by competitive bids;

•	any transaction involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; or

•	any transaction involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

Prior to the adoption of our related-person transactions policy, we had no formal, written policy or procedure for the review and approval of related-person transactions. However, our practice has been to have all related-person transactions reviewed and approved by a majority of the disinterested members of our board of directors, including the transactions described above.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding the beneficial ownership of our common stock as of March 31, 2018, and as adjusted to reflect the sale of the common stock by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, to our knowledge, based on the information furnished to us, the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2018 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on 132,249,809 shares of common stock outstanding as of March 31, 2018. Percentage ownership of our common stock after this offering also assumes the sale by us of              shares of common stock in this offering. An asterisk (*) below denotes beneficial ownership of less than 1%.

Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Bloom Energy Corporation, 1299 Orleans Drive, Sunnyvale, California 94089.

	Beneficial Ownership Prior to This Offering Class B		% Total Voting Power Before this Offering(1)	Beneficial Ownership After to This Offering				% Total Voting Power After this Offering(1)
				Class A		Class B
Beneficial Owner	Shares	%		Shares	%	Shares	%
Named Executive Officers and Directors
KR Sridhar(2)	4,906,739	3.63%
Shares subject to voting proxy(3)
Total(3)(5)
Susan Brennan(4)	201,332	*
Matt Ross(5)	260,732	*
Randy Furr(6)	423,801	*
Kelly A. Ayotte(7)	—	*
Mary K. Bush(8)	31,250	*
L. John Doerr(9)	20,967,725	15.85
Colin Powell(10)	232,500	*
Scott Sandell(11)	11,610,753	8.78
Peter Teti(12)	10,015,756	7.53
Eddy Zervigon(13)	54,445	*
All current executive officers and directors as a group (17 persons)(14)	51,047,282	38.47
Other 5% Stockholders:
Entities affiliated with Alberta Investment Management Corporation(15)	10,005,921	7.53
Entities affiliated with Advanced Equities Financial Corp.(16)	8,664,429	6.55
KPCB Holdings, Inc. as nominee(17)	20,967,725	15.85
Entities affiliated with Kuwait Investment Authority(18)	14,184,383	10.73
Entities affiliated with New Enterprise Associates(19)	11,610,753	8.78

(*)	Less than one percent (1%).
(1)	Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Common Stock” for more information about the voting rights of our Class A and Class B common stock.
(2)	Represents (i) 2,064,249 shares held by of Class B common stock Mr. Sridhar; (ii) 49,704 shares of Class B common stock held by KR Sridhar, as Trustee of the KR Sridhar 2008 Annuity Trust AS dated December 18, 2008, (iii) 49,704 shares of Class B common stock held by KR Sridhar, as Trustee of the KR Sridhar 2008 Annuity Trust KS dated December 18, 2008, (iv) 83,445 shares of Class B common stock held by KR Sridhar, as Trustee of the KR Sridhar 2010 Annuity Trust AS dated April 27, 2010, (v) 83,445 shares of Class B common stock held by KR Sridhar, as Trustee of the KR Sridhar 2010 Annuity Trust KS dated April 27, 2010, (vi) 488,280 shares of Class B common stock held by The KR Sridhar and Sudha Sarma 2012 Irrevocable Trust and (vii) 2,842,490 shares of Class B common stock underlying stock options exercisable within 60 days of March 31, 2018 held by Mr. Sridhar. By virtue of the relationship Mr. Sridhar has with each Trust above in this footnote, Mr. Sridhar is deemed to have voting and dispositive power of these shares. Additionally, this amount includes shares of Class B common stock held by other stockholders over which, except under limited circumstances, Mr. Sridhar holds an irrevocable proxy, pursuant to voting agreements between Mr. Sridhar, us and such stockholders, including certain of our directors and holders of more than 5% of our capital stock with respect to certain matters, as indicated in the footnotes below. We do not believe that the parties to these voting agreements constitute a “group” under Section 13 of the Securities Exchange Act of 1934, as amended, as Mr. Sridhar exercises voting control over these shares. For more information about the voting agreements, see “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Voting Rights.”

(3)	Consists of shares of our Class A and Class B common stock held by other stockholders over which, except under limited circumstances, Mr. Sridhar holds an irrevocable proxy, pursuant to voting agreements between Mr. Sridhar and such stockholders, including certain of our directors and holders of more than 5% of our capital stock with respect to certain matters, as indicated in the footnotes below. We do not believe that the parties to these voting agreements constitute a “group” under Section 13 of the Securities Exchange Act of 1934, as amended, as Mr. Sridhar exercises voting control over these shares. For more information about the voting agreements, see “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Voting Rights.”
(4)	Represents 201,332 shares of Class B common stock underlying stock options exercisable within 60 days of March 31, 2018 held by Ms. Brennan.
(5)	Represents 260,732 shares of Class B common stock underlying stock options exercisable within 60 days of March 31, 2018 held by Mr. Ross.
(6)	Represents 423,801 shares of Class B common stock underlying stock options exercisable within 60 days of March 31, 2018 held by Mr. Furr.
(7)	Ms. Ayotte joined the Company in November 2017, and she has no shares underlying stock options exercisable within 60 days of March 31, 2018.
(8)	Represents 31,250 shares of Class B common stock underlying stock options exercisable within 60 days of March 31, 2018 held by Ms. Bush.
(9)	Consists of the shares of common stock referenced in footnote (16) below.
(10)	Represents (i) 42,225 shares of Class B common stock held by Mr. Powell, (ii) 10,258 shares of Class B common stock held by The CLP 6-Year GRAT u/a dtd 9/28/2012, Colin L. Powell, Trustee, (iii) 55,017 shares of Class B common stock held by The CLP 4-Year GRAT u/a dtd 10/16/2016, Colin L. Powell, Trustee; and (iv) 125,000 shares of Class B common stock underlying stock options exercisable within 60 days of March 31, 2018 held by Mr. Powell. By virtue of the relationship Mr. Powell has with each Trust described in this footnote, Mr. Powell is deemed to have voting and dispositive power of these shares.
(11)	Consists of the shares of common stock referenced in footnote (18) below.
(12)	Consists of the shares of common stock referenced in footnote (14) below.
(13)	Represents (i) 45,445 shares of Class B common stock held by Mr. Zervigon and (ii) 9,000 shares of Class B common stock held by Eddy Zervigon IRA Account.
(14)	Represents (i) 43,449,217 shares, (ii) 5,377,791 shares underlying stock options exercisable within 60 days of March 31, 2018, (iii) 702,823 shares of Class B common stock underlying warrants exercisable within 60 days of March 31, 2018 and (iv) 1,517,451 shares of Class B common stock issuable upon conversion of the outstanding principal and interest accrued as of March 31, 2018 on 8% Notes held by our executive officers and directors as a group.
(15)	Represents (i) 3,161,986 shares of Class B common stock held by 1536053 Alberta Ltd., (ii) 5,645,779 shares of Class B common stock held by 1536057 Alberta Ltd., (iii) 330,749 shares of Class B common stock underlying warrants exercisable within 60 days of March 31, 2018 held by PE 12GVVC (US Direct) Ltd., (iv) 372,074 shares of Class B common stock underlying warrants exercisable within 60 days of March 31, 2018 held by PE 12PXVC (US Direct) Ltd., (v) 237,732 shares of Class B common stock issuable upon conversion of the outstanding principal and interest accrued as of March 31, 2018 on 8% Notes held by PE 12GVVC (US Direct) Ltd. and (vi) 267,436 shares of Class B common stock issuable upon conversion of the outstanding principal and interest accrued as of March 31, 2018 on 8% Notes held by PE 12PXVC (US Direct) Ltd. (collectively, the AIMCo Funds). Each of the AIMCo Funds is an affiliate of Alberta Investment Management Corporation, which is empowered by the Alberta Investment Management Corporation Act to act on behalf of Her Majesty the Queen in Right of Alberta as its agent. The Alberta Investment Management Corporation exercises sole voting and investment power over the securities in the above table. The voting and investment decisions of Alberta Investment Management Corporation with respect to the securities are made by Dale MacMaster, Chief Investment Officer and Peter Teti, one of our directors and the Senior Vice President of Private Equity and Relationship Investing of Alberta Investment Management Corporation. Each of the foregoing persons disclaims beneficial ownership of the securities in the table above except to the extent Alberta Investment Management Corporation may be deemed to indirectly beneficially own such, but disclaims beneficial ownership except to the extent of its pecuniary interest therein. The address for Alberta Investment Management Corporation is 1100-10830 Jasper Avenue, Edmonton, Alberta T5J 2B3, Canada.
(16)	Represents (i) 909,080 shares of Class B common stock held by Advanced Equities GreenTech Investments I, LLC, (ii) 743,225 shares of Class B common stock held by Advanced Equities GreenTech Investments II, LLC, (iii) 348,213 shares of Class B common stock held by Advanced Equities GreenTech Investments III, LLC, (iv) 139,651 shares of Class B common stock held by Advanced Equities GreenTech Investments III-2, LLC, (v) 3,599,322 shares of Class B common stock held by Advanced Equities GreenTech Investments IV, LLC, (vi) 247,240 shares of Class B common stock held by AEI 2006 Venture Investments I, LLC, (vii) 715,860 shares of Class B common stock held by AEI 2006 Venture Investments II, LLC, (viii) 82,729 shares of Class B common stock held by AEI 2010 CleanTech Ventures I, LLC, (ix) 4,929 shares of Class B common stock held by AEI 2010 CleanTech Ventures I-2, LLC, (x) 174,172 shares of Class B common stock held by AEI 2010 CleanTech Ventures II, LLC, (xi) 446,948 shares of Class B common stock held by AEI Bloom Secondary II, LLC, (xii) 64,212 shares held by AEI Bloom Secondary, LLC, (xiii) 112,879 shares of Class B common stock held by AEI Bloom X, LLC, (xiv) (xiv) 439,456 shares of Class B common stock held by AEI GreenTech Investments V, LLC, (xv) 194,079 shares of Class B common stock held by AEI GreenTech Investments VII, LLC, (xvi) 346,773 shares of Class B common stock held by AEI Project X, LLC, and (xvii) 95,661 shares of Class B common stock held by AEI Trilogy Fund I, LLC (collectively, the AEI Funds). Spruce Direct Investment Fund I, LP is the sole managing member of the AEI Funds, and the Individual General Partners are John C. Bailey, Scott Ogur, and Robert Bastone. Scott Ogur is the Managing Director of Spruce Investment Advisors, LLC, and is deemed to have voting and dispositive power over the shares owned by Spruce Direct Investment Fund I, LP. The address of these entities is 311 S. Wacker Drive, Suite 1650, Chicago, IL 60606.
(17)	Consists of (i) 7,953,418 shares of Class B common stock held by Kleiner Perkins Caufield & Byers IX-A, L.P., or KPCB IX-A, (ii) 245,539 shares of Class B common stock held by Kleiner Perkins Caufield & Byers IX-B, L.P., or KPCB IX-B, (iii) 7,000,929 shares Class B of common stock held by Kleiner Perkins Caufield & Byers X-A, L.P., or KPCB X-A, (iv) 197,455 shares Class B of common stock held by Kleiner Perkins Caufield & Byers X-B, L.P., or KPCB X-B, (v) 5,064,242 shares of Class B common stock held by individuals and entities associated with Kleiner Perkins Caufield & Byers, including 987,074 shares of Class B common stock held directly by L. John Doerr, a director of the issuer and (vi) 506,142 shares Class B common stock issuable upon conversion of the outstanding principal and interest accrued as of March 31, 2018 on 8% Notes held by KPCB Holdings, Inc., as nominee. All shares are held for convenience in the name of KPCB Holdings, Inc., as nominee, for the accounts of such individuals and entities who each exercise their own voting and dispositive control over such shares. KPCB IX Associates, LLC, or KPCB IX Associates, is the general partner of KPCB IX-A and KPCB IX-B. KPCB X Associates, LLC, or KPCB X Associates, is the general partner of KPCB X-A and KPCB X-B. Brook H. Byers, L. John Doerr, Kevin Compton, Doug Mackenzie, Raymond J. Lane and Theodore E. Schlein, the managers of KPCB IX Associates, share voting and dispositive control over the shares held by KPCB IX-A and KPCB IX-B. Brook H. Byers, L. John Doerr, Kevin Compton, Doug Mackenzie, Raymond J. Lane and Theodore E. Schlein, the managers of KPCB X Associates, share voting and dispositive control over the shares held by KPCB X-A and KPCB X-B. Each manager of KPCB IX Associates and KPCB X Associates disclaims beneficial ownership of the shares held by KPCB IX-A, KPCB IX-B, KPCB X-A and KPCB X-B. The address for the funds affiliated with Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, CA 94025. Prior to our initial public offering, shares of Class B common stock are, and after our initial public offering, shares of Class B common stock will be, subject to a voting agreement in favor of Mr. Sridhar referred to in footnote (2) above.
(18)

Represents (i) 6,017,378 shares of Class B common stock held by Kuwait Investment Authority, a Kuwaiti public authority established under Kuwaiti Law No. 47/1982 for the purpose of managing, in the name and for the account of the Government of the State of Kuwait, the investments of the State of Kuwait (KIA), (ii) 3,105,589 shares of Class B common stock held by Kuwait Investment Office (being the London office) of the Kuwait Investment Authority of the Government of the State of Kuwait and (iii) 5,061,416 shares of Class B common stock issuable upon conversion of the outstanding principal and interest accrued as of

March 31, 2018 on 8% Notes held by KIA (collectively, the KIA Funds). Mr. Farouk A. Bastaki is the Managing Director of Kuwait Investment Authority and of the Kuwait Investment Office, and therefore, has voting and dispositive power over the shares held by the KIA Funds. The address for the registered office for Kuwait Investment Authority is Block No. 3, Ministries Complex, City of Kuwait, Kuwait (KIA). Prior to our initial public offering, shares of Class B common stock are, and after our initial public offering, shares of Class B common stock will be, subject to a voting agreement in favor of Mr. Sridhar referred to in footnote (2) above.
(19)	Represents (i) 29,508 shares of Class B common stock held by NEA Ventures 2003, LP, (ii) 11,075,103 shares of Class B common stock held by New Enterprise Associates 10, LP and (iii) 506,142 shares of Class B common stock issuable upon conversion of the outstanding principal and interest accrued as of March 31, 2018 on 8% Notes held by New Enterprise Associates 10, LP (collectively, the NEA Funds). The shares directly held by New Enterprise Associates 10, Limited Partnership (NEA 10), are indirectly held by NEA Partners 10, Limited Partnership (Partners 10), which is the sole general partner of NEA 10; and each of the individual general partners of Partners 10. The individual general partners of Partners 10 (the “Individual General Partners”) are M. James Barrett, Peter J. Barris, and Scott D. Sandell (one of our Directors). Partners 10 and the Individual General Partners share voting and dispositive power with regard to the shares owned directly by NEA 10. J. Daniel Moore shares voting and dispositive power with regard to the shares owned directly by NEA Ventures 2003, L.P. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein. The address for these entities is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. Prior to our initial public offering, shares of Class B common stock are, and after our initial public offering, shares of Class B common stock will be, subject to a voting agreement in favor of Mr. Sridhar referred to in footnote (2) above.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 600,000,000 shares of Class A common stock, $0.0001 par value per share, 600,000,000 shares of Class B common stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share. The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt a restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Pursuant to the provisions of our certificate of incorporation all of the outstanding convertible preferred stock will automatically convert into Class B common stock in connection with the completion of this offering. Assuming effectiveness of this conversion, the automatic conversion of our 8% Notes into Class B common stock effective upon the completion of this offering and the exercise of warrants for an aggregate of 619,333 shares of our Class B common stock on or prior to the completion of this offering, as of March 31, 2018, there were 132,249,809 shares of our common stock issued, held by approximately 715 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to ten votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law or our restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•	if we were to seek to amend our restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•	if we were to seek to amend our restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our restated certificate of incorporation does not provide for cumulative voting for the election of directors. As a result, the holders of a majority of our voting shares can elect all of the directors then standing for election.

Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

KR Sridhar, our Chief Executive Officer and Chairman, has entered into voting agreements with certain of our stockholders who hold Class B common stock, which voting agreements will remain in effect after the completion of this offering. These voting agreements will represent approximately     % of the outstanding voting power of our capital stock after the completion of this offering.

Under the voting agreement (a form of which is filed as an exhibit to the registration statement of which this prospectus is a part), stockholders agreed to vote all of their shares as directed by, and granted an irrevocable proxy to, Mr. Sridhar at his discretion on all matters to be voted upon by stockholders. Each of the voting agreements will automatically terminate:

(i)	upon the liquidation, dissolution or winding up of our business operations;

(ii)	upon the execution by us of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of our property and assets;

(iii)	following the closing of this offering, as to (a) any shares of Class B common stock that are converted to Class A common stock pursuant to our restated certificate of incorporation and (b) the Class A common stock resulting from such conversion (but such voting agreement shall remain effective as to any Class B common stock not so converted);

(iv)	from and after the third anniversary of closing of this offering, at any time upon such resolution by our board of directors;

(v)	upon the fifth anniversary of the closing of this offering;

(vi)	upon the date that is 60 days following the date on which KR Sridhar, or his successor under the voting agreement, ceases to provide services to us as one of our officers, unless a majority of the five largest holders of our capital stock as of the closing of this offering that entered into voting agreements designate such a successor on or before such date (provided that if any of the five holders disposes of greater than 75% of the shares of our capital stock that it holds as of the closing of this offering, then only a majority of the remaining holders is needed to designate a successor to KR Sridhar under the voting agreement);

(vii)	upon such date as of which none of the parties, other than KR Sridhar or his successor, to the then-outstanding voting agreements, was one of the five largest holders of our capital stock (which entered into a voting agreement) as of the closing of this offering; or

(viii)	at such time following the closing of this offering when there is no Class B common stock outstanding.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Change of Control Transactions

In the case of any distribution or payment in respect of the shares of our Class A common stock or Class B common stock upon a merger or consolidation with or into any other entity, or other substantially similar transaction, the holders of our Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless the only difference in the per share distribution to the holders of the Class A common stock and Class B common stock is that any securities distributed to the holder of a share of Class B common stock have ten times the voting power of any securities distributed to the holder of a share of Class A common stock, or, if there are other differences, then such merger, consolidation, or other transaction is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and 80% of the outstanding shares of Class B common stock, each voting as a separate class.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and 80% of the outstanding shares of Class B common stock, each voting as a separate class.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the closing of this offering, except for certain permitted transfers described in our restated certificate of incorporation, including transfers to family members, trusts solely for the benefit of the stockholder or their family members, and partnerships, corporations, and other entities exclusively owned by the stockholder or their family members.

In addition, partnerships or limited liability companies that hold shares of Class B common stock as of the closing of this offering may distribute their Class B common stock to their respective partners or members (who may further distribute the Class B common stock to their respective partners or members) without triggering a conversion to Class A common stock. Such distributions must be conducted in accordance with the ownership interests of such partners or members and the terms of any agreements binding the partnership or limited liability company.

All the outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock upon the date that is the earliest to occur of (i) immediately prior to the close of business on the fifth anniversary of the closing of this Offering, (ii) immediately prior to the close of business on the date on which the outstanding shares of Class B common stock represent less than five percent (5%) of the aggregate number of shares of Class A common stock and Class B common stock then outstanding, (iii) the date and time, or the occurrence of an event, specified in a written conversion election delivered by KR Sridhar to our Secretary or Chairman of the Board to so convert all shares of Class B common stock or (iv) immediately following the date of the death of KR Sridhar. Following such conversion, each share of Class A common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical.

Once converted or transferred and converted into Class A common stock, the Class B common stock may not be reissued.

Preferred Stock

Pursuant to the provisions of our certificate of incorporation all of the outstanding convertible preferred stock will automatically convert into Class B common stock in connection with the completion of this offering. Following this offering, no shares of convertible preferred stock will be outstanding.

Following the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of preferred stock.

Options

As of March 31, 2018, we had outstanding options to purchase 17,317,677 shares of our Class B common stock, with a weighted average exercise price of $17.74, granted pursuant to our 2002 Equity Incentive Plan and our 2012 Equity Incentive Plan.

Restricted Stock Units

As of March 31, 2018, we had outstanding restricted stock units that may be settled for 4,720,640 shares of our Class B common stock, granted pursuant to our 2012 Equity Incentive Plan. Subsequent to March 31, 2018, we issued restricted stock units that may be settled for 44,406 shares of our Class B common stock, granted pursuant to our 2012 Equity Incentive Plan.

Warrants

As of March 31, 2018, we had outstanding the following warrants to purchase shares of our capital stock:

Type of Capital Stock	Total Number of Shares of Class B Common Stock Subject to Warrants	Exercise Price Per Share	Expiration Dates
Common Stock	50,000	$25.76	6/27/2019
Common Stock	469,333	—	8/31/2022	(1)(3)
Series F convertible preferred stock	18,951	18.52	12/31/2020	(2)
Series F convertible preferred stock	702,823	18.52	7/01/2021	(2)
Series F convertible preferred stock	150,000	18.52	7/19/2023	(1)(3)
Series G convertible preferred stock	400,000	25.76	6/26/2019	(2)
Series G convertible preferred stock	11,646	25.76	9/27/2022	(2)
Series G convertible preferred stock	7,764	25.76	12/31/2022	(2)

(1)	Unless exercised earlier, all of these warrants automatically expire in accordance with their terms immediately prior to the completion of this offering.
(2)

Unless exercised earlier and after the completion of this offering, all of these warrants will become exercisable to purchase such number shares of our Class B common stock into which such number of Series

F convertible preferred stock or Series G convertible preferred stock, as applicable, subject to the purchase rights under the warrants would have been converted immediately prior to the completion of this offering as a result of the automatic conversion of our outstanding preferred stock. The exercise prices of these warrants may be paid either in cash or by surrendering the right to receive shares of our Class B common stock having a value equal to the exercise price.
(3)	We expect these warrants will be exercised prior to the completion of this offering.

Securities Acquisition Agreement

In June 2014, we entered into a securities acquisition agreement as part of a dispute settlement with a securities placement agent pursuant to which a total of 200,000 shares of our Class B common stock will be issued 180 days after the date of this prospectus.

8.0% Subordinated Secured Convertible Promissory Notes

Between December 2014 and June 2015, we issued $193.2 million aggregate principal amount of 8.0% Subordinated Secured Convertible Promissory Notes (8% Notes) pursuant to a note purchase agreement with certain accredited investors and qualified institutional buyers. The 8% Notes are secured by our working capital, fixed assets, intellectual property and other assets, subject to limited exceptions. The 8% Notes bear a fixed interest rate of 8.0%, compounded monthly, are due at maturity or at the election of the investor, the accrued interest may become due in December of each year. As of December 31, 2016 and 2017, the total amount outstanding was $226.0 million and $244.7 million, respectively, including accrued interest. At the election of the investor, the accrued interest can be paid in December of each year. Holders of 8% notes have the right to convert the unpaid principal and accrued interest to Series G convertible preferred stock at any time at the price of $25.76. The principal balances and interest accrued were originally due upon maturity in December 2017, but in January 2018, the 8% Notes were amended to mature on December 2019 and December 2020. In June 2015 we entered into an additional promissory note agreement for $27.0 million, the principal and interest accrued of which are due upon maturity in June 2018. Upon the completion of this offering, the outstanding 8% Notes, other than the Constellation Note (as defined below), will mandatorily convert into Series G convertible preferred stock.

In January 2018, we entered into an amended and restated subordinated convertible promissory note with Constellation NewEnergy, Inc. (the Constellation Note), one of the existing holders of a 8% Note, which reduced the interest rate of such note to a fixed annual interest rate of 5.0%, compounded monthly, and provided that the outstanding principal and accrued interest on such note may be converted prior to the closing of this offering, at the option of the holder, into shares of our Series G convertible preferred stock as described above, or, after the closing of this offering, into shares of our common stock at a conversion price per share of $25.76.

Common Stock Award Agreement

In September 2015, we entered into a common stock award agreement with one of our customers pursuant to which up to a total of 400,000 shares of our Class B common stock will be issued to such customer on the occurrence of certain installation milestones. The share issuances are recorded as a reduction of product revenue when the milestones are achieved and are recorded as additional paid-in capital when the shares are issued. As of March 31, 2018, 184,000 shares of our Class B common stock had been issued to such customer pursuant to this agreement.

6.0% Convertible Senior Secured PIK Notes due 2020

On December 15, 2015, we issued $160.0 million aggregate principal amount of our 6.0% Convertible Senior Secured PIK Notes due 2020 (6% Notes) pursuant to a note purchase agreement with certain accredited investors and qualified institutional buyers and pursuant to an indenture dated as of December 15, 2015. The 6%

Notes are secured by our working capital, fixed assets, intellectual property and other assets, subject to limited exceptions. The 6% Notes bear a fixed interest rate of 6.0%, compounded monthly and payable in cash or in kind at our election, and are due on December 1, 2020. Under the terms of the indenture, we are required to comply with various restrictive covenants, including meeting reporting requirements, such as the preparation and delivery of audited consolidated financial statements, and restrictions on investments. In addition, we are required to maintain collateral which secures the 6% Notes in an amount equal to 200% of the principal amount of and accrued and unpaid interest on the outstanding 6% Notes. As of December 31, 2016, December 31, 2017 and March 31, 2018, the outstanding principal and accrued interest on the 6% Notes was $270.8 million, $286.1 million and $290.4 million, respectively. During the year ended December 31, 2017, we executed an indenture for up to $150.0 million that can be drawn upon through June 29, 2018. On the issue date of June 27, 2017, we issued to certain investors $100.0 million of secured notes. The notes (the “10% Notes”) bear a 10.0% fixed interest rate, compounded monthly, and are due biannually until maturity in July 2024. The 10% Notes securitize the operations and maintenance (O&M) payments from the PPA entities. The O&M payments were collateral for the 6% Notes. Due to the restructuring of the collateral for the 6% Notes, a 1.0% interest increase was negotiated for the 6% Notes from 5% to 6% effective July 1, 2017.

Following the completion of this offering, the outstanding principal and accrued interest on the 6% Notes will be convertible at any time at the option of the holders thereof into shares of our Class B common stock at an initial conversion price equal to the lower of $30.91 and 75% of the initial public offering price of our Class A common stock sold in this offering, or $             per share based on the midpoint of the price range on the cover of this prospectus. The initial conversion price applicable to the 6% Notes following the completion of this offering may be adjusted from time to time on the occurrence of any stock split or combination of shares affecting our Class A common stock, any dividends or distributions on shares of our Class A common stock, issuances of rights, options or warrants, or payments by us with respect to tender or exchange offers for our Class A common stock.

On or after the date that is two years following the consummation of this offering, if the closing price of our Class A common stock is equal to or greater than 150% of the initial public offering price of our Class A common stock sold in this offering for at least 20 trading days out of a period of 30 consecutive trading days, we may at our election redeem all or part of the 6% Notes at a redemption price payable in cash equal to 100% of the principal amount of the 6% Notes to be redeemed, plus accrued but unpaid interest. Upon any such election, any holder of the 6% Notes may elect to convert such holder’s 6% Notes into shares of our common stock at an adjusted ‘make whole’ conversion rate, as determined pursuant to the indenture. The adjusted “make whole” conversion rate will be equal to the conversion rate in effect at the time of such election, as adjusted based on (i) the average of the last reported sale prices of our common stock over the five trading day period ending on, and including, the trading day immediately preceding the date of notice of our election to redeem the notes, and (ii) make-whole provisions, as determined in good faith by Morgan Stanley & Co. LLC in a commercially reasonable manner, consistent in all material respects with make-whole provisions that are customary for indentures governing convertible notes issued in market registered offerings, and consistent with the following methodology and inputs: maturity, coupon, conversion premium (as calculated using the relationship between the IPO price and the adjusted conversion price), assuming LIBOR plus 600 bps credit spread, 1.75% 5-year swap rate, 40% volatility and 0.25% borrowing cost in the Kynex convertible bond model.

The value of the make-whole shares is intended to be equal to the loss of value to the holder’s convertible bond’s embedded option resulting from the reduced volatility and value, if any, of the underlying asset.

In addition, any holder of the 6% Notes may require us to repurchase for cash any or all of such holder’s 6% Notes at a repurchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, or alternatively may elect to convert any or all of such holder’s 6% Notes into shares of our Class B common stock at an adjusted ‘make whole’ conversion rate, as determined pursuant to the indenture, upon the occurrence of any of the following events following the consummation of this offering:

(i)	a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than us, our direct or indirect wholly-owned subsidiaries and the employee benefit plans thereof, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

(ii)	the consummation of (a) any recapitalization, reclassification or change of our common stock as a result of which our common stock would be converted into, or exchanged for, stock or other securities, other property or assets, (b) any share exchange, consolidation, merger or similar transaction involving us pursuant to which our common stock will be converted into cash, securities or other property or assets; or (iii) any sale, conveyance, lease or other transfer or similar transaction in one transaction or a series of transactions of all or substantially all of our consolidated assets and our subsidiaries, taken as a whole, to any person other than one or more of our direct or indirect wholly-owned subsidiaries;

(iii)	our stockholders approve any plan or proposal for our liquidation or dissolution; or

(iv)	our common stock ceases to be listed or quoted on the NYSE.

In connection with a holder’s election to convert such holder’s 6% notes following one of the above events, the adjusted “make whole” conversion rate described above will apply.

In addition, in connection with the issuance of the 6% Notes, we agreed to issue to certain purchasers of the 6% Notes, upon the occurrence of certain conditions, warrants to purchase up to a maximum of 469,333 shares of our Class B common stock at an exercise price of $0.01 per share (the Note Warrants). The Note Warrants were issued on August 31, 2017 and will automatically be deemed exercised immediately prior to the completion of this offering.

Registration Rights

Following the completion of this offering, the holders of              shares of our Class B common stock issuable upon conversion of our convertible preferred stock or their permitted transferees are entitled to rights with respect to the registration of these shares under the Securities Act. In addition, holders of our 6% Notes and holders of our warrants exercisable for Series F convertible preferred stock and Series G convertible preferred stock will also be entitled to rights with respect to registration of shares issuable upon the conversion of the 6% Notes or the exercise of such warrants, respectively, under the Securities Act. These rights are provided under the terms of our eighth amended and restated registration rights agreement, as amended, (the Rights Agreement) between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand, Form S-3 and piggyback registration rights. In any registration made pursuant to such Rights Agreement, all fees, costs, and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate five years following the completion of this offering, or, with respect to any particular stockholder, at such time as we have completed this offering and such stockholder can sell all of its shares during any three month period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights

Under the terms of our Rights Agreement, we will be required, upon the written request of holders of at least 33% of the shares that are entitled to registration rights under the Rights Agreement, to register, as soon as practicable, all or a portion of these shares for public resale, if the amount of registrable securities to be registered has an anticipated aggregate offering price of at least $10 million.

We are required to effect only two registrations pursuant to this provision of our Rights Agreement. We may postpone the filing of a registration statement no more than once in a 12-month period for up to 120 days and once for up to 90 days if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are not required to effect a demand registration under certain additional circumstances specified in our Rights Agreement, including at any time earlier than 180 days after the effective date of this offering.

Form S-3 Registration Rights

The holders of shares of our Class B common stock having registration rights or their permitted transferees are also entitled to short-form registration rights. Such holders can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $3.0 million. Such holders may require us to effect no more than three registration statements on Form S-3 within a 12-month period. We may postpone the filing of a registration statement on Form S-3 no more than once during any 12-month period for up to 120 days and once for up to 90 days if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are not required to effect a registration statement on Form S-3 under certain additional circumstances specified in our Rights Agreement.

Piggyback Registration Rights

If we register any of our securities for public sale, holders of shares of our Class B common stock having registration rights or their permitted transferees will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans, a registration relating to a corporate reorganization, a shelf registration statement on Form S-3 for the primary issuance of securities by us pursuant to Rule 15 of the Securities Act or a registration related to stock issued upon conversion of debt securities. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine in good faith that marketing factors require limitation, in which case the number of shares to be registered will be apportioned, first, to us for our own account and, second, pro rata among these holders, according to the total amount of securities each holder is entitled to include. However, the number of shares to be registered by these holders cannot be reduced below 30% of the total shares covered by the registration statement.

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws as we expect they will be in effect upon the completion of this offering could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of Class A common stock held by stockholders.

Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, each as will be in effect upon the completion of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•	Dual Class Common Stock. As described above in the section titled “—Common Stock—Voting Rights,” our restated certificate of incorporation will provide for a dual class common stock structure pursuant to which holders of our Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or substantially all of its assets. Current investors, executives, and employees will have the ability to exercise significant influence over those matters.

•	Board of directors vacancies. Our restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•	Classified board. Our restated certificate of incorporation and amended and restated bylaws will provide that our board is classified into three classes of directors, each with staggered three year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Classified Board of Directors.”

•	Stockholder action; special meetings of stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Further, our amended and restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our Lead Independent Director, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No cumulative voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and amended and restated bylaws will not provide for cumulative voting.

•	Directors removed only for cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•	Amendment of charter provisions. Any amendment of the above expected provisions in our restated certificate of incorporation would require approval by holders of at least two-thirds of our outstanding common stock.

•	Issuance of undesignated preferred stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by a merger, tender offer, proxy contest or other means.

•	Choice of forum. Our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Exchange Listing

We have applied to list our Class A common stock on the New York Stock Exchange under the symbol “BE.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our Class A common stock, and we make no prediction as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of Class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of common stock and could impair our future ability to raise capital through the sale of equity securities.

When this offering is complete, we will have an aggregate of              shares of Class A common stock outstanding, assuming (1) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 107,610,244 shares of Class B common stock effective upon the closing of this offering, (2) the automatic conversion of all of our outstanding 8% Notes into shares of our Series G convertible preferred stock and the subsequent automatic conversion of such shares of Series G convertible preferred stock into an aggregate of 8,382,757 shares of Class B common stock effective upon the closing of this offering, (3) the issuance and exercise of warrants to purchase 469,333 shares of our Class B common stock at an exercise price of $0.01 per share to certain purchasers of our 6% Notes, as described in “Description of Capital Stock—6.0% Convertible Senior Secured PIK Notes due 2020”, which warrants will automatically be deemed exercised pursuant to their terms immediately prior to the completion of this offering, (4) the issuance of 200,000 shares of Class B common stock 180 days from the date of this prospectus as part of a dispute settlement with a securities placement agent, as described in “Description of Capital Stock—Securities Acquisition Agreement”, (5) no exercise of outstanding warrants, except for an aggregate of 150,000 shares of Class B common stock that we expect to issue upon the exercise of outstanding warrants exercisable for shares of our Series F convertible preferred stock, which warrants would otherwise expire immediately prior to the completion of this offering, (6) no exercise of outstanding options to purchase Class B common stock, (7) no settlements of outstanding RSUs, (8) no issuance of the total of 216,000 shares of our Class B common stock issuable to one of our customers upon the occurrence of future bookings from that customer and the achievement of certain installation milestones on those future bookings, and (9) the underwriters do not exercise their option to purchase additional shares from us.

Of the outstanding shares, all of the          shares of Class A common stock sold in this offering, plus any additional shares sold upon exercise of the underwriters’ option to purchase additional shares from us, will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act) may only be sold in compliance with the limitations described below. The remaining         outstanding shares of Class A and Class B common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, promulgated under the Securities Act, which rules are summarized below.

As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the restricted shares will be available for sale in the public market as follows:

•	no shares will be eligible for sale when this offering is complete;

•	shares will be eligible for sale upon the expiration of the lock-up agreements with the underwriters or market standoff provisions in agreements with us, as described below, beginning 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus, subject to extension in certain circumstances.

In addition, of the 17,317,677 shares of our Class B common stock that were subject to stock options outstanding as of March 31, 2018, options to purchase 11,718,020 shares of Class B common stock were vested as of March 31, 2018 and will be eligible for sale 180 days following the effective date of this offering, subject to extension as described in the section entitled “Underwriting.”

Lock-Up Agreements and Obligations

All of our directors, executive officers, and the holders of substantially all of our outstanding equity securities are subject to lock-up agreements with the underwriters or market standoff provisions in agreements with us that, subject to certain exceptions, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring, or otherwise disposing of any shares of our common stock, options, or warrants to acquire shares of our common stock, or any security or instrument related to this common stock, option, or warrant for a period of 180 days following the date of this prospectus, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, or us, as the case may be. We have agreed with the underwriters not to release any security holder from market standoff provisions in agreements with us without the consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC. See the section titled “Underwriting” for additional information.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Stock Options

We intend to file registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans, 2018 Employee

Stock Purchase Plan and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as permitted under the Securities Act. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, and subject to vesting of such shares.

Registration Rights

When this offering is complete, the holders of an aggregate of          shares of our Class B common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. In addition, holders of our 6% Notes and holders of our warrants exercisable for Series F convertible preferred stock and Series G convertible preferred stock will also be entitled to rights with respect to registration of shares of Class B common stock issuable upon the conversion of the 6% Notes or the exercise of such warrants, respectively, under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of such registration. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations of the ownership and disposition of our Class A common stock sold pursuant to this offering to non-U.S. holders, as defined below, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities);

•	persons subject to the alternative minimum tax;

•	pension funds;

•	real estate investment trusts;

•	regulated investment companies;

•	tax-qualified retirement plans;

•	tax-exempt organizations;

•	persons who acquired our Class A common stock through exercise of compensatory stock options or otherwise as compensation for services;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock, except to the extent specifically set forth below;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes); or

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Internal Revenue Code.

If a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our Class A common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A common stock, and partners in such partnerships, should consult their tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of our Class A common stock.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our Class A common stock, other than a partnership or entity classified as a partnership for U.S. federal income tax purposes, that is not:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

If you are a non-U.S. citizen who is an individual, you may, in many cases, be treated as a U.S. resident by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days you are present in the current year, one-third of the days you were present in the immediately preceding year, and one-sixth of the days you were present in the second preceding year are counted. If you are a U.S. resident, you will be subject to U.S. federal income tax in the same manner as U.S. citizens, and this discussion will not apply to you. You should consult your tax advisor if you are unsure whether you are a U.S. resident, and regarding the U.S. federal income tax considerations of the ownership or disposition of our Class A common stock.

Distributions

We have not made any distributions on our Class A common stock and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our Class A common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our Class A common stock, but not below zero, and then, to the extent they exceed your basis, will be treated as gain from the sale of stock (see “—Gain on Disposition of Class A Common Stock,” below).

Any dividend paid to you generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate of withholding tax, you must provide us with a valid and properly completed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 (or successor of such forms), including a U.S. taxpayer identification number and certifying qualification for the reduced rate. A non-U.S. holder of shares of our Class A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends you receive that are effectively connected with your conduct of a U.S. trade or business, are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with a valid and properly completed IRS Form W-8ECI (or successor form) or other applicable IRS Form W-8 properly certifying such exemption. Although not subject to withholding tax, dividends you receive that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to a permanent establishment you maintain in the United States) generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Class A Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business, and, if an income tax treaty applies, the gain is attributable to a permanent establishment you maintain in the United States;

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our Class A common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (USRPHC), for U.S. federal income tax purposes, at any time within the shorter of the five-year period preceding the disposition or your holding period for our Class A common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, our Class A common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such Class A common stock at any time during the applicable period described above. There can be no assurance that our Class A common stock will be (or will continue to be) regularly traded on an established securities market.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the gain derived from the sale, net of certain deductions or credits, under regular graduated U.S. federal income tax rates. Corporate non-U.S. holders described in the first bullet above may also be subject to branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale even though you are not considered a resident of the United States. The gain so described may be offset by certain U.S. source capital losses. You should consult your tax advisor to determine whether you meet the conditions of this tax, and whether any applicable income tax or other treaties provide for different rules.

Backup Withholding and Information Reporting

The Internal Revenue Code and the U.S. Treasury regulations require those who make specified payments to report the payments to the Internal Revenue Service. Among the specified payments are dividends and proceeds from stock dispositions paid by brokers to their customers. The required information returns enable the Internal Revenue Service to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payers to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payer, by furnishing an incorrect identification number, or by failing to report interest or dividends on his returns. The backup withholding tax rate is currently 24%. The backup withholding rules generally do not apply to payments to corporations.

Payments to non-U.S. holders of dividends on Class A common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of Class A common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its non-U.S. status or otherwise establishes an exemption (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied). The certification procedures to claim treaty benefits described under “Distributions,” above, will generally satisfy the certification requirements necessary to avoid the backup withholding tax. We must report annually to the Internal Revenue Service any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the U.S. Treasury regulations, the payment of proceeds from the disposition of shares of our Class A common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder or otherwise establishes an exemption (and the broker does not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied). The payment of proceeds from the disposition of shares of our Class A common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our Class A common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of Class A common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Foreign Account Tax Compliance Act

Pursuant to the “Foreign Account Tax Compliance Act” (FATCA), a U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a sale or other disposition of our Class A common stock paid to a “foreign financial institution,” as specially defined under these rules, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution, which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners. Pursuant to FATCA, a U.S. federal withholding tax of 30% will also apply to dividends and the gross proceeds of a sale or other disposition of our Class A common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding all such direct and indirect U.S. owners. The withholding taxes described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. The 30% federal withholding tax described in this paragraph generally cannot be reduced under existing tax treaties with the United States, although under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. In addition, an intergovernmental agreement between the U.S. and an applicable foreign country may modify the requirements described in this paragraph.

Withholding under FATCA (i) generally applies to payments of dividends on our Class A common stock and (ii) will apply to payments of gross proceeds from the sale or disposition of our Class A common stock occurring on or after January 1, 2019.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
KeyBanc Capital Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Robert W. Baird & Co. Incorporated
Cowen and Company, LLC
HSBC Securities (USA) Inc.
Oppenheimer & Co. Inc.
Raymond James & Associates, Inc.

Total

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to         additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by us
	Without option exercise	With full option exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters for expenses of $         relating to the clearance of this offering with the Financial Industry Regulatory Authority.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing stock-based compensation plans.

Our directors, executive officers and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

The restrictions in the immediately preceding paragraph shall not apply to:

•	the sale of shares of our common stock pursuant to the underwriting agreement;

•	transfers of shares of our common stock or other securities acquired in open market transactions after the completion of this offering;

•	transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock (i) as a bona fide gift, or gifts, or for bona fide estate planning purposes, (ii) upon death or by will, testamentary document or intestate succession, (iii) to an immediate family member of the locked-up party or to any trust for the direct or indirect benefit of the locked-up party or one or more immediate family members of the locked-up party, (iv) not involving a change in beneficial ownership, or (v) if the locked-up party is a trust, to any trustee or beneficiary of the locked-up party or the estate of any such trustee or beneficiary;

•	transfers or distributions of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock by a stockholder that is a corporation, partnership, limited liability company or other business entity (i) to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or managed by or is under common control with such stockholder or (ii) as part of a transfer or distribution to an equity holder of such stockholder or to the estate of any such equity holder;

•	the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act, provided that (i) such plan does not provide for the transfer of our common stock or any securities convertible into or exercisable or exchangeable for our common stock during the 180-day restricted period and (ii) no public announcement or filing is required of or voluntarily made by or on behalf of the locked-up party or us regarding the establishment of such plan;

•	(i) the receipt by the locked-up party from us of shares of our common stock upon (A) the exercise or settlement of options or restricted stock units granted under a stock incentive plan or other equity award plan, which plan is described in this prospectus or (B) the exercise of warrants or conversion of convertible notes outstanding and which are described in this prospectus, or (ii) the transfer of shares of our common stock or any securities convertible into our common stock to us upon a vesting or settlement event of our securities or upon the exercise of options or warrants to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such options or warrants (and any transfer to us necessary to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of such vesting or exercise whether by means of a “net settlement” or otherwise) so long as such “cashless exercise” or “net exercise” is effected solely by the surrender of outstanding options or warrants (or our common stock issuable upon the exercise thereof) to us and our cancellation of all or a portion thereof to pay the exercise price and/or withholding tax and remittance obligations, provided that in the case of (i), the shares received upon exercise or settlement of the option, restricted stock unit, or warrant or conversion of convertible notes are subject to the restrictions above;

•	the transfer of our common stock or any security convertible into or exercisable or exchangeable for our common stock that occurs pursuant to a qualified domestic order in connection with a divorce settlement or other court order;

•	the conversion of our outstanding preferred stock into shares of our common stock in connection with the closing of this offering, provided that such shares of common stock shall remain subject to the restrictions above;

•

any transfer of our common stock to us pursuant to arrangements under which we have (i) the option to repurchase such shares or securities at the lower of cost or fair market value in connection with the termination of employment or service of the locked-up party with us or (ii) a right of first refusal with respect to transfers of such shares or securities;

•	the transfer of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors, made to all holders of our common stock involving the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter pursuant to this offering), of our voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of our outstanding voting securities (or the surviving entity), after the completion of this offering, provided that in the event such transfer, tender offer, merger, consolidation or other similar transaction is not completed, such shares shall remain subject to the restrictions above; or

•	the sale of shares of our common stock by certain holders, provided that the amount of shares of common stock transferred by all holders pursuant to this bullet point shall not exceed 200,000 shares in the aggregate;

provided that in the case of any transfer or distribution pursuant to the third, fourth or seventh bullet points above, each transferee, donee or distributee shall sign and deliver a lock-up agreement with the same restrictions as set forth above; and

provided, further, that in the case of any transfer or distribution pursuant to the second, third, fourth, ninth or eleventh bullet points above, no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 180-day restricted period); and

provided, further, that in the case of any transfer or distribution pursuant to the sixth bullet point above, no filing by any party (transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 180-day restricted period) within 90 days after the date of this prospectus, and after such 90th day, if the locked-up party is required to file a report under Section 16 of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock, the locked-up party shall include a statement in such report to the effect that the purpose of such transfer was either (i) to cover tax withholding obligations of the locked-up party or remittance payments due in connection with such vesting, settlement or exercise or (ii) in connection with a cashless or net exercise of options or warrants to purchase shares of common stock for purposes of exercising such options or warrants; and

provided, further, that in the case of any transfer pursuant to the seventh bullet point above, any filing under the Exchange Act shall state that such transfer is pursuant to a qualified domestic order or in connection with a divorce settlement and that such common stock or such security convertible into or exercisable or exchangeable for our common stock, as applicable, remains subject to the restrictions above. If the locked-up party is one of our officers or directors, the locked-up party further agrees that the foregoing provisions shall be equally applicable to any company-directed securities that such person may purchase in this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our Class A common stock approved for listing on the New York Stock Exchange under the symbol “BE”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares from us, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                         , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC acted as joint placement agents in connection with the private placement of $160.0 million aggregate principal amount of our 6% Notes which had its first closing in December of 2015. J.P. Morgan Securities LLC purchased $75.0 million of such 6% Notes. In August

2017, J.P. Morgan Securities LLC was issued 220,000 warrants to purchase shares of our Class B common stock when it sold its 6% Notes, together with all accumulated interest, and assigned its warrants to the Canadian Pension Plan Investment Board (CPPIB). For more information, see Recourse Debt Facilities. In June 2014, J.P. Morgan Securities LLC arranged a $99.0 million principal amount of privately placed project financing for us, and in March 2013, J.P. Morgan Securities acted as lead placement agent of $144.8 million principal amount of our senior secured notes. Morgan Stanley & Co. LLC acted in an advisory role in our fundraising for PPA IV and PPA V. An affiliate of Credit Suisse Securities (USA) LLC invested $100.0 million in PPA I and $140.0 million in PPA II. We repurchased the interest of the affiliate of Credit Suisse Securities (USA) LLC in PPA I in January 2016 for $25.0 million principal amount of our 6% Notes. For more information, see “Description of Capital Stock—6.0% Convertible Senior Secured PIK Notes due 2020.” Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc. or their respective affiliates are holders of our convertible preferred stock. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated has a vendor finance program with us, which has financed more than $107.7 million of customer purchases as of December 31, 2017 and is not committed to financing additional purchases as of December 31, 2017. An affiliate of KeyBanc Capital Markets Inc. has a vendor finance program with us, which has financed more than $309.8 million of customer purchases as of March 31, 2018. In addition, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC have ordinary course customer relationships with us in connection with installations of our products.

The underwriters and their affiliates may continue to provide from time to time commercial banking, financial advisory, investment banking and other services to us and our affiliates for which they may continue to receive customary fees and commissions.

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

At our request, the underwriters have reserved up to     % of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers and other individuals associated with them, and our employees, to the extent permitted by local securities laws and regulations. The sales will be made at our direction by Morgan Stanley & Co. LLC, an underwriter of this offering, and its affiliates through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. Any shares sold in the directed share program to our directors, executive officers or stockholders who have entered into lock-up agreements described in this section shall be subject to the provisions of such lock-up agreements. Employees and family members of employees who participate in the directed share program shall be subject to substantially similar lock-up provisions with respect to any shares sold to them pursuant to the directed share program.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre (DIFC)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (DFSA). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in New Zealand

This prospectus has not been registered with the office of the Registrar of Companies in New Zealand and is not a registered prospectus or investment statement for the purposes of New Zealand law.

The provision of this prospectus to any person in New Zealand does not constitute an offer of the shares of our common stock to that person or an invitation to that person to subscribe for the shares of our common stock other than (i) to any or all of the following persons only (A) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, and/or (B) persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares of our common stock, and/or (C) any other person who in all the circumstances can properly be regarded as having been selected other than as members of the public; or (ii) to eligible persons only in accordance with section 5(2CB) of the Securities Act 1978 (New Zealand).

No investor shall subscribe for, offer, sell or deliver any shares of our common stock or distribute this prospectus or any advertisement relating to the shares of our common stock in breach of the Securities Act 1978 and, in particular, no investor shall offer for sale shares of our common stock to any member of the public in New Zealand in breach of the Securities Act 1978. By subscribing for the shares of our common stock, each investor: (a) warrants it is a person described in paragraph (i) or (ii) above and (b) undertakes to comply with the above selling restrictions.

Notice to Prospective Investors in Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

EXPERTS

The financial statements as of December 31, 2016 and 2017, and for each of the two years in the period ended December 31, 2017, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the shares of our Class A common stock offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California. Davis Polk  & Wardwell LLP, Menlo Park, California, is acting as counsel to the underwriters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our Class A common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. A copy of the registration statement, including the exhibits and the consolidated financial statements and related notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at (800) SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding companies that file electronically with it.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.bloomenergy.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not incorporated by reference into, and is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

BLOOM ENERGY CORPORATION

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Bloom Energy Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bloom Energy Corporation and its subsidiaries as of December 31, 2017 and December 31, 2016, and the related consolidated statements of operations, of comprehensive loss, of convertible redeemable preferred stock and stockholders’ deficit, and of cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 7, 2018

We have served as the Company’s auditor since 2009.

Bloom Energy Corporation

Consolidated Balance Sheets

(in thousands, except for share and per share data)

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Assets
Current assets
Cash and cash equivalents ($13,319, $9,549 and $12,294, respectively)	$156,577	$103,828	$88,227
Restricted cash ($5,901, $7,969 and $11,582, respectively)	19,867	44,387	22,998
Short-term investments	—	26,816	20,138
Accounts receivable ($7,462, $7,680 and $7,550, respectively)	35,166	30,317	58,520
Inventories, net	83,155	90,260	97,079
Deferred cost of revenue	69,059	92,488	81,229
Customer financing receivable ($4,841, $5,209 and $5,303, respectively)	4,841	5,209	5,303
Prepaid expenses and other current assets ($8,628, $6,365 and $3,843, respectively)	23,420	26,676	27,836

Total current assets	392,085	419,981	401,330

Property, plant and equipment, net ($462,825, $430,464 and $422,471, respectively)	538,445	497,789	487,169
Customer financing receivable, non-current ($77,886, $72,677 and $71,337, respectively)	77,886	72,677	71,337
Restricted cash ($30,764, $26,748 and $27,330, respectively)	41,471	32,397	32,367
Deferred cost of revenue, non-current	113,132	160,683	155,658
Other long-term assets ($5,669, $3,767 and $4,054, respectively)	41,028	37,460	36,773

Total assets	$1,204,047	$1,220,987	$1,184,634

Liabilities, Convertible Redeemable Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable ($356, $520 and $519, respectively)	$41,505	$48,582	$47,755
Accrued warranty	23,857	16,811	16,723
Accrued other current liabilities ($3,235, $2,378 and $3,907, respectively)	75,871	67,649	57,683
Deferred revenue and customer deposits ($786, $786 and $786, respectively)	98,921	118,106	99,449
Current portion of debt ($18,333, $17,057 and $17,583, respectively)	20,027	18,747	23,600
Current portion of debt from related parties ($912, $1,389 and $1,525, respectively)	912	1,389	1,525

Total current liabilities	261,093	271,284	246,735

Preferred stock warrant liabilities	12,885	9,825	6,554
Derivative liabilities ($5,183, $5,060 and $2,954, respectively)	135,715	156,552	163,854
Deferred revenue and customer deposits ($10,267, $9,482 and $9,288, respectively)	237,135	309,843	306,153
Long-term portion of debt ($322,222, $306,499 and $302,345, respectively)	670,923	815,555	819,828
Long-term portion of debt from related parties, net ($36,188, $35,551 and $35,312, respectively)	102,423	105,650	105,514
Other long-term liabilities ($644, $1,226 and $1,370, respectively)	42,985	52,915	51,860

Total liabilities	1,463,159	1,721,624	1,700,498

Commitments and contingencies (Note 18)
Redeemable noncontrolling interest	59,320	58,154	58,176
Convertible redeemable preferred stock: 120,692,417 shares authorized at December 31, 2016 and 2017, and at March 31, 2018; and 107,610,244 107,610,244 shares issued and outstanding at December 31, 2016 and 2017, and at March 31, 2018. Aggregate liquidation preference of $1,441,757 at December 31, 2016 and 2017, and at March 31, 2018.	1,465,841	1,465,841	1,465,841

Stockholders’ deficit
Common stock: $0.0001 par value; and 170,000,000 shares authorized at December 31, 2016 and 2017, and at March 31, 2018; and 15,198,330, 15,529,904 and 15,637,475 shares issued and outstanding at December 31, 2016 and 2017, and at March 31, 2018, respectively	2	2	2
Additional paid-in capital	108,647	150,803	158,604
Accumulated other comprehensive loss	(542)	(162)	117
Accumulated deficit	(2,068,048)	(2,330,647)	(2,348,363)

Total stockholders’ deficit	(1,959,941)	(2,180,004)	(2,189,640)
Noncontrolling interest	175,668	155,372	149,759

Total deficit	(1,724,953)	(1,966,478)	(1,981,705)

Total liabilities, convertible redeemable preferred stock and deficit	$1,204,047	$1,220,987	$1,184,634

Asset and liability amounts in parentheses represent the portion of the consolidated balance attributable to the variable interest entities.

The accompanying notes are an integral part of these consolidated financial statements.

Bloom Energy Corporation

Consolidated Statements of Operations

(in thousands, except for per share data)

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Consolidated Statements of Operations
Revenue
Product	$76,478	$179,768	$27,665	$121,307
Installation	16,584	63,226	12,293	14,118
Service	67,622	76,904	18,591	19,907
Electricity	47,856	56,098	13,648	14,029

Total revenue	208,540	375,996	72,197	169,361
Cost of revenue
Product	103,283	210,773	38,855	80,355
Installation	17,725	59,929	13,445	10,438
Service	155,034	83,597	18,219	24,253
Electricity	35,987	39,741	10,876	10,649

Total cost of revenue	312,029	394,040	81,395	125,695

Gross profit (loss)	(103,489)	(18,044)	(9,198)	43,666

Operating expenses
Research and development	46,848	51,146	11,223	14,731
Sales and marketing	29,101	32,415	7,845	8,262
General and administrative	61,545	55,674	12,879	14,988

Total operating expenses	137,494	139,235	31,947	37,981

Profit (loss) from operations	(240,983)	(157,279)	(41,145)	5,685
Interest expense	(81,190)	(108,623)	(24,363)	(23,037)
Other income (expense), net	(379)	268	119	(629)
Gain (loss) on revaluation of warrant liabilities and embedded derivatives	(13,035)	(14,995)	215	(4,034)

Net loss before income taxes	(335,587)	(280,629)	(65,174)	(22,015)
Income tax provision	729	636	214	333

Net loss	(336,316)	(281,265)	(65,388)	(22,348)
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	(56,658)	(18,666)	(5,856)	(4,632)

Net loss attributable to common stockholders	$(279,658)	$(262,599)	$(59,532)	$(17,716)

Net loss per share attributable to common stockholders, basic and diluted:	$(18.56)	$(17.08)	$(3.91)	$(1.14)

Weighted average shares used to compute net loss per share attributable to common stockholders, basic and diluted	15,069	15,372	15,215	15,605

Pro forma net loss per share attributable to common stockholders basic and diluted (unaudited)		$(1.87)		$(0.13)

Pro forma weighted average shares used to compute pro forma net loss per share attributable to common stockholders basic and diluted (unaudited)		131,754		130,805

The accompanying notes are an integral part of these consolidated financial statements.

Bloom Energy Corporation

Consolidated Statements of Comprehensive Loss

(in thousands)

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Net loss attributable to common stockholders	$(279,658)	$(262,599)	$(59,532)	$(17,716)

Other comprehensive loss, net of taxes
Unrealized loss on available-for-sale securities	—	(13)	—	(9)
Change in effective portion of interest rate swap	(418)	894	619	2,867

Other comprehensive loss	(418)	881	619	2,858

Comprehensive loss	(280,076)	(261,718)	(58,913)	(14,858)

Comprehensive income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests	720	(501)	(501)	(2,579)

Comprehensive loss attributable to common stockholders	$(279,356)	$(262,219)	$(59,414)	$(17,437)

The accompanying notes are an integral part of these consolidated financial statements.

Bloom Energy Corporation

Consolidated Statements of Convertible Redeemable Preferred Stock and Stockholders’ Deficit

(dollars in thousands, except for share data)

	Convertible Redeemable Preferred Stock		Redeemable Noncontrolling Interest	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Noncontrolling Interest	Total Deficit
	Shares	Amount		Shares	Amount
Balances at December 31, 2015	107,425,783	$1,459,506	$62,419	14,907,904	$1	$102,449	$(844)	$(1,788,390)	$70,708	$(1,553,657)

Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	209,860	209,860
Exercise of Series F preferred warrants for preferred stock	68,002	3,335	—	—	—	—	—	—	—	—
Issuance of shares of Series G convertible preferred stock	116,459	3,000	—	—	—	—	—	—	—	—
Issuance of Common Stock	—	—	—	88,000	—	1,816	—	—	—	1,816
Exercise of stock options	—	—	—	188,092	1	1,237	—	—	—	1,238
Issuance of restricted stock awards	—	—	—	14,334	—	280	—	—	—	280
Stock-based compensation expense	—	—	—	—	—	27,865	—	—	—	27,865
Excess fair value of consideration paid over the noncontrolling interest reduction	—	—	—	—	—	(25,000)	—	—	—	(25,000)
Change in effective portion of interest rate swap agreement	—	—	4	—	—	—	302	—	(724)	(418)
Distributions to noncontrolling interests	—	—	(4,614)	—	—	—	—	—	(46,007)	(50,621)
Net income (loss)	—	—	1,511	—	—	—	—	(279,658)	(58,169)	(336,316)

Balances at December 31, 2016	107,610,244	$1,465,841	$59,320	15,198,330	$2	$108,647	$(542)	$(2,068,048)	$175,668	$(1,724,953)

Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	13,652	13,652
Issuance of Common Stock warrant	—	—	—	—	—	9,410	—	—	—	9,410
Issuance of Common Stock	—	—	—	96,000	—	1,981	—	—	—	1,981
Exercise of stock options	—	—	—	184,730	—	432	—	—	—	432
Issuance of restricted stock awards	—	—	—	50,844	—	1,253	—	—	—	1,253
Stock-based compensation expense	—	—	—	—	—	29,080	—	—	—	29,080
Unrealized loss on available for sale securities	—	—	—	—	—	—	(13)	—	—	(13)
Change in effective portion of interest rate swap agreement	—	—	1	—	—	—	393	—	500	894
Distributions to noncontrolling interests	—	—	(5,104)	—	—	—	—	—	(11,845)	(16,949)
Net income (loss)	—	—	3,937	—	—	—	—	(262,599)	(22,603)	(281,265)

Balances at December 31, 2017	107,610,244	$1,465,841	$58,154	15,529,904	$2	$150,803	$(162)	$(2,330,647)	$155,372	$(1,966,478)

Exercise of stock options	—	—	—	102,148	—	120	—	—	—	120
Issuance of restricted stock awards	—	—	—	5,423	—	67	—	—	—	67
Stock-based compensation expense	—	—	—	—	—	7,614	—	—	—	7,614
Unrealized loss on available for sale securities	—	—	—	—	—	—	(9)	—	—	(9)
Change in effective portion of interest rate swap agreement	—	—	3	—	—	—	288	—	2,576	2,867
Distributions to noncontrolling interests	—	—	(1,472)	—	—	—	—	—	(2,066)	(3,538)
Net income (loss)	—	—	1,491	—	—	—	—	(17,716)	(6,123)	(22,348)

Balances at March 31, 2018 (unaudited)	107,610,244	$1,465,841	$58,176	15,637,475	$2	$158,604	$117	$(2,348,363)	$149,759	$(1,981,705)

The accompanying notes are an integral part of these consolidated financial statements.

Bloom Energy Corporation

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Cash flows from operating activities:
Net loss attributable to common stockholders	$(279,658)	$(262,599)	$(59,532)	$(17,716)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss attributable to noncontrolling and redeemable noncontrolling interests	(56,659)	(18,666)	(5,856)	(4,632)
Depreciation	43,100	46,105	11,902	10,847
Write off of property, plant and equipment, net	140	48	5	—
Impairment of assets, net	2,092	—	—	—
PPA I decommissioning, net	617	—	—	—
Revaluation of derivative contracts	1,343	14,754	3,186	7,157
Stock-based compensation	28,157	30,479	6,645	7,956
Loss on long-term REC purchase contract	124	(70)	—	12
Revaluation of preferred stock warrants	(807)	(3,060)	—	(3,271)
Common stock warrant valuation	9,180	85	—	(100)
Amortization of interest expense from preferred stock warrants	1,083	1,060	267	261
Amortization of debt issuance cost	2,802	3,263	664	969
Amortization of debt discount from embedded derivatives	28,925	42,989	10,054	5,938
Changes in operating assets and liabilities:
Accounts receivable	(701)	4,849	(6,607)	(28,203)
Inventories, net	(209)	(7,105)	(29,086)	(6,818)
Deferred cost of revenue	(84,660)	(70,979)	(10,818)	16,282
Customer financing receivable and others	(211,659)	5,459	1,471	1,306
Prepaid expenses and other current assets	(8,433)	(2,175)	203	(446)
Other long-term assets	(1,020)	4,625	932	1,266
Accounts payable	4,807	7,076	(2,378)	(827)
Accrued warranty	(2,986)	(7,045)	(4,938)	(87)
Accrued other current liabilities	11,258	8,599	(1,696)	(10,083)
Deferred revenue and customer deposits	183,564	91,893	11,833	(22,347)
Other long-term liabilities	46,774	43,239	9,702	8,049

Net cash used in operating activities	(282,826)	(67,176)	(64,047)	(34,487)

Cash flows from investing activities:
Purchase of property, plant and equipment	(8,979)	(5,140)	(936)	(223)
Purchase of marketable securities	—	(29,043)	—	(8,991)
Maturities of marketable securities	—	2,250	—	15,750

Net cash provided by (used in) investing activities	(8,979)	(31,933)	(936)	6,536

Cash flows from financing activities:
Borrowings from issuance of debt	123,489	100,000	—	—
Borrowings from issuance of debt to related parties	25,000	—	—	—
Repayment of debt	(32,192)	(20,507)	(7,914)	(4,489)
Repayment of debt to related parties	(966)	(912)	(198)	(290)
Debt issuance costs	(218)	(6,108)	—	—
Proceeds from noncontrolling and redeemable noncontrolling interests	209,860	13,652	13,652	—
Distributions to noncontrolling and redeemable noncontrolling interests	(45,828)	(23,659)	(8,277)	(3,832)
Proceeds from issuance of common stock	1,238	432	33	120
Proceeds from issuance of convertible preferred stock	3,000	—	—	—
Payments of initial public offering issuance costs	—	(1,092)	(500)	(578)

Net cash provided by (used in) financing activities	283,383	61,806	(3,204)	(9,069)

Net decrease in cash, cash equivalents, and restricted cash	(8,422)	(37,303)	(68,187)	(37,020)
Cash, cash equivalents, and restricted cash:
Beginning of period	226,337	217,915	217,915	180,612

End of period	$217,915	$180,612	$149,728	$143,592

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$20,549	$21,948	$5,497	$11,216
Cash paid during the period for taxes	635	616	121	401
Transfer of inventory to Energy Servers	217,205	—	—	—
Non-cash investing and financing activities:
Liabilities recorded for property, plant and equipment	992	975	26	65
Liabilities recorded for intangible assets	—	2,138	—	362
Exercise of warrants	3,336	—	—	—
Issuance of common stock warrant	—	9,410	—	—
Issuance of common stock	1,816	1,981	991	—
Issuance of restricted stock	—	1,253	33	242
Accrued distributions to tax equity investors	7,287	576	282	282
Accrued interest and issuance for notes	23,987	29,705	6,876	7,808
Accrued interest and issuance for notes to related parties	3,856	4,368	1,021	1,165
Issuance of 6% convertible promissory notes	25,000	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Bloom Energy Corporation

Notes to Consolidated Financial Statements

(Unaudited as of March 31, 2018 and for the three months ended March 31, 2017 and 2018)

1.	Nature of Business and Management’s Plans Regarding the Financing of Future Development Efforts

Nature of Business

Bloom Energy Corporation (together with its subsidiaries, the Company or Bloom Energy) designs, manufactures and sells solid-oxide fuel cell systems, or Energy Servers, for on-site power generation. The Company’s power generators or Energy Servers utilize an innovative fuel cell technology. The Energy Servers provide efficient energy generation with reduced operating costs and lower greenhouse gas emissions. By generating power where it is consumed, the systems offer increased electrical reliability and improved energy security while providing a path to energy independence. The Company was originally incorporated in Delaware under the name of Ion America Corporation on January 18, 2001 and was renamed on September 16, 2006 to Bloom Energy Corporation. To date, substantially all of the Company’s revenue has been derived from customers based in the United States. However, the Company intends to increase its sales efforts outside of the United States, with initial customer installations in India, Japan and South Korea.

As of March 31, 2018, the Company has completed several rounds of private financing with gross proceeds totaling approximately $1.5 billion. The Company has incurred operating losses and negative cash flows from operations since its inception. The Company’s ability to achieve its long-term business objectives is dependent upon, among other things, raising additional capital, dependence on the acceptance of its products, and attaining future profitability. Management believes that the Company will be successful in raising additional financing from its stockholders or from other sources, expanding operations and gaining market share. However, there can be no assurance that in the event the Company requires additional financing, such financing will be available on terms which are favorable or at all.

2.	Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) and reflect the accounts and operations of the Company and those of its subsidiaries in which the Company has a controlling financial interest. The Company uses a qualitative approach in assessing the consolidation requirement for its variable interest entities, which the Company refers to as power purchase agreements (PPAs). This approach focuses on determining whether the Company has the power to direct the activities of the PPAs that most significantly affect the PPAs’ economic performance and whether the Company has the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the PPAs. For all periods presented, the Company has determined that it is the primary beneficiary in all of its operational PPAs. For additional information, see Note 14, Power Purchase Agreement Programs. The Company evaluates its relationships with the PPAs on an ongoing basis to ensure that it continues to be the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation.

Prior to September 30, 2017, the Company had not allocated any revenue or costs of revenue from PPA customers to service revenue. As a result of an assessment in the three month period ending September 30, 2017, management determined that revenue and costs of revenue relating to maintenance services for PPA customers should be reclassified from electricity to service to better reflect the economic performance of its maintenance services and its PPA operations. Accordingly, the Company’s prior period consolidated statements of operations amounts have been reclassified to conform to the current period presentation. For the year ended December 31, 2016, approximately $24.5 million was allocated from electricity revenue to service revenue. For the year ended December 31, 2017, the comparable value of allocated service revenue was $29.4 million. For the three months ended March 31, 2017 and 2018, the comparable value of allocated service revenue was $7.3 million and $7.3 million, respectively. For each period presented, the amounts of costs of revenue that were reclassified were not material.

Unaudited Interim Consolidated Financial Statements

The accompanying interim consolidated balance sheet as of March 31, 2018, the interim consolidated statements of operations, the interim consolidated statements of comprehensive loss, and the interim consolidated statements of cash flows for the three months ended March 31, 2017 and 2018 and the interim consolidated statements of convertible redeemable preferred stock and stockholders’ deficit for the three months ended March 31, 2018 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited consolidated financial statements, and in management’s opinion, includes all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2018 and its results of operations and cash flows for the three months ended March 31, 2017 and 2018. The financial data and the other financial information disclosed in the notes to these consolidated financial statements related to the three month periods are also unaudited. The results of operations for the three months ended March 31, 2018 are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

Components of Revenue and Cost of Revenue

Revenue

The Company primarily recognizes revenue from the sale and installation of Energy Servers, sales of electricity, and by providing services under extended operations and maintenance services contracts. These operations and maintenance services contracts are what the Company refers to as maintenance service agreements.

The Company’s total revenue is comprised of the following:

Product Revenue

All of the Company’s product revenue is generated from the sale of our Energy Servers to direct purchase and lease customers. The Company generally begins to recognize product revenue from contracts with customers for the sales of its Energy Servers once the Company achieves acceptance; that is, generally when the system has been installed and running at full power as defined in each contract.

All of the Company’s product arrangements contain multiple elements representing a combination of revenue from Energy Servers, installation and maintenance services. Upon acceptance, the Company allocates fair value to each of these elements, and the Company limits the amount of revenue recognized for delivered elements up to an amount that is not contingent upon future delivery of additional products or services or meeting any specified performance conditions. The sale of the Company’s Energy Servers also includes a one-year warranty, which is recorded as a component of cost of product revenue.

Installation Revenue

All of the Company’s installation revenue is generated from the sale and installation of our Energy Servers to direct purchase and lease customers. The Company generally begins to recognize installation revenue from contracts with customers for the sales of its Energy Servers once the Company achieves acceptance; that is, generally when the system has been installed and running at full power.

Service Revenue

Service revenue is generated from operations and maintenance services agreements that extend the standard warranty service coverage beyond the initial first year’s warranty for Energy Servers sold under direct purchase, traditional lease and managed services sales. Customers can renew these agreements on an annual basis. Revenue is recognized from such operations and maintenance services ratably over the term of the renewed one-year service period. The Company anticipates that almost all of its customers will continue to renew their maintenance services agreement each year.

Electricity Revenue

The Company’s PPA entities purchase Energy Servers from the Company and sell the electricity produced by these systems to customers through long-term PPA agreements. Customers are required to purchase all of the electricity produced by the Energy Servers at agreed-upon rates over the course of the PPA agreements’ contractual term. The Company recognizes revenue from such PPA entities as the electricity is provided over the term of the agreement.

Cost of Product Revenue

Cost of product revenue consists of costs of Energy Servers that the Company sells to direct and lease customers, including costs paid to the Company’s materials suppliers, personnel costs, certain allocated costs, shipping costs, provisions for excess and obsolete inventory, and the depreciation costs of the Company’s equipment. Because the sale of the Company’s Energy Servers includes a one-year service warranty, cost of product revenue also includes first year warranty costs. The Company provides certain warranties and performance guarantees regarding the Energy Servers’ efficiency and output during the first year warranty period.

Cost of Installation Revenue

Cost of installation revenue consists of the costs to install the Energy Servers that the Company sells to direct and lease customers, including costs paid to the Company’s materials and service providers, personnel costs, and allocated costs.

Cost of Service Revenue

Cost of service revenue consists of costs incurred under maintenance service contracts for all customers including direct sales, lease and PPA customers, including personnel costs for the Company’s customer support organization, certain allocated costs, and extended maintenance-related product repair and replacement costs. After the initial included warranty period expires, customers have the opportunity to renew warranty services under maintenance agreements for additional annual periods.

Cost of Electricity Revenue

Cost of electricity revenue primarily consists of the depreciation of the cost of the Energy Servers owned by the Company’s PPA entities and the cost of gas purchased in connection with PPAs entered into by the Company’s first PPA entity. The cost of electricity revenue is generally recognized over the term of the customer’s PPA. The cost of depreciation of the Energy Servers is reduced by the amortization of any U.S. Treasury Department grant payment in lieu of the energy investment tax credit associated with these systems.

Management Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Significant estimates include assumptions used to compute the best estimate of selling-prices (BESP), fair value of lease and non-lease components, such as estimated output, efficiency and residual value of the Energy Servers, estimates for inventory write-downs, estimates for future cash flows and economic useful lives of property, plant and equipment, other long-term assets, valuation of certain accrued liabilities, such as derivative valuations, accrued warranty and extended maintenance and estimates for recapture of U.S. Treasury grants, income taxes and deferred tax asset valuation allowances, warrant liabilities, stock-based compensation costs, and allocation of profit and losses to the noncontrolling interests. Actual results could differ materially from these estimates under different assumptions and conditions.

Foreign Currency Transactions

The functional currency of the Company’s foreign subsidiaries is the U.S. dollar since they are considered financially and operationally integrated. Foreign currency monetary assets and liabilities are remeasured into U.S. dollars at end-of-period exchange rates. Nonmonetary assets and liabilities such as property, plant and equipment, and equity are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to the previously noted balance sheet amounts, which are remeasured at historical exchange rates. Transaction gains and losses are included as a component of other expense, net in the Company’s consolidated statements of operations and have not been significant for all periods presented.

Cash, Cash Equivalents, Investments and Restricted Cash

The Company considers highly liquid short-term investments with original maturities of 90 days or less at the date of purchase as cash equivalents.

Restricted cash is held as collateral to provide financial assurance that the Company will fulfill commitments related to its power purchase agreement financings, debt service reserves, maintenance service reserves and facility lease agreements. Restricted cash that is expected to be used within one year of the balance sheet date is classified as a current asset and that which is expected to be used more than a year from the balance sheet date is classified as a non-current asset. In fiscal year 2017, the Company adopted ASU 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash, resulting in the inclusion of restricted cash and restricted cash equivalents within cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts for all periods shown on the statement of cash flows. This guidance did not have an effect on the Company’s results of operations, financial position or liquidity.

As of December 31, 2016 and 2017, and March 31, 2018, the Company had restricted cash of $61.3 million, $76.8 million, and $55.4 million, respectively.

The Company considers highly liquid investments with original maturities of greater than 90 days at the date of purchase as short-term investments. Short-term investments are reported at fair value, with unrealized gains or losses, net of tax, recorded in accumulated other comprehensive income (loss). The specific identification method is used to determine the cost of any securities disposed of, with any realized gains or losses recognized as income or expense in condensed consolidated statements of operations. Short-term investments are anticipated to be used for current operations and are, therefore, classified as available-for-sale in current assets even though their maturities may extend beyond one year. The Company periodically reviews short-term investments for impairment. In the event a decline in value is determined to be other-than-temporary, an impairment loss is recognized. When determining if a decline in value is other-than-temporary, the Company takes into consideration the current market conditions and the duration and severity of and the reason for the decline, as well as the likelihood that it would need to sell the security prior to a recovery of par value.

As of March 31, 2018, short-term investments were comprised of $20.1 million of U.S. Treasury bills. The costs of these securities approximated their fair values, and there were no material gross realized or unrealized gains, gross realized or unrealized losses or impairment for the year ended March 31, 2018. As of March 31, 2018, all investments were scheduled to mature within the next twelve months.

Derivative Financial Instruments

The Company enters into derivative forward contracts to manage its exposure relating to the fluctuating price of fuel under certain of its power purchase agreements entered in connection with the Bloom Electrons program (refer to Note 14, Power Purchase Agreement Programs, for more information). In addition, the Company enters into fixed forward swap arrangements to convert variable interest rates on debt to a fixed rate. The Company also issued derivative financial instruments embedded in its 6% Notes to provide additional incentive to investors. The Company used these derivative financial instruments in order to obtain a lower cost cash-source of funds.

Derivative transactions are governed by procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in the spot price in the commodity market and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. The Company does not enter into derivative transactions for trading or speculative purposes.

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value on the consolidated balance sheets. Changes in the fair value of the derivatives that qualify and are designated as cash flow hedges are recorded in other comprehensive loss on the consolidated balance sheets and for those that do not qualify for hedge accounting or are not designated as hedges are recorded through earnings in the consolidated statements of operations.

While the Company hedges certain of its natural gas requirements under its power purchase agreements, it has not designated these forward contracts as hedges for accounting purposes. Therefore, the Company records the change in the fair value of its forward contracts in cost of revenue on the consolidated statements of operations. The fair value of the forward contracts is recorded on the consolidated balance sheets as a component of accrued other current liabilities and derivative liabilities. As the forward contracts are considered economic hedges, the changes in the fair value of the forward contracts are classified as operating activities within the statement of cash flows, which is consistent with the classification of the cash flows of the hedged item.

The Company’s interest rate swap arrangements qualify as cash flow hedges for accounting purposes as they effectively convert variable rate obligations into fixed rate obligations. The Company evaluates and calculates the effectiveness of the hedge at each reporting date. The effective change is recorded in accumulated other comprehensive loss and will be recognized as interest expense on settlement. Ineffectiveness is recorded in other expense, net. If a cash flow hedge is discontinued due to changes in the forecasted hedged transactions, hedge accounting is discontinued prospectively and unrealized gain or loss on the related derivative is recorded in accumulated other comprehensive loss and reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings. The fair value of the swap arrangement is recorded on the consolidated balance sheets as a component of accrued other current liabilities and derivative liabilities. The changes in fair value of swap agreement are classified as operating activities within the statement of cash flows, which is consistent with the classification of the cash flows of the hedged item.

The Company issued convertible notes with conversion features. These embedded derivatives were evaluated under ASC topic 815-40 and were bifurcated from the debt and are classified as liabilities on the consolidated balance sheets. The Company records these derivative liabilities at fair value and adjusts the carrying value to their estimated fair value at each reporting date with the increases or decreases in the fair value recorded as a gain (loss) on revaluation of warrant liabilities and embedded derivatives in the consolidated statements of operations.

Fair Value Measurement

Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures,” (ASC 820), defines fair value, establishes a framework for measuring fair value under U.S. GAAP and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1	Quoted prices in active markets for identical assets or liabilities. Financial assets utilizing Level 1 inputs typically include money market securities and U.S. Treasury securities.

Level 2	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Financial instruments utilizing Level 2 inputs include interest rate swaps.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial liabilities utilizing Level 3 inputs include natural gas fixed price forward contract derivatives, warrants issued to purchase the Company’s preferred stock and embedded derivatives bifurcated from convertible notes. Derivative liability valuations are performed based on a binomial lattice model and adjusted for illiquidity and/or nontransferability, and such adjustments are generally based on available market evidence.

Incentives and Grants

Self-Generation Incentive Program (SGIP)

The Company’s PPA entities’ customers receive payments under the SGIP which is a program specific to the State of California that provides financial incentives for the installation of new, qualifying self-generation equipment that the Company owns. The SGIP funds are assigned to the PPA entities by the customers and are recorded as other current assets and other long-term assets until received. For sales-type leases, the benefit of the SGIP funds are recorded as deferred revenue and is recognized as revenue when the Energy Server is accepted. For operating leases, the benefit of the SGIP funds are recorded as deferred revenue and is amortized on a straight-line basis over the PPA contract period. The SGIP program issues 50% of the fully anticipated amount in the first year the equipment is placed into service. The remaining incentive is then paid based on the size of the equipment (i.e., nameplate kilowatt capacity) over the subsequent five years. The SGIP program will expire on January 1, 2021.

The Company received $3.3 million and $2.7 million of SGIP funds for the years ended December 31, 2016 and 2017, respectively, and $0.6 million and $0.3 million for the three months ended March 31, 2017 and 2018, respectively. The SGIP program has operational criteria primarily related to fuel mixture and minimum output for the first five years after the qualified equipment is placed in service. If the operational criteria are not fulfilled, it could result in a partial refund of funds received. There were no reductions or refunds of SGIP funds during the years ended December 31, 2016 and 2017, and the three months ended March 31, 2017 and 2018, and no accrual has been made for a refund of any incentives.

For certain PPA entities, the Company makes SGIP reservations on behalf of the PPA entity. The PPA entity receives the SGIP funds directly from the program and, therefore, bears the risk of loss if these funds are not paid.

U.S. Treasury Grants

The Company is eligible for U.S. Treasury grants on eligible property as defined under Section 1603 of the American Recovery and Reinvestment Act of 2009. However, to be eligible for the U.S. Treasury grants, a fuel cell system must have commenced construction in 2011 either physically or through the occurrence of sufficient project costs. For fuel cell systems under PPA arrangements, U.S. Treasury grants are considered a component of minimum lease payments. For fuel cell systems deployed under tariff legislation, the Company recorded the fuel cell systems net of the U.S. Treasury grants. U.S. Treasury grant receivables are classified as other current assets in the Company’s consolidated balance sheets. For operating leases, the benefit of the U.S. Treasury grant is recorded as deferred revenue and is amortized on a straight-line basis over the PPA contract period. The Company placed in service the last property eligible for U.S. Treasury grants in November of 2013 and collected all of its outstanding remaining Treasury cash grants during 2014.

The U.S. Treasury grant program has operational criteria for the first five years after the qualified equipment is placed in service. The criteria includes cash grant recapture provisions if the applicant disposes of the property to a disqualified person or the property ceases to qualify as a specified energy. If the operational criteria are not fulfilled, it could result in a partial refund of incentives received. Due to the restructuring of the Company’s first PPA entity, as discussed in Note 14, Power Purchase Agreement Programs, the Company accrued $10.0 million in estimated recapture refunds in 2015. In 2016, the Company recorded a $1.7 million reduction in its estimate of recapture refunds and paid a total of $8.3 million in recapture refunds. No additional recapture refunds have been accrued or paid in the period ended March 31, 2018.

Investment Tax Credits (ITC)

Through December 31, 2016, the Company’s fuel cell systems had been eligible for federal investment tax credits, or ITCs, that accrued to eligible property under Internal Revenue Code Section 48 for its Energy Servers. Under PPA arrangements, ITCs are primarily passed through to tax equity investors. Approximately 1% to 10% of the incentives are received by the Company, with the balance distributed to the remaining investors of the PPA entity. These incentives are accounted for under the flow-through method. Subsequently, on February 9, 2018, the U.S. Congress passed legislation to extend the federal investment tax credits for fuel cell systems retroactive to January 1, 2017. Due to the reinstatement of ITC in 2018, the benefit of ITC to total revenue for product accepted was a $45.5 million benefit in the three months ended March 31, 2018, including a $43.9 million product revenue benefit due to the retroactive ITC for 2017 acceptances.

The ITC program has operational criteria for the first five years after the qualified equipment is placed in service. If the qualified energy property is disposed of, or otherwise ceases to be investment credit property before the close of the five year recapture period is fulfilled, it could result in a partial reduction of the incentives. No ITC recapture has occurred during the years ended December 31, 2016 and 2017, and the three months ended March 31, 2018.

Renewable Energy Credits (RECs)

RECs, which are tradeable energy credits that represent 1 megawatt hour of electricity generated from an eligible renewable energy resource generated in the U.S, are primarily ‘held for use’ and are presented as part of other current assets and other long-term assets in the consolidated balance sheets until the RECs are sold and accounted for as revenue. The Company accounts for such RECs as output from the facility where they originate. The Company values these RECs at the lower of cost or market at the end of each reporting period.

To the extent the PPA entities do not produce enough RECs to satisfy the requirements under certain of the Company’s PPA entities’ power purchase agreements, the Company may also acquire RECs under stand-alone purchase agreements with third parties to satisfy these REC obligations. Under power purchase agreements with certain customers, the Company’s PPA entities are required to deliver a specified quantity of biogas RECs or WECC (Western Electricity Coordinating Council) RECs. In order to meet these obligations, the Company’s PPA entities may enter into REC purchase agreements with third parties to purchase a fixed quantity of the relevant RECs at a fixed price and on a fixed schedule. The PPA entities utilize the Western Renewable Energy Information System (WREGIS), an independent tracking system for the region covered by the WECC, which allows the PPA entities to manage RECs purchased and deliver the RECs to satisfy the customer obligation. Purchased RECs used to satisfy customer obligations are recorded at cost and are presented as part of other current assets and other long-term assets in the consolidated balance sheets. Costs of RECs purchased are expensed as the Company’s obligation to provide such RECs to customers occurs.

The Company estimates the number of excess RECs it will ultimately acquire under the non-cancelable purchase contracts over the number required to satisfy its obligations to its customers. The Company records a purchase commitment loss if the fair value of RECs is less than the fixed purchase price amount. The purchase commitment loss is recorded on the consolidated balance sheets as a component of other current liabilities and other long-term liabilities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, accounts receivables, and customer financing lease receivables. The Company conducts periodic evaluations of the creditworthiness of its customers and the collectability of its accounts receivable and financing leases receivable. The Company provides an allowance for potential credit losses as necessary based on historical experience. The Company has not experienced credit losses to date and has not provided an allowance for uncollectible accounts at December 31, 2016 and 2017, and at March 31, 2018.

Concentrations of Customer and Geographic Risk

In the year ended December 31, 2016, total revenue from Delmarva Power & Light Company (Delmarva) and Intel Corporation represented 18% and 12% of the Company’s total revenue, respectively. In the year ended December 31, 2017, total revenue from The Southern Company and Delmarva represented 43% and 10% of the Company’s total revenue, respectively. In the three months ended March 31, 2017, total revenue from Macerich and The Southern Company, represented 19% and 16% of the Company’s total revenue, respectively. In the three months ended March 31, 2018, total revenue from The Southern Company and Korea Energy represented 53% and 17% of our total revenue, respectively. The Southern Company has deployed the Company’s products primarily to Kaiser Permanente. To date, substantially all of the Company’s revenue has been derived from customers based in the United States.

Concentrations of Supply Risk

The Company’s products are manufactured using a rare earth mineral. The suppliers for this raw material are primarily located in Asia. A significant disruption in the operations of one or more of these suppliers could impact the production of the Company’s products which could have a material adverse effect on its business, financial condition and results of operations.

Customer Financing Receivables

Leases are classified as either operating or sales-type leases in accordance with the relevant accounting guidelines. Customer financing receivables are generated by Energy Servers leased to PPA entities’ customers in leasing arrangements that qualify as sales-type leases. Financing receivables represents the gross minimum lease payments to be received from customers and the system’s estimated residual value, net of unearned income and allowance for estimated losses. Initial direct costs for sales-type leases are recognized as cost of revenue when the Energy Servers are placed in service.

The Company reviews its customer financing receivables by aging category to identify significant customer balances with known disputes or collection issues. In determining the allowance, the Company makes judgments about the creditworthiness of a majority of its customers based on ongoing credit evaluations. The Company also considers its historical level of credit losses and current economic trends that might impact the level of future credit losses. The Company writes off customer financing receivables when they are deemed uncollectible. The Company has not had to maintain an allowance for doubtful accounts to reserve for potentially uncollectible customer financing receivables as historically, all of its receivables have been paid and it expects its current receivables on the consolidated balance sheets to be paid in full. For additional information, see Note 15, PPA I Decommissioning.

Accounts Receivable

Accounts receivable primarily represents trade receivables from sales to customers recorded at net realizable value. As the Company does for its customer financing receivables, the Company reviews its accounts receivable by aging category to identify significant customer balances with known disputes or collection issues. In determining the allowance, the Company makes judgments about the creditworthiness of a majority of its customers based on ongoing credit evaluations. The Company also considers its historical level of credit losses and current economic trends that might impact the level of future credit losses. The Company writes off accounts receivable when they are deemed uncollectible. The Company has not had to maintain an allowance for doubtful accounts to reserve for potentially uncollectible accounts receivable as historically, all of its receivables have been paid and it expects its current receivables on the consolidated balance sheets to be paid in full.

Inventories

Inventories consist principally of raw materials, work-in-process and finished goods and are stated on a first-in, first-out basis at the lower of cost or market value.

The Company records inventory excess and obsolescence provisions for estimated obsolete or unsellable inventory, including inventory from purchase commitments, equal to the difference between the cost of inventory and estimated net realizable value based upon assumptions about market conditions and future demand for product generally expected to be utilized over the next 12 to 24 months, including product needed to fulfill the company’s warranty obligations. If actual future demand for the Company’s products is less than currently forecasted, additional inventory provisions may be required. Once a provision is recorded, it is maintained until the product to which it relates to is sold or otherwise disposed of. The inventory reserves were $12.6 million, $15.7 million and $15.3 million as of December 31, 2016 and 2017 and as of March 31, 2018, respectively.

Property, Plant and Equipment

Property, plant and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation. Leasehold improvements are depreciated over the shorter of the lease term or their estimated depreciable lives, currently five years. Buildings are amortized over the shorter of the lease or property term or their estimated depreciable lives, currently 35 years. Energy Servers are depreciated to their residual values over the terms of the power purchase and tariff agreements.

Depreciation is calculated using the straight-line method over the estimated depreciable lives of the respective assets as follows:

Depreciable Lives
Energy Servers	15-21 years
Computers, software and hardware	3-5 years
Machinery and equipment	5-10 years
Furniture and fixtures	3-5 years
Leasehold improvements	1-5 years
Buildings	35 years

Long-Lived Assets

The Company’s long-lived assets include property, plant and equipment. The carrying amounts of the Company’s long-lived assets are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than originally estimated. Factors that the Company considers in deciding when to perform an impairment review would include significant negative industry or economic trends and significant changes or planned changes in the Company’s use of the assets. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over its remaining life. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset and the Company would recognize an impairment loss. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the new shorter useful life. No material impairment of any long-lived assets was identified in the years ended December 31, 2016 or 2017 or for the three months ended March 31, 2018. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from our general ledger, and the resulting gain or loss is reflected in the consolidated statements of operations.

Revenue Recognition

The Company primarily earns revenue from the sale and installation of its Energy Servers to direct and lease customers, by providing services under its operations and maintenance services contracts, and by selling electricity to customers under PPA agreements. The Company offers its customers several ways to finance their purchase of a Bloom Energy Server. Customers may choose to purchase the Company’s Energy Servers outright. Customers may also lease the Company’s Energy Servers through one of the Company’s financing partners via the Company’s managed services program or as a traditional lease. Finally, customers may purchase electricity through the Company’s PPA financing arrangements.

Direct Sales

To date, the Company has never sold an Energy Server without a maintenance service agreement, or vice-versa, nor does it have plans to in the near future. As a result, the Company recognizes revenue from contracts with customers for the sales of products and services included within these contracts in accordance with ASC 605-25 (revenue recognition for multiple-element arrangements).

Revenue from the sale and installation of Energy Servers to direct customers is recognized when all of the following criteria are met:

•	Persuasive Evidence of an Arrangement Exists. The Company relies upon non-cancelable sales agreements and purchase orders to determine the existence of an arrangement.

•	Delivery and Acceptance has Occurred. The Company uses shipping documents and confirmation from the Company’s installations team that the deployed systems are running at full power, as defined in each contract, to verify delivery and acceptance.

•	The Fee is Fixed or Determinable. The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction.

•	Collectability is Reasonably Assured. The Company assesses collectability based on the customer’s credit analysis and payment history.

Most of the Company’s arrangements are multiple-element arrangements with a combination of Energy Servers, installation, and maintenance services. Products, including installation, and services generally qualify as separate units of accounting. For multiple-element arrangements, the Company allocates revenue to each unit of accounting based on an estimated selling price at the arrangement inception. The estimated selling price for each element is based upon the following hierarchy: vendor-specific objective evidence (VSOE) of selling price, if available; third-party evidence (TPE) of selling price, if VSOE of selling price is not available; or best estimate of selling price (BESP), if neither VSOE of selling price nor TPE of selling price are available. The total arrangement consideration is allocated to each separate unit of accounting using the relative estimated selling prices of each unit based on the aforementioned selling price hierarchy. The Company limits the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting any specified performance conditions.

The Company has not been able to obtain reliable evidence of the selling price. Given that the Company has never sold an Energy Server without a maintenance service agreement, and vice-versa, the Company has no evidence of selling prices for either and virtually no customers have elected to cancel their maintenance agreements and continue to operate the Energy Servers. The Company’s objective is to determine the price at which they would transact business if the items were being sold separately. As a result, the Company estimates its selling price driven primarily by its expected margin on both the Energy Server and maintenance service agreement based on their respective costs or, in the case of maintenance service agreements, the estimated costs to be incurred during the service period.

Costs for Energy Servers include all direct and indirect manufacturing costs, applicable overhead costs and costs for normal production inefficiencies (i.e., variances). The Company then applies a margin to the Energy Servers to determine the selling price to be used in its BESP model. Costs for maintenance service arrangements are estimated over the life of the maintenance contracts and include estimated future service costs and future product costs. Product costs over the period of the service arrangement are impacted significantly by the longevity of the fuel cells themselves. After considering the total service costs, the Company applies a slightly lower margin to its service costs than to its Energy Servers because this best reflects the Company’s long-term service margin expectations.

As the Company’s business offerings and eligibility for the ITC evolve over time, the Company may be required to modify its estimated selling prices in subsequent periods, and the Company’s revenue could be adversely affected.

The Company does not offer extended payment terms or rights of return for its products. Upon shipment of the product, the Company defers the product’s revenue until the acceptance criteria have been met. Such amounts are recorded within deferred revenue in the consolidated balance sheets. The related cost of such product is also deferred as a component of deferred cost in the consolidated balance sheets until customer acceptance. Prior to shipment of the product, any prepayment made by the customer is recorded as customer deposits. Customer deposits were $29.5 million, $10.2 million, and $10.1 million as of December 31, 2016 and 2017 and as of March 31, 2018, respectively, and were included in deferred revenue and customer deposits in the consolidated balance sheets.

Traditional Leases

Under this financing option, the Company sells its Energy Servers through a direct sale to a financing partner, who in turn leases the Energy Servers to the customer under a lease agreement between the customer and the financing partner. In addition, the Company contracts with the customer to provide extended maintenance services from the end of the standard one-year warranty period until the remaining duration of the lease term.

Payments received are recorded within deferred revenue in the consolidated balance sheets until the acceptance criteria, as defined within the customer contract, are met. The related cost of such product is also deferred as a component of deferred cost in the consolidated balance sheets, until acceptance.

The Company also sells extended maintenance services to its customers that effectively extend the standard warranty coverage. Payments from customers for the extended maintenance contracts are received at the beginning of each service year. Accordingly, the customer payment received is recorded as deferred revenue, and revenue is recognized ratably over the extended maintenance contract.

As discussed within the “direct sales” section above, the Company’s arrangements with its traditional lease customers are multiple-element arrangements as they include a combination of Energy Servers, installation and extended maintenance services. Accordingly, the Company recognizes revenue from contracts with customers for the sales of products and services included within these contracts in accordance with ASC 605-25 (revenue recognition for multiple-element arrangements).

Extended Maintenance Services

The Company typically provides a standard one-year warranty against manufacturing or performance defects to its direct sales customers. The Company also sells to these customers extended maintenance services that effectively extend the standard warranty coverage at the customer’s option. These customers generally have an option to renew or cancel the extended maintenance services on an annual basis. Revenue is recognized from such extended maintenance services ratably over the term of the service (or annual renewal period) using the estimates of value, as discussed above.

Sale-Leaseback (Managed Services)

The Company is a party to master lease agreements that provide for the sale of Energy Servers to third-parties and the simultaneous leaseback of the systems, which the Company then subleases to its customers. In sale-leaseback sublease arrangements (also referred to as managed services), the Company first determines whether the Energy Servers under the sale-leaseback arrangement are “integral equipment.” An Energy Server is determined to be integral equipment when the cost to remove the system from its existing location, including the shipping costs of the Energy Server at the new site, including any diminution in fair value, exceeds 10% of the fair value of the Energy Server at the time of its original installation.

As the Energy Servers are determined not to be integral equipment, the Company determines if the leaseback is classified as a capital lease or an operating lease. The Company’s managed services arrangements are classified as operating leases. As operating leases, the Company recognizes a portion of the net revenue, net of any commitments made to the customer to cover liabilities associated with insurance, property taxes and/or incentives recorded as managed service liabilities, and the associated cost of sale and defers the portion of net revenue and cost of sale that represents the gross profit that is equal to the present value of the future minimum lease payments over the master leaseback term. For both capital and operating leasebacks, the Company records the net deferred gross profit in its consolidated balance sheet as deferred income and amortizes the deferred income over the leaseback term as a reduction to the leaseback rental expense included in operating leases.

In connection with the Company’s common stock award agreement with a managed services customer, the share issuances are recorded as a reduction of product revenue when the installation milestones are achieved and are recorded as additional paid-in capital when the shares are issued.

PPA Sales (also refer to Note 14, Power Purchase Agreement Programs)

In 2010, the Company began offering its Energy Servers through its Bloom Electrons financing program. This program is financed via special purpose investment entities referred to as PPA entities and are owned partly by the Company and partly by third-party investors. The investors contribute cash to the PPA entity in exchange for their equity interest, which allows the PPA entities to purchase the Energy Server from the Company. The cash contributions are classified as short-term or long-term restricted cash according to the terms of the PPA agreements. As the Company identifies end customers, the PPA entity enters into an agreement with the end customer pursuant to which the customer agrees to purchase the power generated by the Energy Server at a specified rate per kilowatt hour for a specified term, which can range from 10 to 21 years. The PPA entity typically enters into a maintenance services agreement with the Company following the first year of service to extend the warranty service and performance guarantees. This intercompany arrangement is eliminated in consolidation. Those PPA agreements that qualify as leases are classified as either sales-type leases or operating leases and for those that do not qualify as leases are tariff agreements. For both operating leases and tariff arrangements, income is recognized as contractual amounts are due when the electricity is generated.

Sales-type Leases

Certain arrangements entered into by certain PPA entities, including Bloom Energy 2009 PPA Project Company, LLC (PPA I), 2012 ESA Project Company, LLC (PPA Company IIIa) and 2013B ESA Project Company, LLC (PPA Company IIIb), qualify as sales-type leases in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 840, Leases (ASC 840). The Company is responsible for the installation, operation and maintenance of the Energy Servers at the customer’s sites, including running the Energy Servers during the term of the power purchase agreements ranging from 10 to 15 years. Based on the terms of the customer contracts, the Company may also be obligated to supply fuel for the Energy Servers. The amount billed for the delivery of the electricity to PPA I’s customers primarily consists of returns on the amounts financed, including interest revenue, service revenue and fuel revenue for certain arrangements.

The Company is obligated to supply fuel to the Energy Servers that deliver electricity under the PPA I arrangements. Based on the customer offtake agreements, the customers pay an all-inclusive rate per kWh of electricity produced by the Energy Servers. The consideration received under the PPA I arrangements primarily consists of returns on the amounts financed, including interest revenue, service revenue and fuel revenue.

As the power purchase agreements contain a lease, the consideration received is allocated between the lease (lease of property and related executory costs) and non-lease (other products and services, excluding any derivatives) elements based on relative fair value, in accordance with ASC 605-25-13A (b). Lease elements include the leased system and the related executory costs (i.e. installation of the system, electricity generated by the system, maintenance costs). Non-lease elements include service, fuel, and interest related to the leased systems.

Service revenue and fuel revenue are recognized over the term of the power purchase agreement as electricity is generated and the interest component related to the leased system is recognized as interest revenue over the life of the lease term.

The customer has the option to purchase the Energy Servers at the then fair market value at the end of the term of the power purchase agreement. Service revenue related to sales-type leases of $6.7 million and $4.0 million for the years ended December 31, 2016 and 2017, respectively, and service revenue related to sales-type leases of $1.0 million and $0.9 million for the three months ended March 31, 2017 and 2018, respectively, is included in electricity revenue in the consolidated statements of operations. Fuel revenue of $1.9 million and $1.0 million for the years ended December 31, 2016 and 2017, respectively, and fuel revenue of $0.3 million and $0.2 million for the three months ended March 31, 2017 and 2018, respectively, is included in electricity revenue in the consolidated statements of operations. Interest revenue of $1.8 million and $1.9 million for the years ended December 31, 2016 and 2017, respectively, and interest revenue related to sales-type leases of $0.5 million and $0.3 million for the three months ended March 31, 2017 and 2018, respectively, is included in electricity revenue in the consolidated statements of operations.

Product revenue associated with the sale of the Energy Servers under the power purchase agreements that qualify as sales-type leases is recognized at the present value of the minimum lease payments, which approximates fair value, assuming all other conditions for revenue recognition noted above have also been met. A sale is typically recognized as revenue when an Energy Server begins generating electricity and has been accepted, which is consistent across all purchase options in that acceptance generally occurs after the Energy Server has been installed and running at full power as defined in each contract. There was no product revenue recognized under sales-type leases during the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2017 and 2018.

Operating Leases

Certain PPA arrangements entered into by PPA Company IIIa, PPA Company IIIb, 2014 ESA Holdco, LLC (PPA Company IV) and 2015 ESA Holdco, LLC. (PPA Company V) that are, in substance, leases but do not meet the criteria of sales-type leases or direct financing leases in accordance with ASC 840 are accounted for as operating leases. Revenue under these arrangements is recognized as electricity sales and service revenue and is provided to the customer at rates specified under the contracts. During the years ended December 31, 2016 and 2017, revenue from electricity sales amounted to $21.2 million and $29.9 million, respectively. During the three months ended March 31, 2017 and 2018, revenue from electricity sales amounted to $7.1 million and $7.7 million, respectively. During the years ended December 31, 2016 and 2017, service revenue amounted to $10.8 million and $15.6 million, respectively. During the three months ended March 31, 2017 and 2018, service revenue amounted to $3.9 million and $3.8 million, respectively.

Tariff Agreement

PPA Company II entered into an arrangement with Delmarva, PJM Interconnection, (PJM), a regional transmission organization, and the State of Delaware, under which PPA Company II provides the energy generated from its Energy Servers to PJM, and receives a tariff as collected by Delmarva.

Revenue at the tariff rate is recognized as electricity sales and service revenue as it is generated over the term of the arrangement. Revenue relating to power generation at the Delmarva site of $23.0 million and $23.3 million for the years ended December 31, 2016 and 2017, respectively, and revenue relating to power generation at the Delmarva sites of $5.8 million and $5.8 million for the three months ended March 31, 2017 and 2018, respectively, is included in electricity sales in the consolidated statements of operations. Revenue relating to power generation at the Delmarva site of $13.7 million and $13.9 million for the years ended December 31, 2016 and 2017, respectively, and revenue relating to power generation at the Delmarva sites of $3.5 million and $3.5 million for the three months ended March 31, 2017 and 2018, respectively, is included in service revenue in the consolidated statements of operations.

Warranty Costs

The Company generally warrants its products sold to its direct customers for one year following the date of acceptance of the products (“standard product warranty”). As part of both its standard warranty and maintenance service agreements (“MSA”), the Company provides output and efficiency guarantees (collectively “performance guarantees”) to its customers when systems operate below contractually specified levels of efficiency and output. Such amounts have not been material to date.

As part of its standard product warranty and MSA obligations, the Company monitors the operations of the underlying systems, including their efficiency and output levels. The performance guarantee payments represent maintenance decisions made by the Company and are accounted for as costs of goods sold. To estimate the warranty costs, the Company continuously monitors product returns for warranty failures and maintains the reserve for the related warranty expense based on various factors including historical warranty claims, field monitoring, and results of lab testing. The Company’s obligations under its standard warranty and MSA agreements are generally in the form of product replacement, repair or reimbursement for higher customer electricity costs (also refer to Note 18, Commitments and Contingencies). Further, if the Energy Servers run at a lower efficiency or power output than the Company committed under its performance guarantee, then the Company will reimburse the customer for this underperformance. The Company’s obligation includes ensuring the customer’s equipment operates at least at the efficiency and power output levels set forth in the customer agreement. The Company’s aggregate reimbursement obligation for this performance guarantee for each order is capped at a portion of the purchase price.

Standard Product Warranty

The standard product warranty covers defects in materials and workmanship under normal use and service conditions, and against manufacturing or performance defects. The Company’s warranty accrual represents its best estimate of the amount necessary to settle future and existing claims during the warranty period as of the balance sheet date. The Company accrues for warranty costs based on estimated costs that may be incurred under its standard obligations including material costs, labor costs, and higher customer electricity costs, should the units not work for extended periods. Estimated costs associated with standard product warranty, including the performance guarantee payments, are recorded at the time of sale as a component of costs of goods sold.

Maintenance Services Agreements (MSAs)

The Company also sells MSAs to its customers, which are renewable each year, at the option of the customer. The annual MSAs sold to direct customers and the services offered under the Company’s Bloom Electrons and managed services arrangements are executory contracts, in which the related maintenance costs, including the costs of performance guarantee, are recognized as they are incurred as a component of costs of goods sold. The warranty liability was $8.1 million, $7.7 million and $8.2 million as of December 31, 2016 and 2017 and as of March 31, 2018, respectively, and is classified within accrued warranty in the consolidated balance sheets.

Prior to fiscal year 2014, certain MSAs with direct customers were accounted for as separately-priced warranty contracts under ASC 605-20-25 Separately Priced Extended Warranty and Product Maintenance Contracts (formerly FTB 90-1), in which the Company recorded an accrual for any expected costs that exceed the contracted revenues for that one-year service renewal arrangement. Over time, as the Company’s service offering evolved and the Company began managing the Energy Servers taking into consideration individual customer arrangements as well as the Company’s Energy Server fleet management objectives, the Company’s service offering evolved to the point that our services changed, becoming a more strategic offering for both the Company and its customers. Additionally, virtually all of the Company’s sales arrangements included bundled sales of maintenance service agreements along with the Energy Servers. The result is that the Company allocates a certain portion of the contractual revenue related to the Energy Servers to the MSAs based on the Company’s BESP compared to the stated amount in the service contracts. See further discussion of BESP in Note 2. The loss accrual is included as a component of the accrued warranty liability. The related liability was $15.8 million, $9.2 million, and $8.5 million as of December 31, 2016 and 2017 and as of March 31, 2018, respectively.

Shipping and Handling Costs

The Company records costs related to shipping and handling in cost of revenue.

Sales and Utility Taxes

The Company recognizes revenue on a net basis for taxes charged to its customers and collected on behalf of the taxing authorities.

Advertising and Promotion Costs

Expenses related to advertising and promotion of products is charged to sales and marketing expense as incurred. The Company did not incur any material advertising or promotion expenses during the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2018.

Research and Development

The Company conducts internally funded research and development activities to improve anticipated product performance and reduce product life-cycle costs. Research and development costs are expensed as incurred and include salaries and expenses related to employees conducting research and development.

Stock-Based Compensation

The Company accounts for stock options and restricted stock units (RSUs) awarded to employees and non-employee directors under the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718, “Compensation-Stock Compensation,” (ASC 718) using the Black-Scholes valuation model to estimate fair value. The Black-Scholes valuation model requires the Company to make estimates and assumptions regarding the underlying stock’s fair value, the expected life of the option and RSU, the risk-free interest rate, the expected volatility of its common stock price and the expected dividend yield. In developing estimates used to calculate assumptions, the Company establishes the expected term for employee options and RSUs, as well as expected forfeiture rates, based on the historical settlement experience and after giving consideration to vesting schedules. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Stock-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those stock-based awards that are expected to vest. Previously recognized expense is reversed for the portion of awards forfeited prior to vesting as and when forfeitures occurred. The Company typically records stock-based compensation expense under the straight-line attribution method over the vesting term, which is generally five years, and records stock-based compensation expense for performance based awards using the graded-vesting method. Stock-based compensation expense is recorded in the consolidated statements of operations based on the employees’ respective function.

Stock-based compensation cost for RSUs is measured based on the fair value of the underlying shares on the date of grant. RSUs are subject to a time-based vesting condition and a performance-based vesting condition, both of which must be satisfied before the RSUs are vested and settled for shares of common stock. The performance-based condition is tied to a liquidity event, such as a sale event or the completion of the Company’s initial public offering. The time-based condition ranges between six months to two years from the end of the lock-up period after a liquidity event. No expense related to these awards will be recognized unless the performance condition is satisfied.

Compensation expense for equity instruments granted to non-employees is measured on the date of performance at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for equity instruments granted to non-employees is periodically remeasured as the underlying instruments vest. The fair value of the equity instruments is charged to earnings over the term of the service agreement.

The Company records deferred tax assets for awards that result in deductions on the Company’s income tax returns, unless the Company cannot realize the deduction (i.e., the Company is in a net operating loss (NOL) position), based on the amount of compensation cost recognized and the Company’s statutory tax rate. Prior to December 31, 2016, differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company’s income tax return are recorded in additional paid-in capital if the tax deduction exceeds the deferred tax asset (excess tax benefit) or in the consolidated statements of operations if the deferred tax asset exceeds the tax deduction and no additional excess tax benefit exists from previous awards. Beginning in the first quarter of fiscal 2017, with the adoption of ASU 2016-09 on a prospective basis, stock-based compensation excess tax benefits or deficiencies are reflected in the consolidated statements of operations as a component of the provision for income taxes. No tax benefit or expense for stock-based compensation has been recorded during the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2017 and 2018, since the Company remains in an NOL position.

Refer to Note 25, Stock Option Plan, for further discussion of the Company’s stock-based compensation arrangements.

Freestanding Convertible Preferred Stock Warrants

The Company accounts for freestanding warrants to purchase shares of its convertible preferred stock as liabilities on the consolidated balance sheets at fair value upon issuance. The convertible preferred stock warrants are recorded as a liability because the underlying shares of convertible preferred stock are contingently redeemable which, therefore, may obligate the Company to transfer assets at some point in the future. The warrants are subject to remeasurement to fair value at each balance sheet date or immediately before exercise of the warrants and any change in fair value is recognized in the consolidated statements of operations. The Company’s convertible preferred stock warrants will continue to be remeasured until the earlier of the exercise or expiration of warrants, the completion of a deemed liquidation event, the conversion of convertible preferred stock into common stock, or until the convertible preferred stock can no longer trigger a deemed liquidation event. At that time, the convertible preferred stock warrant liability will be reclassified to convertible preferred stock or additional paid-in capital, as applicable. These warrants were valued on the date of issuance, using the Probability-Weighted Expected Return Model (PWERM). In accordance with ASC 480 “Distinguish Liability from Equity” (ASC 480), these warrants are classified within warrant liability in the consolidated balance sheets.

Partner Related Developer Fee Liabilities

The partner related developer fee liabilities represent payments required to be made by the Company to the tax equity investor upon acceptance of Energy Servers sold through PPA Company V. Since funding received by the PPA Company from the tax equity investor is used for the purchase and installation of Energy Servers the payments made back to the tax equity investor upon completion of an installation essentially represent a return of capital and are accounted for as a reduction to noncontrolling interests on the consolidated balance sheets. There was $6.7 million in current liabilities as of December 31, 2016. These liabilities have all been paid and the Company has fulfilled all of its obligations under this arrangement, therefore, there are no liabilities recorded as of March 31, 2018. Such amounts were payable to the financing partner by the tenth day of the month following the installation of the Energy Servers at customer sites.

Allocation of Profits and Losses of Consolidated Partnerships to Noncontrolling Interests

The Company generally allocates profits and losses to noncontrolling interests under the hypothetical liquidation at book value (HLBV) method. HLBV is a balance sheet-oriented approach for applying the equity method of accounting when there is a complex structure, such as a flip structure. The determination of equity in earnings under the HLBV method requires management to determine how proceeds upon a hypothetical liquidation of the entity at book value would be allocated between its investors. The noncontrolling interests balance is presented as a component of permanent equity in the consolidated balance sheets. Noncontrolling interests with redemption features, such as put options, that are not solely within the Company’s control are considered redeemable noncontrolling interests. Exercisability of put options are solely dependent upon the passage of time, and hence, such put options are considered to be probable of becoming exercisable. The Company elected to accrete changes in the redemption value over the period from the date it becomes probable that the instrument will become redeemable to the earliest redemption date of the instrument using an interest method. The balance of redeemable noncontrolling interests is reported at the greater of its carrying value or its maximum redemption value at each reporting date. The redeemable noncontrolling interests are in the temporary equity section in the mezzanine section of the consolidated balance sheets as redeemable noncontrolling interests. Refer to Note 14 “Power Purchase Agreement Programs” for more information.

For income tax purposes, the tax equity partner, who has committed to invest in the consolidated partnerships, will receive a greater proportion of the share of losses and other income tax benefits. This includes the allocation of investment tax credits, which will be distributed to the tax equity partner and to a wholly-owned subsidiary of the Company based on the allocation specified in each respective partnership agreement until the tax equity partner’s targeted rate of return under the partnership agreement is met. In some cases, after the PPA tax equity investors receive their contractual rate of return, the Company receives substantially all of the remaining value attributable to the long-term recurring customer payments and the other incentives.

Income Taxes

The Company accounts for income taxes using the liability method under Financial Accounting Standards Board Accounting Standards Codification Topic 740, “Income Taxes,” (ASC 740). Under this method, deferred tax assets and liabilities are determined based on net operating loss carryforwards, research and development credit carryforwards, and temporary differences resulting from the different treatment of items for tax and financial reporting purposes. Deferred items are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. Additionally, the Company must assess the likelihood that deferred tax assets will be recovered as deductions from future taxable income. The Company has provided a full valuation allowance on its deferred tax assets because it believes it is more likely than not that its deferred tax assets will not be realized.

The Company follows the accounting guidance in ASC 740-10, which requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company records a liability for the difference between the benefit recognized and measured pursuant to ASC 740-10 and the tax position taken or expected to be taken on the Company’s tax return. To the extent that the assessment of such tax positions change, the change in estimate is recorded in the period in which the determination is made. The Company establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Company believes that certain positions might be challenged despite the Company’s belief that the tax return positions are fully supportable. The reserves are adjusted in light of changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense.

Comprehensive Loss

The Company’s comprehensive loss is comprised of the Company’s net loss and unrealized gains (losses) on the remeasurement of the effective portion of the Company’s interest rate swap agreements to fair value and on the Company’s available for sale securities.

Recent Accounting Pronouncements

In May 2014, the FASB issued guidance which will replace numerous requirements in GAAP, including industry-specific requirements, and provide companies with a single revenue recognition model for recognizing revenue from contracts with customers. The core principle of the new standard is that a company should recognize revenue to show the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In August 2015, the FASB deferred the effective date by one year to December 15, 2018 for annual reporting periods beginning after that date. The FASB also permitted early adoption of the standard, but not before the original effective date of December 15, 2016. During 2016, the FASB issued several amendments to the standard, including clarification to the guidance on reporting revenues as a principal versus an agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability, presentation of sales taxes, impairment testing for contract costs and disclosure of performance obligations.

The two permitted transition methods under the new standard are (1) the full retrospective method, in which case the standard would be applied to each prior reporting period presented, and the cumulative effect of applying the standard would be recognized at the earliest period shown, or (2) the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. The Company is in the process of assessing the impact on the Company’s consolidated financial statements and whether it will adopt the full retrospective or modified retrospective approach.

In August 2014, the FASB issued ASU 2014-13, Consolidation—Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financial Entity (Topic 810). The update requires a reporting entity that consolidates a collateralized financing entity and measures the financial assets and the financial liabilities using the measurement alternative shall disclose the fair value measurement on financial instruments for the financial assets and the financial liabilities of the consolidated collateralized financing entity. The amendments in this update were effective for the company for fiscal year 2017. The adoption of this standard had no material impact on the Company’s consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory (Topic 330), to specify that inventory should be subsequently measured at the lower of cost or net realizable value, which is the ordinary selling price less any completion, transportation and disposal costs. However, the ASU does not apply to inventory measured using the last-in-first-out or retail methods. The Company early adopted the ASU prospectively in January 2017, and the adoption had no material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which will replace most existing lease accounting guidance in U.S. GAAP. The core principle of the ASU is that an entity should recognize the rights and obligations resulting from leases as assets and liabilities. ASU 2016-02 requires qualitative and specific quantitative disclosures to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity’s leasing activities, including significant judgments and changes in judgments. ASU 2016-02 will be effective for the Company beginning in fiscal 2020, and requires the modified retrospective method of adoption. The Company is evaluating the impact of this guidance on its consolidated financial statements and disclosures.

In March 2016, the FASB issued ASU 2016-06, Contingent Put and Call Options in Debt Instruments (Topic 815), to clarify when a contingent put or call option to accelerate the repayment of debt is an embedded derivative. This ASU will be effective for the Company for the year ending December 31, 2018, and interim periods within the year ending December 31, 2019, with early adoption permitted. The Company early adopted the ASU prospectively in January 2017, and the adoption had no material impact on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, Investments—Equity Method and Joint Ventures (Topic 323), amendments for simplifying the transition to the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Early adoption is permitted. The Company adopted the ASU prospectively in January 2017, and the adoption had no material impact on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation—Improvements to Employee Share-Based Payment Account (Topic 718), which simplifies several aspects of the accounting for the share based payments, including immediate recognition of all excess tax benefits and deficiencies in the income statement, changing the threshold to qualify for equity classification up to employees maximum statutory tax rates, allowing an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur, and clarifying the classification on the statement of cash flows for the excess tax benefit and employee taxes paid when an employer withholds shares for tax-withholding purposes. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2016 and for the interim periods therein, and for all other entities for fiscal years beginning after December 15, 2017. Early adoption is permitted in any interim or annual period that has not been issued or made available for issuance, provided all the amendments within the ASU are adopted. The Company adopted the standard prospectively in January 2017. The Company has elected to continue to estimate forfeitures expected to occur to determine the amount of compensation cost to be recognized in each period. Since the Company remains in a net operating loss position and there are no excess tax benefits in the year ended December 31, 2017, the adoption had no material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326). The pronouncement was issued to provide more decision-useful information about the expected credit losses on financial instruments and changes the loss impairment methodology. This pronouncement will be effective for the Company from fiscal year 2021. A prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date. The Company is currently evaluating the impact of the adoption of this update on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230), which clarifies the classification of the activity in the consolidated statements of cash flows and how the predominant principle should be applied when cash receipts and cash payments have more than one class of cash flows. This pronouncement will be effective for the Company from fiscal year 2019, with early adoption permitted. Adoption will be applied retrospectively to all periods presented. The Company is currently evaluating the impact this guidance will have on the consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU 2016-16, Income Taxes—Intra-Entity Transfers of Assets Other Than Inventory (Topic 740), which requires that the entities recognize the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. The amendments in this ASU are effective for public business entities in annual reporting periods beginning after December 15, 2017 and for the interim periods therein, and for all other entities in annual reporting periods beginning after December 15, 2018, and interim reporting periods in annual reporting periods beginning after December 15, 2019. Early adoption is permitted only at the beginning of an annual period for which no financial statements (interim or annual) have already been issued or made available for issuance. The Company is currently evaluating the impact of its pending adoption of this standard on its consolidated financials.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows—Restricted Cash (Topic 230), related to the presentation of restricted cash in the statement of cash flows. The pronouncement requires that a statement of cash flows explain the change during the period in cash, cash equivalents, and amounts generally described as restricted cash. Amounts generally described as restricted cash are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts. Refer to Note 3 “Cash, Cash Equivalents, Investments and Restricted Cash” for more information. The Company elected to early adopt the updated guidance in January 2017 resulting in the application of its requirements to all applicable periods presented. The adoption of this guidance did not have an effect on the Company’s results of operations, financial position or liquidity, other than the presentation of restricted cash or restricted cash equivalents in the statements of cash flows. The Company elected to early adopt the updated guidance in January 2017 resulting in the application of its requirements to all applicable periods presented. The adoption of this guidance did not have an effect on the Company’s results of operations, financial position or liquidity, other than the presentation of restricted cash or restricted cash equivalents in the statements of cash flows.

3.	Cash, Cash Equivalents and Restricted Cash

The Company classifies any marketable securities as available-for-sale with original maturities of 90 days or less as cash equivalents.

As of December 31, 2016 and 2017, and as of March 31, 2018, the Company had restricted cash of $61.3 million, $76.8 million, and $55.4 million, respectively, as follows (in thousands):

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Restricted cash related to PPA entities	$5,901	$7,969	$11,582
Restricted cash	13,966	36,418	11,416

Restricted cash, current	19,867	44,387	22,998

Restricted cash related to PPA entities	30,764	26,748	27,330
Restricted cash	10,707	5,649	5,037

Restricted cash, non-current	41,471	32,397	32,367

Total restricted cash	$61,338	$76,784	$55,365

The following table summarizes the Company’s cash and cash equivalents and restricted cash (in thousands):

	December 31,				March 31,
	2016		2017		2018
					(unaudited)
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value

Cash	$178,546	$178,546	$101,356	$101,356	$64,193	$64,193
Money market funds	39,369	39,369	79,256	79,256	79,399	79,399

	$217,915	$217,915	$180,612	$180,612	$143,592	$143,592

As reported
Cash and cash equivalents	$156,577	$156,577	$103,828	$103,828	$88,227	$88,227
Restricted cash	61,338	61,338	76,784	76,784	55,365	55,365

	$217,915	$217,915	$180,612	$180,612	$143,592	$143,592

4.	Accounts Receivable

Accounts receivable primarily represents trade receivables from sales to customers recorded at net realizable value. Two customers accounted for 21.4% and 10.1% of accounts receivable at December 31, 2017 and one customer accounted for 26.2% of accounts receivable at December 31, 2016. Two customers accounted for 51.0% and 16.9% of accounts receivable at March 31, 2018. At December 31, 2016 and 2017 and March 31, 2018, the Company did not maintain any allowances for doubtful accounts as it deemed all of its receivables fully collectible.

5.	Inventories, Net

The components of inventory consisted of the following (in thousands):

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Raw materials	$40,345	$49,963	$50,676
Work-in-progress	24,147	19,998	19,137
Finished goods	18,663	20,299	27,266

	$83,155	$90,260	$97,079

6.	Short-Term Investments

The Company classifies any marketable securities as available-for-sale with original maturities greater than 90 days at the date of purchase as short-term investments. Accordingly, it would record them at fair value and accounts for net unrealized gains and losses as part of other comprehensive loss until realized. The Company records realized gains and losses on the sale of its marketable securities in other expense, net in the consolidated statements of operations. The cost of securities sold is based on the specific identification method.

As of December 31, 2016, the Company did not have any short-term investments. As of December 31, 2017 and March 31, 2018, the Company had short-term investments in U.S. Treasury bills of $26.8 million and $20.1 million, respectively.

7.	Prepaid Expense and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Government incentives receivable	$5,975	$1,836	$1,607
Prepaid expenses and other current assets	17,445	24,840	26,229

	$23,420	$26,676	$27,836

8.	Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following (in thousands):

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Energy Servers	$511,771	$511,153	$511,092
Computers, software and hardware	19,965	19,384	19,621
Machinery and equipment	96,565	97,158	97,515
Furniture and fixtures	4,821	4,679	4,686
Leasehold improvements	23,316	22,799	22,916
Building	40,512	40,512	40,512
Construction in progress	9,167	9,898	9,373

	706,117	705,583	705,715
Less: Accumulated depreciation	(167,672)	(207,794)	(218,546)

	$538,445	$497,789	$487,169

The Company’s property, plant and equipment under operating leases by its PPA entities was $397.8 million and $397.0 million as of December 31, 2016 and 2017, respectively, and $397.1 million as of March 31, 2018. The accumulated depreciation for these assets was $26.4 million and $51.9 million as of December 31, 2016 and 2017, respectively, and $58.3 million as of March 31, 2018. Depreciation expense related to property, plant and equipment was $43.1 million and $46.1 million during the years ended December 31, 2016 and 2017, respectively, and $6.4 million and $6.4 million for the three months ended March 31, 2017 and 2018, respectively.

9.	Other Long-Term Assets

Other long-term assets consisted of the following (in thousands):

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Prepaid and other long-term assets	$33,930	$31,446	$30,812
Equity-method investments	6,125	5,014	4,986
Long-term deposits	973	1,000	975

	$41,028	$37,460	$36,773

10.	Accrued Warranty

Accrued warranty liabilities consisted of the following (in thousands):

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Product warranty	$8,104	$7,661	$8,228
Operations and maintenance services agreements	15,753	9,150	8,495

	$23,857	$16,811	$16,723

Changes in the standard product warranty liability were as follows (in thousands):

Balances at December 31, 2015	$8,707

Accrued warranty, net	4,727
Warranty expenditures during period	(5,330)

Balances at December 31, 2016	$8,104

Accrued warranty, net	7,058
Warranty expenditures during period	(7,501)

Balances at December 31, 2017	$7,661

Accrued warranty, net (unaudited)	1,529
Warranty expenditures during period (unaudited)	(962)

Balances at March 31, 2018 (unaudited)	$8,228

11.	Accrued Other Current Liabilities

Accrued other current liabilities consisted of the following (in thousands):

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Compensation and benefits	$12,887	$13,121	$13,832
Current portion of derivative liabilities	5,639	5,492	5,129
Partner related developer fee liabilities	6,713	—	—
Managed services liabilities	2,913	3,678	4,169
Common stock warrant liability	9,180	—	—
Accrued installation	5,794	3,348	3,064
Sales tax liabilities	3,115	5,524	4,090
Interest payable	535	5,520	2,172
Other	29,095	30,966	25,227

	$75,871	$67,649	$57,683

12.	Other Long-Term Liabilities

Accrued other long-term liabilities consisted of the following (in thousands):

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Delaware grant	$10,476	$10,469	$10,469
Managed services liabilities	22,402	31,087	30,105
Other	10,107	11,359	11,286

	$42,985	$52,915	$51,860

In March 2012, the Company entered into an agreement with the Delaware Economic Development Authority to provide a grant of $16.5 million to the Company as an incentive to establish a new manufacturing facility in Delaware and to provide employment for full time workers at the facility over a certain period of time. The Company has so far received $12.0 million of the grant which is contingent upon the Company meeting certain milestones related to the construction of the manufacturing facility and the employment of full time workers at the facility through September 30, 2023. In the event that the Company does not meet the milestones, the Company may have to repay the Delaware Economic Development Authority based on recapture provisions defined in the grant agreement. As of March 31, 2018, the Company had paid $1.5 million for recapture provisions and had $10.5 million in other long-term liabilities related to this agreement.

The Company has entered into managed services agreements that provide for the payment of property taxes and insurance premiums on behalf of the customer. These obligations are included in each agreement’s contract value and are recorded as short-term or long-term liabilities, based on the estimated payment dates. The long-term managed services liabilities accrued were $22.4 million, $31.1 million, and $30.1 million as of December 31, 2016 and 2017 and as of March 31, 2018, respectively.

13.	Fair Value Measurement

The table below sets forth, by level, the Company’s financial assets that were accounted for at fair value for the respective periods. The table does not include assets and liabilities that are measured at historical cost or any basis other than fair value (in thousands):

	Fair Value Measured at Reporting Date Using
March 31, 2018 (unaudited)	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	$79,399	$—	$—	$79,399
Short-term investments	20,138	—	—	20,138
Bank loan swap agreement	—	65	—	65

	$99,537	$65	$—	$99,602

Liabilities
Derivatives
Natural gas fixed price forward contracts	$—	$—	$15,121	$15,121
Embedded derivative on 6% promissory Notes	—	—	150,503	150,503
Bank loan swap agreement	—	3,359	—	3,359
Stock warrants
Preferred stock warrants	—	—	6,554	6,554

	$—	$3,359	$172,178	$175,537

	Fair Value Measured at Reporting Date Using
December 31, 2017	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	$79,256	$—	$—	$79,256
Short-term investments	26,816	—	—	26,816
Bank loan swap agreement	—	52	—	52

	$106,072	$52	$—	$106,124

Liabilities
Derivatives
Natural gas fixed price forward contracts	$—	$—	$15,368	$15,368
Embedded derivative on 6% promissory Notes	—	—	140,771	140,771
Bank loan swap agreement	—	5,904	—	5,904
Stock warrants
Preferred stock warrants	—	—	9,825	9,825

	$—	$5,904	$165,964	$171,868

	Fair Value Measured at Reporting Date Using
December 31, 2016	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	$39,369	$—	$—	$39,369
Bank loan swap agreement	—	24	—	24

	$39,369	$24	$—	$39,393

Liabilities
Derivatives
Natural gas fixed price forward contracts	$—	$—	$18,585	$18,585
Embedded derivative on 6% promissory Notes	—	—	115,807	115,807
Bank loan swap agreement	—	6,961	—	6,961
Stock warrants
Preferred stock warrants	—	—	12,885	12,885

	$—	$6,961	$147,277	$154,238

Money Market Funds

Cash and cash equivalents, which are comprised primarily of money market funds, are classified as Level 1 financial assets because they are valued using quoted market prices for identical securities.

Short-Term Investments

Short-term investments, which are comprised of U.S. Treasury bills with maturities of 12 months or less, are classified as Level 1 financial assets because they are valued using quoted market prices for identical securities.

Bank Loan Swap Agreements

The Company enters into interest rate swap agreements to swap variable interest payments on certain debt for fixed interest payments, as required by the lenders. These interest rate swaps are designed as hedging instruments and are recognized as fair value on our consolidated balance sheets. As of March 31, 2018, $0.2 million of the loss on the interest rate swaps accumulated in other comprehensive loss is expected to be reclassified into earnings in the next twelve months.

Natural Gas Fixed Price Forward Contracts

The Company enters into fixed price natural gas forward contracts. For the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2017 and 2018, the Company marked-to-market the fair value of its fixed price natural gas forward contract and recorded a loss of $1.6 million, a loss of $1.0 million, a loss of $1.6 million and a loss of $0.9 million, respectively, and recorded gains on the settlement of these contracts of $4.7 million, $4.2 million, $1.1 million and $1.1 million, respectively, in cost of revenue on the consolidated statement of operations.

Embedded Derivative on 6% Convertible Promissory Notes

On December 15, 2015, the Company issued $160.0 million of 6% Convertible Senior Secured Paid In Kind Notes (6% Notes) that mature in December 2020. In addition, on January 29, 2016 and September 20, 2016, the Company issued $25.0 million and $75.0 million, respectively, of the 6% Notes. The 6% Notes are convertible at the option of the holders at a conversion price per share equal to the lower of $30.91 and 75% of the offering price of the Company’s common stock sold in an initial public offering. The conversion feature was classified within Level 3 because it was valued using the binomial lattice method, which utilizes significant inputs that are unobservable in the market.

Fair value was determined by estimated event dates from May 31, 2018 to June 30, 2019, estimated probabilities of likely events under the scenario which is based upon facts existing at March 31, 2018: ITC tax credit renewed in February 2018, assumed event dates ranging from 5.0% to 35.0%, estimated maturity dates on December 1, 2020, estimated volatility of 40% to 50%, estimated common stock prices at estimated event dates ranging from $15 to $26, and risk free discount rates ranging from 1.68% to 2.35%.

Significant changes in any of those inputs in isolation can result in a significant change in the fair value measurement. Generally, an increase in the market price of the Company’s shares of common stock, an increase in the volatility of the Company’s shares of common stock, and an increase in the remaining term of the conversion feature would each result in a directionally similar change in the estimated fair value of the Company’s derivative liability. Such changes would increase the associated liability while decreases in these assumptions would decrease the associated liability. An increase in the risk-free interest rate or a decrease in the market price of the Company’s shares of common stock would result in a decrease in the estimated fair value measurement and thus a decrease in the associated liability.

Preferred Stock Warrants

Refer to Note 23, Preferred Stock Warrants, for further discussion regarding the Company’s valuation method used to determine the fair value of preferred stock warrants issued to purchase the Company’s preferred stock. Refer to Note 19, Derivative Financial Instruments for further discussion regarding the Company’s valuation method used to determine the fair value of its derivative liabilities.

Changes in the Level 3 financial assets were as follows (in thousands):

	Natural Gas Fixed Price Forward Contracts	Preferred Stock Warrants	Derivative Liability	Total
Balances at December 31, 2015	$21,725	$17,027	$64,675	$103,427
Settlement of natural gas fixed price forward contracts	(4,734)	—	—	(4,734)
Embedded derivative on notes	—	—	46,460	46,460
Exercises of preferred stock warrants	—	(3,336)	—	(3,336)
Changes in fair value	1,594	(806)	4,672	5,460

Balances at December 31, 2016	$18,585	$12,885	$115,807	$147,277
Settlement of natural gas fixed price forward contracts (unaudited)	(4,248)	—	—	(4,248)
Embedded derivative on notes	—	—	6,804	6,804
Changes in fair value	1,031	(3,060)	18,160	16,131

Balances at December 31, 2017	$15,368	$9,825	$140,771	$165,964

Settlement of natural gas fixed price forward contracts (unaudited)	(1,102)	—	—	(1,102)
Embedded derivative on notes (unaudited)	—	—	2,235	2,235
Changes in fair value (unaudited)	855	(3,271)	7,497	5,081

Balances at March 31, 2018 (unaudited)	$15,121	$6,554	$150,503	$172,178

Fair Value Disclosure

The carrying values of lines of credit approximated their fair values due to the fact that they were short-term in nature at December 31, 2016 and 2017, (Level 1). The Company has estimated the fair values of its customer financing receivables, senior secured notes, term loans and the estimated fair value of convertible promissory notes based on rates currently being offered for instruments with similar maturities and terms (Level 3).

The following table presents the estimated fair values and carrying values of customer receivables and debt instruments (in thousands):

	December 31, 2016		December 31, 2017		March 31, 2018
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
					(unaudited)
Customer receivables:
Customer financing receivables	$82,727	$56,290	$77,885	$55,255	$76,640	$53,560
Debt instruments:
5.22% senior secured notes	$103,085	$108,338	$89,564	$95,114	$86,944	$90,843
Term loan due September 2028	37,101	45,939	36,940	46,713	36,837	45,533
Term loan due October 2020	24,644	27,652	24,364	27,206	24,248	26,965
6.07% senior secured notes	85,149	91,991	84,032	93,264	83,652	90,676
Term loan due December 2021	127,677	131,493	125,596	131,817	125,086	130,453
Term loan due November 2020	6,557	6,847	4,888	5,148	4,469	4,695
8% & 5% convertible promissory notes	225,962	248,867	244,717	211,000	249,365	191,978
6% convertible promissory notes and embedded derivatives	299,918	325,776	377,496	359,865	395,542	354,384
10% notes	—	—	94,517	106,124	94,829	102,703

14.	Power Purchase Agreement Programs

In mid-2010, the Company began offering its Energy Servers through its Bloom Electrons program, financed via investment entities, referred to as power purchase agreements. Under these arrangements, a special purpose entity financed by third-party financing sources purchases the Energy Server from the Company, and the end customer enters into a power purchase agreement (PPA) to purchase the power generated by the Energy Server at a specified rate per kilowatt hour for a specified term, which can range from 10 to 21 years. Similar to sales and leases, the first year warranty and guarantees are included in the price of the product. The special purpose entity also enters into a maintenance services agreement with the Company following the first year of service to extend the warranty services and guarantees over the term of the PPA agreement. The product revenue from PPAs entered into with the Company’s first PPA entity was considered a sales-type lease and the product revenue from that agreement was recognized up front in the same manner as purchase and lease transactions. Substantially all of the Company’s subsequent PPAs have been accounted for as operating leases and the related revenue under those agreements is recognized as electricity revenue as the electricity is produced and paid for by the customer. The Company recognizes the cost of revenue, primarily product costs, over the shorter of the estimated useful life of the Energy Server or the term of the PPA, which ranges from 10 to 21 years.

The Company and third-party investors contribute funds into an investment entity that owns the operating entity that acquires Energy Servers and enters into an arrangement with the Company to operate and service the Energy Servers. The contributed funds are restricted for use by the operating entity to purchase Energy Servers manufactured by the Company in its normal course of operations. Energy Servers purchased by the operating entity from the Company are recorded as property, plant and equipment on the operating entity’s books. In the consolidated financial statements, the sale of Energy Servers by the Company to the operating entity are treated as intercompany transactions, and after the elimination of intercompany balances, the Energy Servers are recorded within property, plant and equipment, at cost, within the consolidated financial statements. The acquisition of Energy Servers by the PPA entities is accounted for as a non-cash reclass from inventory to Energy Servers within property, plant and equipment, net on the Company’s consolidated balance sheets. The operating entity sells the electricity produced to the end customers under PPAs. Cash generated by the electricity sales, as well as from any applicable government incentive programs, is used to pay operating expenses (including the operations and maintenance services the Company provides) and to service the non-recourse debt, with the remaining cash flows distributed to the equity investors. Equity investors also receive investment tax credits and accelerated tax depreciation benefits.

The Company has established six different investment entities to date. All six investment entities had utilized their entire available financing capacity and completed its purchase of Energy Servers as of March 31, 2018. Any debt incurred by these entities is non-recourse to the Company. Under PPA structures, the Company and its PPA tax equity investors contribute funds into a limited liability company, which is treated as a partnership for U.S. federal income tax purposes. This entity is the parent entity of a project limited liability company which acquires Energy Servers from the Company for cash payments that are made on a similar schedule as if the project limited liability company were a customer purchasing an Energy Server from the Company outright. The investors make significant upfront cash payments for the purchase of the Energy Servers that the Company records on its consolidated balance sheets within property, plant and equipment. The Company reduces these assets by amounts received by the investors from U.S. Treasury Department grants and the associated incentive rebates. The Company recognizes the incentive rebates and subsequent customer payments as electricity revenue over the customer lease term and amortizes U.S. Treasury Department grants as a reduction to depreciation of the associated Energy Servers over the term of the PPA.

The Company has determined that the PPA entities are variable interest entities (“VIEs”) and it is the primary beneficiary of these VIEs by reference to the power and benefits criterion under ASC 810, Consolidations. The Company has considered the provisions within the contractual agreements, which grant it power to manage and make decisions that affect the operations of these VIEs. The Company considers that the rights granted to the tax equity investors under the contractual agreements are more protective in nature rather than participating.

As the primary beneficiary of these VIEs, the Company consolidates in its financial statements the financial position, results of operations and cash flows of these VIEs, and all intercompany balances and transactions between the Company and these VIEs are eliminated in the consolidated financial statements.

Upon sale or liquidation of a PPA Company, distributions would occur in the order of priority specified in the contractual agreements.

The table below shows the details of the investment entities from inception to the periods indicated (dollars in thousands):

	PPA I	PPA Company II	PPA Company IIIa	PPA Company IIIb	PPA Company IV	PPA Company V
Maximum size of installation (in megawatts)	25	30	10	6	21	40
Term of power purchase agreements (years)	10	21	15	15	15	15
First system installed	Sep-10	Jun-12	Feb-13	Aug-13	Sep-14	Jun-15
Last system installed	Mar-13	Nov-13	Jun-14	Jun-15	Mar-16	Dec-16
Income (loss) and tax benefits allocation to tax equity investor (%)	99%	99%	99%	99%	90%	99%
Cash allocation to tax equity investor (%)	80%	99%	99%	99%	90%	90%
Income (loss), tax and cash allocations to tax equity investor after the flip date (%)	22%	5%	5%	5%	No flip	No flip
Tax equity investor(1)	Credit Suisse	Credit Suisse	US Bank	US Bank	Exelon Corporation	Exelon Corporation
Put option date(2)	10th anniversary of initial funding date	10th anniversary of initial funding date	1st anniversary of flip point	1st anniversary of flip point	N/A	N/A

Activity as of March 31, 2018 (dollars in thousands):
Installed size (in megawatts) (unaudited)	5	30	10	5	19	37
Company cash contributions (unaudited)	$180,699	$22,442	$32,223	$22,658	$11,669	$27,932
Company non-cash contributions(3) (unaudited)	—	—	8,655	2,082	—	—
Tax equity investor cash contributions (unaudited)	100,000	139,993	36,967	20,152	84,782	227,344
Distributions to tax equity investor(4) (unaudited)	(81,016)	(112,487)	(3,506)	(1,504)	(3,195)	(61,722)
Debt financing (unaudited)	—	144,813	44,968	28,676	99,000	131,237
Debt repayment—principal (unaudited)	$—	$(56,448)	$(3,331)	$(3,301)	$(14,115)	$(3,530)

Activity as of December 31, 2017 (dollars in thousands):
Installed size (in megawatts)	5	30	10	5	19	37
Company cash contributions	$180,699	$22,442	$32,223	$22,658	$11,669	$27,932
Company non-cash contributions(3)	—	—	8,655	2,082	—	—
Tax equity investor cash contributions	100,000	139,993	36,967	20,152	84,782	227,344
Distributions to tax equity investor(4)	(81,016)	(111,296)	(3,324)	(1,404)	(2,565)	(60,286)
Debt financing	—	144,813	44,968	28,676	99,000	131,237
Debt repayment—principal	$—	$(53,726)	$(3,041)	$(3,077)	$(13,697)	$(2,834)

Activity as of December 31, 2016 (dollars in thousands):
Installed size (in megawatts)	5	30	10	5	19	37
Company cash contributions	$180,699	$22,442	$32,223	$22,658	$11,669	$27,932
Company non-cash contributions(3)	—	—	8,655	2,082	—	—
Tax equity investor cash contributions	100,000	139,993	36,967	20,152	84,782	213,692
Distributions to tax equity investor(4)	(81,016)	(107,336)	(2,584)	(1,002)	(180)	(50,827)
Debt financing	—	144,813	44,968	28,676	99,000	131,237
Debt repayment—principal	$—	$(39,759)	$(2,129)	$(2,356)	$(12,426)	$—

(1)	Investor name represents ultimate parent of subsidiary financing the project.
(2)	Investor right on the certain date, upon giving the Company advance written notice, to sell the membership interests to the Company or resign or withdraw from the Company.
(3)	These non-cash contributions to PPA Company IIIa and PPA Company IIIb consisted of warrants that were issued by the Company to respective lenders to each PPA entity, as required by such entity’s credit agreements. The corresponding values are being amortized using the effective interest method over the debt term.

(4)	These distributions to the tax equity investor includes partner related developer fee payments made to the tax equity investor related only to PPA Company V, see Note 2, Significant Accounting Policies.

The flip structure exists where the equity income and allocation distributions differ from the capital percentage funded at the formation of the partnership. The change in allocations to tax equity investors occurs based on a specified future date or once the tax equity investor reaches its targeted rate of return. For PPA entities with a specified future date, the flip should occur January 1 of the calendar year immediately following the year that includes the fifth anniversary of the date the last site achieves commercial operation.

The noncontrolling interests in PPA Company II, PPA Company IIIa and PPA Company IIIb are redeemable as a result of the put option held by tax equity investors. The redemption value is the put amount. At December 31, 2016 and 2017, and March 31, 2018. the carrying value of redeemable noncontrolling interests of $59.3 million $58.2 million and $58.2 million, respectively, exceeded the maximum redemption value.

PPA Entities’ Aggregate Assets and Liabilities

Generally, PPA assets can be used to settle only the PPA obligations and PPA creditors do not have recourse to the Company. The aggregate carrying values of the PPA’s assets and liabilities, after eliminations of intercompany transactions and balances, in the consolidated balance sheets were as follows:

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Assets
Current Assets
Cash and cash equivalents	$13,319	$9,549	$12,294
Restricted cash	5,901	7,969	11,582
Accounts receivable	7,462	7,680	7,550
Customer financing receivable	4,841	5,209	5,303
Prepaid expenses and other current assets	8,628	6,365	3,843

Total current assets	40,151	36,772	40,572
Property and equipment, net	462,825	430,464	422,471
Customer financing receivable, non-current	77,886	72,677	71,337
Restricted cash	30,764	26,748	27,330
Other long-term assets	5,669	3,767	4,054

Total assets	$617,295	$570,428	$565,764

Liabilities
Current liabilities
Accounts payable	$356	$520	$519
Accrued other current liabilities	3,235	2,378	3,907
Deferred revenue and customer deposits	786	786	786
Current portion of debt	19,245	18,446	19,108

Total current liabilities	23,622	22,130	24,320
Derivative liabilities	5,183	5,060	2,954
Deferred revenue	10,267	9,482	9,288
Long-term portion of debt	358,410	342,050	337,657
Other long-term liabilities	644	1,226	1,370

Total liabilities	$398,126	$379,948	$375,589

15.	PPA I Decommissioning

During 2015, the Company recorded a reduction in product revenue totaling $41.8 million for the decommissioning of its PPA I Energy Servers.

The Company’s PPA I sales arrangements qualified as sales-type leases and therefore, product revenue was recognized upfront at acceptance and a customer financing receivable was recorded on the balance sheet. The product revenue related to these arrangements was recognized in 2010 through 2012. To date, the Company has incurred significant costs to service and maintain these first and second generation Energy Servers deployed in these arrangements that are still in service, primarily because it has had to frequently replace expensive components within these systems. The Company’s new generation Energy Servers being deployed have longer lives with lower service and maintenance costs than the earlier generation Energy Servers. Each of PPA I’s power purchase agreements with its customers has a 10 year contract term, with the last service site not ending until 2021. In an effort to minimize the financial effect of these service costs in future periods from these legacy systems, in December 2015, the Company initiated a PPA I fleet decommissioning program, in agreement with its tax equity investor whereby it would seek to renegotiate its existing PPA arrangements and purchase the tax equity investor’s interest in PPA I. In January 2016, the Company issued an additional $25.0 million of the Company’s 6% Notes for the purchase of such tax equity investor’s interest. The issuance was recorded as a reduction in the Company’s Stockholders’ Deficit at the net fair value of the notes. The difference between the fair value of the notes and the noncontrolling interest reduction has been recognized in stockholders’ equity in the first quarter of 2016, in accordance with ASC 810-10-45-23. ASC 810-10-45-23 states that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions and no gain or loss shall be recognized in consolidated net income or comprehensive income. The Company’s purchase of the tax equity investor’s interest in PPA I resulted in a change in the Company’s ownership interest in PPA I while the Company continued to hold the controlling financial interest in PPA I. Accordingly, the difference between the fair value of the notes, issued to purchase the tax equity investor’s interest in PPA I, and the noncontrolling interest reduction has been recognized in stockholders’ equity. Since the underlying assets under the arrangement were replaced (i.e., new generation Energy Servers were installed in place of the decommissioned older generation Energy Servers), the decommissioning of Energy Servers under the program did not constitute a lease modification, and was accounted for as a lease termination. Through December 31, 2017, the Company has replaced 196 Energy Servers with new generation Energy Servers sold as part of a new sales arrangement. As the original sale was recognized as product revenue upfront under the assumption that the lease payments were non-cancellable, the Company recorded the related decommissioning charge as a reduction in product revenue on the consolidated statement of operations, including a related asset impairment charge of $31.8 million related to the customer financing receivable, in accordance with the guidance on the accounting for impairment of financing receivables within ASC 310, Receivables. The amount of impairment is based on the remaining estimated amount of receivable that the Company expects to collect under the PPA I arrangements until the planned dates of decommissioning of systems at customers’ sites, and the estimated output levels of these systems based on their current output levels.

Additionally, the Company’s policy is that cash grants received under the American Recovery and Reinvestment Act of 2009 (ARRA) are treated as revenue when received. In accordance with the guidance on accounting for loss contingencies under ASC, Contingencies, charges for estimated future cash expenditures were recorded in December 2015 for the estimated loss of $10.0 million related to estimated reimbursements of such cash grants received due to certain recapture provisions under the grant program. As the amount previously received under the grant program was recognized as product revenue, the Company recorded the related loss as a reduction in product revenue on the consolidated statements of operations. The estimated amount of the reimbursement is based on the planned dates of decommissioning of the systems which determine the proportionate amount of grant recapture based on the date of installation of the system and the date of its decommissioning. The decommissioning program was completed as of December 31, 2016. In 2016, the Company recorded a $1.7 million reduction in its estimate of recapture refunds and paid all remaining liabilities totaling $8.3 million in recapture refunds.

16.	Customer Financing Leases, Receivable

Net Investment in Sales-Type Financing Leases

The components of investment in sales-type financing leases consisted of the following (in thousands):

	Years Ended December 31,		March 31,
	2016	2017	2018
			(unaudited)
Total minimum lease payments to be received	$117,734	$109,431	$107,328
Less: Amounts representing estimated executing costs	(30,454)	(27,815)	(27,155)

Net present value of minimum lease payments to be received	87,280	81,616	80,173
Estimated residual value of leased assets	1,050	1,050	1,050
Less: Unearned income	(5,603)	(4,781)	(4,583)

Net investment in sales-type financing leases	82,727	77,885	76,640
Less: Current portion	(4,841)	(5,209)	(5,303)

Non-current portion of investment in sales-type financing leases	$77,886	$72,676	$71,337

The future scheduled customer payments from sales-type financing leases were as follows (in thousands) as of March 31, 2018:

	March 31,
	(unaudited)
	2018	2019	2020	2021	2022	Beyond 2022
Future minimum lease payments, less interest	$3,964	$5,594	$6,022	$6,415	$6,853	$46,742

The future scheduled customer payments from sales-type financing leases were as follows (in thousands) as of December 31, 2017:

	December 31,
	2018	2019	2020	2021	2022	Beyond 2022
Future minimum lease payments, less interest	$5,209	$5,594	$6,022	$6,415	$6,853	$46,742

17.	Income Taxes

The following table presents domestic and foreign components of income (loss) before income taxes for the periods presented (in thousands):

	Years Ended December 31,		March 31,
	2016	2017	2018
			(unaudited)
United States	$(337,449)	$(283,710)	$(14,581)
Foreign	1,862	3,081	53

Total	$(335,587)	$(280,629)	$(14,528)

The income tax expense is composed of the following (in thousands):

	Years Ended December 31,		March 31,
	2016	2017	2018
			(unaudited)
Current
Federal	$—	$—	$—
State	42	25	34
Foreign	702	621	299

Total current	$744	$646	$333

Deferred
Federal	$—	$—	$—
State	—	—	—
Foreign	(15)	(10)	—

Total deferred	(15)	(10)	—

Total income tax expense	$729	$636	$333

The reconciliation of the Company’s effective taxes to the statutory federal income taxes is as follows (in thousands):

	Years Ended December 31,
	2016	2017
Tax at federal statutory rate	$(114,100)	$(95,414)
State taxes, net of federal effect	42	25
Impact on noncontrolling interest	19,264	6,347
Non-US tax effect	54	(437)
Nondeductible expenses	4,426	5,698
Stock-based compensation	4,243	4,854
U.S. Tax reform impact	—	239,117
Change in valuation allowance	86,800	(159,554)

Provision for income taxes	$729	$636

For the year ended December 31, 2017, the Company recorded an expense for income taxes of $0.6 million on a pre-tax loss of $280.6 million, for an effective tax rate of (0.2)%. For the year ended December 31, 2016, the Company recorded an expense for income taxes of $0.7 million on a pre-tax loss of $335.6 million, for an effective tax rate of (0.2)%. The effective tax rate for both 2016 and 2017 is lower than the statutory federal tax rate primarily due to a full valuation allowance against U.S. deferred tax assets.

Significant components of the Company’s deferred tax assets consist of the following (in thousands):

	December 31,
	2016	2017
Tax credits and NOLs	$586,798	$457,718
Depreciation and amortization	17,881	10,811
Deferred revenue	39,760	27,195
Accruals and reserves	24,369	17,163
Stock-based compensation	20,901	18,956
Derivative liability	37,356	33,200
Other items	22,937	16,218

Gross deferred tax assets	750,002	581,261
Valuation allowance	(683,739)	(542,409)

Net deferred tax assets	66,263	38,852

Investment in PPA entities	(39,938)	(25,252)
Debt issuance cost	(25,622)	(12,827)

Gross deferred tax liabilities	(65,560)	(38,079)

Net deferred tax asset	$703	$773

Income taxes are recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income (or loss) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, is not more-likely-than-not to be realized. Management believes that, based on available evidences, both positive and negative, it is more likely than not that the U.S. deferred tax assets will not be utilized, such that a full valuation allowance has been recorded.

The valuation allowance for deferred tax assets was $683.7 million and $542.4 million as of December 31, 2016 and 2017, respectively. The net change in the total valuation allowance for the years ended December 31, 2016 and 2017 was a decrease of $87.7 million and $141.3 million, respectively. There were no releases from the valuation allowance in either period.

At December 31, 2017, the Company had federal and state net operating loss carryforwards of $1.7 billion and $1.5 billion, respectively, which will expire, if unused, beginning in 2022 and 2018, respectively. In addition, the Company had approximately $16.1 million of federal research credit, $6.6 million of federal investment tax credit, and $12.2 million of state research credit carryforwards. The federal tax credit carryforwards begin to expire in 2022. The state credit carryforwards may be carried forward indefinitely. The Company has not reflected deferred tax assets for the federal and state research credit carryforwards as the entire amount of the carryforwards represent unrecognized tax benefits.

Internal Revenue Code Section 382 (“Section 382”) limits the use of net operating loss and tax credit carryforwards in certain situations in which changes occur in the capital stock ownership of the Company. Any annual limitation may result in the expiration of net operating losses and credits before utilization. If the Company should have an ownership change, as defined by the tax law, utilization of the net operating loss and carryforwards could be significantly reduced. The Company completed a Section 382 analysis through December 31, 2015. Based on this analysis, Section 382 limitations will not have a material impact on the Company’s net operating loss and credit carryforwards related to any ownership changes which occurred during the period covered by the analysis.

During the year ended December 31, 2017, the amount of uncertain tax positions increased by $2.8 million. The Company has not recorded any uncertain tax liabilities associated with its tax positions.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits were as follows (in thousands):

	December 31,
	2016	2017
Unrecognized tax benefits beginning balance	$26,165	$27,136
Gross decrease for tax positions of prior year	—	—
Gross increase for tax positions of current year	971	1,195

Unrecognized tax benefits end balance	$27,136	$28,331

If fully recognized in the future, there would be no impact to the effective tax rate, and $25.8 million would result in adjustments to the valuation allowance. The Company does not have any tax positions that are expected to significantly increase or decrease within the next 12 months.

Interest and penalties, to the extent there are any, are included in income tax expense and there was no interest or penalties accrued during or for the years ended December 31, 2016 and 2017.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. With the exception of the PPA I entity, the Company currently does not have any tax examinations in progress nor has it had any tax examinations since its inception. All of the Company’s tax years will remain open for examination by federal and state authorities for three and four years from the date of utilization of any net operating losses and tax credits. PPA I had a federal tax audit for the years ended December 31, 2010 through 2012 and the state statutes of limitations have expired for the years ended December 31, 2010 through 2012.

On December 22, 2017 the President signed into U.S. law H.R.1, commonly referred as to the Tax Cuts and Jobs Act of 2017 (“The Act” or “Tax Reform”). ASC Topic 740, Accounting for Income Taxes, requires companies to recognize the effect of tax law changes in the period of enactment even though the effective date for most provisions is for tax years beginning after December 31, 2017, or in the case of certain other provisions of the law, January 1, 2018.

Given the significance of the legislation, the U.S. Securities and Exchange Commission (the “SEC”) staff issued Staff Accounting Bulletin No. 118 (SAB 118), which allows registrants to record provisional amounts during a one year “measurement period”. However, the measurement period is deemed to have ended earlier when the registrant has obtained, prepared, and analyzed the information necessary to finalize its accounting. During the measurement period, impacts of the law are expected to be recorded at the time a reasonable estimate for all or a portion of the effects can be made, and provisional amounts can be recognized and adjusted as information becomes available, prepared, or analyzed.

As a result of Tax Reform, the U.S. statutory tax rate was lowered from 34 percent to 21 percent, effective on January 1, 2018. We are required to remeasure our U.S. deferred tax assets and liabilities to the new tax rate. The U.S. operation is in a net deferred tax asset position, offset by a full valuation allowance. We reduced our net deferred tax assets and the corresponding valuation allowance by $238.9 million.

The Tax Reform includes a one-time mandatory repatriation transition tax on the net accumulated earnings and profits of a U.S. taxpayer’s foreign subsidiaries. We have performed an earnings and profits analysis, and as a result of foreign tax credits and net operating losses available to fully offset the anticipated transition tax, there will be no income tax effect in the current period.

However, several provisions, including the repatriation provisions, of the Tax Reform have significant impact on our U.S. tax attributes, generally consisting of credits, loss carry-forwards, and deferred interest deductions. Our tax attributes are generally subject to a full valuation allowance in the U.S. and thus, any adjustments to the attributes will not impact the tax provision. Although we have made a reasonable estimate of the gross amounts of the attributes disclosed, a final determination of the Tax Reform’s impact on the attributes and related valuation allowance requirements remain provisional pending a full analysis of the provisions and their interpretations.

The Act also includes provisions for certain foreign-sourced earnings referred to as Global Intangible Low-Taxed Income (“GILTI”), which impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. FASB guidance issued in January 2018 allows companies to make an accounting policy election to either (i) account for GILTI as a component of tax expense in the period in which the tax is incurred (the “period cost method”), or (ii) account for GILTI in the measurement of deferred taxes (the “deferred method”). Because of the complexity of the new provisions, we are continuing to evaluate the accounting impact under GAAP and will make an election once this analysis has been completed.

As of December 31, 2017, we had accumulated undistributed foreign earnings that are subject to deemed one-time mandatory repatriation under the Act for US tax purposes. Based on the Company’s provisional analysis, the one-time transition tax is expected to be immaterial. No additional income taxes have been provided for any remaining undistributed foreign earnings not subject to the transition tax, or any additional outside basis difference inherent in these entities, as these amounts continue to be indefinitely reinvested in foreign operations. If the Company were to make actual distributions of some or all of these earnings, the Company would incur no additional US income tax but could incur US state income tax and foreign withholding taxes. The Company has not accrued for these potential US state income tax and foreign withholding taxes because the Company intends to permanently reinvest its foreign earnings in its international operations. Additional income tax associated with the distribution of these earnings is immaterial.

18.	Commitments and Contingencies

Indemnification Agreements

The Company enters into standard indemnification agreements with its customers and certain other business partners in the ordinary course of business. The Company’s exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

Leases

The Company leases its facilities, office buildings and equipment under operating leases that expire at various dates through December 2020. The Company’s headquarters are used for corporate administration, research and development, sales and marketing, and manufacturing and currently occupy approximately 31,000 square feet of office space in Sunnyvale, California under lease through December 2018. Rent expense for all office facilities was $5.1 million, $5.2 million, $1.4 million and $1.4 million during the years ended December 31, 2016 and 2017, and for the three months ended March 31, 2017 and March 31, 2018. respectively.

Beginning in December 2015, the Company is a party to master lease agreements that provide for the sale of Energy Servers to third parties and the simultaneous leaseback of the systems, which the Company then subleases to its customers. The lease agreements expire on various dates through 2025 and there was no rent expense during the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2017 and 2018.

At March 31, 2018, future minimum lease payments under operating leases were as follows (in thousands) (unaudited):

2018	$28,357
2019	28,003
2020	27,887
2021	26,512
2022	26,215
Thereafter	100,650

$237,624

At December 31, 2017, future minimum lease payments under operating leases were as follows (in thousands):

2018	$29,939
2019	27,961
2020	27,842
2021	26,504
2022	26,215
Thereafter	100,650

$239,111

At December 31, 2016, future minimum lease payments under operating leases were as follows (in thousands):

2017	$19,550
2018	19,205
2019	17,411
2020	17,244
2021	15,770
Thereafter	74,665

$163,845

Purchase Commitments with Suppliers and Contract Manufacturers

In order to reduce manufacturing lead-times and ensure an adequate supply of inventories, the Company has agreements with its component suppliers and contract manufacturers to allow them to procure long lead-time component inventory based on a rolling production forecast. The Company is contractually obligated to purchase long lead-time component inventory procured by certain manufacturers in accordance with its forecasts. The Company can generally give notice of order cancellation at least 90 days prior to the delivery date. However, the Company issues purchase orders to its component suppliers and third-party manufacturers that may not be cancellable. As of March 31, 2018, the Company had no material open purchase orders with its component suppliers and third-party manufacturers that are not cancellable.

Power Purchase Agreement Program

Under the terms of the Bloom Electrons program (Refer to Note 14, Power Purchase Agreement Programs), customers agree to purchase power from the Company’s Energy Servers at negotiated rates, generally for periods of up to twenty one years. The Company is responsible for all operating costs necessary to maintain, monitor and repair the Energy Servers, sometimes including fuel necessary to operate the systems.

The PPA entities guarantee the performance of Energy Servers at certain levels of output and efficiency to its customers over the contractual term. The PPA entities monitor the need for any accruals arising from such guarantees, which are calculated as the difference between committed and actual power output or between natural gas consumption at warranted efficiency levels and actual consumption, multiplied by the contractual rates with the customer. Amounts payable under these guarantees are accrued in periods when the guarantees are not met and recorded in cost of service revenue in the consolidated statements of operations. The PPA entities did not have any such payments or liabilities during the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2018.

The related fuel supply contracts are carried at fair value. Should actual results differ from the Company’s estimates, the Company’s results of operations could be negatively impacted.

Legal Matters

From time to time, the Company is involved in disputes, claims, litigation, investigations, proceedings and/or other legal actions, consisting of commercial, securities, and employment matters that arise in the ordinary course of business. The Company reviews all legal matters at least quarterly and assesses whether an accrual for loss contingencies needs to be recorded. The assessment reflects the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular situation. The Company records an accrual for loss contingencies when management believes that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Legal matters are subject to uncertainties and are inherently unpredictable, so the actual liability in any such matters may be materially different from the Company’s estimates. If an unfavorable resolution were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated financial condition, results of operations or cash flows for the period in which the resolution occurs or on future periods.

19.	Derivative Financial Instruments

On September 1, 2011, the Company entered into a fixed price fixed quantity fuel forward contract with a gas supplier. This fuel forward contract is used as part of the Company’s program to manage the risk for controlling the overall cost of natural gas. The fuel forward contract meets the definition of a derivative under U.S. GAAP. The Company has elected not to designate this contract as a hedge and accordingly, any changes in its fair value is recorded within cost of revenue in the statements of operations. The fair value of the contract is determined using a combination of factors including the Company’s credit rate and future natural gas prices.

For the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2017 and 2018, the Company marked-to-market the fair value of its fixed price natural gas forward contract and recorded a loss of $1.6 million, a loss of $1.0 million, a loss of $1.6 million and a loss of $0.9 million, respectively, and recorded gains on the settlement of these contracts of $4.7 million, $4.2 million, $1.1 million and $1.1 million, respectively, in cost of revenue on the consolidated statement of operations.

The following table provides the fair value of the Company’s natural gas fixed price contracts:

	December 31,				March 31,
	2016		2017		2018
	Number of Contracts (MMBTU)(2)	Fair Value	Number of Contracts (MMBTU)(2)	Fair Value	Number of Contracts (MMBTU)(2)	Fair Value
					(unaudited)
Liabilities(1)
Natural gas fixed price forward contracts (not under hedging relationships)	5,503	$18,585	4,332	$15,368	4,044	$15,121

(1)	Recorded in other current liabilities and derivative liabilities in the consolidated balance sheets.
(2)	One MMBTU is a traditional unit of energy used to describe the heat value (energy content) of fuels.

In September 2013, PPA Company IIIb entered into an interest rate swap arrangement to convert a variable interest rate on debt to a fixed rate. The Company designated and documented its interest rate swap arrangement as a cash flow hedge. The swap’s term ends on October 1, 2020 concurrent with the final maturity of the debt floating interest rates reset on a quarterly basis. The Company evaluates and calculates the effectiveness of the hedge at each reporting date. The effective change was recorded in accumulated other comprehensive loss and was recognized as interest expense on settlement. The notional amounts of the swap were $26.3 million, $25.6 million and $25.4 million as of December 31, 2016, 2017 and as of March 31, 2018. respectively. By entering into the swap, the Company minimizes the impact of fluctuations from interest rate changes on its outstanding debt where LIBOR is applied. The Company measures the swap at fair value on a recurring basis. Fair value is determined by discounting future cash flows using LIBOR rates with appropriate adjustment for credit risk. The Company recorded a loss of $57,000 and a loss of $64,000 during the years ended December 31, 2016 and 2017, respectively, due to the change in swap’s fair value included in other expense, net in the consolidated statement of operations. The Company recorded a loss of $16,000 and a loss of $37,000 during the three months ended March 31, 2017 and 2018, respectively, due to the change in swap’s fair value included in other expense, net in the consolidated statement of operations.

In July 2015, PPA Company V entered into nine interest rate swap agreements to convert its floating-rate loan into a fixed-rate loan. The loss on the swaps prior to designation was recorded in current-period earnings. In July 2015, the Company designated and documented its interest rate swap arrangements as cash flow hedges. Three of these swaps matured in 2016, three will mature on December 21, 2021 and the remaining three will mature on September 30, 2031. The Company evaluates and calculates the effectiveness of the hedge at each reporting date. The effective change was recorded in accumulated other comprehensive loss and was recognized as interest expense on settlement. The notional amounts of the swaps were $189.9 million, $188.5 million and $188.1 million as of December 31, 2016 and 2017 and March 31, 2018, respectively. By entering into the swaps, the Company minimizes the impact of fluctuations from interest rate changes on its outstanding loan where LIBOR is applied. The Company measures the swaps at fair value on a recurring basis. Fair value is determined by discounting future cash flows using LIBOR rates with appropriate adjustment for credit risk. The company recorded a gain of $72,000 and $126,000 during the years ended December 31, 2016 and 2017, respectively, due to the change in swaps’ fair value included in other expense, net in the consolidated statement of operations. Amounts of hedge ineffectiveness were immaterial for the years ended December 31, 2016 and 2017, respectively. The Company recorded a gain of $32,000 and a gain of $54,000 due to the change in valuation during the three months ended March 31, 2017 and 2018.

The fair value of the derivatives as of December 31, 2016 and 2017 and as of March 31, 2018, were as follows:

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Derivatives designated as hedging instruments
Other long-term assets	$24	$52	$450

Total assets	24	52	$450

Interest rate swap
Accrued other current liabilities	$1,778	$845	$405
Derivative liabilities	5,183	5,060	2,954

Total liabilities	$6,961	$5,905	$3,359

The changes in fair value of the derivative contracts designated as cash flow hedges and the amounts recognized in accumulated other comprehensive loss and in earnings for the years ended December 31, 2016 and 2017, and in the three months ended March 31, 2018, were as follows:

Balances at December 31, 2015	$6,648
Loss recognized in other comprehensive loss	1,038

Amounts reclassified from other comprehensive loss to earnings	(620)

Net loss recognized in other comprehensive loss	418
Loss recognized in earnings	(129)

Balances at December 31, 2016	$6,937

Loss recognized in other comprehensive loss	669
Amounts reclassified from other comprehensive loss to earnings	(1,563)

Net gain recognized in other comprehensive loss	(894)
Gain recognized in earnings	(190)

Balances at December 31, 2017	$5,853

Gain recognized in other comprehensive loss (unaudited)	(2,640)
Amounts reclassified from other comprehensive loss to earnings (unaudited)	(212)

Net gain recognized in other comprehensive loss (unaudited)	(2,852)
Gain recognized in earnings (unaudited)	(92)

Balances at March 31, 2018 (unaudited)	$2,909

On December 15, 2015, January 29, 2016, and September 10, 2016, the Company issued $160.0 million, $25.0 million, and $75.0 million, respectively, of 6% Convertible Senior Secured PIK Notes that mature in December 2020. The 6% Notes are convertible at the option of the holders at a conversion price per share equal to the lower of $30.91 and 75% of the offering price of the Company’s common stock sold in an initial public offering. The valuation of this embedded put feature is recorded as a derivative liability in the consolidated balance sheet. The notes were initially recorded net of a discount of $6.3 million and the fair value of the embedded derivatives within the notes was $115.8 million. Fair value was determined using the binomial lattice method. The debt discount is being amortized through interest expense on the consolidated statements of operations over an accelerated three year amortization period based on when the Notes become puttable. The Company measures the fair value of the derivatives at each reporting date and the Company recorded a loss of $4.6 million, a loss of $18.2 million, a gain of $0.2 million, and a loss of $7.5 million due to the change in valuation, for the years ended December 31, 2016, and 2017, and for the three months ended March 31, 2017 and 2018, respectively.

20. Bank Loans and Security Agreements

The following is a summary of the Company’s debt as of March 31, 2018 (in thousands) (unaudited):

	Unpaid Principal Balance	Net Carrying Value			Unused Borrowing Capacity	Interest Rate	Maturity Dates	Entity	Recourse
		Current	Long- Term	Total
5.22% senior secured notes	$88,364	$11,537	$75,407	$86,944	$—	5.2%	March 2025	PPA II	No
Term loan	41,637	1,525	35,312	36,837	—	7.5%	September 2028	PPA IIIa	No
Term loan	25,375	936	23,310	24,246	—	LIBOR plus margin	October 2020	PPA IIIb	No
6.07% senior secured notes	84,885	1,996	81,656	83,652	—	6.1%	March 2030	PPA IV	No
Term loan	127,706	3,114	121,972	125,086	—	LIBOR plus margin	December 2021	PPA V	No
Letters of Credit	—	—	—	—	1,604	2.25%	December 2021	PPA V	No

Total non-recourse debt	367,967	19,108	337,657	356,765	1,604

Term loan	4,571	1,690	2,779	4,469	—	LIBOR plus margin	November 2020	Company	Yes
8%/5% convertible promissory notes	249,365	4,327	245,038	249,365	—	8.0%/5.0%	December 2019 & December 2020	Company	Yes
6% convertible promissory notes	290,382	—	245,039	245,039	—	5.0%/6.0%	December 2020	Company	Yes
10% notes	100,000	—	94,829	94,829	—	10.0%	July 2024	Company	Yes

Total recourse debt	644,318	6,017	587,685	593,702	—

Total debt	$1,012,285	$25,125	$925,342	$950,467	$1,604

The following is a summary of the Company’s debt as of December 31, 2017 (in thousands):

	Unpaid Principal Balance	Net Carrying Value			Unused Borrowing Capacity	Interest Rate	Maturity Dates	Entity	Recourse
		Current	Long- Term	Total
5.22% senior secured notes	$91,086	$11,389	$78,175	$89,564	$—	5.2%	March 2025	PPA II	No
Term loan	41,927	1,389	35,551	36,940	—	7.5%	September 2028	PPA IIIa	No
Term loan	25,599	876	23,488	24,364	—	LIBOR plus margin	October 2020	PPA IIIb	No
6.07% senior secured notes	85,303	1,846	82,186	84,032	—	6.1%	March 2030	PPA IV	No
Term loan	128,403	2,946	122,650	125,596	—	LIBOR plus margin	December 2021	PPA V	No
Letters of Credit	—	—	—	—	1,784	2.25%	December 2021	PPA V	No

Total non-recourse debt	372,318	18,446	342,050	360,496	1,784

Term loan	5,000	1,691	3,197	4,888	—	LIBOR plus margin	November 2020	Company	Yes
8% convertible promissory notes	244,717	—	244,717	244,717	—	8.0%	December 2019 & December 2020	Company	Yes
6% convertible promissory notes	286,069	—	236,724	236,724	—	5.0%/6.0%	December 2020	Company	Yes
10% notes	100,000	—	94,517	94,517	—	10.0%	July 2024	Company	Yes

Total recourse debt	635,786	1,691	579,155	580,846	—

Total debt	$1,008,104	$20,137	$921,205	$941,342	$1,784

The following is a summary of the Company’s debt as of December 31, 2016 (in thousands):

	Unpaid Principal Balance	Net Carrying Value			Unused Borrowing Capacity	Interest Rate	Maturity Dates	Entity	Recourse
		Current	Long- Term	Total
5.22% senior secured notes	$105,053	$13,967	$89,118	$103,085	$—	5.2%	March 2025	PPA II	No
Term loan	42,839	912	36,189	37,101	—	7.5%	September 2028	PPA IIIa	No
Term loan	26,320	721	23,923	24,644	—	LIBOR plus margin	October 2020	PPA IIIb	No
6.07% senior secured notes	86,574	1,271	83,878	85,149	—	6.1%	March 2030	PPA IV	No
Term loan	131,237	2,374	125,303	127,677	—	LIBOR plus margin	December 2021	PPA V	No
Letters of credit	—	—	—	—	6,439	LIBOR plus margin	December 2021	PPA V	No

Total non-recourse debt	392,023	19,245	358,411	377,656	6,439

Term loan	6,714	1,694	4,863	6,557	—	LIBOR plus margin	November 2020	Company	Yes
8% convertible promissory notes	225,962	—	225,962	225,962	—	8.0%	December 2019 & December 2020	Company	Yes
6% convertible promissory notes	270,794	—	184,111	184,111	—	5.0%/6.0%	December 2020	Company	Yes

Total recourse debt	503,470	1,694	414,936	416,630	—

Total debt	$895,493	$20,939	$773,347	$794,286	$6,439

Recourse debt refers to debt that is recourse to the Company’s general assets. Non-recourse debt refers to debt that is recourse to only specified assets or subsidiaries of the Company. The differences between the unpaid principal balances and the net carrying values are due to debt discounts and deferred financing costs. The Company was in compliance with all financial covenants as of December 31, 2016 and 2017 and as of March 31, 2018. The Company’s debt is described further below.

Non-recourse Debt Facilities

5.22% Senior Secured Notes

In March 2013, PPA Company II refinanced its existing debt by issuing 5.22% Senior Secured Notes (PPA II Notes) due March 30, 2025. The total amount of the loan proceeds was $144.8 million, including $28.8 million to repay outstanding principal of existing debt, $21.7 million for debt service reserves and transaction costs, and $94.3 million to fund the remaining system purchases. The loan is a fixed rate term loan that bears an annual interest rate of 5.22% payable quarterly. The loan has a fixed amortization schedule of the principal, payable quarterly, which began March 30, 2014 that requires repayment in full by March 30, 2025. The Note Purchase Agreement requires the Company to maintain a debt service reserve, the balance of which was $11.3 million, $11.3 million and $11.2 million as of December 31, 2016 and 2017 and as of March 31, 2018, respectively, and was included as part of long-term restricted cash in the consolidated balance sheets. The PPA II Notes are secured by all the assets of PPA II. The Company was in compliance with all financial covenants as of December 31, 2016 and 2017 and as of March 31, 2018.

Term Loan due September 2028

In December 2012 and later amended in August 2013, PPA IIIa entered into a $46.8 million credit agreement to help fund the purchase and installation of Bloom Energy Servers. The loan bears a fixed interest rate of 7.5% payable quarterly. The loan requires quarterly principal payments which began in March 2014. The credit agreement requires the Company to maintain a debt service reserve for all funded systems, the balance of which was $3.6 million and $3.7 million as of December 31, 2016 and 2017, respectively, and $3.7 million as of March 31, 2018, and was included as part of long-term restricted cash in the consolidated balance sheets. The loan is secured by all assets of PPA IIIa. The Company was in compliance with all financial covenants as of December 31, 2016 and 2017 and as of March 31, 2018.

Term Loan due October 2020

In September 2013, PPA IIIb entered into a credit agreement to help fund the purchase and installation of Bloom Energy Servers. In accordance with that agreement, PPA IIIb issued floating rate debt based on LIBOR plus a margin of 5.2%, paid quarterly. The aggregate amount of the debt facility is $32.5 million. The credit agreement requires the Company to maintain a debt service reserve for all funded systems, the balance of which was $1.7 million and $1.7 million as of December 31, 2016 and 2017, respectively, and $1.7 million as of March 31, 2018, and was included as part of long-term restricted cash in the consolidated balance sheets. The loan is secured by all assets of PPA IIIb and requires quarterly principal payments starting in July 2014. The Company was in compliance with all financial covenants as of December 31, 2016 and 2017 and as of March 31, 2018.

In connection with the floating-rate credit agreement, in September 2013, PPA IIIb entered into pay-fixed, receive-float interest rate swap agreement to convert its floating-rate loan into a fixed-rate loan.

6.07% Senior Secured Notes

In July 2014, PPA IV issued senior secured notes (PPA IV Notes) amounting to $99.0 million to third parties to help fund the purchase and installation of Bloom Energy Servers. The PPA IV Notes bear a fixed interest rate of 6.07% payable quarterly. The principal amount of the PPA IV Notes is payable quarterly starting in December 2015 and ending in March 2030. In March 2015, the Note Purchase Agreement was amended to extend the date certain to March 31, 2016. As of December 31, 2015, PPA IV had estimated it would only reach a system capacity of 18.95 megawatts and therefore anticipated a prepayment of the notes in the amount of $14.6 million would be required. The anticipated prepayment was classified as part of short-term debt in the consolidated balance sheets. As of December 31, 2016, PPA IV reached a system capacity of 19.25 megawatts and was required to make a prepayment of the notes in the amount of $11.7 million in April 2016. The Note Purchase Agreement requires the Company to maintain a debt service reserve, the balance of which was $6.5 million and $7.0 million, as of December 31, 2016 and 2017, respectively, and $7.1 million as of March 31, 2018, and was included as part of long-term restricted cash in the consolidated balance sheets. The PPA IV Notes are secured by all the assets of the PPA IV. The Company was in compliance with all financial covenants as of December 31, 2016 and 2017 and as of March 31, 2018.

Term Loan due December 2021 and Letters of Credit due December 2021

In June 2015, PPA V entered into a $131.2 million credit agreement to fund the purchase and installation of Bloom Energy Servers. The lenders are a group of five financial institutions. In addition, the lenders further had commitments to the Letter of Credit (LC) facility with the aggregate principal amount of $6.4 million. The LC facility is to fund the Debt Service Reserve Account. The loan was initially advanced as a construction loan during the development of the PPA V Project, and converted into a term loan on February 28, 2017 (“Term Conversion Date”). As part of the term loan’s conversion, the LC facility commitments were adjusted down to total of $6.2 million. As of December 31, 2017, the lenders have issued a total of $4.4 million in LCs to the Company, leaving $1.8 million as unused borrowing capacity.

In accordance with the credit agreement, PPA V was issued a floating rate debt based on LIBOR plus a margin, paid quarterly. The applicable margins used for calculating interest expense are 2.25% for years 1-3 following the Term Conversion Date and 2.5% thereafter. For the Lenders’ commitments to the loan, and the commitments to the LC loan, the PPA V also pays commitment fees at 0.50% per annum over the outstanding commitments, paid quarterly. The loan is secured by all the assets of the PPA V and requires quarterly principal payments beginning in March 2017. The Company was in compliance with all financial covenants as of December 31, 2016 and 2017 and as of March 31, 2018.

In connection with the floating-rate credit agreement, in July 2015, PPA V entered into pay-fixed, receive-float interest rate swap agreements to convert its floating-rate loan into a fixed-rate loan.

Production insurance policies are in place to protect lenders of PPA IIIb, PPA IV and PPA V in the event that cash flows are insufficient to meet debt service obligations due to Energy Server underperformance. Amounts paid for production insurance are recorded in prepaid and other current assets and in other long-term assets in the consolidated balance sheets and are amortized over the expected terms of the loans.

Recourse Debt Facilities

Line of Credit

On December 31, 2012, the Company entered into a $5.0 million equipment line of credit with a financial institution. At December 31, 2012, the Company utilized the entire $5.0 million of the equipment line of credit with terms of 42 months, payable monthly, at an annual rate equal to 2.70% which matured in July 2016. As of December 31, 2015, the debt outstanding was $1.12 million. On July 1, 2016, the Company paid the remaining balance of $0.5 million. The Company was in compliance with all covenants as of December 31, 2016.

Term Loan due November 2020

On May 22, 2013, the Company entered into a $12.0 million financing agreement with a financial institution. The loan has a term of 90 months, payable monthly at a variable rate equal to one-month LIBOR plus the applicable margin. As of December 31, 2016 and 2017 and as of March 31, 2018, the debt outstanding was $6.6 million, $4.9 million, and $4.5 million, respectively. The Company was in compliance with all covenants as of December 31, 2016 and 2017 and as of March 31, 2018.

Term Equipment Loan due November 2016

On May 22, 2013, the Company entered into a $5.0 million equipment loan with a financial institution. During 2013, the Company utilized $5.0 million of the equipment loan with terms of 39 months, payable monthly at a variable rate equal to one-month LIBOR plus the applicable margin. The final payment of principal and interest was made on November 1, 2016 upon the maturity date. The Company was in compliance with all covenants as of December 31, 2016.

8% and 5% Convertible Promissory Notes

In December 2014, the Company entered into a three year $132.2 million convertible promissory note agreements with certain investors, including $10.0 million each from three related parties. The related parties consisted of Independent Board Members of the Company from Alberta Investment Management Corporation, KPCB Holdings, Inc. and New Enterprise Associates. The principal balances and interest accrued were originally due upon maturity in December 2017, but on June 11, 2017, the notes were amended to mature on December 2018.

As part of the December 2014, convertible promissory note agreements with certain investors, the Company entered into two more promissory note agreements in January and February 2015 for an additional $34.0 million. In June 2015 the Company entered into an additional promissory note agreement for $27.0 million. The principal and interest accrued of the June 2015 note are due upon maturity in June 2018. The loans, which bear a fixed interest rate of 8.0%, compounded monthly, are due at maturity or at the election of the investor, the accrued interest would be due in December of each year. As of December 31, 2016 and

2017 and the three months ended March 31, 2018, the total amount outstanding was $226.0 million, $244.7 million, and $249.4 million, respectively, including accrued interest. At the election of the investor, the accrued interest can be paid in December of each year. Investors have the right to convert the unpaid principal and accrued interest to Series G convertible preferred stock at any time at the price of $25.76. If an initial public offering occurs prior to the payment in full, the outstanding principal and accrued interest will mandatorily convert into Series G convertible preferred stock. The principal balances and interest accrued were originally due upon maturity in December 2017, but on June 11, 2017, was amended to mature on December 2018. As the Company had the intent and ability to extend the maturity of the debt from December 2018 to December 2020 for the note held by Constellation NewEnergy, Inc. (the Constellation Note) and from December 2018 to December 2019 for all other 8% Notes, as evidenced by the completion of the amendment of the debt terms in January 2018, $244.7 million of the debt was classified as noncurrent as of December 31, 2017. The Company was in compliance with all covenants as of December 31, 2016 and 2017 and as of March 31, 2018.

On January 18, 2018, amendments were finalized to extend the maturity dates for all 8% Notes. The Constellation Note was extended to December 2020 and all other 8% Notes were extended to December 2019. Additionally, the Constellation Note interest rate decreased from 8% to 5% as part of the amendment.

6% Convertible Promissory Notes

In December 2015, January 2016 and September 2016 the Company entered into six promissory note agreements with J.P. Morgan, Canadian Pension Plan Investment Board (CPPIB), Mehetia Inc., New Enterprise Associates, and KPCB Holdings, Inc. The total value of the promissory notes is $260.0 million and originally bore a 5% fixed interest rate, compounded monthly, are entirely due at maturity. Due to a reduction of collateral as a result of the issuance of 10% Secure Notes in June 2017 (see the disclosures in later paragraphs headed “10% Notes”), a 1% interest increase was negotiated between the Company and 5% Notes investors to change the interest rate from 5% to 6% effective July 1, 2017. The notes were referred to as the 5% Notes and are now referred to as 6% Notes.

In connection with the issuance of the 6% Notes, the Company agreed to issue to J.P. Morgan and CPPIB, upon the occurrence of certain conditions, warrants to purchase the Company’s common stock up to a maximum of 220,000 shares and 249,333 shares, respectively. On August 31, 2017, J.P. Morgan assigned their warrants to CPPIB and all 469,333 shares of warrants were issued to CPPIB.

As of December 31, 2016, 2017 and three months ending March 31, 2018, the debt outstanding was $270.8 million, $286.1 million, and $290.4 million, respectively, including accrued interest. The outstanding principal and accrued interest do not mandatorily convert into common stock in the event of an initial public offering. At the election of the investors, the accrued interest and the unpaid principal can be converted into common stock at any time. In certain circumstances, the notes are also redeemable at the Company’s option, in whole or in part, in connection with a Change of Control or at a qualified IPO at a redemption price. In January 2018, the Company amended the terms of the 6% Notes to extend the convertible put option dates to December 2019. The Company was in compliance with all covenants as of December 31, 2016 and 2017 and as of March 31, 2018.

On January 18, 2018, the agreement terms were amended to extend the convertible put option for the 6% notes from December 2018 to December 2019.

10% Notes

In June 2017, the Company issued $100.0 million of senior secured notes. The notes (the “10% Notes”) mature in July 2024 and bear a 10.0% fixed rate of interest, payable semi-annually. The notes have a continuing security interest in the cash flows payable to the Company as servicing, operations and maintenance fees, as well as administrative fees from the five active power purchase agreements in the Company’s Bloom Electrons program. Under the terms of the indenture governing the 10% Notes, the

Company is required to comply with various restrictive covenants, including meeting reporting requirements, such as the preparation and delivery of audited consolidated financial statements, and restrictions on investments. As of March 31, 2018, the Company was in compliance with all of the covenants.

Equipment Line of Credit, Due December 2015, March 2015, and June 2015

On December 31, 2010, the Company entered into a $20.0 million equipment line of credit with a financial institution. During 2011, the Company utilized $10.0 million of the equipment line of credit with terms ranging from 30 months to 48 months, payable monthly, at an annual rate equal to 6.75% to 7.50%, respectively. During 2012, the Company utilized the remaining $10.0 million of the equipment line of credit with terms of 30 months, payable monthly, at an annual rate equal to 6.75%. The final payment of principal and interest was made on December 1, 2015 upon the maturity date. As part of the equipment line of credit, the Company paid a fee of $1.7 million as final payment of principal and interest when the loans were due. The fee was accreted as incremental interest expense over the loans’ repayment periods.

Revolving Line of Credit

On March 30, 2012, the Company entered into a $35.0 million revolving line of credit with a financial institution. The line of credit was secured by certain assets and was subject to certain guaranties by the Company. On December 15, 2015, the Company paid the remaining balance of $22.4 million, which included the principal amount of all advances, the unpaid interest thereon, and other obligations relating to the revolving line of credit.

The following table presents detail of the Company’s entire outstanding loan principal repayment schedule as of March 31, 2018 (in thousands) (unaudited):

For the Years Ending December 31,
Remaining nine months of fiscal 2018	$19,708
2019	241,136
2020	385,531
2021	153,639
2022	40,059
Thereafter	172,212

$1,012,285

Interest expense of $51.2 million, $61.3 million, $14.0 million and $16.8 million for the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2017 and 2018, respectively, was recorded in interest expense on the consolidated statements of operations.

21.	Stockholders’ Deficit

Common Stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 170,000,000 shares of $0.0001 par value common stock. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. As of March 31, 2018, no dividends had been declared or paid since inception.

On November 26, 2014, the Company filed an amendment to the Company’s Restated Certificate of Incorporation to increase the number of authorized shares of common stock by 22,035,434 to a total of 161,000,000.

On December 7, 2015, the Company filed an amendment to the Company’s Restated Certificate of Incorporation to increase the number of authorized shares of common stock by 9,000,000 shares to a total of 170,000,000 shares.

22.	Convertible Preferred Stock

On November 26, 2014, the Company filed an amendment to the Company’s Restated Certificate of Incorporation to increase the number of authorized shares of preferred stock by 9,609,694 shares to a total of 120,692,417 shares.

On July 1, 2015, the Company issued 100,000 shares of Series G convertible preferred stock at $25.76 per share as part of a dispute settlement with a securities placement agent, who is also an investor and who executed a related agency agreement in early 2009. These Series G preferred shares have substantially similar terms and conditions as the currently outstanding preferred shares.

On June 17, 2016, the Company issued 116,459 shares of Series G convertible preferred stock at $25.76 per share. Proceeds from the issuance of the Series G convertible preferred stock, net of issuance costs, was $3.0 million. These Series G preferred shares have substantially similar terms and conditions as the currently outstanding preferred shares.

The following table summarizes the Company’s convertible preferred stock (in thousands, except share data):

	Shares Authorized	Shares Issued and Outstanding	Carrying Value at March 31, 2018	Liquidation Preference
			(unaudited)
Series A preferred	14,061,152	14,061,152	$8,956	$4,689
Series B preferred	11,803,284	11,803,284	11,941	11,998
Series C preferred	8,968,604	8,968,604	44,928	45,000
Series D preferred	9,665,746	9,665,746	102,648	103,907
Series E preferred	14,229,597	14,229,597	198,264	167,767
Series F preferred	21,895,873	20,828,840	376,962	385,750
Series G preferred	40,068,161	28,053,021	722,142	722,646

	120,692,417	107,610,244	$1,465,841	$1,441,757

The rights, preferences, privileges, and restrictions for the convertible preferred stock are as follows:

Dividends

The holders of Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock are entitled to receive annual dividends payable, prior and in preference to any declaration or payment of any dividend on the common stock at a rate of 10% of the original issuance price, as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events with respect to such Series of preferred, of the applicable series. Such dividends shall be payable only when and if declared by the Company’s board of directors and shall not be cumulative. After payment of such dividends to the holders of Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock, any additional dividends declared shall be distributed among all holders of preferred stock and common stock on an as-converted basis. No dividends on preferred stock or common stock have been declared by the Board of Directors through March 31, 2018.

Liquidation Preference

The holders of Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock have liquidation preferences prior and in preference to any distribution of any of the assets or surplus funds of the Company or consideration received in any liquidation to the holders of the common stock, equal to the original issue price of $0.33, $1.02, $5.02, $10.75, $11.79, $18.52 and $25.76, per share, respectively, as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events with respect to such series of preferred, and, in addition, an amount equal to all declared but unpaid dividends, if any, on such preferred stock. If the assets, funds or consideration thus distributed among the holders of the preferred stock shall be insufficient to permit the payment to such holders of the full liquidation preference, then the entire assets and funds of the Company legally available for distribution shall be distributed pro rata among the holders of the preferred based on the amounts that would otherwise be distributable.

Any of the following shall be treated as a liquidation of the Company: (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Company immediately prior to such combination transaction, own less than 50% of the voting power of the surviving or successor entity or its parent immediately after such combination transaction; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; or (iii) any sale, lease, or other disposition of all or substantially all of the assets of the Company. Notwithstanding the foregoing, no transaction or series of related transactions principally for bona fide equity financing purposes in which cash is received by the Company or indebtedness of the Company is cancelled or converted, or a combination thereof, nor the transfer by any stockholder of shares of the Company’s capital stock to any third party in a transaction or series of related transactions to which the Company is not a party, shall be deemed a liquidation of the Company.

Redemption

The Company’s Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock are considered redeemable for accounting purposes. The Company initially recorded the Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock at their fair values on the dates of issuance, net of issuance costs. A deemed liquidation event could occur as a result of the sale of all or substantially all of the assets of the Company or any acquisition of the Company by another entity by means of a merger or consolidation in which the stockholders of the Company do not hold at least 50% of the voting power of the surviving entity or its parent. Because the deemed redemption event is outside the control of the Company, all preferred shares have been presented outside of permanent equity. Further, the Company has not adjusted the carrying values of the Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock to the redemption value of such shares, because it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made when it becomes probable that such redemption will occur.

Right to Convert

The holders of Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock may convert their shares into common stock at any time following the date of issuance at the then applicable conversion rate. The current conversion rate for all series of preferred stock is 1:1.

Automatic Conversion

Each share of Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock will convert automatically into common stock (at the then applicable conversion rate)

immediately upon the sale of the Company’s common stock in a firm commitment underwritten initial public offering pursuant to a registration statement under the Securities Act of 1933, as amended, with total gross offering proceeds of at least $75,000,000.

Voting

The holders of Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock are entitled to one vote for each share of common stock into which such preferred stock could then be converted, on all matters submitted to a vote of the stockholders of the Company.

23.	Preferred Stock Warrants

The Company accounts for its issuance of warrants at fair value. The Company has issued warrants to purchase Series F and Series G preferred stock and warrants to purchase common stock. The fair value of warrants issued and outstanding was $12.9 million, $9.8 million, and $6.6 million at December 31, 2016 and 2017 and at March 31, 2018, respectively.

The following table summarizes the Company’s preferred stock warrant activity (in thousands):

Balances at December 31, 2015	$17,027
Issuances	—
Exercises	(3,336)
Changes in fair value	(806)

Balances at December 31, 2016	$12,885

Issuances	—
Exercises	—
Changes in fair value	(3,060)

Balances at December 31, 2017	$9,825

Issuances (unaudited)	—
Exercises (unaudited)	—
Changes in fair value (unaudited)	(3,271)

Balances at March 31, 2018 (unaudited)	$6,554

During 2009, in connection with the issuance of Series F convertible preferred stock, the Company issued warrants to purchase 263,261 shares of the Company’s Series F convertible preferred stock at $18.52 per share. The warrants’ fair value of $3.0 million, on the date of the transaction, was recorded as a warrant liability on the accompanying balance sheet. The valuation of the warrants results in a corresponding discount to the value assigned to Series F convertible preferred stock upon issuance. The warrants are immediately exercisable and expire seven years from the date of issuance. These warrants were exercised in March 2016.

During 2010, in connection with a loan agreement with a financial institution, which provided an equipment lease line of an initial aggregate principal amount of up to $20.0 million, which was utilized in its entirety, the Company issued warrants to purchase 16,198 shares of the Company’s Series F convertible preferred stock at $18.52 per share. On the date of issuance, the warrants’ fair value of $0.2 million was recorded as a warrant liability on the accompanying balance sheet. The warrants are immediately exercisable and expire ten years from the date of issuance. The debt discount was amortized to interest expense over the loan’s repayment period.

During 2012, in connection with loan agreements with a financial institution, which provided an equipment lease line of an initial aggregate principal amount of up to $15.0 million, the Company issued warrants to purchase 19,410 shares of the Company’s Series G convertible preferred stock at $25.76 per share. On the date of issuance, the warrants’ fair value of $0.2 million was recorded as a warrant liability on the accompanying balance sheet. The warrants are immediately exercisable and expire ten years from the date of issuance. The debt discount was amortized to interest expense over the loan’s repayment period.

During 2013, the Company issued warrants to purchase an additional 2,753 shares of the Company’s Series F convertible preferred stock at $18.52 per share in connection with a loan agreement with a financial institution, which provided an equipment lease line and to which the Company issued a warrant in 2010. On the date of issuance, the warrants’ fair value of $0.04 million was recorded as a warrant liability on the accompanying balance sheet. The warrants are immediately exercisable and expire ten years from the date of issuance. The debt discount was amortized to interest expense over the loan’s repayment period.

During 2013, in connection with the formation of PPA Company IIIb, the Company issued warrants to purchase 150,000 shares of the Company’s Series F convertible preferred stock at $18.52 per share. On the date of issuance, the warrants’ fair value of $2.1 million was recorded as a warrant liability on the accompanying balance sheet. The warrants are immediately exercisable and expire ten years from the date of issuance. The debt discount is being amortized to interest expense over the loan’s repayment period.

During 2014, in connection with the formation of PPA Company IIIa in 2013 and completion of the related debt financing, the Company issued warrants to purchase 702,823 shares of the Company’s Series F convertible preferred stock at $18.52 per share. On the date of issuance, the warrants’ fair value of $8.7 million was recorded as a warrant liability on the accompanying balance sheet. The warrants are immediately exercisable and expire seven years from the date of issuance. The debt discount is being amortized to interest expense over the loan’s repayment period.

During 2014, in connection with a dispute settlement with a securities placement agent, who is also an investor and who executed a related agency agreement in early 2009, the Company issued warrants to purchase 400,000 shares of the Company’s Series G convertible preferred stock at $25.76 per share. On the date of issuance, the Series G convertible preferred stock warrants fair value of $3.3 million was recorded as warrant liability on the accompanying balance sheet. The warrants are immediately exercisable and expire five years from the date of issuance.

The following table summarizes the warrants outstanding, together with their respective fair values (in thousands, except warrants outstanding):

	December 31, 2016		December 31, 2017		March 31, 2018
	Warrants Outstanding	Fair Value of Warrants	Warrants Outstanding	Fair Value of Warrants	Warrants Outstanding	Fair Value of Warrants
					(unaudited)
Series F	871,774	$10,217	871,774	$8,378	871,774	$5,954
Series G	419,410	2,668	419,410	1,447	419,410	600

	1,291,184	$12,885	1,291,184	$9,825	1,291,184	$6,554

The Company estimates the fair value of the preferred stock warrants using a probability-weighted expected return model which considers various potential liquidity outcomes and assigned probabilities to each to arrive at the weighted equity value and the changes in fair value are recorded in gain (loss) on revaluation of warrant liabilities in the consolidated statements of operations.

24.	Common Stock Warrants

During 2014, in connection with a dispute settlement with the principals of a securities placement agent, who are also investors, and who executed a related agency agreement in early 2009, the Company issued warrants to purchase 50,000 shares of the Company’s common stock at $25.76 per share. The fair value of $3.3 million was recorded as expense in the consolidated statements of operations in 2013 when the obligation became probable. The common stock warrants are immediately exercisable and expire five years from the date of issuance.

During 2016, in connection with the 6% convertible promissory notes entered in December 2015 and September 2016, the Company recorded a $9.2 million warrant expense for convertible redeemable common stock warrants to be issued to J.P. Morgan and CPPIB, to purchase the Company’s common stock up to a maximum of 220,000 shares and 249,333 shares, respectively. During 2017, the fair value of the right to common stock warrants was re-measured and $0.2 million in warrant expenses was charged to the consolidated statement of operations, and on August 31, 2017, J.P. Morgan assigned their warrants to CPPIB and all 469,333 warrant shares were issued to CPPIB, and the Company reclassified the $9.4 million of accrued warrant liabilities to additional paid in capital, which is not subject to further remeasurement in the fair value.

25.	Stock Option Plan

Under the Company’s 2012 Plan, the Company may grant incentive stock options to employees and nonqualified stock options to employees, directors and consultants. At March 31, 2018, the Company has reserved 42,504,323 shares of common stock for issuance under the Company’s 2002 and 2012 Plans.

Under the 2012 Plan, incentive and nonqualified stock options may be granted at a price not less than fair value and 85% of the fair value of common stock, respectively, (110% of fair value to holders of 10% or more of voting stock). Fair value of common stock is determined by the Board of Directors. Options are exercisable over periods not to exceed ten years (five years for incentive stock options granted to holders of 10% or more of the voting stock) from the date of grant. Generally, options to employees vest with a one-year cliff and then monthly thereafter over four years.

During the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018, the Company recognized $27.2 million, $29.3 million and $7.7 million of employee stock-based compensation expense, respectively. No stock-based compensation costs have been capitalized in the years ended December 31, 2016 and 2017 and in the three months ended March 31, 2018.

The Company recorded $1.0 million and $1.1 million of non-employee stock-based compensation expense during the years ended December 31, 2016 and 2017. For the three months ended March 31, 2017 and 2018, the Company recorded $0.1 million and $0.2 million of non-employee stock-based compensation expense, respectively.

The following table summarizes the components of employee and non-employee stock-based compensation expense (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Cost of revenue	$6,005	$7,734	$1,758	$1,898
Research and development	4,686	5,560	1,329	1,638
Sales and marketing	5,600	4,684	1,241	952
General and administrative	11,866	12,501	2,317	3,468

Total stock-based compensation	$28,157	$30,479	$6,645	$7,956

As of March 31, 2018, the Company’s total unrecognized compensation cost related to nonvested stock option to employees was $56.2 million. This expense will be recognized over the remaining weighted-average period of 2.2 years. Prior to December 31, 2016, cash flows resulting from the tax benefits for tax deductions resulting from the exercise of stock options in excess of the compensation expense recorded for those options (excess tax benefits) were classified as cash from financing activities. Beginning in the first quarter of fiscal 2017, with the adoption of ASU 2016-09 on a prospective basis, the Company’s consolidated statements of cash flows present excess tax benefits as an operating activity. The Company had no excess tax benefits in the years ended December 31, 2016 and 2017 and in the three months ended March 31, 2018.

Since 2015, the Company granted restricted stock unit awards under the 2012 Plan. Restricted stock unit award shares will vest at the end of the lock-up period following the completion of a liquidity event, or initial public offering, and the remaining shares will vest on the first and second anniversary date of such date. The estimated fair value of restricted stock awards is based on the fair value of the Company’s common stock on the date of grant. The total fair value of the awards granted during the years ended December 31, 2016 and 2017 and in the three months ended March 31, 2018, was $71.9 million, $17.1 million, and $0.4 million, respectively. For the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2018, $82.6 million, $97.2 million, and $97.4 million, respectively, of total unrecognized stock-based compensation cost related to nonvested restricted stock awards is expected to be recognized over a weighted average period of 2.1 years, 1.6 years and 1.4 years, respectively.

A summary of the Company’s restricted stock unit activity and related information is as follows:

	Number of Awards Outstanding	Weighted Average Grant Date Fair Value
Unvested Balance at December 31, 2015	556,303	$20.55
Granted	3,485,197	20.64
Vested	(14,334)	20.64
Forfeited	(27,495)	20.60

Unvested Balance at December 31, 2016	3,999,671	20.63

Granted	828,722	20.64
Vested	(50,844)	20.64
Forfeited	(66,680)	20.63

Unvested Balance at December 31, 2017	4,710,869	20.63

Granted (unaudited)	17,464	20.64
Vested (unaudited)	(5,423)	20.64
Forfeited (unaudited)	(2,270)	20.64

Unvested Balance at March 31, 2018 (unaudited)	4,720,640	$20.63

Valuation Assumptions

Determining the amount of stock-based compensation to be recorded requires the Company to develop estimates for the inputs used in the Black-Scholes valuation model to calculate the grant-date fair value of stock options. The Black-Scholes model requires the Company to make estimates of the following assumptions on expected volatility, expected option term and the risk-free interest rate. The estimated stock price volatility was derived based on historical volatility of the Company’s peer group, which represents the Company’s best estimate of expected volatility. The Company’s estimate of an expected option life was calculated based on the Company’s historical share option exercise data. The risk free interest rate for periods within the contractual life of the option is based on the U.S. Treasury zero coupon issues in effect at the grant date for periods corresponding with the expected term of option.

The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. The Company reviews historical forfeiture data and determine the appropriate forfeiture rate based on that data. The Company reevaluates this analysis periodically and adjusts the forfeiture rate as necessary and ultimately recognizes the actual expense over the vesting period only for the shares that vest.

The fair value of each stock option is calculated on the date of grant using the Black-Scholes model with the following weighted average assumptions used:

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Risk-free interest rate	1.23%—1.69%	1.95%—2.08%	2.02%	2.49%
Expected term (in years)	6.00—6.54	6.08—6.62	6.08—6.55	6.18—6.48
Expected dividend yield	—	—	—	—
Expected volatility	59.3%—60.9%	55.6%—61.0%	61.0%	55.1%
Weighted average grant date fair value	$15.96	$13.50	$14.59	$12.29

Stock option and RSU activity under the plan is as follows:

		Outstanding Options/RSUs
	Options/ RSUs Available for Grant	Number of Shares	Outstanding Options Weighted Average Exercise Price	Remaining Contractual Life (Years)	Aggregate Intrinsic Value
					(in thousands)
Balances at December 31, 2015	1,419,954	13,216,942	$14.38	6.01	$78,634
Added to plan	9,628,804	—
Granted	(7,325,566)	7,325,566	20.64
Exercised	—	(202,426)	6.64
Cancelled	583,287	(583,287)	16.36
Expired	(153,804)	—

Balances at December 31, 2016	4,152,675	19,756,795	$15.90	6.11	$74,717
Added to plan	970,739	—
Granted	(4,047,891)	4,047,891	20.64
Exercised	—	(235,574)	1.84
Cancelled	1,451,641	(1,451,641)	4.96
Expired	(970,739)	—

Balances at December 31, 2017	1,556,425	22,117,471	$17.61	6.19	$52,703
Added to plan (unaudited)	7,037,176	—
Granted (unaudited)	(164,914)	164,914	18.45
Exercised (unaudited)	—	(110,802)	1.68
Cancelled (unaudited)	133,266	(133,266)	17.20
Expired (unaudited)	(33,945)	—

Balances at March 31, 2018 (unaudited)	8,528,008	22,038,317	$17.74	5.97	$50,303

Vested and expected to vest at March 31, 2018 (unaudited)		17,142,692	$17.71	5.94	$50,302
Exercisable at March 31, 2018 (unaudited)		11,718,020	$16.35	4.72	$50,231

During the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2017 and 2018, the intrinsic value of options exercised was $2.6 million, $3.4 million, $0.3 million and 2.0 million, respectively.

In connection with its grant of options to non-employees, the Company recognized stock-based compensation of $1.0 million, $1.1 million, and $0.2 million, during the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2018, respectively, on an accelerated basis over the vesting period of the individual options. The Company granted 60,952 options, 39,153 options and 5,423 options, to non-employees during the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2018, respectively. The Company’s valuations for non-employee grants are made using the Black-Scholes option pricing model.

26.	Net Loss per Share Attributable to Common Stockholders

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders (in thousands, except per share amounts):

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Numerator:
Net loss	$(279,658)	$(262,599)	$(59,532)	$(17,716)
Less: noncumulative dividends to preferred stockholders	—	—	—	—
Less: undistributed earnings to participating securities	—	—	—	—

Net loss attributable to common stockholders-basic	(279,658)	(262,599)	(59,532)	(17,716)
Add: adjustments to undistributed earnings to participating securities	—	—	—	—

Net loss attributable to common stockholders-diluted	$(279,658)	$(262,599)	$(59,532)	$(17,716)

Denominator:
Weighted average shares of common stock-basic	15,069	15,372	15,215	15,605
Effect of potentially dilutive stock options	—	—	—	—

Weighted average shares of common stock-diluted	15,069	15,372	15,215	15,605

Net loss per share attributable to common stockholders:
Basic	$(18.56)	$(17.08)	$(3.91)	$(1.14)

Diluted	$(18.56)	$(17.08)	$(3.91)	$(1.14)

The following common stock equivalents (in thousands) were excluded from the computation of diluted net loss per share for the periods presented because including them would have been antidilutive:

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Convertible and non-convertible redeemable preferred stock	126,826	128,215	127,200	128,563
Stock options to purchase common stock	4,002	4,425	4,684	4,766
Convertible redeemable preferred stock warrants	89	90	90	90
Convertible redeemable common stock warrants	469	469	469	469

Total	131,386	133,199	132,443	133,888

Unaudited Pro Forma Net Loss per Share

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 and for the three months ended March 31, 2018, (in thousands, except per share amounts) assuming the automatic conversion of the redeemable convertible preferred stock and convertible promissory notes and the automatic conversion of the preferred stock warrants into common stock warrants and the remeasurement and the assumed reclassification to equity upon consummation of a qualified IPO as if it had occurred as of January 1, 2017.

	Year Ended December 31,	Three Months Ended
	2017	March 31, 2018
Numerator:
Net loss	$(262,599)	$(17,716)
Add: change in fair value of redeemable convertible preferred stock warrant liability	$(2,975)	$(3,271)
Add: interest on convertible promissory notes	$15,817	$3,566
Add: interest on convertible promissory notes — related parties	$2,937	$761
Less: Provision/(benefit) for income taxes(1)	$0	$0

Unaudited pro forma net income attributable to common stockholders—basic and diluted	$(246,820)	$(16,660)

Denominator:
Weighted average shares of common stock outstanding	15,372	15,605
Pro forma adjustments to reflect assumed conversion of redeemable convertible preferred stock	107,610	107,610
Pro forma adjustments to reflect assumed conversion of convertible promissory notes	8,772	7,590

Pro forma weighted average shares of common stock-basic	131,754	130,805
Effect of potentially dilutive:
Stock options	—	—
Common stock warrants	—	—
Preferred stock warrants	—	—

Pro forma weighted average shares of common stock-diluted	131,754	130,805

Pro forma net loss per share attributable to common stockholders—basic and diluted	$(1.87)	$(0.13)

(1)	The tax rate used in calculating the tax provision related to the interest expense for the convertible debt is 0% as the Company has a full valuation allowance on its US deferred tax asset.

27.	Employee Benefit Plan

The Company sponsors the Bloom Energy 401(k) and Profit Sharing Plan (the Plan). All employees are eligible to participate in the Plan after meeting certain eligibility requirements. Participants may elect to have a portion of their salary deferred and contributed to the Plan up to the limit allowed by applicable income tax regulations. Company contributions to the Plan are discretionary and no such Company contributions have been made since the inception of the Plan.

28.	Related Party Transactions

The Company’s operations included the following related party transactions (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Interest paid or payable to related parties (included in interest expense)	$8,781	$13,328	$7,516	$12,062
Consulting expenses paid to related parties (included in general and administrative expense)	206	206	53	51

Related party balances were comprised of the following (in thousands):

	Years Ended December 31,		Three Months Ended March 31, 2018
	2016	2017
			(unaudited)
Debt from related parties	$103,335	$107,039	$107,913

6% and 8% Convertible Promissory Notes and Term Loan

As of March 31, 2018, the Company had $107.9 million in debt and convertible notes from investors considered to be related parties. In 2014, the Company obtained a $4.1 million term loan from Alberta Investment Management Corporation to fund the purchase and installation of Energy Servers related to PPA IIIa due September 2028. Further, between December 2014 and June 2015, the Company issued and sold $193.2 million aggregate principal amount of our 8% Notes to certain investors at a purchase price of 100% of the aggregate principal amount thereon, including $10.0 million aggregate principal amount, issued in 2014, each to Alberta Investment Management Corporation, KPCB Holdings, Inc. and New Enterprise Associates. The 8% Notes bear a fixed interest rate of 8.0%, compounded monthly, and are due at maturity or, at the election of the investor, the accrued interest would be due on each anniversary of the respective original issuance date of the notes. As of December 31, 2017, the outstanding principal and accrued interest on the 8% Notes was $244.7 million. The outstanding principal and accrued interest on each 8% Note other than the Constellation Note (as defined below) will mandatorily convert into shares of our Series G convertible preferred stock at a conversion price per share of $25.76, and each such share of Series G convertible preferred stock will convert automatically into one share of our common stock, immediately prior to completion of this offering. In addition, in September 2016, the Company entered into two promissory note purchase agreements with New Enterprise Associates and KPCB Holdings, Inc. for $12.5 million each. Effective July 1, 2017, the Notes will have a 6% fixed interest rate, compounded monthly and are entirely due at maturity.

In January 2018, the Company entered into an amended and restated subordinated convertible promissory note with Constellation NewEnergy, Inc. (the Constellation Note), one of the existing holders of the 8% Notes, which reduced the interest rate of such note to a fixed annual interest rate of 5.0%, compounded monthly, and provided that the outstanding principal and accrued interest on such note may be converted prior to the closing of this offering, at the option of the holder, into shares of our Series G convertible preferred stock as described above, or, after the closing of this offering, into shares of our Class B common stock at a conversion price per share of $25.76.

The Company repaid $1.0 million, $0.9 million, and $0.3 million of outstanding debt to Alberta Investment Management Corporation in 2016 and 2017 and the three months ended March 31, 2018, respectively. Furthermore, the Company paid $3.3 million, $3.2 million, and $0.8 million of interest to Alberta Investment Management Corporation in 2016 and 2017 and in the three months ended March 31, 2018, respectively.

Consulting Arrangement

In January 2009, the Company entered into a consulting agreement with General Colin L. Powell, a member of the Company’s board of directors, pursuant to which General Powell performs certain strategic planning and advisory services for the Company. Pursuant to this consulting agreement, General Powell receives compensation of $125,000 per year and reimbursement for reasonable expenses.

29.	Segments

The Company’s chief operating decision makers (CODMs), the Chief Executive Officer and the Chief Financial Officer, review financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The CODMs allocate resources and make operational decisions based on direct involvement with the Company’s operations and product development efforts. The Company is managed under a functionally-based organizational structure, with the head of each function reporting to the Chief Executive Officer. The CODMs assess performance, including incentive compensation, based upon consolidated operations performance and financial results, on a consolidated basis. As such, the Company has a single reporting segment and operating unit structure. In addition, substantially all of the Company’s revenue and long-lived assets are attributable to operations in the United States for all the periods presented.

30.	Subsequent Events

On April 9, 2018, the Company signed a new lease for 103,742 square feet of space for our new corporate headquarters in San Jose, California. The lease term begins in January 2019 and expires in 2029. (unaudited)

            SHARES

CLASS A COMMON STOCK

Prospectus

J.P. Morgan	Morgan Stanley

Credit Suisse	KeyBanc Capital Markets	BofA Merrill Lynch

Baird	Cowen	HSBC	Oppenheimer & Co.	Raymond James

Prospectus dated                     , 2018

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table presents the costs and expenses we will pay, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fees and the New York Stock Exchange listing fee.

SEC registration fee		$12,450
FINRA filing fee		15,500
New York Stock Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Custodian and transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or Securities Act.

Our restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred for their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The amended and restated bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We have entered into indemnification agreements with each of our directors and executive officers and other key employees, a form of which is attached as Exhibit 10.1. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees for a legal proceeding.

Reference is made to Section              of the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 12 of our eighth amended and restated registration rights agreement, as amended, contained in Exhibit 4.2 to this registration statement provides for indemnification of certain of our stockholders against liabilities described therein.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2015, we have issued the following securities that were not registered under the Securities Act of 1933, as amended:

(1) Issuances of Capital Stock

On each of June 27, 2014 and July 1, 2015, we issued 100,000 shares of Series G convertible preferred stock as part of a dispute settlement with a securities placement agent, who is also an investor and who executed a related agency agreement in early 2009. These shares of Series G convertible preferred stock have substantially similar terms and conditions as the currently outstanding shares of Series G convertible preferred stock.

In September 2015, we entered into a common stock award agreement with one of our customers pursuant to which up to a total of 400,000 shares of our Class B common stock will be issued to such customer on the occurrence of certain installation milestones. The share issuances are recorded as a reduction of product revenue when the milestones are achieved and are recorded as additional paid-in capital when the shares are issued. As of May 1, 2018, 184,000 shares of our Class B common stock have been issued to such customer pursuant to this agreement.

On June 17, 2016, we issued 116,459 shares of Series G convertible preferred stock at $25.76 per share. These shares of Series G convertible preferred stock have substantially similar terms and conditions as the currently outstanding shares of Series G convertible preferred stock.

(2) Subordinated Secured Convertible Promissory Notes

Between December 2014 and June 2015, we issued $193.2 million aggregate principal amount in three-year 8% Notes to convertible promissory note purchase agreements with certain accredited investors. The 8% Notes bear a fixed interest rate of 8.0%, compounded monthly, and are due at maturity or, at the election of the investor, the accrued interest during each annual period would be due on each anniversary of the respective original issuance date of the notes. As of December 31, 2016 and 2017 and as of March 31, 2018, the outstanding principal and accrued interest on the 8% Notes was $226.0 million, $244.7 million, and $249.4 million, respectively. The outstanding principal and accrued interest on each 8% Note, other than the Constellation Note (as defined below), will mandatorily convert into shares of our Series G convertible preferred stock at a conversion price per share of $25.76, and each such share of Series G convertible preferred stock will convert automatically into one share of our Class B common stock, immediately prior to completion of this offering. In January 2018, we entered into an amended and restated subordinated convertible promissory note with Constellation NewEnergy, Inc. (the Constellation Note), one of the existing holders of the 8% Notes, which reduced the interest rate of such note to a fixed annual interest rate of 5.0%, compounded monthly, and provided that the outstanding principal and accrued interest on such note may be converted prior to the closing of this offering, at the option of the holder, into shares of our Series G convertible preferred stock as described above, or, after the closing of this offering, into shares of our Class B common stock at a conversion price per share of $25.76.

(3) 6% Convertible Senior Secured PIK Notes due 2020

On December 15, 2015, we issued $160.0 million aggregate principal amount of our 6% Convertible Senior Secured PIK Notes due 2020 (the 6% Notes) pursuant to a note purchase agreement with certain accredited investors and qualified institutional buyers and pursuant to an indenture dated as of December 15, 2015. In January 2016, we issued an additional $25.0 million aggregate principal amount of our 6% Notes in connection with our repurchase of an interest in PPA I. In addition, in September 2016 we issued an additional $75.0 million aggregate principal amount of these notes pursuant to a note purchase agreement with accredited investors. Due to a reduction of collateral as a result of the issuance of 10% Senior Secured Notes (“10% Notes”) in June 2017, a 1% interest increase was negotiated between the Company and 5% Notes investors to change the interest rate from 5% to 6% effective July 1, 2017. The notes are referred to as 6% Notes. The 6% Notes are secured by our working capital, fixed assets, intellectual property and other assets, subject to limited exceptions. The 6% Notes had a fixed interest rate of 5% until July 2017 when the rate was increased to 6% compounded monthly and payable in cash or in kind at our election, and are due on December 1, 2020. As of December 31, 2016, and 2017 and as of March 31, 2018, the outstanding principal and accrued interest on the 6% Notes was $270.8 million, $286.1 million, and $290.4 million, respectively. Following the completion of this offering, the 6% Notes will be convertible at the option of the holders thereof into shares of our Class B common stock at an initial conversion price per share equal to the lower of $30.91 and 75% of the offering price of our Class A common stock sold in this offering. In addition, following completion of this offering, the 6% Notes will be redeemable by us under certain circumstances at a redemption price payable in cash equal to 100% of the principal amount of the 6% Notes to be redeemed, plus accrued but unpaid interest.

In addition, in connection with the issuance of the 6% Notes, we agreed to issue to certain purchasers of the 6% Notes, upon the occurrence of certain conditions, warrants to purchase up to a maximum of 469,333 shares of our Class B common stock at an exercise price of $0.01 per share (the Note Warrants). The Note Warrants were issued on August 31, 2017, and will automatically be deemed exercised immediately prior to the completion of this offering.

4) 10% Senior Secured Notes due 2024

On June 30, 2017, we issued $100.0 million aggregate principal amount of 10% Notes pursuant to a note purchase agreement with certain accredited investors and qualified institutional buyers. The notes mature in July 2024 and bear interest at a fixed rate of 10% payable semi-annually. The notes have a continuing security interest in the cash flows payable to us as servicing, operations and maintenance fees, as well as administrative fees from the five active power purchase agreements in our Bloom Electrons program.

(5) Warrant Issuances

•	On August 31, 2017, in connection with the issuance of the 6% Notes, we issued a warrant to purchase 469,333 shares of our Class B common stock at $0.01 per share. The warrant is immediately exercisable and expires five years from the date of issuance.

(6) Options Issuances

•	From January 1, 2015 through May 1, 2018, we issued and sold an aggregate of 1,223,697 shares of Class B common stock upon the exercise of options issued to certain officers, directors, employees and consultants of the registrant under our 2002 Equity Incentive Plan and 2012 Equity Incentive Plan at exercise prices per share ranging from $0.50 to $20.64, for an aggregate consideration of approximately $3.1 million. In addition, we issued 71,601 shares of Class B common stock upon the exercise of restricted stock unit awards to consultants of the registrant under our 2002 Equity Incentive Plan and 2012 Equity Incentive Plan with an average grant date fair value of $20.64 per share.

•	From January 1, 2015 through May 1, 2018, we granted direct issuances or stock options to purchase an aggregate of 9,697,458 shares of our Class B common stock at exercise prices per share ranging from $20.54 to $20.64 share to employees, consultants, directors and other service providers under our 2002 Equity Incentive Plan and 2012 Equity Incentive Plan. In addition, we granted restricted stock unit awards for 4,582,802 shares of Class B common stock to certain officers, directors, employees and consultants of the registrant under our 2002 Equity Incentive Plan and 2012 Equity Incentive Plan with an average grant date fair value of $20.64 per share.

Except as set forth above, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(a)(2) thereof, with respect to items (1), (2), (3), (4) and (5) above, and Rule 701 thereunder, with respect to items (5) and (6) above, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

D. Exhibits.

Exhibit Number	Description

1.1†	Form of Underwriting Agreement

3.1†	Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon closing of this offering

3.2†	Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering

3.3	Amended and Restated Certificate of Incorporation of the Registrant, as amended and currently in effect

3.4	Bylaws of the Registrant, as currently in effect

4.1†	Form of Common Stock Certificate of the Registrant

4.2	Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated June 30, 2011

4.3	Amendment No. 1 to Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated December 14, 2015

4.4	Indenture by and among the Registrant, certain guarantors party thereto and U.S. Bank National Association, as trustee, dated as of December 15, 2015

4.5	Form of 6% Convertible Senior Secured PIK Note due 2020 (included in Exhibit 4.4)

4.6	Security Agreement by and among the Registrant, certain guarantors party thereto and U.S. Bank National Association, as collateral agent, dated as of December 15, 2015

4.7	Agreement and Warrant to Purchase Common Stock by and between Keith Daubenspeck and the Registrant, dated June 27, 2014

4.8	Agreement and Warrant to Purchase Common Stock by and between Dwight Badger and the Registrant, dated June 27, 2014

4.9	Plain English Warrant Agreement by and between Triplepoint Capital LLC, a Delaware limited liability company, and the Registrant, dated December 31, 2010

4.10	Amended and Restated Plain English Warrant Agreement by and between Triplepoint Capital LLC, a Delaware limited liability company, and the Registrant, dated December 15, 2011

4.11	Agreement and Warrant to Purchase Series F Preferred Stock by and between PE12GVVC (US Direct) Ltd. and the Registrant, dated July 1, 2014

4.12	Agreement and Warrant to Purchase Series F Preferred Stock by and between PE12PXVC (US Direct) Ltd. and the Registrant, dated July 1, 2014

4.13	Warrant to Purchase Preferred Stock by and between Atel Ventures, Inc., in its capacity as Trustee for its assignee affiliated funds, and the Registrant, dated December 31, 2012

4.14	Plain English Warrant Agreement by and between Triplepoint Capital LLC, a Delaware limited liability company, and the Registrant, dated September 27, 2012

4.15	Agreement and Warrant to Purchase Series G Preferred Stock by and between Keith Daubenspeck and the Registrant, dated June 27, 2014

4.16	Agreement and Warrant to Purchase Series G Preferred Stock by and between Dwight Badger and the Registrant, dated June 27, 2014

Exhibit Number	Description

4.17	Amendment No. 2 to Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated August 4, 2016

4.18	Amendment No. 3 to Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated September 20, 2016

4.19	First Supplemental Indenture by and among Registrant, certain guarantor party thereto and U.S. Bank National Association, as trustee, dated as of September 20, 2016

4.20	Indenture by and among the Registrant, certain guarantors party thereto and U.S. Bank National Association, as trustee, dated as of June 29, 2017

4.21	Form of 10% Senior Secured Note due 2024 (included in Exhibit 4.20)

4.22	Security Agreement by and among the Registrant, U.S. Bank National Association, as trustee and U.S. Bank National Association, as collateral agent, dated as of June 29, 2017

4.23	Common Stock Purchase Warrant by and between Canada Pension Plan Investment Board and the Registrant, dated August 31, 2017

4.24	Second Supplemental Indenture, Omnibus Amendment to Notes and Limited Waiver by and among the Registrant, certain guarantors party thereto and U.S. Bank National Association, as trustee, dated as of June 29, 2017

4.25	Third Supplemental Indenture and Omnibus Amendment to Notes by and among the Registrant, certain guarantors party thereto and U.S. Bank National Association, as trustee, dated as of January 18, 2018

4.26†	Form of Holder Voting Agreement, between KR Sridhar and certain parties thereto

4.27	Form of 8.0% Subordinated Senior Secured Convertible Promissory Note

4.28	Amended and Restated Subordinated Secured Convertible Promissory Note by and between the Registrant and Constellation NewEnergy, Inc., dated as of January 18, 2018

5.1†	Opinion of Fenwick & West LLP

10.1†	Form of Indemnification Agreement for directors and executive officers

10.2	2002 Equity Incentive Plan and form of agreements used thereunder

10.3	2012 Equity Incentive Plan and form of agreements used thereunder

10.4†	2018 Equity Incentive Plan and form of agreements used thereunder

10.5†	2018 Employee Stock Purchase Plan and form of agreements used thereunder

10.6	NASA Ames Research Center Enhanced Use Lease dated December 5, 2011 by and between the Registrant and National Aeronautics and Space Administration, as amended as of November 1, 2012, August 25, 2014, August 17, 2016 and September 12, 2017

10.7	Standard Industrial Lease dated April 5, 2005 by and between the Registrant and The Realty Associates Fund III, L.P., as amended as of April 22, 2005, January 12, 2010, April 30, 2015 and December 7, 2015

10.8	Ground Lease by and between 1743 Holdings, LLC and the Registrant dated as of March 2012

10.9	Offer Letter by and between the Registrant and KR Sridhar, dated April 1, 2002

10.10	Offer Letter by and between the Registrant and Randy Furr, dated April 9, 2015

10.11	Offer Letter by and between the Registrant and Susan Brennan, dated October 3, 2013

Exhibit Number	Description

10.12*	Second Amended and Restated Limited Liability Company Agreement of Diamond State Generation Holdings, LLC, dated as of March 20, 2013 (PPA II)

10.13*	Guaranty by the Registrant, dated as of March 16, 2012 (PPA II)

10.14*	Master Operation and Maintenance Agreement by and between Diamond State Generation Partners, LLC and the Registrant, dated as of April 13, 2012 (PPA II)

10.15	Equity Contribution Agreement by and among the Registrant, Diamond State Generation Partners, LLC, and Deutsche Bank Trust Company Americas, dated as of March 20, 2013 (PPA II)

10.16*	Note Purchase Agreement by and between Diamond State Generation Partners, LLC and the Purchasers thereunder, dated as of March 20, 2013 (PPA II)

10.17*	Master Energy Server Purchase Agreement between the Registrant and Diamond State Generation Partners, LLC, dated as of April 13, 2012 (PPA II)

10.18	Omnibus First Amendment to MESPA, MOMA and ASA by and among the Registrant, Diamond State Generation Partners, LLC and Diamond State Generation Holdings, LLC, dated as of March 20, 2013 (PPA II)

10.19*	Equity Capital Contribution Agreement with respect to Diamond State Generation Holdings, LLC, by and among Clean-Technologies II, LLC, Diamond State Generation Holdings, LLC, Diamond State Generation Partners, LLC, and Mehetia Inc., dated as of March 16, 2012 (PPA II)

10.20*	First Amendment to the Equity Capital Contribution Agreement with respect to Diamond State Generation Holdings, LLC dated as of April 13, 2012 (PPA II)

10.21*	Administrative Services Agreement by and between Registrant, Diamond State Generation Holdings, LLC, and Diamond State Generation Partners, LLC, dated as of April 13, 2012 (PPA II)

10.22*	Depositary Agreement among Diamond State Generation Partners, LLC, Deutsche Bank Trust Company Americas, and Deutsche Bank Trust Company Americas, dated as of March 20, 2013 (PPA II)

10.23*	First Amended and Restated Purchase, Use and Maintenance Agreement by and among Registrant and 2016 ESA Project Company, dated as of June 26, 2017 (Southern)

10.24*	Amendment No. 1 to Amended and Restated Purchase, Use and Maintenance Agreement by and between Registrant and 2016 ESA Project Company, LLC, dated as of September 11, 2017 (Southern)

10.25	Amendment No. 1 to Depository Agreement by and among Diamond State Generation Partners, LLC, Deutsche Bank Trust Company Americas and Deutsche Bank Trust Company Americas, dated as of March 21, 2017 (PPA II)

10.26	First Amendment to Second Amended and Restated Limited Liability Company Agreement of Diamond State Generation Holdings, LLC, dated as of September 25, 2013 (PPA II)

10.27	Consent, Authorization, Waiver and First Amendment to Note Purchase Agreement by and between Diamond State Generation Partners, LLC and the holders, dated as of June 24, 2013 (PPA II)

10.28	Second Amendment to Note Purchase Agreement by and among Diamond State Generation Partners, LLC and the Holders thereto, dated March 13, 2018 (PPA II)

10.29	Net Lease Agreement, dated as of April 4, 2018, by and between the Registrant and 237 North First Street Holdings, LLC

10.30	Offer letter by and between the Registrant and Glen Griffiths, dated as of October 17, 2014

Exhibit Number	Description

10.31	Consulting Agreement between the Registrant and Colin L. Powell, dated as of January 29, 2009

10.32	Employment, Confidential Information, Invention Assignment and Arbitration Agreement between Ion America Corporation and KR Sridhar, dated April 1, 2002

10.33	Employment, Confidential Information, Invention Assignment and Arbitration Agreement between the Registrant and Susan Brennan, dated November 7, 2013

10.34	Employment, Confidential Information, Invention Assignment and Arbitration Agreement between the Registrant and Glen Griffiths, dated December 1, 2014

21.1†	List of Subsidiaries

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2†	Consent of Fenwick & West LLP (See Exhibit 5.1)

24.1	Power of Attorney (see page II-9 to this registration statement)

99.1	Grant Agreement by and between the Delaware Economic Development Authority and the Registrant, dated March 1, 2012

†	To be filed by amendment.
*	Confidential treatment requested with respect to portions of this exhibit.

(b) Financial Statements Schedules. All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the Securities Act), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 12th day of June, 2018.

BLOOM ENERGY CORPORATION

By:	/s/ KR Sridhar
KR Sridhar
Founder, President, Chief Executive Officer and Director

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints KR Sridhar and Randy Furr, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full powers of substitution and resubstitution, for him and in his name, place or stead, in any and all capacities, to sign the registration statement filed herewith and any and all amendments to said registration statement (including post-effective amendments and any registration statement for the same offering covered by said registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto), and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her or their substitute or substitutes, may lawfully do or cause to be done hereby by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ KR Sridhar KR Sridhar	Founder, President, Chief Executive Officer and Director (Principal Executive Officer)	June 12, 2018

/s/ Randy Furr Randy Furr	Chief Financial Officer (Principal Financial and Accounting Officer)	June 12, 2018

/s/ Kelly A. Ayotte Kelly A. Ayotte	Director	June 12, 2018

/s/ Mary K. Bush Mary K. Bush	Director	June 12, 2018

/s/ John Doerr John Doerr	Director	June 12, 2018

/s/ Colin L. Powell Colin L. Powell	Director	June 12, 2018

Signature	Title	Date

/s/ Scott Sandell Scott Sandell	Director	June 12, 2018

/s/ Peter Teti Peter Teti	Director	June 12, 2018

/s/ Eddy Zervigon Eddy Zervigon	Director	June 12, 2018